**HUALING HOLDINGS LIMITED**
華凌集團有限公司


05005163

29 December 2004

SECURITIES & EXCHANGE COMMISSION,
Office of International Corporate Finance,
Division of Corporation Finance,
450 Fifth Street, N.W.,
Washington, D. C., 20549
U.S.A.



SUPPL

PROCESSED
JAN 13 2005
THOMSON
FINANCIAL

Dear Sir,

**Re: Hualing Holdings Limited – File No. 82-4195 (the "Company")**

Enclosed please find the English versions of the following document for your record:

| Name of Notice Report | Circulation Date | Information provided to |
|---|---|---|
| Announcement of acquisition of interest in Hualing | 3 November 2004 | Stock Exchange/shareholders |
| Announcement on completion of sales and purchase agreement and appointment of independent financial adviser | 11 November 2004 | Stock Exchange/shareholders |
| Announcement of despatch of offer document (in relation to Hualing) | 16 November 2004 | Stock Exchange/shareholders |
| Offer document (in relation to Hualing) | 17 November 2004 | Shareholders |
| Announcement on appointment of new directors | 22 November 2004 | Stock Exchange/shareholders |
| Announcement on change of registered address | 25 November 2004 | Stock Exchange/shareholders |
| Announcement on delay in despatch of offeree Document | 1 December 2004 | Stock Exchange/shareholders |
| Announcement on despatch of offeree document | 8 December 2004 | Stock Exchange/shareholders |
| Offeree document | 8 December 2004 | Shareholders |
| Announcement on responsibility in respect of offeree document and joint Announcement | 16 December 2004 | Stock Exchange/shareholders |
| Announcement on closure and results of the offers (in relation to Hualing) | 22 December 2004 | Stock Exchange/shareholders |
| Announcement on change of directors | 22 December 2004 | Stock Exchange/shareholders |



Room 4108-10, 41/F., Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.
Tel: (852) 2802 2155 Fax: (852) 2598 8995
Web site: http://www.hualing.com
香港灣仔皇后大道東183號合和中心41樓4108至10室
電話：(852) 2802 2155 圖文傳真：(852) 2598 8995

dlw 1/13

Thank you for your attention.

Yours faithfully,
For and on behalf of
Hualing Holdings Limited



Wong Hon Sum
Company Secretary

HW/ip



Room 4108-10, 41/F., Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.
Tel: (852) 2802 2155 Fax: (852) 2598 8995
Web site: http://www.hualing.com
香港灣仔皇后大道東 183 號合和中心 41 樓 4108 至 10 室
電話：(852) 2802 2155 圖文傳真：(852) 2598 8995

22/11/04
China Daily





# HUALING HOLDINGS LIMITED
# 華凌集團有限公司

*(Incorporated in Hong Kong with limited liability)*
(Stock Code: 382)

## ANNOUNCEMENT ON APPOINTMENT OF NEW DIRECTORS

The board of directors (**"Directors"**) of Hualing Holdings Limited (the "**Company**") is pleased to announce that Mr. Fang Hongbo, Mr. Liu Liang and Mr. Zhang Quan have been appointed as Executive Directors of the Company; Mr. Li Jianwei and Ms. Yuan Liqun have been appointed as Non-executive Directors of the Company with effect from 17 November 2004.

The biographical details of the new Directors are set out below:

**Mr. Fang Hongbo, executive Director**

| | |
|---|---|
| *Age* | : 37 |
| *Length of service* | : Mr. Fang joined the Company with effect from 17 November 2004 as an executive Director. |
| *Qualification and experience* | : Mr. Fang obtained a master degree in business from National University of Singapore. He has worked for Midea Group Co., Ltd. since 1992 and has assumed various senior management positions for sales and overall management of the air-conditioners division of Midea Group Co., Ltd. with considerable experience. Mr. Fang has also been a director of GD Midea Electric Appliances Co., Ltd. ("GD Midea"), a joint stock company whose shares are listed on the Shenzhen Stock Exchange in the PRC, since 29 April 2002. |
| *Relationship with other Directors, senior management, substantial or controlling shareholders* | : Mr. Fang is currently a director of GD Midea, which is a subsidiary of Midea Group Co., Ltd., the controlling shareholder of the Company. He is also the president of the refrigeration equipment division of GD Midea. |
| *Interests in shares of the Company* | : Mr. Fang has no direct or indirect interest in any shares of the Company. |
| *Amount of emoluments* | : The amounts of emoluments and management bonuses are determined at the discretion of the board of Directors and will be disclosed in the annual report of the Company. |

**Mr. Liu Liang, executive Director**

| | |
|---|---|
| *Age* | : 42 |
| *Length of service* | : Mr. Liu joined the Company with effect from 17 November 2004 as an executive Director. |
| *Qualification and experience* | : Mr. Liu has obtained a bachelor degree in mechanical engineering from Shanghai Jiao Tong University. Mr. Liu has worked for Midea Group Co., Ltd. since 1991 and has assumed various senior management positions for marketing, sales and overall management of the air-conditioners division of Midea Group Co., Ltd. with considerable experience. |
| *Relationship with other Directors, senior management, substantial or controlling shareholders* | : Mr. Liu is currently a vice president of the refrigeration equipment division of GD Midea, a subsidiary of Midea Group Co., Ltd., the controlling shareholder of the Company. |
| *Interests in shares of the Company* | : Mr. Liu has no direct or indirect interest in any shares of the Company. |
| *Amount of emoluments* | : The amounts of emoluments and management bonuses are determined at the discretion of the board of Directors and will be disclosed in the annual report of the Company. |

**Mr. Zhang Quan, executive Director**

| | |
|---|---|
| *Age* | : 36 |
| *Length of service* | : Mr. Zhang joined the Company with effect from 17 November 2004 as an executive Director. |
| *Qualification and experience* | : Mr. Zhang has obtained a master degree in international management from the Australian National University. Mr. Zhang has worked for Midea Group Co., Ltd. since 1991 and has assumed various senior management positions for financial management for Midea Group Co., Ltd. with considerable experience. |
| *Relationship with other Directors, senior management, substantial or controlling shareholders* | : Mr. Zhang is an assistant of the president and the financial controller of the refrigeration equipment division of GD Midea, a subsidiary of Midea Group Co., Ltd., the controlling shareholder of the Company. |
| *Interests in shares of the Company* | : Mr. Zhang has no direct or indirect interest in any shares of the Company. |
| *Amount of emoluments* | : The amounts of emoluments and management bonuses are determined at the discretion of the board of Directors and will be disclosed in the annual report of the Company. |

**Mr. Li Jianwei, a non-executive Director**

| | |
|---|---|
| *Age* | : 38 |
| *Length of service* | : Mr. Li joined the Company with effect from 17 November 2004 as a non-executive Director. |
| *Qualification and experience* | : Mr. Li has obtained a master degree in business administration from Fudan University. He has worked for Midea Group Co., Ltd. since 1994 and has assumed various senior management positions for strategic development of Midea Group Co., Ltd.. |
| *Relationship with other Directors, senior management, substantial or controlling shareholders* | : Mr. Li is a director and capital investment controller of Midea Group Co., Ltd., the controlling shareholder of the Company. |
| *Interests in shares of the Company* | : The registered capital of Midea Group Co., Ltd., the controlling shareholder which owns 42.4% of the entire issued share capital of the Company, is owned as to 45% by Foshan Shunde Lixun Investment Co., Ltd. (佛山市順德區利迅投資有限公司), the registered capital of which is in turn owned as to 33% by Mr. Li Jianwei. |
| *Amount of emoluments* | : The amounts of emoluments and management bonuses are determined at the discretion of the board of Directors and will be disclosed in the annual report of the Company. |

**Ms. Yuan Liqun, a non-executive Director**

| | |
|---|---|
| *Age* | : 35 |
| *Length of service* | : Ms. Yuan joined the Company with effect from 17 November 2004 as a non-executive Director. |
| *Qualification and experience* | : Ms. Yuan has obtained a master degree in international management from the Australian National University. She has worked for Midea Group Co., Ltd. since 1992 and has assumed various senior management positions for financial and overall management of Midea Group Co., Ltd. with considerable experience in financial management. Ms. Yuan has also been a supervisor of GD Midea since 26 May 2003. |
| *Relationship with other Directors, senior management, substantial or controlling shareholders* | : Ms. Yuan is a director and the financial controller of Midea Group Co., Ltd., the controlling shareholder of the Company. |
| *Interests in shares of the Company* | : The registered capital of Midea Group Co., Ltd., the controlling shareholder which owns 42.4% of the entire issued share capital of the Company, is owned as to 45% by Foshan Shunde Lixun Investment Co., Ltd. (佛山市順德區利迅投資有限公司), the registered capital of which is in turn owned as to 33% by Ms. Yuan Liqun. |
| *Amount of emoluments* | : The amounts of emoluments and management bonuses are determined at the discretion of the board of Directors and will be disclosed in the annual report of the Company. |

With reference to the offers for shares in, and options of, the Company as mentioned in the joint announcement dated 3 November 2004 issued by the Company and Midea International Corporation Company Limited, the board of Directors of the Company noted that an offer document has, on 17 November 2004, been dispatched to the shareholders and optionholders of the Company. In accordance with the Takeovers Code, the Company is required to send an offeree document in relation to the offers to the shareholders and optionholders of the Company within 14 days of 17 November 2004 or such later date as the Securities and Futures Commission may approve.

By order of the board of Directors
**Wong Hon Sum**
*Company Secretary*

Hong Kong, 19 November 2004

*As at the date thereof, the executive Directors of the Company are Mr. Fang Hongbo, Mr. Liu Liang, Mr. Zhang Quan, Mr. Li Yu Jun, Mr. Chen Xiao Shi, Mr. Liang Wei Wen and Mr. Huang Wei Hua; the non-executive Directors of the Company are Mr. Li Jianwei, Ms. Yuan Liqun, Mr. Zhang Xin Hua and Mr. Chen Yu Hang; the independent non-executive Directors of the Company are Mr. Chan Wai Dune, Mr. Lo Wing Sang, Vincent and Mr. Lam Ming Yung.*

**Hualing Holdings Limited**
**華凌集團有限公司**
*(Incorporated in Hong Kong with limited liability)*
(Stock Code: 382)

美的 Midea
**Midea International Corporation Company Limited**
*(Incorporated in Hong Kong with limited liability)*

# DESPATCH OF OFFEREE DOCUMENT
# EXTENSION OF THE FIRST CLOSING DATE OF THE OFFERS

The Offeree Document containing, among other things, the recommendation of Hualing's independent board committee and the letter of advice from Hualing's independent financial adviser with respect to the Offers had been despatched to Shareholders and Optionholders on 8 December 2004.

In relation to the extension of the latest time for despatch of the Offeree Document, pursuant to Rule 8.4 of the Takeovers Code, Midea International has agreed to extend the First Closing Date by the number of business days in respect of which the despatch of the Offeree Document is delayed. As a result, the First Closing Date is extended from Wednesday, 15 December 2004 to Wednesday, 22 December 2004. The Offers will remain open until Wednesday, 22 December 2004, and will close at 4:00 p.m. on Wednesday, 22 December 2004 unless the Offers have previously become or have been declared unconditional.

Certain information set out in the section headed "Material Change" contained in Appendix 1 (Financial Information of the Group) of the Offeree Document has been extracted and reproduced in this announcement for information purposes. Your attention is drawn to the contents contained in the Offeree Document.

***Investors are advised to exercise caution when dealing in the Shares as the Offers may or may not become unconditional.***

Reference is made to the offer document dated 17 November 2004 ("Offer Document") issued by Midea International in connection with the Offers and the announcement dated 1 December 2004 made by Hualing Holdings Limited ("Hualing") in relation to the extension of the latest time for despatch of the response document in connection with the Offers ("Offeree Document") to 8 December 2004. Terms used in this announcement shall have the same meaning as in the Offer Document unless defined otherwise.

## DESPATCH OF OFFEREE DOCUMENT

Hualing had on 8 December 2004 despatched to Shareholders and Optionholders the Offeree Document which contains, among other things, the recommendation of its independent board committee and the letter of advice from the independent financial adviser to the independent board committee with respect to the Offers.

## EXTENSION OF THE FIRST CLOSING DATE OF THE OFFERS

In relation to the extension of the latest time for despatch of the Offeree Document, Midea International had pursuant to Rule 8.4 of the Takeovers Code agreed to extend the first closing date of the Offers (the "First Closing Date") by the number of business days in respect of which the despatch of the Offeree Document is delayed. As a result, the First Closing Date is extended from Wednesday, 15 December 2004 to Wednesday, 22 December 2004. The Offers will remain open until Wednesday, 22 December 2004, and will close at 4:00 p.m. on Wednesday, 22 December 2004 unless the Offers have previously become or have been declared unconditional. Save for the abovementioned, Midea International does not intend to revise or extend the Offers unless required by or otherwise pursuant to the relevant provisions of the Takeovers Code. Set out below is the expected timetable for the Offers as revised in relation to the aforementioned extension:

| | |
|---|---|
| Offers commenced | Wednesday, 17 November, 2004 |
| Date of posting the Offeree Document | Wednesday, 8 December, 2004 |
| Latest time for acceptance of the Offers on the First Closing Date *(Note 1)* | 4:00 p.m. on Wednesday, 22 December, 2004 |
| First Closing Date *(Note 1)* | Wednesday, 22 December, 2004 |
| Announcement of the results of the Offers as at the First Closing Date to be published in the newspapers *(Note 1)* | Thursday, 23 December, 2004 |
| Latest date for despatch of remittances for the amounts due in respect of valid acceptance received by the First Closing Date under the Offers, assuming the Offers become, or are declared unconditional on such date *(Note 2)* | Saturday, 1 January 2005 |
| Latest time by which the Offers can be declared unconditional as to acceptance *(Note 3)* | Midnight, Sunday, 16 January, 2005 |

*Notes:*

1. Midea International reserves the right to extend the Offers until such date as it may determine in accordance with the Takeovers Code. Midea International will issue an announcement on the website of the Stock Exchange by 7:00 p.m. on the First Closing Date in relation to whether the Offers have expired, or have been revised or extended, which announcement will state either the next closing date or that the Offers will remain open until further notice. Such announcement will be republished in newspapers on the next business day thereafter. If Midea International extends the Offers as required pursuant to the Takeovers Code and no closing date is specified in the relevant announcement, at least 14 days' notice in writing will be given, before the Offers are closed, to the Shareholders and Optionholders who have not accepted the Offers. In the event that the Offers become or are declared unconditional on or before 4:00 p.m. on 22 December 2004, the Offers will remain open for acceptance until the later of 22 December 2004 and 14 days from the date when the Offers become or are declared unconditional.
2. Cheques in respect of the consideration payable for the Shares and the Options tendered under the Offers will be posted to the relevant Shareholders and Optionholders by ordinary post at their own risk as soon as possible but in any event within 10 days of the later of the date of receipt of all the relevant documents to render the relevant acceptances under the Offers complete and valid, and the date when the Offers become or are declared unconditional.
3. In accordance with the Takeovers Code, the Offers shall not be capable of becoming or being declared unconditional after midnight on 16 January 2005 unless extended with the consent of the Executive.
4. All time references contained in this announcement refer to Hong Kong time.

## DIRECTORS' RESPONSIBILITY STATEMENT IN OFFEREE DOCUMENT

Pursuant to Rule 9.3 of the Takeovers Code, all documents under the Takeovers Code should state that all directors of the company issuing the document jointly and severally accept full responsibility for the accuracy of the information contained in the relevant document and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in the relevant document have been arrived at after due and careful consideration and there are no other facts not contained in the relevant document, the omission of which would make any statement contained in the relevant document misleading.

In the Offeree Document, the statement relating to acceptance of responsibility for the contents of the Offeree Document mentions that the directors of Hualing (other than Mr. Li Yu Jun and Mr. Huang Wei Hua) jointly and severally accept responsibility in respect of the Offeree Document as Hualing could not obtain the agreement of Mr. Li Yu Jun and Mr. Huang Wei Hua to accept responsibility for the Offeree Document. An application has been made by Hualing to the Executive in respect of the exclusion of Mr. Li and Mr. Huang from accepting responsibility for the contents of the Offeree Document.

## EXTRACT OF CERTAIN FINANCIAL INFORMATION FROM OFFEREE DOCUMENT

The following is extracted from the section headed "Material Change" contained in Appendix I (Financial Information on the Group) of the Offeree Document and is reproduced for information purposes:

"Save for:

(a) the net proceeds of approximately HK$77 million from the subscription of 200,000,000 new Shares by the Vendor and Profit Upsurge Limited on 30 January 2004;

(b) based on the interim results of the Group for the six months ended 30 June 2004, the Group recorded an unaudited turnover derived from the Group's business of approximately HK$1,199,522,000 and an unaudited net loss of approximately HK$44,625,000 for the six months ended 30 June 2004. The interim results are, however, subject to audit and therefore may be subject to adjustments upon audit and/or changes as a result of any subsequent events which may arise after the Latest Practicable Date;

(c) pursuant to two land use right transfer agreements both dated 6 July 2004 entered into between 中國雪櫃實業有限公司 (China Refrigeration Industry Co., Ltd.*) ("China Refrigeration") and 廣州白雲機電工業公司 (Guangzhou Baiyun Mechanical Industrial Corporation*) ("Baiyun Mechanical") in relation to the acquisition by China Refrigeration of Baiyun Mechanical's entire interest, right and title to two pieces of land situated at Shahe District, Guangzhou, the PRC, where the existing production base including various factories, warehouses and office buildings of China Refrigeration were situated, for an aggregate consideration of RMB54,300,917.3 (approximately HK$51,227,280.5). Upon completion of these acquisitions of land, the land use right and the buildings situated on these two pieces of land will be stated at cost in the book of China Refrigeration;

(d) the deficit arising from the revaluation of properties as per the valuation report issued by Vigers Appraisal & Consulting Limited set out in Appendix 2 to this Offeree Document of approximately HK$70.3 million and the net losses arising from the disposal of properties, which took place during the first half of 2004 and subsequent to 30 June 2004, of approximately HK$1.9 million and HK$3.8 million respectively; and

(e) Midea International becoming the controlling shareholder of the Company immediately upon completion of the Sale and Purchase Agreement on 11 November 2004,

the Directors are not aware of any material change in the financial or trading position or prospects of the Group since 31 December 2003, the date to which the latest published audited financial statements of the Group were made up."

## CLARIFICATION OF PRESS ARTICLE

Hualing noticed that a press article was published in The Hong Kong Economic Times on 8 December 2004 alleging that Mr. Chen Xiao Shi and Mr. Liang Wei Wen, two executive directors of Hualing, had tendered resignation to Midea and that their resignation had been accepted by Midea.

As at the date of this announcement, save for the proposed resignations of Mr. Li Yu Jun, Mr. Huang Wei Hua and Mr. Lo Wing Sang, Vincent as directors of Hualing which shall not take effect until the First Closing Date, or the date on which the Offers become or are declared unconditional, whichever is the later, the board of directors of Hualing has not received any resignation letters from the other directors of Hualing.

***Investors are advised to exercise caution when dealing in the Shares as the Offers may or may not become unconditional.***

| BY ORDER OF THE BOARD | BY ORDER OF THE BOARD |
|---|---|
| **Hualing Holdings Limited** | **Midea International Corporation Company Limited** |
| **Liu Liang** | **Liang Guo Ping** |
| *Executive Director* | *Director* |

Hong Kong, 8 December 2004

*As at the date of this announcement, the executive directors of Hualing are Mr. Fang Hongbo, Mr. Liu Liang, Mr. Zhang Quan, Mr. Chen Xiao Shi, Mr. Liang Wei Wen, Mr. Li Yu Jun and Mr. Huang Wei Hua; the non-executive directors of Hualing are Mr. Li Jianwei, Ms. Yuan Liqun, Mr. Zhang Xin Hua and Mr. Chen Yu Hang; the independent non-executive directors of Hualing are Mr. Chan Wai Dune, Mr. Lo Wing Sang, Vincent and Mr. Lam Ming Yung.*

*The directors of Hualing (other than Mr. Li Yu Jun and Mr. Huang Wei Hua as Hualing could not obtain their respective agreement to accept responsibility for this announcement) jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that in relation to Midea International) and confirm, having made all reasonable inquiries, that to the best of their knowledge, the opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement (other than that in relation to Midea International), the omission of which would make any statement in this announcement misleading.*

*The directors of Midea International jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that in relation to Hualing) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement (other than that in relation to Hualing) the omission of which would make any statement in this announcement misleading.*

* *For identification purpose only*

# HUALING HOLDINGS LIMITED
# 華凌集團有限公司

*(Incorporated in Hong Kong with limited liability)*
(Stock Code: 382)

美的 Midea

# Midea International Corporation Company Limited

*(Incorporated in Hong Kong with limited liability)*

## ANNOUNCEMENT

**(1) Acquisition of a controlling interest in Hualing Holdings Limited by Midea International Corporation Company Limited**
**(2) Possible mandatory conditional cash offers by**

**ICEA**
A subsidiary of ICBC

**on behalf of**
**Midea International Corporation Company Limited**
**for all the issued shares in Hualing Holdings Limited**
**(other than those shares already owned by or agreed to be acquired by Midea International Corporation Company Limited and parties acting in concert with it)**
**and all outstanding share options of Hualing Holdings Limited**

Midea International announces that, on 31 October 2004, Midea International entered into the Sale and Purchase Agreement with the Vendor, pursuant to which Midea International agreed to purchase and the Vendor agreed to sell and procure to sell 670,076,808 Shares for a cash consideration of approximately HK$234.5 million (equivalent to HK$0.35 per Share). The Sale Shares represent approximately 42.4% of the entire issued share capital of Hualing as at the date of this announcement. The Sale and Purchase Agreement is conditional upon certain conditions as described in the paragraph headed "Conditions of the Sale and Purchase Agreement" of this announcement.

Upon Completion, Midea International and parties acting in concert with it will own in aggregate 670,076,808 Shares, representing approximately 42.4% of the issued share capital of Hualing as at the date of this announcement and is required under Rule 26.1 and Rule 13 of the Takeovers Code to make mandatory conditional cash offers for all the issued Shares not already owned or agreed to be acquired by Midea International and parties acting in concert with it and all the outstanding Options. The principal terms of the Offers are set out under the section headed "Mandatory conditional cash offers" of this announcement. The Offers will be subject to and conditional upon Midea International having received valid acceptances in respect of Shares which, together with Shares owned or agreed to be acquired by Midea International and parties acting in concert with it before and during the Offer, will result in their holding of more than 50% of the voting rights of Hualing.

Within 21 days of the date of this announcement or such later date as the Executive may approve, Midea International is required to despatch the offer document containing the terms of the Offers, the form of acceptance and transfer of the Shares to the Shareholders as well as the form of acceptance of the outstanding Options to the Optionholders.

Hualing announces that, in accordance with the Takeovers Code, Hualing is required to send the offeree document in relation to the Offers to the Shareholders and the Optionholders within 14 days of the posting of the offer document or such later date as the Executive may approve.

**At the request of Hualing, trading in the Shares on the Stock Exchange was suspended with effect from 9:36 a.m. on Monday, 1 November 2004 pending the release of this announcement. Application has been made by Hualing for the resumption of trading in the Shares on the Stock Exchange with effect from 9:30 a.m. on 4 November 2004.**

**The Sale and Purchase Agreement is conditional upon the fulfillment of certain conditions and the Offers will only be made upon Completion, and may or may not become unconditional. Investors are therefore advised to exercise caution in dealing in the Shares.**

## THE SALE AND PURCHASE AGREEMENT

Date: 31 October 2004

Vendor: Able Profit Investment Limited, a company incorporated in the British Virgin Islands with limited liability which is wholly and beneficially owned by Guangzhou Municipal Government through Guangzhou International Group Co., Limited, a state-owned enterprise organized under the laws of the PRC.

Purchaser: Midea International, a company incorporated in Hong Kong with limited liability which is beneficially owned as to 99.9% by Midea Group Co., Ltd. (美的集團有限公司) (Note) and as to 0.09% by Mr. He Xiang Jian who is a director of Midea International and 0.01% by Ms. Lu De Yan.

*Note: The registered capital of Midea Group Co., Ltd. (美的集團有限公司) is owned as to 55% by Foshan Shunde Tiantuo Investment Co., Ltd. (佛山市順德區天托投資有限公司) and 45% by Foshan Shunde Lixun Investment Co., Ltd. (佛山市順德區利迅投資有限公司). The registered capital of Foshan Shunde Tiantuo Investment Co., Ltd. (佛山市順德區天托投資有限公司) is in turn owned as to 90% by Mr. He Xiang Jian and 10% by Ms. Lu De Yan and the registered capital of Foshan Shunde Lixun Investment Co., Ltd. (佛山市順德區利迅投資有限公司) is owned as to 34% by Mr. Zhang He Chuan, 33% by Mr Li Jianwei and 33% by Ms. Yuan Liqun. Ms. Lu De Yan is the daughter-in-law of Mr He Xiang Jian. Mr. Zhang He Chuan, Mr Li Jianwei and Ms. Yuan Liqun are members of the senior management of Midea Group Co., Ltd.*

### Sale Shares

Midea International announces that, the Vendor has conditionally agreed to sell or procure to sell and Midea International has conditionally agreed to purchase 670,076,808 Shares, representing approximately 42.4% of the issued share capital of Hualing as at the date of this announcement. At Completion, the Sale Shares to be acquired by Midea International will be free from all claims, charges, liens, encumbrances and other third parties rights.

### Consideration

HK$234,526,882.80 (equivalent to HK$0.35 per Share), which was negotiated and determined on arm's length basis between Midea International and the Vendor.

**The purchase price of HK$0.35 per Share represents**

(a) a discount of approximately 13.6% to the closing price of HK$0.405 per Share as quoted on the Stock Exchange on 29 October 2004, being the last complete trading day prior to the suspension of the trading in the Shares at 9:36 a.m. on 1 November 2004;

(b) a discount of approximately 8.5% to the average closing price of approximately HK$0.3825 per Share as quoted on the Stock Exchange for the last 10 consecutive complete trading days prior to the suspension of the trading in the Shares at 9:36 a.m. on 1 November 2004; and

(c) a premium of approximately 43.4% to the unaudited consolidated net asset value per Share of approximately HK$0.244 as at 30 June 2004 based on Hualing's 2004 interim report for the six months ended 30 June 2004.

The Consideration will be paid by Midea International to the Vendor according to the following schedule:

- first instalment of HK$130 million to be paid upon Completion;
- second instalment of HK$81,074,194.5 to be paid on or before 180 days after Completion; and
- final instalment of HK$23,452,688.3 to be paid on or before 15 business days after the end of the Indemnity Claim Period, or in the event that any claim is being made by Midea International against the Vendor within the Indemnity Claim Period pursuant to the terms of the Sale and Purchase Agreement, payment of the final instalment shall only be made by Midea International on or before the 15th business day after the final adjudication of the relevant claim is being received.

(b) a discount of approximately 8.5% to the average closing price of approximately HK$0.3825 per Share as quoted on the Stock Exchange for the last 10 consecutive complete trading days prior to the suspension of the trading in the Shares at 9:36 a.m. on 1 November 2004; and

(c) a premium of approximately 43.4% to the unaudited consolidated net asset value per Share of approximately HK$0.244 as at 30 June 2004 based on Hualing's 2004 interim report for the six months ended 30 June 2004.

### Conditions of the Offers

The Offers will be conditional upon Midea International having received valid acceptances in respect of Shares which, together with Shares owned or agreed to be acquired by Midea International and parties acting in concert with it before and during the Offer, will result in their holding more than 50% of the voting rights of Hualing. In the event the Offers become unconditional, a separate announcement will be made by Midea International.

**Investors are advised to exercise caution in dealing in the Shares as the Sale and Purchase Agreement is conditional upon the fulfillment of certain conditions and the Offers will only be made upon Completion which may or may not become unconditional. Further announcement will be made by Hualing and Midea International regarding the Offers as and when necessary.**

### Total consideration

Assuming that there is no change in the issued share capital of Hualing as a result of the exercise of the Options prior to the making of the Offers, at a price of HK$0.35 per Share, the entire issued share capital of Hualing is valued at approximately HK$553.7 million under the Share Offer and all the Shares subject to the Share Offer are valued at approximately HK$319.2 million. Assuming that all the 800,000 outstanding Type I Options at a price of HK$0.01 per Option, all the 4,000,000 Type II Options at a price of HK$0.106 per Option and all the 2,160,000 Type III Options at a price of HK$0.139 per Option are tendered, the consideration payable by Midea International under the Option Offer is approximately HK$732,000.

Assuming that all the 6,960,000 outstanding Options are fully exercised prior to the making of the Offers, there will be 1,588,996,408 Shares in issue and the entire issued share capital of Hualing is valued at approximately HK$556.1 million under the Share Offer, and all the Shares subject to the Share Offer are valued at approximately HK$321.6 million.

ICEA, as the financial adviser to Midea International, is satisfied that there are sufficient financial resources available to Midea International to meet its obligation in case of a full acceptance of the Offers.

### Effect of accepting the Offers

By accepting the Share Offer and upon the Share Offer becomes unconditional, Shareholders will sell their Shares to Midea International free from all liens, claims and encumbrances and with all rights attached to them, including the rights to receive all dividends and distribution declared, made or paid at or after the date on which the Offers are made, i.e. the date of posting of the offer document to be issued by Midea International in connection with the Offers. By accepting the Option Offer, the Optionholders will surrender and give up the subscription rights attaching to the Options.

### Stamp duty

Seller's ad valorem duty arising in connection with acceptance of the Share Offer amounting to 0.1% of the amount payable in respect of the relevant acceptance will be deducted from the amount payable to the Shareholders who accept the Share Offer. Midea International will bear its own portion of buyer's ad valorem stamp duty at the rate of 0.1% of the amount payable in respect of relevant acceptances and will be responsible to account to the Stamp Office of Hong Kong the stamp duty payable for the sale and purchase of the Shares.

### Payment

Payment in cash in respect of acceptances of the Offers will be made within ten days of the date on which the

## THE LISTING STATUS OF HUALING

Midea International intends that Hualing will remain listed on the Stock Exchange after the close of the Offers and do not intend to exercise any rights to compulsorily acquire all the shares of Hualing. The directors of Midea International and the new directors to be appointed to the board of directors of Hualing will jointly and severally undertake to the Stock Exchange to take appropriate steps following the close of the Offers to ensure that such number of Shares as may be required by the Stock Exchange are held by the public.

**The Stock Exchange has stated that if, at the close of the Offers, less than the minimum prescribed percentage applicable to Hualing, being 25%, of the Shares are held by the public, or if the Stock Exchange believes that:**

**(i) a false market exists or may exists in trading of the Shares; or**

**(ii) there are insufficient Shares in public hands to maintain an orderly market,**

**it will consider exercising its discretion to suspend dealings in the Shares.**

**The Stock Exchange will also closely monitor all acquisitions or disposals of assets by Hualing. Under the Listing Rules, the Stock Exchange has the power pursuant to the Listing Rules to aggregate a series of transactions and any such transactions may result in Hualing being treated as if it were a new listing applicant and subject to the requirement for new applicants as set out in the Listing Rules.**

## GENERAL

### Offer document

Pursuant to Rule 8.2 of the Takeovers Code, within 21 days of the date of this announcement or such later date as the Executive may approve, Midea International is required to despatch the offer document containing the terms of the Offers, the form of acceptance and transfer of the Shares to the shareholders of Hualing as well as the form of acceptance of the outstanding Options to the Optionholders. In the event the conditions to the Sale and Purchase Agreement cannot be fulfilled within 21 days of the date of this announcement, Midea International will apply for the consent of the Executive under Note 2 to Rule 8.2 of the Takeovers Code so that the offer document will be despatched within 7 days of the fulfillment of the conditions to the Sale and Purchase Agreement.

### Offeree document

Hualing announces that, in accordance with the Takeovers Code, Hualing is required to send the offeree document in relation to the Offers to the Shareholders and the Optionholders within 14 days of the posting of the offer document or such later date as the Executive may approve. Hualing will establish an independent board committee to advise the Shareholders and the Optionholders in respect of the Offers. Hualing will appoint an independent financial adviser to advise the independent board committee in respect of the Offers and an announcement will be made as soon as the appointment is made.

### Suspension and resumption of trading in Shares

Trading in the Shares on the Stock Exchange was suspended with effect from 9:36 a.m. on Monday, 1 November 2004 at the request of Hualing pending the release of this announcement. Application has been made by Hualing for the resumption of trading in the Shares on the Stock Exchange with effect from 9:30 a.m. on 4 November 2004.

## WARNING

**Investors are advised to exercise caution in dealing in the Shares as the Sale and Purchase Agreement is conditional upon the fulfillment of certain conditions and the Offers will only be made upon Completion, and may or may not become unconditional.**

## DIRECTORS OF HUALING

As at the date of this announcement, the executive directors of Hualing are Mr. Li Yu Jun, Mr. Chen Xiao Shi, Mr. Liang Wei Wen and Mr. Huang Wei Hua; the non-executive directors of Hualing are Mr. Zhang Xin Hua and Mr. Chen Yu Hang; the independent non-executive directors of Hualing are Mr. Chan Wai Dune, Mr. Lo

Vendor within the Indemnity Claim Period pursuant to the terms of the Sale and Purchase Agreement, payment of the final instalment shall only be made by Midea International on or before the 15th business day after the final adjudication of the relevant claim is being received.

**Conditions of the Sale and Purchase Agreement**

The Sale and Purchase Agreement is conditional upon, among other things, the following conditions being fulfilled:

(i) the Vendor having obtained all necessary approvals of relevant PRC governmental and regulatory authorities for the transactions contemplated under the Sale and Purchase Agreement;

(ii) Midea International receiving from the Vendor a legal opinion on PRC laws in respect of the obtaining of all necessary approvals of relevant PRC governmental and regulatory authorities for the entering into and execution of the Sale and Purchase Agreement, and the legality of the businesses and operations of the subsidiaries of Hualing in the PRC; and

(iii) the Vendor providing Midea International with all the written consents and documents required to release the existing mortgage on the Sale Shares upon Completion.

If any of the conditions to the Sale and Purchase Agreement shall not have been fulfilled, or waived by Midea International (except for the conditions referred to in paragraphs (i) and (iii) above which cannot be waived) by 5:00 p.m. on 23 November 2004 (except for the condition referred to in paragraph (iii) above as the Vendor is required to provide Midea International with the letter sent by it to the lender for the procurement of the release of the existing mortgage on the Sale Shares on or before 20 November 2004) (or such later date(s) as Midea International and the Vendor may agree in writing), the Sale and Purchase Agreement will lapse and be of no further effect.

**Completion**

Completion will take place on the fifth business day following the satisfaction (or waiver) of the conditions to the Sale and Purchase Agreement, or at such later date as Midea International and the Vendor may agree in writing, but in any event shall be no later than 30 November 2004 or at such other date as Midea International and the Vendor may agree.

## SHAREHOLDING STRUCTURE OF HUALING

The following table sets out the shareholding structure of Hualing (based on information received by Hualing and notified pursuant to Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) as at the date of this announcement) immediately before and after Completion (assuming that there are no changes other than those contemplated in the Sale and Purchase Agreement):

| | Before Completion | | After Completion | |
|---|---|---|---|---|
| | Number of Shares | Approximate % | Number of Shares | Approximate % |
| The Vendor *(Note)* | 670,076,808 | 42.4 | - | - |
| Midea International | - | - | 670,076,808 | 42.4 |
| Guangzhou Baiyun Agriculture Industry & Commerce Corporation | 162,960,000 | 10.3 | 162,960,000 | 10.3 |
| Public | 748,999,600 | 47.3 | 748,999,600 | 47.3 |
| Total | 1,582,036,408 | 100.00 | 1,582,036,408 | 100.00 |

*Note: The Vendor is wholly and beneficially owned by Guangzhou Municipal Government through Guangzhou International Group Co., Limited, a state owned enterprise organized under the laws of the PRC. 670,076,808 Shares were pledged by the Vendor as security for a loan facility in the amount of US$20,000,000 available to Guangzhou Finance Company Limited (which was subsequently novated to and assumed by the Vendor in 2003) and these 670,076,808 Shares are registered under the name of Bright Asia Assets Ltd. as nominee shareholder of the lender.*

## MANDATORY CONDITIONAL CASH OFFERS

Immediately following Completion, Midea International and parties acting in concert with it will become interested in 670,076,808 Shares, representing approximately 42.4% of the issued share capital of Hualing as at the date of this announcement. Under Rule 26.1 of the Takeovers Code, Midea International is required to make a mandatory conditional cash offer for all the issued Shares other than those Shares already owned by it and parties acting in concert with it. Under Rule 13 of the Takeovers Code, Midea International is also required to make a comparable offer for all the outstanding Options.

As at the date of this announcement, Hualing has 1,582,036,408 Shares in issue and outstanding Options comprising 800,000 Type I Options entitling the Optionholders to subscribe for an aggregate of 800,000 Shares at an exercise price of HK$0.930 per Share, 4,000,000 Type II Options entitling the Optionholders to subscribe for an aggregate of 4,000,000 Shares at an exercise price of HK$0.244 per Share and 2,160,000 Type III Options entitling the Optionholders to subscribe for an aggregate of 2,160,000 Shares at an exercise price of HK$0.211 per Share.

Accordingly, apart from the Sale Shares,

(i) 911,959,600 Shares (assuming the Options granted have not been exercised prior to the close of the Offers) will be subject to the Share Offer, and 6,960,000 outstanding Options (if not exercised) will be subject to the Option Offer; or

(ii) 918,919,600 Shares (assuming 6,960,000 outstanding Options have been fully exercised prior to the close of the Offers) will be subject to the Share Offer.

Save for the outstanding Options disclosed above, there are no outstanding warrants, options or securities convertible into Shares as at the date of this announcement.

**Principal terms of the Offers**

Upon Completion, ICEA, on behalf of Midea International, will make mandatory conditional cash offers for all the issued Shares (other than those already owned or agreed to be acquired by Midea International and parties acting in concert with it) and all the outstanding Options on the following basis:

**The Share Offer**

For each Share .................................................. HK$0.35 in cash

**The Option Offer**

For each outstanding Type I Option .................................. HK$0.01 in cash
For each outstanding Type II Option ................................. HK$0.106 in cash
For each outstanding Type III Option ................................ HK$0.139 in cash

Midea International is required under the Takeovers Code to make a comparable offer for all the outstanding Options as part of the Offers. Midea International offers to pay the Optionholders in cash on the basis set out above in respect of every Option in consideration of the surrender by the Optionholders of all their rights in respect of such Options. The Optionholders have not given any undertaking to accept or not to accept the Option Offers.

**Comparison of value**

The offer price of HK$0.35 per Share for the Share Offer is the same as the price agreed to be paid by Midea International to the Vendor for each Sale Share under the Sale and Purchase Agreement and represents:

(a) a discount of approximately 13.6% to the closing price of HK$0.405 per Share as quoted on the Stock Exchange on 29 October 2004, being the last complete trading day prior to the suspension of the trading in the Shares at 9:36 a.m. on 1 November 2004;

to account to the Stamp Office of Hong Kong the stamp duty payable for the sale and purchase of the Shares.

**Payment**

Payment in cash in respect of acceptances of the Offers will be made within ten days of the date on which the relevant documents of title are received by Midea International to render each such acceptance complete and valid, or of the Offers become unconditional, whichever is later.

## INFORMATION ON THE GROUP

Hualing is a company incorporated in Hong Kong with limited liability on 23 December 1992 and has been listed on the main board of the Stock Exchange since 20 December 1993. The Group is principally engaged in the manufacture and sale of household electrical appliances, which include air-conditioners, refrigerators and mini-refrigerators. The Group's businesses are mainly in the PRC, the Asia Pacific region, Europe, America and Africa.

## INFORMATION ON MIDEA INTERNATIONAL AND ITS INTENTION REGARDING HUALING

Midea International is a company incorporated in Hong Kong with limited liability on 28 July 2004 and is beneficially owned 99.9% by Midea Group Co., Ltd. and as to 0.09% by Mr. He Xiang Jian, who is a director of Midea International and 0.01% by Ms. Lu De Yan. Mr. He Xiang Jian, Mr. Li Jian Wei and Mr. Liang Guo Ping are the directors of Midea International. Save for the entering into of the Sale and Purchase Agreement, Midea International has not conducted any business since its incorporation and does not have any material assets. Before the date of the Sale and Purchase Agreement, neither Midea International, its ultimate beneficial owners nor the parties acting in concert with any of them owned any Shares. Midea International and its ultimate beneficial owners are independent of and not connected with Hualing, the directors, chief executive or substantial shareholders of Hualing or any of its subsidiaries (including the Vendor) or an associate of any of them. Save for the entering into of the Sale and Purchase Agreement, none of Midea International, its beneficial owners and parties acting in concert with any of them has dealt in any Shares or any options, warrants or securities convertible into Shares during the period commencing on the date falling six months prior to the date of the Sale and Purchase Agreement and up to the date of this announcement.

Midea Group Co., Ltd. is one of the largest household electric appliances manufacturers in the PRC. The household electric appliance products of Midea Group Co., Ltd. include air conditioners, electric fans, rice cookers, microwave ovens, etc. which are sold domestically in the PRC and internationally to various countries including Hong Kong, the United States of America, Europe, Japan, Canada and Russia. Midea Group Co., Ltd. operates production facilities in various cities in the PRC including Shunde, Zhongshan, Wuhu, Wuhan, Huaian and Chongqing.

Midea Group Co., Ltd. and its management staff possess extensive experience, market knowledge and strengths in management, procurement, sales network, marketing, research and development and production technology in respect of household electric appliances sales and manufacturing, while the Group has also been engaged in the household electric appliance business with considerable achievements. Through Midea International, Midea Group Co., Ltd. acquires the controlling interest in Hualing with an aim to deriving synergy and generating greater economy of scale by close cooperation between the operations and management of Midea Group Co., Ltd. and Hualing in order to enhance the business development of both in future.

With the extensive experience and knowledge of Midea Group Co., Ltd. and its management staff in the areas of management, procurement, sales and marketing, in particular, the overseas markets, research and development and production technology in respect of household electric appliances sales and manufacturing, it is believed that the overall operation and production efficiency of the Group on a whole can be enhanced which in turn will be in the interest of the Shareholders as a whole. Midea International intends to continue the existing businesses of the Group and it has no immediate plan of injecting any additional assets into the Group or redeployment of the assets of the Group other than in its ordinary course of business, while Midea International will assess the qualification of the existing employees and reformulate the human resources strategy of the Group if necessary.

## PROPOSED CHANGE OF BOARD COMPOSITION OF HUALING

It is expected that three of the existing directors of Hualing, namely, Mr. Li Yu Jun, Mr. Huang Wei Hua and Mr Lo Wing Sang, Vincent, will resign and such resignation will take effect on the first closing date of the Offers or the date when the Offers become unconditional, whichever is the later, in compliance with Rule 7 of the Takeovers Code. It is expected that the other existing directors (including two of the independent non-executive directors, namely Mr. Chan Wai Dune and Mr. Lam Ming Yung) of Hualing will remain on the board of directors of Hualing. In addition, Midea International at present intends to nominate five new directors to the board of directors of Hualing, namely, Mr. Fang Hongbo, Mr. Liu Liang, Mr. Li Jianwei, Ms. Yuan Liqun and Mr. Zhang Quan. Mr. Fang Hongbo, Mr. Liu Liang and Mr. Zhang Quan will be appointed as the executive directors of Hualing while Mr. Li Jianwei and Ms. Yuan Liqun will be appointed as the non-executive directors of Hualing. The appointment of the aforesaid five directors, and appointment of additional directors by Midea International, will not take effect earlier than the date of posting of the offer document to be issued by Midea International in connection with the Offers in compliance with Rule 26.4 of the Takeovers Code. A further announcement will be made by Hualing and Midea International on any further proposed change of the composition of and new appointment of directors to the board of directors of Hualing.

The following is the brief information on the proposed directors to the board of directors of Hualing as currently intended to be nominated by Midea International:

Mr. Fang Hongbo, aged 37, obtained a master degree in business administration from the National University of Singapore. Mr. Fang joined Midea Group Co., Ltd. in 1992 and had assumed various senior management positions for sales and overall management of the air-conditioners division of Midea Group Co., Ltd. with considerable experience. Currently, Mr. Fang is a director of GD Midea Electric Appliances Co., Ltd. and the president of its refrigeration equipment division.

Mr. Liu Liang, aged 42, obtained a bachelor degree in mechanical engineering from Shanghai Jiao Tong University. Mr. Liu joined Midea Group Co., Ltd. in 1991 and had assumed various senior management positions for marketing, sales and overall management of the air-conditioners division of Midea Group Co., Ltd. with considerable experience. Currently, Mr. Liu is a vice president of the refrigeration equipment division of GD Midea Electric Appliances Co., Ltd.

Mr. Li Jianwei, aged 38, obtained a master degree in business administration from Fudan University. Mr. Li joined Midea Group Co., Ltd. in 1994 and had assumed various senior management positions for strategic development of Midea Group Co., Ltd.. Currently, Mr. Li is a director and capital investment controller of Midea Group Co., Ltd.

Ms. Yuan Liqun, aged 35, obtained a master degree in international management from the Australian National University. Ms. Yuan joined Midea Group Co., Ltd. in 1992 and had assumed various senior management positions for financial and overall management of Midea Group Co., Ltd. with considerable experience in financial management. Currently, Ms. Yuan is a director and the financial controller of Midea Group Co., Ltd.

Mr. Zhang Quan, aged 36, obtained a master degree in international management from the Australian National University. Mr. Zhang joined Midea Group Co., Ltd. in 1991 and had assumed various senior management positions for financial management for Midea Group Co., Ltd. with considerable experience. Currently, Mr. Zhang is an assistant of president and the financial controller of the refrigeration equipment division of GD Midea Electric Appliances Co., Ltd.

**DIRECTORS OF HUALING**

As at the date of this announcement, the executive directors of Hualing are Mr. Li Yu Jun, Mr. Chen Xiao Shi, Mr. Liang Wei Wen and Mr. Huang Wei Hua; the non-executive directors of Hualing are Mr. Zhang Xin Hua and Mr. Chen Yu Hang; the independent non-executive directors of Hualing are Mr. Chan Wai Dune, Mr. Lo Wing Sang, Vincent and Mr. Lam Ming Yung.

## DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise.

| | |
|---|---|
| "associates" | has the meaning ascribed thereto in the Listing Rules |
| "Completion" | completion of the Sale and Purchase Agreement in accordance with its terms |
| "Consideration" | HK$234,526,882.80 payable for the Sale Shares under the Sale and Purchase Agreement |
| "Executive" | the Executive Director of the Corporate Finance Division of the SFC or any of his delegates |
| "ICEA" | ICEA Capital Limited, a licensed corporation licensed to carry on regulated activities types 1, 4, 6 and 9 of regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) which are dealing of securities, advising on securities, corporate finance and asset management |
| "Group" | Hualing and its subsidiaries |
| "Hong Kong" | the Hong Kong Special Administrative Region of the PRC |
| "Hualing" | Hualing Holdings Limited, a company incorporated in Hong Kong with limited liability, the issued shares of which are listed on the main board of the Stock Exchange |
| "Indemnity Claim Period" | the period from the date of Completion up to and inclusive of the date falling 30 days following the date of despatch of the annual report of Hualing for the year ending 31 December 2005 to its shareholders or the latest date for despatch of such annual report as required under the Listing Rules, whichever is applicable |
| "Listing Rules" | The Rules Governing the Listing of Securities on the Stock Exchange |
| "Midea International" | Midea International Corporation Company Limited, a company incorporated in Hong Kong with limited liability |
| "Offers" | the Share Offer and the Option Offer |
| "Option(s)" | the Type I Options, Type II Options and Type III Options |
| "Optionholder(s)" | holder(s) of the Type I Options, Type II Options and Type III Options |
| "Option Offer" | the mandatory conditional cash offer for all outstanding Options to be made by ICEA on behalf of Midea International in accordance with the Takeovers Code |
| "PRC" | The People's Republic of China and for the sole purpose of this announcement shall exclude Hong Kong, Macau Special Administrative Region and Taiwan |
| "Sale and Purchase Agreement" | the conditional sale and purchase agreement dated 31 October 2004 and entered into between Midea International and the Vendor in relation to the sale by the Vendor and the purchase by Midea International of the Sale Shares |
| "Sale Shares" | 670,076,808 Shares agreed to be acquired by Midea International pursuant to the Sale and Purchase Agreement |
| "SFC" | the Securities and Futures Commission of Hong Kong |
| "Share(s)" | share(s) of HK$0.10 each in the share capital of Hualing |
| "Shareholder(s)" | holder(s) of the Shares |
| "Share Offer" | the mandatory conditional cash offer for all the issued Shares not already owned or agreed to be acquired by Midea International or parties acting in concert with it at HK$0.35 per Share to be made by ICEA on behalf of Midea International in accordance with the Takeovers Code |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "Takeovers Code" | The Hong Kong Code on Takeovers and Mergers |
| "Type I Options" | options which were granted to the directors and employees of Hualing pursuant to the share options scheme of Hualing adopted on 26 November 1993 and terminated on 27 June 2003 and remain outstanding as at the date of this announcement, entitling the holders thereof to subscribe for new Shares at an exercise price of HK$0.93 per Share |
| "Type II Options" | options which were granted to the directors and employees of Hualing pursuant to the share options scheme of Hualing adopted on 26 November 1993 and terminated on 27 June 2003 and remain outstanding as at the date of this announcement, entitling the holders thereof to subscribe for new Shares at an exercise price of HK$0.244 per Share |
| "Type III Options" | options which were granted to the directors and employees of Hualing pursuant to the share options scheme of Hualing adopted on 26 November 1993 and terminated on 27 June 2003 and remain outstanding as at the date of this announcement, entitling the holders thereof to subscribe for new Shares at an exercise price of HK$0.211 per Share |
| "Vendor" | Able Profit Investment Limited, a company incorporated in the British Virgin Islands with limited liability |
| "HK$" | Hong Kong dollars, the lawful currency of Hong Kong |
| "%" | per cent. |

By order of the board of directors of
**HUALING HOLDINGS LIMITED**
**Li Yu Jun**
*Director*

By order of the board of directors of
**MIDEA INTERNATIONAL CORPORATION COMPANY LIMITED**
**He Xiang Jian**
*Director*

Hong Kong, 3 November 2004

*The directors of Midea International jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that in relation to the Vendor, Hualing or its subsidiaries) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement (other then that in relation to the Vendor, Hualing or its subsidiaries) the omission of which would make any statement in this announcement misleading.*

*The directors of Hualing jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that in relation to Midea International or the Sale and Purchase Agreement) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those of or in relation to Midea International) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement (other than those in relation to Midea International or the Sale and Purchase Agreement) the omission of which would make any statements in this announcement misleading.*

12 November 2004 China Daily





**HUALING HOLDINGS LIMITED**
**華凌集團有限公司**
*(Incorporated in Hong Kong with limited liability)*
(Stock Code: 382)

美的 Midea
**Midea International Corporation Company Limited**
*(Incorporated in Hong Kong with limited liability)*

# ANNOUNCEMENT

**Mandatory conditional cash offers by**


ICEA
A subsidiary of ICBC

**on behalf of**
**Midea International Corporation Company Limited**
**for all the issued shares in Hualing Holdings Limited**
**(other than those shares already owned by or agreed to be acquired by**
**Midea International Corporation Company Limited**
**and parties acting in concert with it)**
**and all outstanding share options of Hualing Holdings Limited**

**COMPLETION OF THE SALE AND PURCHASE AGREEMENT**

**APPOINTMENT OF INDEPENDENT FINANCIAL ADVISER**

Midea International announces that, completion of the Sale and Purchase Agreement took place on 11 November 2004. Under Rule 26.1 of the Takeovers Code, Midea International is required to make a mandatory conditional cash offer for all the issued Shares other than those Shares already owned by it and parties acting in concert with it. Under Rule 13 of the Takeovers Code, Midea International is also required to make a comparable offer for all the outstanding Options. The Offers will be conditional upon Midea International having received valid acceptance in respect of Shares which, together with Shares owned or agreed to be acquired by Midea International and parties acting in concert with it before and during the Offers, will result in their holding more than 50% of the voting rights of Hualing.

Hualing announces that Dao Heng Securities Limited has been appointed as the independent financial adviser to the independent board committee of Hualing which will advise the Shareholders and the Optionholders in respect of the Offers.

**Investors are advised to exercise caution in dealing in the Shares as the Offers may or may not become unconditional.**

## INTRODUCTION

Reference is made to the joint announcement dated 3 November 2004 made by Midea International and Hualing in relation to, among other things, the Sale and Purchase Agreement and the Offers (the "Joint Announcement"). Terms used in this announcement shall have the same meaning as defined in the Joint Announcement unless defined otherwise.

## COMPLETION

Midea International announces that, completion of the Sale and Purchase Agreement took place on 11 November 2004. Immediately following Completion, Midea International and parties acting in concert with it become interested in 670,076,808 Shares, representing approximately 42.4% of the entire issued share capital of Hualing as at the date of this announcement. Under Rule 26.1 of the Takeovers Code, Midea International is required to make a mandatory conditional cash offer for all the issued Shares other than those Shares already owned by it and parties acting in concert with it. Under Rule 13 of the Takeovers Code, Midea International is also required to make a comparable offer for all the outstanding Options. The Offers will be conditional upon Midea International having received valid acceptance in respect of Shares which, together with Shares owned or agreed to be acquired by Midea International and parties acting in concert with it before and during the Offers, will result in their holding more than 50% of the voting rights of Hualing. In the event the Offers become unconditional, a separate announcement will be made by Midea International.

## DESPATCH OF THE OFFER DOCUMENT

Midea International announces that, in accordance with Rule 8.2 of the Takeovers Code, it is the intention of Midea International that within 21 days from 3 November 2004, the date of the Joint Announcement (or such later date as the Executive may approve), Midea International will cause to despatch the offer document containing the terms of the Offers (the "Offer Document"), the form of acceptance and transfer of the Shares and the form of acceptance of the outstanding Options (collectively, the "Forms of Acceptance") to the Shareholders and the Optionholders. Further details of the Offers, including among other things, the expected timetable, terms and conditions of the Offers, and procedures for acceptance will be set out in the Offer Document and the Forms of Acceptance.

## TIMETABLE

Shareholders and Optionholders are advised that the Offers will be open for acceptance for 28 days from the date of despatch of the Offer Document. If the Offers become or are declared unconditional, they will remain open for acceptance for not less than 14 days thereafter.

## APPOINTMENT OF INDEPENDENT FINANCIAL ADVISER

Hualing wishes to announce that Dao Heng Securities Limited has been appointed to act as the independent financial adviser to advise the independent board committee of Hualing which will advise the Shareholders and the Optionholders in respect of the Offers.

## WARNING

Investors are advised to exercise caution in dealing in the Shares as the Offers may or may not become unconditional.

## DIRECTORS OF HUALING

As at the date of this announcement, the executive directors of Hualing are Mr. Li Yu Jun, Mr. Chen Xiao Shi, Mr. Liang Wei Wen and Mr. Huang Wei Hua; the non-executive directors of Hualing are Mr. Zhang Xin Hua and Mr. Chen Yu Hang; the independent non-executive directors of Hualing are Mr. Chan Wai Dune, Mr. Lo Wing Sang, Vincent and Mr. Lam Ming Yung.

By order of the board of directors of
**HUALING HOLDINGS LIMITED**
**Li Yu Jun**
*Director*

By order of the board of directors of
**MIDEA INTERNATIONAL CORPORATION COMPANY LIMITED**
**He Xiang Jian**
*Director*

Hong Kong, 11 November 2004

*The directors of Midea International jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that in relation to Hualing or its subsidiaries) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement (other than that in relation to Hualing or its subsidiaries) the omission of which would make any statement in this announcement misleading.*

*The directors of Hualing jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that in relation to Midea International or the Sale and Purchase Agreement) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those of or in relation to Midea International) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement (other than those in relation to Midea International or the Sale and Purchase Agreement) the omission of which would make any statements in this announcement misleading.*

17. November 2004 China Daily

*The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.*



美的 Midea


# Midea International Corporation Company Limited

*(Incorporated in Hong Kong with limited liability)*

## ANNOUNCEMENT

**Mandatory conditional cash offers by**



ICEA
A subsidiary of ICBC


**on behalf of**
**Midea International Corporation Company Limited**
**to acquire all the issued shares in Hualing Holdings Limited**
**(other than those shares already owned by or agreed to be acquired by**
**Midea International Corporation Company Limited**
**and parties acting in concert with it)**
**and to cancel all outstanding share options of Hualing Holdings Limited**

## DESPATCH OF OFFER DOCUMENT

Midea International announces that the offer document containing, among other things, the terms of the Offers and the letter from ICEA Capital Limited, together with the form of acceptance and transfer of the Shares in relation to the Share Offer and the form of acceptance and cancellation of the outstanding Options in relation to the Option Offer, will be despatched to the Shareholders and the Optionholders on 17 November 2004. The Offers will become open on 17 November 2004, and close at 4:00 p.m. on 15 December 2004, being 28 days following the despatch of the Offer Document.

**Investors are advised to exercise caution in dealing in the Shares as the Offers may or may not become unconditional.**

Reference is made to the joint announcement dated 3 November 2004 made by Midea International and Hualing in relation to, among other things, the Sale and Purchase Agreement and the Offers (the "Joint Announcement") and the joint announcement dated 11 November 2004 made by Midea International and Hualing in relation to the completion of the Sale and Purchase Agreement. Terms used in this announcement shall have the same meaning as defined in the Joint Announcement unless defined otherwise.

### DESPATCH OF THE OFFER DOCUMENT

Midea International announces that the offer document containing, among other things, the terms of the Offers and the letter from ICEA Capital Limited (the "Offer Document"), together with the form of acceptance and transfer of the Shares in relation to the Share Offer and the form of acceptance and cancellation of the outstanding Options in relation to the Option Offer, will be despatched to the Shareholders and the Optionholders on 17 November 2004. Shareholders and Optionholders are encouraged to read the Offer Document and the offeree document to be issued by Hualing in relation to the Offers before deciding whether to accept the Offers.

The Offers will become open on 17 November 2004, and close at 4:00 p.m. on 15 December 2004, being 28 days following the despatch of the Offer Document (the "First Closing Date"). Midea International does not intend to revise or extend the Offers, unless required pursuant to the Takeovers Code. Midea International will issue an announcement on the website of the Stock Exchange by 7:00 p.m. on the First Closing Date as to whether the Offers have lapsed or been revised, or if the Offers have by that time become or are declared unconditional, to state the next closing date of the Offers. Such announcement will be republished in one English newspaper and one Chinese newspaper on the date immediately following the First Closing Date. In accordance with the Takeovers Code, where the Offers become or are declared unconditional, they should remain open for acceptance for not less than 14 days thereafter.

### WARNING

**Investors are advised to exercise caution in dealing in the Shares as the Offers may or may not become unconditional.**

By order of the board of directors of
**MIDEA INTERNATIONAL CORPORATION COMPANY LIMITED**
**He Xiang Jian**
*Director*

Hong Kong, 16 November 2004

*The directors of Midea International jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.*

26 November 2004 China Daily



**HUALING HOLDINGS LIMITED**
**華凌集團有限公司**

*(Incorporated in Hong Kong with limited liability)*
(Stock Code: 382)

## CHANGE OF REGISTERED OFFICE

The board of directors ("**Directors**") of Hualing Holdings Limited (the "**Company**") announces that the registered office of the Company will be changed to Room 4108-10, 41st Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong with effect from 26 November 2004.

By Order of the Board
**Wong Hon Sum**
*Company Secretary*

Hong Kong, 25th November, 2004

*As at the date thereof, the executive directors of the Company are Mr. Li Yu Jun, Mr. Chen Xiao Shi, Mr. Liang Wei Wen, Mr. Huang Wei Hua, Mr. Fang Hongbo, Mr. Liu Liang and Mr. Zhang Quan; the non-executive directors of the Company are Mr. Zhang Xin Hua, Mr. Chen Yu Hang, Mr. Li Jianwei and Ms. Yuan Liqun; the independent non-executive directors of the Company are Mr. Chan Wai Dune, Mr. Lo Wing Sang Vincent and Mr. Lam Ming Yung.*

2004年11月26日 信報



**HUALING HOLDINGS LIMITED**
**華凌集團有限公司**

*(於香港註冊成立的有限責任公司)*
(股份編號：382)

## 更改註冊地址公佈

華凌集團有限公司(「本公司」)董事會(「董事」)宣佈，於二零零四年十一月二十六日起，本公司的註冊地址將更改為香港灣仔皇后大道東183號合和中心41樓4108至10室。

承董事會命
*公司秘書*
**黃漢森**

香港，二零零四年十一月二十五日

*於本公佈日，本公司的執行董事為李宇君先生、陳小石先生、梁偉文先生、黃偉華先生、方洪波先生、劉亮先生、張權先生；本公司的非執行董事為張新華先生、陳宇航先生、栗建偉先生及袁利群女士；本公司的獨立非執行董事為陳維端先生、羅榮生先生及林明勇先生。*

2 December 2004 China Daily

*The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.*



# HUALING HOLDINGS LIMITED
# 華凌集團有限公司

**(the "Company")**

*(Incorporated in Hong Kong with limited liability)*

(Stock Code : 382)

## DELAY IN DESPATCH OF OFFEREE DOCUMENT

Since additional time is required for the Company and its auditors and independent financial adviser to compile certain sections relating to financial information for inclusion in and in connection with the Offeree Document, the Offeree Document will not be despatched by 1 December 2004, the latest date for despatch in accordance with Rule 8.4 of the Takeovers Code. The Company has applied to the SFC to extend the latest date for despatch of the Offeree Document by 7 days from the original time limit of 1 December 2004. The Offeree Document will be despatched on or before 8 December 2004. The Offeror has also agreed to extend the first closing date of the Offers, being 15 December 2004, by the number of business days in respect of which the posting of the Offeree Document is delayed.

Reference is made to the joint announcement dated 3 November 2004 made by Midea International and the Company in relation to, among other things, the Offers (the "**Joint Announcement**") and the announcement dated 17 November 2004 made by Midea International in relation to the despatch of the offer document (the "**Offer Document**"). Terms used in this announcement shall have the same meaning as defined in the Joint Announcement unless defined otherwise.

In compliance with Rule 8.4 of the Takeovers Code, the Company should despatch the offeree board circular in response to the Offer Document ("**Offeree Document**") to the shareholders of the Company within 14 days of the posting of the Offer Document, with the latest date for despatch being 1 December 2004. However, as additional time is required for the Company and its auditors and independent financial adviser to compile certain sections relating to financial information for inclusion in and in connection with the Offeree Document, the Offeree Document will not be despatched by 1 December 2004. The Company has applied to the SFC for its consent to an extension of the latest time for the despatch of the Offeree Document for 7 days, i.e. 8 December 2004. The Offeror has also agreed to extend the first closing date of the Offers i.e. a period of at least 28 days following the date on which the Offer Document is posted, being 15 December 2004, by the number of business days in respect of which the posting of the Offeree Document is delayed.

The Offeree Document will be despatched to the shareholders of the Company on or before 8 December 2004. A further announcement will be issued by the Company when the Offeree Document has been despatched.

By order of the Board
**Hualing Holdings Limited**
**Wong Hon Sum**
*Company Secretary*

Hong Kong, 1 December 2004

*As at the date thereof, the executive Directors of the Company are Mr. Fang Hongbo, Mr. Liu Liang, Mr. Zhang Quan, Mr. Li Yu Jun, Mr. Chen Xiao Shi, Mr. Liang Wei Wen and Mr. Huang Wei Hua; the non-executive Directors of the Company are Mr. Li Jianwei, Ms. Yuan Liqun, Mr. Zhang Xin Hua and Mr. Chen Yu Hang; the independent non-executive Directors of the Company are Mr. Chan Wai Dune, Mr. Lo Wing Sang, Vincent and Mr. Lam Ming Yung.*

The Directors of the Company jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

16 December 2004 China Daily

*The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.*



# HUALING HOLDINGS LIMITED
# 華凌集團有限公司

*(Incorporated in Hong Kong with limited liability)*
(Stock Code : 382)

## RESPONSIBILITY IN RESPECT OF OFFEREE DOCUMENT AND JOINT ANNOUNCEMENT

Each of Mr. Li Yu Jun and Mr. Huang Wei Hua, two of the Directors, has confirmed that he accepted responsibility in respect of the Offeree Document and the joint announcement dated 8 December 2004.

The board of directors of Hualing Holdings Limited (the "Company") refers to the response document dated 8 December 2004 (the "Offeree Document") issued by the Company in connection with the mandatory conditional cash offers made on behalf of Midea International Corporation Company Limited ("Midea International") to acquire all the issued shares of the Company (other than those shares already owned by or agreed to be acquired by Midea International and parties acting in concert with it) and to cancel all outstanding share options of the Company (the "Offers"), and the announcement dated 8 December 2004 jointly made by the Company and Midea International in relation to the despatch of the Offeree Document and the extension of the first closing date of the Offers (the "Joint Announcement"). Terms used in this announcement shall have the same meaning as in the Offeree Document unless defined otherwise.

It was stated in the Offeree Document that the Directors (other than Mr. Li Yu Jun and Mr. Huang Wei Hua) jointly and severally accepted full responsibility for the accuracy of the information contained in the Offeree Document (other than that relating to Midea International and parties acting in concert with it and that relating to the Sale and Purchase Agreement) and confirmed, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in the Offeree Document (other than those of or in relation to Midea International and parties acting in concert with it and those relating to the Sale and Purchase Agreement) had been arrived at after due and careful consideration and there were no other facts not contained therein, the omission of which would make any statement contained therein (other than that relating to Midea International and parties acting in concert with it and that relating to the Sale and Purchase Agreement) misleading. It was also stated in the Offeree Document that the information contained therein relating to Midea International and parties acting in concert with it and their intention with respect to the Group and information contained therein relating to the Sale and Purchase Agreement had been extracted from the Offer Document, and that the Directors (other than Mr. Li Yu Jun and Mr. Huang Wei Hua) accepted responsibility for the correctness and fairness of the reproduction or presentation of such information but accepted no further responsibility in respect of such information.

In the Joint Announcement, it was stated that the Directors (other than Mr. Li Yu Jun and Mr. Huang Wei Hua as the Company could not obtain their respective agreement to accept responsibility for the Joint Announcement) jointly and severally accepted full responsibility for the accuracy of the information contained in the Joint Announcement (other than that in relation to Midea International) and confirmed, having made all reasonable inquiries, that to the best of their knowledge, the opinions expressed in the Joint Announcement had been arrived at after due and careful consideration and there were no other facts not contained in the Joint Announcement (other than that in relation to Midea International), the omission of which would make any statement in the Joint Announcement misleading.

Each of Mr. Li Yu Jun and Mr. Huang Wei Hua has confirmed that, having considered the contents of the Offeree Document and the Joint Announcement, he accepted responsibility in respect of the Offeree Document and the Joint Announcement on the same terms as the other Directors accepted responsibility for those documents. Mr. Li Yu Jun and Mr. Huang Wei Hua apologize for delays in confirming their acceptance of responsibility for those documents.

By Order of the Board
**Hualing Holdings Limited**
**Wong Hon Sum**
*Company Secretary*

Hong Kong, 16 December 2004

*As at the date of this announcement, the executive Directors are Mr. Fang Hongbo, Mr. Liu Liang, Mr. Zhang Quan, Mr. Li Yu Jun, Mr. Chen Xiao Shi, Mr. Liang Wei Wen and Mr. Huang Wei Hua; the non-executive Directors are Mr. Li Jianwei, Ms. Yuan Liqun, Mr. Zhang Xin Hua and Mr. Chen Yu Hang; the independent non-executive Directors are Mr. Chan Wai Dune, Mr. Lo Wing Sang, Vincent and Mr. Lam Ming Yung.*

*The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable inquiries, that to the best of their knowledge, the opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.*

23 December 2004 China Daily

*The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.*


美的 Midea

# Midea International Corporation Company Limited

*(Incorporated in Hong Kong with limited liability)*

**ANNOUNCEMENT**

**Mandatory conditional cash offers by**


ICEA
A subsidiary of ICBC

**on behalf of**
**Midea International Corporation Company Limited**
***to acquire all the issued shares in Hualing Holdings Limited***
**(other than those shares already owned by or agreed to be acquired by**
**Midea International Corporation Company Limited**
***and parties acting in concert with it)***
**and to cancel all outstanding share options of Hualing Holdings Limited**

**CLOSURE AND RESULTS OF THE OFFERS**

Midea International announces that, the Offers closed at 4:00 p.m. on 22 December 2004 and valid acceptances in respect of 78,744,000 Shares, representing approximately 5.0% of the issued share capital of Hualing as at the date of this announcement, were received under the Share Offer and valid acceptance in respect of 800,000 Type I Options, nil Type II Options and nil Type III Options were received under the Option Offer by Midea International as the offeror of the Offers.

As the Shares tendered for acceptance under the Share Offer by 4:00 p.m. on 22 December 2004, together with the Shares already owned or agreed to be acquired by Midea International and parties acting in concert with it before and during the Offers, amounted to only approximately 47.2% of the total issued share capital of Hualing and were not more than 50% of the Shares carrying voting rights of Hualing as at the date of this announcement, the Offers did not become unconditional and accordingly have lapsed at 4:00 p.m. on 22 December 2004.

Reference is made to the offer document dated 17 November 2004 issued by Midea International in connection with the Offers (the "Offer Document") and the joint announcement dated 8 December 2004 made by Midea International and Hualing in relation to, among other things, the extension of the first closing date of the Offers. Terms used in this announcement shall have the same meaning as defined in the Offer Document unless defined otherwise.

At 4:00 p.m. on 22 December 2004, valid acceptances of the Share Offers in respect of 78,744,000 Shares, representing approximately 5.0% of the issued share capital of Hualing as at the date of this announcement, were received under the Share Offer and valid acceptance in respect of 800,000 Type I Options, nil Type II Options and nil Type III Options were received under the Option Offer by Midea International as the offeror of the Offers. Subsequent to the date of dispatch of the Offer Document, Midea International was advised by Hualing that an aggregate of 6,000,000 new Shares have been allotted and issued to certain Optionholders as a result of the exercise of the subscription rights attaching to 4,000,000 Type II Options and 2,000,000 Type III Options held by them and as a result, as of the date of this announcement, there were 1,588,036,408 Shares in issue. Midea International and parties acting in concert with it own 670,076,808 Shares which were acquired pursuant to the completion of the Sales and Purchase Agreement prior to the commencement of the Offers, representing approximately 42.2% of the total issued share capital of the Company as at the date of this announcement. Save for the Shares acquired pursuant to the Sales and Purchase Agreement prior to the commencement of the Offers and the Shares and Options tendered for acceptance of the Offers as mentioned above, Midea International and parties acting in concert with it had no other interest in or options or rights to acquire any Shares before the commencement of the Offers and have not acquired, agreed to acquire or dealt in any Shares or options or rights to acquire any Shares up to 4:00 p.m. on 22 December 2004.

As the Shares tendered for acceptance under the Share Offer by 4:00 p.m. on 22 December 2004, together with the Shares already owned or agreed to be acquired by Midea International and parties acting in concert with it before and during the Offers, amounted to only approximately 47.2% of the total issued share capital of Hualing and were not more than 50% of the Shares carrying voting rights of the Company as at the date of this announcement, the Offers did not become unconditional and accordingly have lapsed at 4:00 p.m. on 22 December 2004.

Share certificates and Option certificates (if any) tendered for acceptance under the Offers will be returned to the relevant Shareholders and Optionholders who have accepted the Offers respectively by ordinary post as soon as possible but in any event within ten days of the date of this announcement.

By Order of the board of
**MIDEA INTERNATIONAL CORPORATION COMPANY LIMITED**
**Li Jianwei**
*Director*

Hong Kong, 22 December 2004

*The directors of Midea International jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.*

23 December 2004 China Daily

*The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.*



# HUALING HOLDINGS LIMITED
# 華凌集團有限公司

**(the "Company")**

*(Incorporated in Hong Kong with limited liability)*

(Stock Code : 382)

## ANNOUNCEMENT ON CHANGE OF DIRECTORS

Mr. Li Yu Jun and Mr. Huang Wei Hua resigned as executive Directors and Mr. Lo Wing Sang, Vincent resigned as an independent non-executive Director with effect from 5:00 p.m. on 22 December 2004. Ms. Chen Chunhua was appointed as an independent non-executive Director with effect from 22 December 2004.

Further, with effect from 22 December 2004, Mr. Fang Hongbo, an executive Director, was appointed as the Chairman of the Company in replacement of Mr. Li Yu Jun.

**Resignation of Directors**

The board of directors ("**Directors**") of Hualing Holdings Limited (the "**Company**") announce that each of Mr. Li Yu Jun and Mr. Huang Wei Hua resigned as an executive Director due to the recent change in controlling interest of the Company, and Mr. Lo Wing Sang, Vincent resigned as an independent non-executive Director for personal reasons. All the resignations took effect from 5:00 p.m. on 22 December 2004. Each of Mr. Li Yu Jun, Mr. Huang Wei Hua and Mr. Lo Wing Sang, Vincent has confirmed that there are no matters in relation to his resignation that need to be brought to the attention of the shareholders of the Company.

The Company would like to take this opportunity to express their appreciation to Mr. Li, Mr. Huang and Mr. Lo for their valuable contribution to the Company in the past years.

**Appointment of new Director**

The Directors are pleased to further announce that Ms. Chen Chunhua was appointed as an independent non-executive Director with effect from 22 December 2004.

The biographical details of Ms. Chen are set out below:

Ms. Chen Chunhua, age 40, joined the Company on 22 December 2004 as an independent non-executive Director. Ms. Chen has obtained a professional doctorate in enterprise management from Nanjing University. She had been a professor and a tutor of doctoral students in College of Business Administration of South China University of Technology, a visiting researcher of Peking University, a visiting professor of Executive Program of Master of Business and Administration of The National University of Singapore, Australian National University and Nanjing University. The scientific research area of Ms. Chen is enterprise management and she specializes in enterprise organization and operational management. Ms. Chen is currently a president and a director of Shandong Liuhe Company Limited (山東六和集團有限公司) and an independent director of Zhuzhou Qianjin Pharmaceutical Co., Ltd (株洲千金藥業股份有限公司), with considerable experience in enterprise operational management.

There is no service contract entered into between the Company and Ms. Chen. Ms. Chen is not connected with any directors, senior management, substantial or controlling shareholders of the Company and does not have any direct or indirect interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. The director's fee payable to Ms. Chen will be proposed and subject to shareholders' approval at general meetings, and any other remuneration payable to her will be determined by the board of Directors from time to time by reference to her duties and responsibilities.

The Company would like to take this opportunity to welcome Ms. Chen for joining the Company as an independent non-executive Director.

**Election of Chairman**

The Directors are also pleased to announce that, with effect from 22 December 2004, Mr. Fang Hongbo, an executive Director, was appointed as the Chairman of the Company in replacement of Mr. Li Yu Jun.

By order of the board of Directors
**Wong Hon Sum**
*Company Secretary*

Hong Kong, 22 December 2004

*As at 5:00 p.m. on the date thereof, the executive Directors are Mr. Fang Hongbo, Mr. Liu Liang, Mr. Zhang Quan, Mr. Chen Xiao Shi and Mr. Liang Wei Wen; the non-executive Directors are Mr. Li Jianwei, Ms. Yuan Liqun, Mr. Zhang Xin Hua and Mr. Chen Yu Hang; and the independent non-executive Directors are Mr. Chan Wai Dune, Mr. Lam Ming Yung and Ms. Chen Chunhua.*

**THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION**

**If you are in any doubt** as to any aspect of this Offer Document or as to the action to be taken, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

**If you have sold or otherwise transferred** all your shares in Hualing Holdings Limited, you should at once hand this Offer Document and the accompanying forms of acceptance to the purchaser(s) or transferee(s) or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or transferee(s). This Offer Document should be read in conjunction with the forms of acceptance, the contents of which form part of the terms of the Offers contained therein.



美的 Midea

# Midea International Corporation Company Limited

*(Incorporated in Hong Kong with limited liability)*

**Mandatory conditional cash offers by**


ICEA
A subsidiary of ICBC

**on behalf of**

**Midea International Corporation Company Limited**
**to acquire all the issued shares in Hualing Holdings Limited**
**(other than those shares already owned by or agreed to be acquired by**
**Midea International Corporation Company Limited**
**and parties acting in concert with it)**
**and to cancel all outstanding share options of Hualing Holdings Limited**

**Financial Adviser to Midea International Corporation Company Limited**


ICEA
A subsidiary of ICBC

A letter from ICEA Capital Limited containing, among other things, the details of the terms of the Offers, is set out on pages 5 to 12 of this Offer Document.

**The procedures for acceptance and settlement of the Offers are set out on pages 13 to 19 in Appendix I to this Offer Document and in the accompanying forms of acceptance. Acceptances of the Offers should be received by no later than 4:00 p.m. on Wednesday 15 December 2004 or if the Offers become unconditional or are declared, 14 days after the Offers become unconditional or are declared, or such later time and/or date as Midea International Corporation Company Limited may determine and announce in accordance with the Takeovers Code.**

17 November 2004

# CONTENTS

*Page*

| | |
|---|---|
| Offers commence | Wednesday, 17 November, 2004 |
| Expected latest date for posting the Offeree Document | Wednesday, 1 December, 2004 |
| Latest time for acceptance of the Offers on the First Closing Date *(Note 1)* | 4:00 p.m. on Wednesday, 15 December, 2004 |
| First Closing Date *(Note 1)* | Wednesday, 15 December, 2004 |
| Announcement of the results of the Offers as at the First Closing Date to be published in the newspapers *(Note 1)* | Thursday, 16 December, 2004 |
| Latest date for despatch of remittances for the amounts due in respect of valid acceptance received by the First Closing Date under the Offers, assuming the Offers become, or are declared unconditional on such date *(Note 2)* | Saturday 25 December, 2004 |
| Latest time by which the Offers can be declared unconditional as to acceptance *(Note 3)* | Midnight, Sunday, 16 January, 2005 |

*Notes:*

1. Under the Takeovers Code, where the offeree board circular is posted after the date on which the offer document is posted, the offer must be open for acceptance for at least 28 days following the date on which the offer document is posted. Accordingly, the Offers will remain open for acceptance until 4:00 p.m. on 15 December 2004. Midea International reserves the right to extend the Offers until such date as it may determine in accordance with the Takeovers Code. Midea International will issue an announcement on the website of the Stock Exchange by 7:00 p.m. on the First Closing Date in relation to whether the Offers have expired, or have been revised or extended, which announcement will state either the next closing date or that the Offers will remain open until further notice. Such announcement will be republished in newspapers on the next business day thereafter. If Midea International extends the Offers as required pursuant to the Takeovers Code and no closing date is specified in the relevant announcement, at least 14 days' notice in writing will be given, before the Offers are closed, to the Shareholders and Optionholders who have not accepted the Offers. In the event that the Offers become or are declared unconditional on or before 4:00 p.m. on 15 December 2004, the Offers will remain open for acceptance until the later of 15 December 2004 and 14 days from the date when the Offers become or are declared unconditional.

2. Cheques in respect of the consideration payable for the Shares and the Options tendered under the Offers will be posted to the relevant Shareholders and Optionholders by ordinary post at their own risk as soon as possible but in any event within 10 days of the later of the date of receipt of all the relevant documents to render the relevant acceptances under the Offers complete and valid, and the date when the Offers become or are declared unconditional.

3. In accordance with the Takeovers Code, the Offers shall not be capable of becoming or being declared unconditional after the midnight on 16 January 2005 unless extended with the consent of the Executive.

4. All time references contained in this Offer Document refer to Hong Kong time.

*In this Offer Document, unless the context otherwise requires, the following expressions have the following meanings:*

| | |
|---|---|
| "Announcement" | the joint announcement dated 3 November 2004 made by Midea International and Hualing in relation to the Sale and Purchase Agreement and the Offers |
| "associates" | has the meaning ascribed thereto in the Listing Rules |
| "CCASS" | the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited |
| "Closing Date" | the later of 15 December 2004, the First Closing Date, and if the Offers become or are declared unconditional, 14 days from the date after the Offers become or are declared unconditional |
| "Companies Ordinance" | the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) |
| "Completion" | completion of the Sale and Purchase Agreement in accordance with its terms, which took place on 11 November 2004 |
| "Executive" | the Executive Director of the Corporate Finance Division of the SFC or any of his delegates |
| "Forms of Acceptance" | the accompanying WHITE form of acceptance and transfer of the Shares in respect of the Share Offer and the accompanying YELLOW form of acceptance and cancellation of the outstanding Options in respect of the Option Offer |
| "ICEA" | ICEA Capital Limited, a licensed corporation licensed to carry on regulated activities types 1, 4, 6 and 9 of regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) which are dealing of securities, advising on securities, corporate finance and asset management |
| "Hong Kong" | the Hong Kong Special Administrative Region of the PRC |

| | |
|---|---|
| "Hualing" | Hualing Holdings Limited, a company incorporated in Hong Kong with limited liability, the issued shares of which are listed on the main board of the Stock Exchange |
| "Hualing Group" | Hualing and its subsidiaries |
| "Latest Practicable Date" | 15 November 2004, being the latest practicable date prior to the printing of this Offer Document for the purpose of ascertaining certain information for inclusion in this Offer Document |
| "Listing Rules" | The Rules Governing the Listing of Securities on the Stock Exchange |
| "Midea International" | Midea International Corporation Company Limited, a company incorporated in Hong Kong with limited liability |
| "Offers" | the Share Offer and the Option Offer |
| "Offer Document" | this document despatched by Midea International setting out the details of the Offers and the procedures for acceptance of the Offers |
| "Offeree Document" | the response document in respect of the Offers to be issued by Hualing to the Shareholders and Optionholders in accordance with the Takeovers Code |
| "Option(s)" | the Type I Options, Type II Options and Type III Options |
| "Optionholder(s)" | holder(s) of the Type I Options, Type II Options and Type III Options |
| "Option Offer" | the mandatory conditional cash offer to cancel all outstanding Options not already owned by Midea International and parties acting in concert with it made by ICEA on behalf of Midea International in accordance with the Takeovers Code |
| "PRC" | the People's Republic of China and for the sole purpose of this Offer Document shall exclude Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan |
| "Registrar" | Computershare Hong Kong Investor Services Limited, the Hong Kong branch share registrar of Hualing at Shops 1712-1726, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong |

| | |
|---|---|
| "Relevant Period" | the period beginning six calendar months immediately preceding 3 November 2004, the date of the Announcement up to and including the Latest Practicable Date |
| "Sale and Purchase Agreement" | the conditional sale and purchase agreement dated 31 October 2004 and entered into between Midea International and the Vendor in relation to the sale by the Vendor and the purchase by Midea International of the Sale Shares |
| "Sale Shares" | 670,076,808 Shares acquired by Midea International pursuant to the Sale and Purchase Agreement |
| "SFC" | the Securities and Futures Commission of Hong Kong |
| "Share(s)" | share(s) of HK$0.10 each in the share capital of Hualing |
| "Shareholder(s)" | holder(s) of the Shares |
| "Share Offer" | the mandatory conditional cash offer to acquire all the issued Shares not already owned or agreed to be acquired by Midea International or parties acting in concert with it at HK$0.35 per Share made by ICEA on behalf of Midea International in accordance with the Takeovers Code |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "Takeovers Code" | The Hong Kong Code on Takeovers and Mergers |
| "Type I Options" | options which were granted to the directors and employees of Hualing pursuant to the share option scheme of Hualing adopted on 26 November 1993 and terminated on 27 June 2003 and remain outstanding as at the Latest Practicable Date, entitling the holders thereof to subscribe for new Shares at an exercise price of HK$0.93 per Share |
| "Type II Options" | options which were granted to the directors and employees of Hualing pursuant to the share option scheme of Hualing adopted on 26 November 1993 and terminated on 27 June 2003 and remain outstanding as at the Latest Practicable Date, entitling the holders thereof to subscribe for new Shares at an exercise price of HK$0.244 per Share |

| | |
|---|---|
| "Type III Options" | options which were granted to the directors and employees of Hualing pursuant to the share option scheme of Hualing adopted on 26 November 1993 and terminated on 27 June 2003 and remain outstanding as at the Latest Practicable Date, entitling the holders thereof to subscribe for new Shares at an exercise price of HK$0.211 per Share |
| "Vendor" | Able Profit Investment Limited, a company incorporated in the British Virgin Islands with limited liability |
| "HK$" | Hong Kong dollars, the lawful currency of Hong Kong |
| "%" | per cent. |


A subsidiary of ICBC

**ICEA Capital Limited**
42nd Floor, Jardine House,
1 Connaught Place, Central, Hong Kong
Tel.: (852) 2115 8888
Fax: (852) 2115 8602

工商東亞融資有限公司
香港中環康樂廣場1號
怡和大廈42樓
總機：(852) 2115 8888
傳真：(852) 2115 8602

17 November 2004

*To the Shareholders and the Optionholders*

Dear sir or madam,

**Mandatory conditional cash offers by
ICEA Capital Limited
on behalf of
Midea International Corporation Company Limited
to acquire all the issued shares in Hualing Holdings Limited
(other than those shares already owned by or agreed to be acquired by
Midea International Corporation Company Limited
and parties acting in concert with it)
and to cancel all outstanding share options of Hualing Holdings Limited**

## INTRODUCTION

On 3 November 2004, Midea International announced that on 31 October 2004, Midea International entered into the Sale and Purchase Agreement with the Vendor, pursuant to which Midea International agreed to purchase and the Vendor agreed to sell and procure to sell 670,076,808 Shares for a cash consideration of approximately HK$234.5 million (equivalent to HK$0.35 per Share). Completion took place on 11 November 2004. The Sale Shares represent approximately 42.4% of the entire issued share capital of Hualing as at the date of Completion. Immediately following Completion, Midea International and parties acting in concert with it own in aggregate 670,076,808 Shares, representing approximately 42.4% of the entire issued share capital of Hualing as at the Latest Practicable Date and are required under Rule 26.1 and Rule 13 of the Takeovers Code to make mandatory conditional cash offers for all the issued Shares not already owned or agreed to be acquired by Midea International and parties acting in concert with it and all the outstanding Options respectively.

This letter, together with Appendix I to this Offer Document and the Forms of Acceptance, set out, among other things, the terms and other details of the Offers, information on Midea International and its intention regarding the future of Hualing Group.

Pursuant to the Takeovers Code, the Offeree Document is expected to be sent to the Shareholders and the Optionholders within 14 days from the date of this Offer Document. The Offeree Document is expected to contain a letter from the independent board committee of Hualing established to advise the Shareholders and the Optionholders and a letter of advice from Dao Heng Securities Limited which advises the independent board committee of Hualing in respect of the Offers. **You are urged to wait for the receipt of the Offeree Document and carefully read its contents before deciding whether or not to accept the Offers.**

## THE OFFERS

ICEA, on behalf of Midea International, makes the Share Offer to acquire all the issued Shares (other than those already owned by Midea International and/or parties acting in concert with it) and to cancel all the outstanding Options on the following basis:

### The Share Offer

For each Share ........................................... HK$0.35 in cash

### The Option Offer

For each outstanding Type I Option .............................. HK$0.01 in cash
For each outstanding Type II Option .............................. HK$0.106 in cash
For each outstanding Type III Option ............................ HK$0.139 in cash

Midea International is required under the Takeovers Code to make a comparable offer for all the outstanding Options as part of the Offers. Midea International offers to pay the Optionholders in cash on the basis set out above in respect of every Option in consideration of the surrender by the Optionholders of such Options to Hualing for cancellation. The Optionholders have not given any undertaking to accept or not to accept the Option Offer.

Save for any steps required to be taken by Midea International to ensure that not less than 25% of the issued share capital of Hualing will be held by the public and the charge over the Shares acquired or to be acquired by Midea International pursuant to the Sale and Purchase Agreement and the Share Offer as a security for the facility granted by ICEA Financial Services Limited, an associate of ICEA, to Midea International for financing the Offers, the Shares acquired by Midea International pursuant to the Share Offer will not be transferred to any other parties and there is no agreement, arrangement or understanding for such transfer. Any outstanding Options in respect of which complete and valid acceptances of the Option Offer have been received from the Optionholders will be cancelled.

### Comparison of value

The offer price of HK$0.35 per Share for the Share Offer is the same as the price agreed to be paid by Midea International to the Vendor for each Sale Share under the Sale and Purchase Agreement and represents:

(a) a discount of approximately 13.6% to the closing price of HK$0.405 per Share as quoted on the Stock Exchange on 29 October 2004, being the last complete trading day prior to the suspension of the trading in the Shares at 9:36 a.m. on 1 November 2004 pending the issue of the Announcement;

(b) a discount of approximately 8.5% to the average closing price of approximately HK$0.3825 per Share as quoted on the Stock Exchange for the last 10 consecutive complete trading days prior to the suspension of the trading in the Shares at 9:36 a.m. on 1 November 2004 pending the issue of the Announcement;

(c) a premium of approximately 43.4% to the unaudited consolidated net asset value per Share of approximately HK$0.244 as at 30 June 2004 based on Hualing's 2004 interim report for the six months ended 30 June 2004;

(d) a discount of approximately 11.1% to the average closing price of approximately HK$0.3935 per Share as quoted on the Stock Exchange for the last 10 consecutive trading days up to and including the Latest Practicable Date; and

(e) a discount of approximately 10.3% to the closing price of HK$0.39 per Share as quoted on the Stock Exchange on the Latest Practicable Date.

**Condition of the Offers**

The Offers will be conditional upon Midea International having received valid acceptances in respect of Shares pursuant to the Share Offer which, together with Shares owned or agreed to be acquired by Midea International and parties acting in concert with it before and during the Offers, will result in their holding more than 50% of the voting rights of Hualing. If there are no sufficient valid acceptances in respect of Shares received by Midea International rendering the Share Offer to become unconditional by 4:00 p.m. on 15 December 2004 which is 28 days after posting of this Offer Document, the Offers are expected to lapse. In the event the Offers become or are declared unconditional or lapse, a separate announcement will be made by Midea International.

**Total consideration**

As at the Latest Practicable Date, Hualing had 1,582,036,408 Shares in issue and outstanding Options comprising 800,000 Type I Options entitling the Optionholders to subscribe for an aggregate of 800,000 Shares at an exercise price of HK$0.930 per Share, 4,000,000 Type II Options entitling the Optionholders to subscribe for an aggregate of 4,000,000 Shares at an exercise price of HK$0.244 per Share and 2,160,000 Type III Options entitling the Optionholders to subscribe for an aggregate of 2,160,000 Shares at an exercise price of HK$0.211 per Share. Accordingly, apart from the Sale Shares,

(i) 911,959,600 Shares (assuming the Options granted have not been exercised prior to the close of the Offers) will be subject to the Share Offer, and 6,960,000 outstanding Options (if not exercised) will be subject to the Option Offer; or

(ii) 918,919,600 Shares (assuming 6,960,000 outstanding Options have been fully exercised prior to the close of the Offers) will be subject to the Share Offer.

Save for the outstanding Options disclosed above, there are no outstanding warrants, options or securities convertible into Shares as at the Latest Practicable Date.

Assuming that there will be no change in the issued share capital of Hualing as a result of the exercise of the Options or otherwise subsequently, at a price of HK$0.35 per Share, the entire issued share capital of Hualing is valued at approximately HK$553.7 million under the Share Offer and all the Shares subject to the Share Offer are valued at approximately HK$319.2 million. Assuming that all the 800,000 outstanding Type I Options at a price of HK$0.01 per Option, all the 4,000,000 Type II Options at a price of HK$0.106 per Option and all the 2,160,000 Type III Options at a price of HK$0.139 per Option are tendered, the consideration payable by Midea International under the Option Offer is approximately HK$732,000.

Assuming that all the 6,960,000 outstanding Options are fully exercised subsequent to the Latest Practicable Date, there will be 1,588,996,408 Shares in issue and the entire issued share capital of Hualing is valued at approximately HK$556.1 million under the Share Offer, and all the Shares subject to the Share Offer are valued at approximately HK$321.6 million.

**Financial resources**

ICEA, as the financial adviser to Midea International, is satisfied that there are sufficient financial resources available to Midea International to meet its obligation in case of a full acceptance of the Offers. Midea International finances the Offers from its internal resources and by an irrevocable facility granted by ICEA Financial Services Limited, an associate of ICEA. The repayment of any amount due under such facility will not depend on the business of Hualing.

**Effect of accepting the Offers**

By accepting the Share Offer and upon the Share Offer becomes unconditional, Shareholders will sell their Shares to Midea International free from all liens, claims and encumbrances and with all rights attached to them, including the rights to receive all dividends and distribution declared, made or paid at or after the date on which the Offers are made, i.e. the date of posting of this Offer Document. By accepting the Option Offer, the Optionholders will surrender and give up the subscription rights attaching to the relevant Options, which will be cancelled by Hualing.

Settlement of the consideration to which any accepting Shareholder and/or Optionholder is entitled under the Offers will be implemented in full in accordance with the terms of the Offers, without regard to any lien, right of set-off, counterclaim or other analogous right to which Midea International may otherwise be, or claim to be, entitled against such accepting Shareholder and/or Optionholder.

**Stamp duty**

Seller's ad valorem duty arising in connection with acceptance of the Share Offer amounting to 0.1% of the amount payable in respect of the relevant acceptance will be deducted from the amount payable to the Shareholders who accept the Share Offer. Midea International will bear its own portion of buyer's ad valorem stamp duty at the rate of 0.1% of the amount payable in respect of relevant acceptances and will be responsible to account to the Stamp Office of Hong Kong the stamp duty payable for the sale and purchase of the Shares.

No stamp duty is required to be paid by any Optionholder who accepts the Option Offer.

**Compulsory acquisition**

Midea International and parties acting in concert with it do not intend to exercise any right which may be available under the provisions of the Companies Ordinance to acquire compulsorily any outstanding issued Shares not acquired under the Share Offer after it is closed.

**INFORMATION ON MIDEA INTERNATIONAL AND ITS INTENTION REGARDING HUALING**

Midea International is a company incorporated in Hong Kong with limited liability on 28 July 2004 and is 99.9% beneficially owned by Midea Group Co., Ltd. (美的集團有限公司) and as to 0.09% beneficially owned by Mr. He Xiang Jian, who is a director of Midea International and 0.01% beneficially owned by Ms. Lu De Yan. Mr. He Xiang Jian, Mr. Li Jian Wei and Mr. Liang Guo Ping are the directors of Midea International. The registered capital of Midea Group Co., Ltd. is owned as to 55% by Foshan Shunde Tiantuo Investment Co., Ltd. (佛山市順德區天托投資有限公司) and 45% by Foshan Shunde Lixun Investment Co., Ltd. (佛山市順德區利迅投資有限公司). The registered capital of Foshan Shunde Tiantuo Investment Co., Ltd. (佛山市順德區天托投資有限公司) is in turn owned as to 90% by Mr. He Xiang Jian and 10% by Ms. Lu De Yan and the registered capital of Foshan Shunde Lixun Investment Co., Ltd. (佛山市順德區利迅投資有限公司) is owned as to 34% by Mr. Zhang He Chuan, 33% by Mr Li Jianwei and 33% by Ms. Yuan Liqun. Ms. Lu De Yan is the daughter-in-law of Mr. He Xiang Jian. Mr. Zhang He Chuan, Mr. Li Jianwei and Ms. Yuan Liqun are members of the senior management of Midea Group Co., Ltd. Midea International and its ultimate beneficial owners are independent of and not connected with Hualing, the directors, chief executive or substantial shareholders of Hualing or any of its subsidiaries (including the Vendor) or an associate of any of them.

Save for the entering into of the Sale and Purchase Agreement, Midea International has not conducted any business since its incorporation and does not have any material assets other than the financial resources for fulfilling its payment obligation under the Sale and Purchase Agreement and the Offers.

Midea Group Co., Ltd. is one of the largest household electric appliances manufacturers in the PRC. The household electric appliance products of Midea Group Co., Ltd. include air conditioners, electric fans, rice cookers, microwave ovens, etc. which are sold domestically in the PRC and internationally to various countries including Hong Kong, the United States of America, Europe, Japan, Canada and Russia. Midea Group Co., Ltd. operates production facilities in various cities in the PRC including Shunde, Zhongshan, Wuhu, Wuhan, Huaian and Chongqing.

Midea Group Co., Ltd. and its management staff possess extensive experience, market knowledge and strengths in management, procurement, sales network, marketing, research and development and production technology in respect of household electric appliances sales and manufacturing, while the Hualing Group has also been engaged in the household electric appliance business with considerable achievements. Through Midea International, Midea Group Co., Ltd. acquires the controlling interest in Hualing with an aim to deriving synergy and generating greater economy of scale by close cooperation between the operations and management of Midea Group Co., Ltd. and Hualing Group in order to enhance the business development of both in future.

With the extensive experience and knowledge of Midea Group Co., Ltd. and its management staff in the areas of management, procurement, sales and marketing, in particular, the overseas markets, research and development and production technology in respect of household electric appliances sales and manufacturing, it is believed that the overall operation and production efficiency of the Hualing Group on a whole can be enhanced which in turn will

be in the interest of the Shareholders as a whole. Midea International intends to continue the existing businesses of the Hualing Group and it has no immediate plan of injecting any additional assets into the Hualing Group or redeployment of the assets of the Hualing Group other than in its ordinary course of business, while Midea International will assess the qualification of the existing employees and reformulate the human resources strategy of the Hualing Group if necessary, based on which recruitment of new employees, reassignment of job duties of existing employees and/or dismissal of existing employees with unsatisfactory performance or qualification may be undertaken.

**Dealings in and holdings of securities of Hualing**

Prior to Completion, neither Midea International, its ultimate beneficial owners nor the parties acting in concert with any of them owned any Shares, convertible securities, warrants or options in Hualing. Save for the entering into of the Sale and Purchase Agreement, none of Midea International, its ultimate beneficial owners and parties acting in concert with any of them has dealt in any Shares or any options, warrants or securities convertible into Shares during the Relevant Period.

## PROPOSED CHANGE OF BOARD COMPOSITION OF HUALING

It is expected that three of the existing directors of Hualing, namely, Mr. Li Yu Jun and Mr. Huang Wei Hua, who are executive directors of Hualing and Mr Lo Wing Sang, Vincent, who is an independent non-executive director of Hualing will resign and such resignation will take effect on the First Closing Date or the date when the Offers become or are declared unconditional, whichever is the later, in compliance with Rule 7 of the Takeovers Code. It is expected that the other existing directors (including two of the independent non-executive directors, namely Mr. Chan Wai Dune and Mr. Lam Ming Yung) of Hualing will remain on the board of directors of Hualing.

Immediately after the despatch of this Offer Document, five new directors will be appointed as directors of Hualing, namely, Mr. Fang Hongbo, Mr. Liu Liang, Mr. Li Jianwei, Ms. Yuan Liqun and Mr. Zhang Quan. Mr. Fang Hongbo, Mr. Liu Liang and Mr. Zhang Quan will be appointed as the executive directors of Hualing while Mr. Li Jianwei and Ms. Yuan Liqun will be appointed as the non-executive directors of Hualing. A new independent non-executive director will be appointed to replace Mr. Lo Wing Sang, Vincent on or prior to the effective date of his resignation. A further announcement will be made on the change of the composition of and the appointment of new director(s) to the board of directors of Hualing.

Particulars of the five proposed directors of Hualing are set out below:

Mr. Fang Hongbo, aged 37, obtained a master degree in business administration from the National University of Singapore. Mr. Fang joined Midea Group Co., Ltd. in 1992 and had assumed various senior management positions for sales and overall management of the air-conditioners division of Midea Group Co., Ltd. with considerable experience. Currently, Mr. Fang is a director of GD Midea Electric Appliances Co., Ltd. and the president of its refrigeration equipment division.

Mr. Liu Liang, aged 42, obtained a bachelor degree in mechanical engineering from Shanghai Jiao Tong University. Mr. Liu joined Midea Group Co., Ltd. in 1991 and had assumed various senior management positions for marketing, sales and overall management of the air-conditioners division of Midea Group Co., Ltd. with considerable experience. Currently, Mr. Liu is a vice president of the refrigeration equipment division of GD Midea Electric Appliances Co., Ltd.

Mr. Li Jianwei, aged 38, obtained a master degree in business administration from Fudan University. Mr. Li joined Midea Group Co., Ltd. in 1994 and had assumed various senior management positions for strategic development of Midea Group Co., Ltd.. Currently, Mr. Li is a director and capital investment controller of Midea Group Co., Ltd.

Ms. Yuan Liqun, aged 35, obtained a master degree in international management from the Australian National University. Ms. Yuan joined Midea Group Co., Ltd. in 1992 and had assumed various senior management positions for financial and overall management of Midea Group Co., Ltd. with considerable experience in financial management. Currently, Ms. Yuan is a director and the financial controller of Midea Group Co., Ltd.

Mr. Zhang Quan, aged 36, obtained a master degree in international management from the Australian National University. Mr. Zhang joined Midea Group Co., Ltd. in 1991 and had assumed various senior management positions for financial management for Midea Group Co., Ltd. with considerable experience. Currently, Mr. Zhang is an assistant of president and the financial controller of the refrigeration equipment division of GD Midea Electric Appliances Co., Ltd.

## MAINTENANCE OF THE LISTING STATUS OF HUALING

Midea International intends that Hualing will remain listed on the Stock Exchange after the close of the Offers. The directors of Midea International and the new directors to be appointed to the board of directors of Hualing have jointly and severally undertaken to the Stock Exchange to take appropriate steps following the close of the Offers to ensure that such number of Shares as may be required by the Stock Exchange are held by the public.

**The Stock Exchange has stated that if, at the close of the Offers, less than the minimum prescribed percentage applicable to Hualing, being 25%, of the Shares are held by the public, or if the Stock Exchange believes that:**

**(i) a false market exists or may exists in trading of the Shares; or**

**(ii) there are insufficient Shares in public hands to maintain an orderly market,**

**it will consider exercising its discretion to suspend dealings in the Shares.**

**The Stock Exchange will also closely monitor all acquisitions or disposals of assets by Hualing. Under the Listing Rules, the Stock Exchange has the power pursuant to the Listing Rules to aggregate a series of transactions and any such transactions may result in Hualing being treated as if it were a new listing applicant and subject to the requirement for new applicants as set out in the Listing Rules.**

## FURTHER TERMS OF THE OFFERS

Further terms of the Offers, including procedures for acceptance and the acceptance period, are set out in Appendix I to this Offer Document and the Forms of Acceptance. Midea International does not intend to revise or extend the Offers, unless required pursuant to the relevant provisions of the Takeovers Code.

## TAXATION

Shareholders and Optionholders are recommended to consult their own professional advisers if they are in doubt as to the taxation implications of their acceptance of the Offers. It is emphasized that none of Midea International, ICEA, Hualing or any of their respective directors or employees or any other persons involved in the Offers accepts responsibility for any tax effects on, or liabilities of, any persons as a result of their acceptance of the Offers.

## GENERAL

To ensure equal treatment of all Shareholders, those registered Shareholders who hold Shares as nominee for more than one beneficial owner should, as far as practicable, treat the holding of each beneficial owner separately. In order for the beneficial owners of the Shares whose investments are registered in the names of their nominees to accept the Share Offer, it is essential that they provide instructions to their nominees of their intentions with regard to the Share Offer.

The attention of Shareholders who are not residents in Hong Kong is drawn to the section headed "6. General" in Appendix I to this Offer Document.

All documents and remittances sent to Shareholders and Optionholders by ordinary post will be sent to them at their own risk. Such documents and remittances will be sent to the Shareholders and Optionholders at their respective addresses as they appear in the register of members of Hualing or the register of Optionholders (as the case may be) or, in the case of joint Shareholders, to the Shareholder whose name stands first in the register of members of Hualing, as applicable. None of Hualing, Midea International, ICEA or any of their respective directors or any other person involved in the Offers will be responsible for any loss or delay in transmission or any other liabilities that may arise as a result thereof.

Your attention is drawn to the additional information set out in the Appendices, which form part of this Offer Document.

Yours faithfully,
For and on behalf of
**ICEA Capital Limited**
**Gary S K Sik**
*Managing Director*

## 1. FURTHER PROCEDURES FOR ACCEPTANCE

### A. The Share Offer

(a) If the Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) in respect of your Shares is/are in the name of a nominee company or some names other than your own, and you wish to accept the Share Offer in respect of your Shares, you must either:

(i) lodge your Share certificate(s) and/or transfer receipts and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) with the nominee company, or other nominee, with instructions authorising it to accept the Share Offer on your behalf and requesting it to deliver the **WHITE** form of acceptance and transfer of the Shares duly completed together with the relevant Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) to the Registrar; or

(ii) arrange for the Shares to be registered in your name by Hualing through the Registrar, and send the **WHITE** form of acceptance and transfer of the Shares duly completed together with the relevant Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) to the Registrar; or

(iii) if your Shares have been lodged with your broker/custodian bank through CCASS, instruct your broker/custodian bank to authorise HKSCC Nominees Limited to accept the Share Offer on your behalf on or before the deadline set out by HKSCC Nominees Limited, in this case, on Tuesday, 14 December 2004 which is one business day before the latest date on which acceptances of the Share Offer must be received by the Registrar. In order to meet the deadline set by HKSCC Nominees Limited, you should check with your broker/custodian bank for the timing on the processing of your instruction, and submit your instruction to your broker/custodian bank as required by them; or

(iv) if your Shares have been lodged with your Investor Participant Account with CCASS, authorise your instruction via the CCASS Phone System or CCASS Internet System not later than one business day before the latest date on which acceptances of the Share Offer must be received by the Registrar, which is Tuesday, 14 December 2004 in this case.

(b) If the certificate(s) and/or transfer receipts and/or other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) in respect of your Shares is/are not readily available and/or is/are lost and you wish to accept the Share Offer in respect of your Shares, the **WHITE** form of acceptance and transfer of the Shares should nevertheless be completed and delivered to the Registrar together with a letter stating that you have lost one or more of your Share certificate(s) and/or transfer receipts and/or other document(s) of title (and or any satisfactory indemnity or indemnities required in respect thereof) or that it/they is/are not readily available. If you find such document(s) or if it/they become(s) available, the relevant Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) should be forwarded to the Registrar as soon as possible thereafter. If you have lost your Share certificate(s), you should also write to the Registrar for a letter of indemnity which, when completed in accordance with the instructions given, should be returned to the Registrar.

(c) If you have lodged transfer(s) of any of your Shares for registration in your name and have not yet received your Share certificate(s), and you wish to accept the Share Offer in respect of your Shares, you should nevertheless complete the **WHITE** form of acceptance and transfer of the Shares and deliver it to the Registrar together with the transfer receipt(s) duly signed by yourself. Such action will be deemed to be an authority to ICEA and/or Midea International or their respective agent(s) to collect from Hualing or the Registrar on your behalf the relevant Share certificate(s) when issued and to deliver such certificate(s) to the Registrar as if it was/they were delivered to the Registrar with the **WHITE** form of acceptance and transfer of the Shares.

(d) Acceptance of the Share Offer will be treated as valid only if the completed **WHITE** form of acceptance and transfer of the Shares is received by the Registrar by not later than 4:00 p.m. on the later of Wednesday, 15 December 2004 and if the Offers become or are declared unconditional, 14 days after the Offers become or are declared unconditional, or such later time and/or date as Midea International may determine and announce with the consent of the Executive, and is:

(i) accompanied by the relevant Share certificate(s) and/or transfer receipt(s) and/or other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) and, if those Share certificate(s) is/are not in your name, such other documents in order to establish your right to become the registered holder of the relevant Shares; or

(ii) from a registered Shareholder or his personal representative (but only up to the amount of the registered holding and only to the extent that the acceptance relates to Shares which are not taken into account under this paragraph (d)); or

(iii) certified by the Registrar or the Stock Exchange.

If the **WHITE** form of acceptance and transfer of the Shares is executed by a person other than the registered Shareholder, appropriate documentary evidence of authority to the satisfaction of the Registrar must be produced.

(e) No acknowledgement of receipt of any **WHITE** form(s) of acceptance and transfer of the Shares, Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) will be given.

(f) The address of the transfer office of the Registrar is Shops 1712-1726, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(g) If the Share Offer lapses, Midea International will, as soon as possible but in any event within ten days thereof, return by ordinary post the Share certificate(s) lodged with the WHITE form(s) of acceptance and transfer of the Shares to the relevant Shareholder(s).

**B. The Option Offer**

(a) If you accept the Option Offer, you should complete the **YELLOW** form of acceptance and cancellation of the outstanding Options in accordance with the instructions printed thereon, which instructions form part of the terms and conditions of the Option Offer.

(b) The completed **YELLOW** form of acceptance and cancellation of the outstanding Options should be forwarded, together with the relevant Option certificate(s) (if any) stating the number of outstanding Options in respect of which you intend to accept the Option Offer, by post or by hand to the company secretary of Hualing at 2802-04, 28th Floor, Harbour Centre, 25 Harbour Road, Wanchai, Hong Kong for the period from 17 November 2004 to 25 November 2004, and at Room 4108-10, 41st Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for the period from 26 November 2004 and afterwards, marked "**Hualing Option Offer**" on the envelope, as soon as possible and in any event so as to reach the company secretary of Hualing at the aforesaid address by no later than 4:00 p.m. on the later of 15 December 2004 and if the Offers become or are declared unconditional, 14 days after the Offers become or are declared unconditional, or such later time and/or date as Midea International may determine and announce with the consent of the Executive.

(c) If the Option Offer lapses, Midea International will, as soon as possible but in any event within ten days thereof, return by ordinary post the Option certificate(s) lodged with the YELLOW form(s) of acceptance and cancellation of the outstanding Options to the relevant Optionholder(s).

## 2. SETTLEMENT

Provided that the Offers become or are declared unconditional and the relevant form(s) of acceptance, Share certificate(s), Option certificate(s), transfer receipts and/or other documents of title in all respects satisfactory to Midea International (and/or any indemnities as may be required by ICEA and Midea International in respect thereof) are complete and in good order, a

cheque in respect of the consideration payable for the Shares and Options tendered under the Offers will be posted to the relevant accepting Shareholders and Optionholders by ordinary post at their own risk as soon as possible but in any event within 10 days of the later of the date on which the Offers become or are declared unconditional and the date of receipt by the Registrar (in the case of the Share Offer) and the company secretary of Hualing (in the case of the Option Offer) of all the relevant documents required to render the relevant acceptances under the Offers complete and valid.

Settlement of the consideration to which any accepting Shareholder and/or Optionholder is entitled under the Offers will be implemented in full in accordance with the terms of the Offers, without regard to any lien, right of set-off, counterclaim or other analogous right to which Midea International may otherwise be, or claim to be, entitled against such accepting Shareholder and/or Optionholder.

## 3. ACCEPTANCE PERIOD AND REVISIONS

Midea International does not intend to revise or extend the Offers, unless required pursuant to the relevant provisions of the Takeovers Code. The Offers will remain open for acceptance until 4:00 p.m. on 15 December 2004, unless the Offers have previously become or have been declared unconditional.

If the Offers become or are declared unconditional, they will remain open for acceptance for not less than 14 days thereafter. At least 14 days' notice in writing must be given before the Offers are closed to those Shareholders and Optionholders who have not accepted the Offers.

In principle, if in the course of the Offers, Midea International revises the terms of the Offers as required pursuant to the relevant provisions of the Takeovers Code, all the Shareholders and the Optionholders, whether or not they have already accepted the Offers, will be entitled to the revised terms. A revised offer must be kept open for at least 14 days following the date on which the revised offer document is posted.

The Offers shall not be capable of becoming or being declared unconditional after the midnight on 16 January 2005 or of being kept open after that time unless extended with the consent of the Executive.

## 4. ANNOUNCEMENTS

(a) By 6:00 p.m (or such later time and/or date as the Executive agrees) on the Closing Date, Midea International must inform the Executive and the Stock Exchange of its decision in relation to the revision, extension, expiry or unconditionality of the Offers. Midea International must publish an announcement on the website the Stock Exchange by 7:00 p.m. on the Closing Date stating whether the Offers have been revised, extended, expired or become or been declared unconditional. Such announcement must be republished in accordance with the requirements set out in item (c) below on the next business day after the Closing Date.

The announcement must state the following:

(i) the total number of Shares for which acceptances of the Offers have been received;

(ii) the total number of Shares and Options held, controlled or directed by Midea International or parties acting in concert with it before the offer period;

(iii) the total number of Shares and Options acquired or agreed to be acquired during the offer period by Midea International or parties acting in concert with it;

(iv) the total number of outstanding Options for which acceptances of the Option Offer have been received;

(v) details of any existing holding of voting rights and rights over Shares:–

(1) which Midea International owns or over which it has control or direction;

(2) which is owned or controlled or directed by any person acting in concert with Midea International;

(3) in respect of which Midea International or any person acting in concert with it has received an irrevocable commitment to accept the Offers; and

(4) in respect of which Midea International or any person acting in concert with it holds convertible securities, warrants or options;

(vi) details of any outstanding derivative in respect of securities in Hualing entered into by Midea International or any person acting in concert with it;

(vii) details of any arrangement (whether by way of option, indemnity or otherwise) in relation to shares of Midea International or Hualing and which might be material to the Offers.

The announcement must also specify the percentages of the issued share capital of Hualing and voting rights of Hualing represented by these numbers of Shares.

(b) In computing the number of Shares represented by acceptances, acceptances which are not in all respects in order or that are subject to verification will be stated separately in the announcement.

(c) As required under the Takeovers Code and the Listing Rules, any announcement in relation to the Offers, in respect of which the Executive and the Stock Exchange have confirmed that they have no further comments thereon, must be published as a paid announcement in at least one leading English language newspaper and one leading Chinese language newspaper published daily and circulating generally in Hong Kong and must be published on the Stock Exchange website.

## 5. RIGHT OF WITHDRAWAL

An acceptor of the Offers shall be entitled to withdraw his/her acceptance after 21 days from the First Closing Date, if the Offers have not by then become unconditional, by notice in writing signed by the acceptor or his/her agent duly authorized in writing and evidence of whose authorization is produced with the notice to the Registrar (in case of the Share Offer) or the Company (in case of the Option Offer), but such entitlement to withdraw shall be exercisable only until such time as the Offers become or are declared unconditional. Pursuant

to Rule 19.2 of the Takeovers Code, if Midea International is unable to comply with any of the requirements of making announcements under Rule 19 of the Takeovers Code relating to the Offers, the Executive may require that acceptors be granted the right of withdrawal on terms acceptable to the Executive. Save as the aforesaid, acceptances by the Shareholders and the Optionholders shall be irrevocable and cannot be withdrawn.

## 6. GENERAL

(a) All communications, notices, Forms of Acceptance, certificates of Shares or Options (if any), transfer receipts, other documents of title or indemnity and remittances to be delivered by or sent to or from the Shareholders and the Optionholders will be delivered by or sent to or from them, or their designated agents, at their own risk, and none of Hualing, Midea International, ICEA nor the Registrar or any of their respective agents accepts any liability for any loss in postage or any other liabilities that may arise as a result.

(b) The provisions set out in the accompanying Forms of Acceptance form part of the terms of the Offers.

(c) The accidental omission to despatch this Offer Document and/or Forms of Acceptance or any of them to any person to whom the Offers are made will not invalidate the Offers in any way.

(d) The Offers and all acceptances will be governed by and construed in accordance with the laws of Hong Kong.

(e) Due execution of the Forms of Acceptance will constitute an authority to Midea International or such person or persons as Midea International may direct to complete and execute any document on behalf of the person accepting the Offers and to do any other act that may be necessary or expedient for the purposes of vesting in Midea International or such person or persons as it may direct the Shares in respect of which such person has accepted the Share Offer and/or enabling the directors of Hualing or such persons as they may direct to cancel the Options in respect of which such person has accepted the Option Offer.

(f) Acceptance of the Share Offer by any person or persons will be deemed to constitute a warranty by such person or persons to Midea International that the Shares acquired under the Share Offer are sold by any such person or persons free from all third party rights, liens, claims, charges, equities and encumbrances and together with all rights attaching thereto including the rights to receive all future dividends or other distributions declared, paid or made on the Shares on or after the date of this Offer Document. The Optionholders will surrender all of their existing rights in respect of the Options, following which such Options will be cancelled and extinguished.

(g) Seller's ad valorem duty arising in connection with acceptance of the Share Offer amounting to 0.1% of the amount payable in respect of the relevant acceptance will be deducted from the amount payable to the Shareholders who accept the Share Offer. Midea International will bear its own portion of buyer's ad valorem stamp duty at the rate of 0.1% of the amount payable in respect of relevant acceptances and will be responsible to account to the Stamp Office of Hong Kong the stamp duty payable for the sale and purchase of the Shares.

(h) References to the Offers in this Offer Document and in the Forms of Acceptance shall include any revision and/or extension thereof.

(i) The making of the Offers to persons with a registered address in jurisdictions outside Hong Kong may be affected by the laws of the relevant jurisdictions. Shareholders or Optionholders who are citizens or residents or nationals of jurisdictions outside Hong Kong should inform themselves about and observe any applicable legal requirements. It is the responsibility of any such person who wishes to accept the Offers to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental or other consent which may be required or the compliance with other necessary formalities and the payment of any transfer or other taxes due in respect of such jurisdiction.

## 1. RESPONSIBILITY STATEMENT

The information contained in this Offer Document has been supplied by the directors of Midea International, who jointly and severally accepts full responsibility for the accuracy of the information contained in this Offer Document and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this Offer Document have been arrived at after due and careful consideration and there are no other facts not contained in this Offer Document the omission of which would make any statement contained herein misleading.

## 2. MARKET PRICES

The table below shows the closing prices of the Shares quoted on the Stock Exchange on (i) the last day on which trading took place in each of the six calendar months immediately preceding 3 November 2004, the date of the Announcement; (ii) 29 October 2004, being the last complete trading day prior to the suspension of the trading in the Shares at 9:36 a.m. on 1 November 2004 pending the issue of the Announcement; and (iii) 15 November 2004, the Latest Practicable Date:

| **Date** | **Closing price per Share** *(HK$)* |
|---|---|
| 30 April 2004 | 0.215 |
| 31 May 2004 | 0.229 |
| 30 June 2004 | 0.245 |
| 30 July 2004 | 0.295 |
| 31 August 2004 | 0.305 |
| 30 September 2004 | 0.37 |
| 29 October 2004 | 0.405 |
| Latest Practicable Date | 0.39 |

The highest and lowest closing prices per Share recorded on the Stock Exchange during the Relevant Period were HK$0.415 on 6 October 2004 and HK$0.176 on 17 May 2004 respectively.

## 3. DISCLOSURE OF INTERESTS

(a) As at the Latest Practicable Date, Midea International, its directors and parties acting in concert with it owned an aggregate of 670,076,808 Shares, representing approximately 42.4% of the issued share capital of Hualing and did not own any other securities of Hualing. There have been no dealings in all securities of Hualing by Midea International or parties acting in concert with it during the Relevant Period other than entering into the Sale and Purchase Agreement.

(b) ICEA did not have any beneficial interest in any securities of Hualing as at the Latest Practicable Date and had not dealt in any securities of Hualing during the Relevant Period.

(c) As at the Latest Practicable Date, there were no agreements, arrangements or understanding (including any compensation arrangement) between Midea International or any person acting in concert with it and any of the directors of Hualing or any other person having any connection with or depending upon the Offers or otherwise connected with the Offers.

(d) As at the Latest Practicable Date, no benefit has been given or will be given to any directors of Hualing or any of its subsidiaries as compensation for loss of office or otherwise in connection with the Offers.

(e) As at the Latest Practicable Date, there were no shareholdings in Hualing owned or controlled by any persons who, prior to the posting of this Offer Document, have irrevocably committed themselves to accept or reject the Offers.

(f) As at the Latest Practicable Date, there was no arrangement of the kind referred to in the third paragraph of Note 8 to Rule 22 of the Takeovers Code which exist between Midea International, or any person acting in concert with it and any other person.

## 4. GENERAL

(a) The registered office of Midea International is at 1st Floor, Eader Centre, 39-41 Hankow Road, Tsim Sha Tsui, Kowloon, Hong Kong.

(b) The addresses of the shareholders of Midea International are, respectively, Peng Lai Road, Beijao, Shunde, Foshan, PRC for Midea Group Co., Ltd., Room 8, No. 8 Yunhai Road, May Flower Garden, Beijao, Shunde, Foshan, Guangdong, PRC for Mr. He Xiang Jian and Room 8, No. 8 Yunhai Road, May Flower Garden, Beijao, Shunde, Foshan, Guangdong, PRC for Ms. Lu De Yan.

(c) The addresses of the directors of Midea International are, respectively, Room 8, No. 8 Yunhai Road, May Flower Garden, Beijao, Shunde, Foshan, Guangdong, PRC for Mr. He Xiang Jian, Room 12A, No. 11 North Road, Country Garden, Beijiao, Shunde, Foshan, Guangdong, PRC for Mr. Li Jian Wei and No. 19, Ji Hong Xin Cun, Ji Hong Road, Beijao, Shunde, Foshan, Guangdong, PRC for Mr. Liang Guo Ping.

(d) The registered office of ICEA Capital Limited is at 42nd Floor, Jardine House, 1 Connaught Place, Central, Hong Kong.

(e) The English text of this Offer Document and the Forms of Acceptance shall prevail over the Chinese text for the purpose of interpretations.

## 5. CONSENT AND QUALIFICATION

ICEA is a licensed corporation licensed to carry on regulated activities types 1, 4, 6 and 9 of regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) which are dealing of securities, advising on securities, corporate finance and asset management. ICEA has given and has not withdrawn its written consent to the issue of this Offer Document with the inclusion herein of its letter and the reference to its name in the form and context in which it appears.

## 6. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the office of Chiu & Partners at 41st Floor, Jardine House, 1 Connaught Place, Central, Hong Kong, while the Offers remain open for acceptance:

(a) the memorandum and articles of association of Midea International;

(b) a copy of the letter from ICEA containing details of the Offers, the full text of which is set out on pages 5 to 12 of this Offer Document; and

(c) a copy of the consent letter from ICEA referred to in section headed "Consent and qualification" in this Appendix II.

## 6. 備查文件

下列文件可於收購建議可供接納期間一般辦公時間內，在趙不渝　馬國強律師事務所之辦事處可供查閱，地址為香港中環康樂廣場1號怡和大廈41樓：

(a) 美的國際之公司組織章程大綱及細則；

(b) 工商東亞之函件，當中載有收購建議詳情，全文載於本收購建議文件第5至12頁；及

(c) 本附錄二「同意書及資格」一節所述工商東亞之同意書。

(c) 於最後實際可行日期，美的國際或任何與其一致行動人士概無與任何華凌之董事或任何其他與收購建議相關或依賴收購建議之人士訂有或與收購建議相關之協議、安排或諒解（包括任何補償安排）。

(d) 於最後實際可行日期，華凌或其任何附屬公司任何董事概無已經或將會獲取任何離職補償或與收購建議相關之補償。

(e) 於最後實際可行日期，概無任何擁有或控制華凌股權之人士於本收購建議文件寄發前作出不可撤回承諾，表示接納或不接納收購建議。

(f) 於最後實際可行日期，美的國際或任何與其一致行動人士並無與任何其他人士訂有收購守則第22條註釋8第三段所指類別安排。

## 4. 一般事項

(a) 美的國際之註冊辦事處位於香港九龍尖沙咀漢口道39-41號怡達中心1樓。

(b) 美的國際之股東之地址分別為：美的集團有限公司，地址為中國佛山順德區北滘鎮蓬萊路；何享健先生，地址為中國廣東佛山順德區北滘鎮美的海岸花園雲海白道8號8室，及盧德燕女士，地址為中國廣東佛山順德區北滘鎮美的海岸花園雲海白道8號8室。

(c) 美的國際之董事之地址分別為：何享健先生，地址為中國廣東佛山順德區北滘鎮美的海岸花園雲海白道8號8室；栗建偉先生，地址為中國廣東佛山順德區北滘鎮碧桂園北11路12A，及梁國平先生，地址為中國廣東佛山順德區北滘鎮濟虹路濟虹新村19號。

(d) 工商東亞融資有限公司之註冊辦事處位於香港中環康樂廣場1號怡和大廈42樓。

(e) 本收購建議文件及接納表格之中英文版本如有任何歧義，概以英文版之詮釋為準。

## 5. 同意書及資格

工商東亞為根據香港法例第571章證券及期貨條例持有可從事第一類、第四類、第六類及第九類受規管活動之持牌法團，該等活動為證券買賣、就證券提供意見、企業融資及資產管理。工商東亞已就刊發本收購建議文件發出且並無撤回同意書，同意以本文件之形式及涵義刊發其函件及引述其名稱。

## 1. 責任聲明

本收購建議文件所載資料乃由美的國際之董事提供。彼等願就本收購建議文件所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知，本收購建議文件所表達之意見乃經過審慎周詳考慮後始行發表，且本收購建議文件並無遺漏其他事實，致使本文件所載任何內容產生誤導。

## 2. 市價

下表載列股份於以下日期在聯交所所報收市價：(i)緊接於二零零四年十一月三日該公佈日期前六個曆月每個月份之最後一個交易日；(ii)股份於二零零四年十一月一日上午九時三十六分暫停買賣以待刊發該公佈前最後一個完整交易日二零零四年十月二十九日；及(iii)二零零四年十一月十五日（最後實際可行日期）：

| 日期 | 每股股份收市價<br>*（港元）* |
|---|---:|
| 二零零四年四月三十日 | 0.215 |
| 二零零四年五月三十一日 | 0.229 |
| 二零零四年六月三十日 | 0.245 |
| 二零零四年七月三十日 | 0.295 |
| 二零零四年八月三十一日 | 0.305 |
| 二零零四年九月三十日 | 0.37 |
| 二零零四年十月二十九日 | 0.405 |
| 最後實際可行日期 | 0.39 |

股份於有關期間在聯交所之最高及最低每股收市價分別為二零零四年十月六日之0.415港元及二零零四年五月十七日之0.176港元。

## 3. 權益披露

(a) 於最後實際可行日期，美的國際、其董事及其一致行動人士合共擁有670,076,808股股份，相當於華凌已發行股本約42.4%，惟並無擁有華凌任何其他證券。除訂立買賣協議外，美的國際或其一致行動人士概無於有關期間買賣所有華凌證券。

(b) 工商東亞於最後實際可行日期概無於華凌任何證券擁有實益權益，於有關期間內亦無買賣任何華凌證券。

(h) 本收購建議文件與接納表格所述收購建議一詞包括任何經修訂及／或經展期之收購建議。

(i) 向登記地址為香港以外司法權區之人士提出收購建議可能會受有關司法權區之法例影響。股東或購股權持有人倘屬香港以外司法權區公民、居民或國民，應自行了解及遵守任何適用之法例規定。該等人士如欲接納收購建議，須確定彼等完全遵守有關司法權區在此方面之法例，包括獲得任何可能需要之政府同意或其他方面之同意或辦理其他必需之正式手續，以及支付該司法權區徵收之任何轉讓或其他稅款。

本公司（就購股權收購建議而言），惟該等撤回之權利只可在收購建議成為或宣佈成為無條件後才可行使。根據收購守則第19.2條，如美的國際未能遵守收購守則第19條中有關收購建議之任何公佈要求，執行人員可要求以其接納之條款，向接納人士授出撤回權利。除上文所述者外，股東及購股權持有人接納收購建議後，概不得撤回或撤銷。

## 6. 一般事項

(a) 所有由股東及購股權持有人或彼等指定之代理送交或接收或發出之通訊、通告、接納表格、股票或購股權證書（如有）、過戶收據、其他所有權文件或彌償保證及股款之郵誤風險概由彼等或彼等指定之代理承擔；而華凌、美的國際 、工商東亞或股份過戶登記處或彼等各自之任何代理概不就任何郵誤損失或因此而引起之任何其他責任負責。

(b) 隨附接納表格所載規定為收購建議條款之一部分。

(c) 本收購建議文件及／或接納表格或其中任何一份文件倘無意遺漏寄發予任何獲提呈收購建議之人士，均不會導致收購建議在任何方面失效。

(d) 收購建議及所有接納將受香港法例管制，並按其詮釋。

(e) 凡正式簽署接納表格，即代表授權美的國際或美的國際可能指示以代表接納收購建議人士之任何人士，填妥及簽署任何文件及採取任何其他必需或適當之行動，以便將已接納股份收購建議人士之股份轉歸美的國際或美的國際可能指示之任何人士所有，及／或准許華凌之董事或彼等可能指示之人士註銷已接納購股權收購建議人士之購股權。

(f) 任何人士接納股份收購建議將被視為向美的國際保證，根據股份收購建議所收購由彼或彼等售出之股份，概不附帶任何第三方權利、留置權、索償、抵押、衡平權及產權負擔，並享有股份附帶之一切權利，包括有權收取在本收購建議文件日期或之後宣派、派付或作出之所有日後股息或其他分派。購股權持有人將交出購股權現有所有權利，該等購股權繼而將予註銷及撤銷。

(g) 賣方因接納股份收購建議而產生之從價印花稅，乃有關接納應付金額之0.1%，將從應付接納股份收購建議之股東金額中扣除。美的國際將負責其於買方從價印花稅之所佔部分（為就有關接納應付金額之0.1%），並將會負責向香港印花稅署申報繳付就買賣股份應付之印花稅。

(ii) 美的國際或其一致行動人士於收購建議期間前所持有、控制或指令之股份及購股權總數；

(iii) 美的國際或其一致行動人士於收購建議期間收購或同意收購之股份及購股權總數；

(iv) 已接獲接納購股權收購建議之尚未行使購股權總數；

(v) 任何持有股份投票權及權利之現有持股量的詳情：

(1) 由美的國際擁有或由其控制或指令者；

(2) 由與美的國際一致行動人士擁有或控制或指令者；

(3) 美的國際或其一致行動人士已就接納收購建議接獲不可撤回承諾者；及

(4) 美的國際或其一致行動人士就此持有可換股證券、認股權證或購股權者；

(vi) 由美的國際或其一致行動人士就華凌之證券訂立之任何未行使衍生工具詳情；

(vii) 由美的國際或華凌就股份訂立對收購建議而言屬重大之任何安排（不論透過購股權、彌償保證或其他方式進行）詳情。

公佈並須註明該等股份數目所佔華凌已發行股本及華凌投票權之百分比。

(b) 就計算接納收購建議之華凌股份數目時，不完全符合規定之接納或有待核實之接納將於公佈中另行指明。

(c) 按收購守則及上市規則規定，任何有關收購建議之公佈（經由執行人員及聯交所確認並無進一步意見）必須於香港普遍流通之最少一份主要英文日報及一份主要中文日報刊登付款公佈，並須於聯交所網頁刊登。

## 5. 撤回權利

接納收購建議之人士有權於首個結束日期起計二十一日後撤回其接納，如收購建議當時未成為無條件，則由該等接納人士或其正式書面授權之代理人簽署之書面通知，連同授權書須送交股份過戶登記處（就股份收購建議而言）或

回股份及購股權應付代價款項之支票，將盡快及在任何情況下於股份過戶登記處（就股份收購建議而言）及華凌之公司秘書（就購股權收購建議而言）接獲所有有關文件致使接納收購建議完成及有效日期起計十日內，或收購建議成為或宣佈成為無條件當日起計十日內（以較遲者為準），以平郵寄交有關接納收購建議股東及購股權持有人，惟郵誤風險概由彼等自行承擔。

接納收購建議股東及／或購股權持有人根據收購建議有權收取之代價將根據收購建議之條款全數支付，而不會計及任何留置權、抵銷權、反訴權或其他美的國際可能或聲稱有權對有關接納收購建議股東及／或購股權持有人提出之類似權利。

## 3. 接納期限及修訂

除按收購守則有關條文要求，美的國際無意修訂或延長收購建議。除非收購建議已於事前成為或宣佈成為無條件，否則收購建議可供接納至二零零四年十二月十五日下午四時正止。

如收購建議成為或宣佈成為無條件，收購建議於其後最少十四日可供接納。於收購建議結束前，須向尚未接納收購建議之股東及購股權持有人發出最少十四日書面通知。

原則上，倘在收購建議過程中，美的國際按收購守則有關條文之要求修訂收購建議之條款，則經修訂條款適用於所有股東及購股權持有人（不論是否已接納收購建議）。收購建議經修訂後必須於經修訂之收購建議文件寄發日期後最少十四日內可供接納。

除非獲執行人員同意延期，否則收購建議於二零零五年一月十六日午夜後不可成為或宣佈成為無條件，於該時間後亦不再供接納。

## 4. 公佈

(a) 美的國際須於結束日期下午六時正或執行人員同意之較後時間及／或日期前，通知執行人員及聯交所其有關收購建議之修訂、展期、期滿或是否成為無條件之決定。美的國際必須於結束日期下午七時正前透過聯交所網頁刊登公佈，表明收購建議已經修訂、展期、期滿或成為或宣佈成為無條件。該公佈必須於結束日期後下一個營業日按照下文(c)項所載規定再次刊發。

該公佈必須列明以下各項：

(i) 已接獲接納股份收購建議之股份總數；

倘**白色**接納及股份過戶表格由登記股東以外人士簽訂，則須提出股份過戶登記處信納之適當文件證明。

(e) 概不就接獲之**白色**接納及股份過戶表格、股票及／或過戶收據及／或任何其他所有權文件（及／或任何就此所需滿意彌償保證）發出收據。

(f) 股份過戶登記處之地址為香港灣仔皇后大道東183號合和中心17樓1712-1726室。

(g) 倘股份收購建議失效，美的國際將盡快以平郵將連同白色接納及股份過戶表格一併遞交之股票寄回有關股東，惟在任何情況下須於股份收購建議失效十日內寄回。

**B. 購股權收購建議**

(a) 閣下如欲接納購股權收購建議，請按**黃色**接納及尚未行使購股權註銷表格所印備指示填妥表格。表格之指示構成購股權收購建議條款及條件一部分。

(b) 填妥之**黃色**接納及尚未行使購股權註銷表格，連同註明　閣下擬接納購股權收購建議有關之尚未行使購股權數目之有關購股權證書（如有），須盡快郵寄或親身交回華凌之公司秘書，於二零零四年十一月十七日至二零零四年十一月二十五日期間交回香港灣仔港灣道25號海港中心28樓2802-04室，或於二零零四年十一月二十六日或以後期間交回香港灣仔皇后大道東183號合和中心41樓4108-10室，及於任何情況下須於二零零四年十二月十五日下午四時正前，或如收購建議成為或宣佈成為無條件，則為收購建議成為或宣佈成為無條件後十四日（以較遲者為準），或美的國際可能決定及公佈，並獲執行人員同意之較後時間及／或日期，按上述地址送交華凌之公司秘書，信封面請註明「**華凌購股權收購建議**」。

(c) 倘購股權收購建議失效，美的國際將盡快以平郵將連同黃色接納及尚未行使購股權註銷表格一併遞交之購股權證書寄回有關購股權持有人，惟在任何情況下須於購股權收購建議失效十日內寄回。

**2. 付款**

如收購建議成為或宣佈成為無條件，及在各方面獲美的國際接納之相關接納文件、股票、購股權證書、過戶收據及／或其他所有權文件（及／或任何工商東亞及美的國際就此所要求之彌償保證）為完整及完好無缺，就收購建議交

(b) 閣下如欲就名下股份接納股份收購建議，但暫時無法交出及／或已遺失股票及／或過戶收據及／或其他所有權文件（及／或任何就此所需滿意彌償保證），亦應填妥**白色**接納及股份過戶表格，並連同聲明 閣下已遺失或未能交出一份或多份股票及／或過戶收據及／或其他所有權文件（及／或任何就此所需滿意彌償保證）之函件，送交股份過戶登記處。倘 閣下其後尋獲或可交出該等文件，則應盡快將有關股票及／或過戶收據及／或任何其他所有權文件（及／或任何就此所需滿意彌償保證）送交股份過戶登記處。倘 閣下遺失股票，亦應致函股份過戶登記處索取彌償保證書，依據其指示填妥後交回股份過戶登記處。

(c) 閣下如欲就名下股份接納股份收購建議，且已將股份之過戶文件以 閣下名義送往登記，惟尚未接獲 閣下之股票，亦應先行填妥**白色**接納及股份過戶表格，連同 閣下正式簽署之過戶收據一併送交股份過戶登記處。此舉將被視為授權工商東亞及／或美的國際或彼等各自之代理，代表 閣下在有關股票發出時代為向華凌或其股份過戶登記處領取有關股票，並將此等股票送交股份過戶登記處，猶如股票已連同**白色**接納及股份過戶表格一併送交股份過戶登記處。

(d) 股份收購建議之接納將僅於二零零四年十二月十五日星期三下午四時正，或如收購建議成為或宣佈成為無條件，則為收購建議成為或宣佈成為無條件後十四日（以較遲者為準），或由美的國際釐定，並獲執行人員同意公佈之其他較後時間及／或日期前將填妥之**白色**接納及股份過戶表格送交股份過戶登記處，並且合符下列條件，方視作有效：

(i) 連同有關股票及／或過戶收據及／或其他所有權文件（及／或任何就此所需滿意彌償保證）及，倘該等股票並非以 閣下名義登記，則須連同其他足以確立 閣下成為有關股份登記持有人權利之文件；或

(ii) 由登記股東或其遺產代理人（惟僅以已登記持有之股數為限，且僅以本(d)段不計及之股份之有關接納為限）；或

(iii) 經股份過戶登記處或聯交所證明。

## 1. 接納之其他手續

### A. 股份收購建議

(a) 閣下如欲就名下股份接納股份收購建議，而 閣下之股票及／或過戶收據及／或任何其他所有權文件(及／或任何就此所需滿意彌償保證)乃以代理人公司或非 閣下名義持有，則 閣下必須：

(i) 將 閣下之股票及／或過戶收據及／或任何其他所有權文件(及／或任何就此所需滿意彌償保證)送交代理人公司或其他代理人，並授權該代理，代表 閣下接納股份收購建議，及要求該代理將填妥之**白色**接納及股份過戶表格，連同有關股票及／或過戶收據及／或任何其他所有權文件(及／或任何就此所需滿意彌償保證)一併送交股份過戶登記處；或

(ii) 透過股份過戶登記處，安排華凌將股份以 閣下名義登記，並將填妥之**白色**接納及股份過戶表格連同有關股票及／或過戶收據及／或任何其他所有權文件(及／或任何就此所需滿意彌償保證)一併送交股份過戶登記處；或

(iii) 倘 閣下已透過中央結算系統將股份寄存於 閣下之股票經紀／託管銀行，則必須於香港中央結算(代理人)有限公司指定之期限或之前(即股份過戶登記處須收訖股份收購建議之接納之最後期限前一個營業日二零零四年十二月十四日星期二)，指示 閣下之股票經紀／託管銀行，授權香港中央結算(代理人)有限公司，代表 閣下接納股份收購建議。為免錯過香港中央結算(代理人)有限公司所定期限，務請與 閣下之股票經紀／託管銀行查核處理 閣下指示所需時間，並於彼等所要求之期限前提交 閣下的指示；或

(iv) 倘 閣下已將股份寄存於 閣下之中央結算系統投資者戶口持有人賬戶內，則最遲必須於股份過戶登記處收訖股份收購建議之接納之最後期限前一個營業日二零零四年十二月十四日星期二前，透過中央結算系統「結算通」電話系統或中央結算系統互聯網系統授權指示接納股份收購建議。

## 收購建議之其他條款

收購建議之其他條款(包括接納之手續及接納期間)載於本收購建議文件附錄一及接納表格。除按收購守則相關條文規定外，美的國際無意修改或延長收購建議。

## 稅項

如股東及購股權持有人對接納收購建議後之稅務事項有任何疑問，謹請諮詢彼等之專業顧問。僅此強調美的國際、工商東亞、華凌或任何彼等各自之董事或僱員，或任何其他參與收購建議之人士概不對任何人士因接納收購建議而產生之任何稅務影響或負債承擔任何責任。

## 一般資料

為確保所有股東獲公平對待，為超過一名實益擁有人以代理人身份持有股份之登記股東須在實際可行之情況下，分開處理各實益擁有人所持股份。以代理人名義登記投資股份之實益擁有人如欲接納股份收購建議，須就彼等對股份收購建議之意向，向代理人作出指示。

非香港居民之股東務請垂注本收購建議文件附錄一「6.一般事項」一節。

所有以平郵寄發予股東及購股權持有人之文件及款項之郵誤風險概由彼等自行承擔。該等文件及款項將寄往華凌股東名冊或購股權持有人名冊(視情況而定)所示股東及購股權持有人各自之登記地址，如為聯名股東，則寄交華凌股東名冊名列首位之股東(如適用)。華凌、美的國際、工商東亞或彼等各自之任何董事或任何其他參與收購建議之人士，對送遞過程中任何損失或延誤或就此產生之任何其他責任概不負責。

謹請　閣下垂注各附錄所載其他資料，該等附錄屬本收購建議文件之一部分。

此致

*列位股東*
*及列位購股權持有人*　台照

代表
**工商東亞融資有限公司**
*董事總經理*
**薛兆坤**
謹啟

二零零四年十一月十七日

劉亮先生，42歲，獲上海交通大學頒發機械工程學士學位。劉先生於一九九一年加盟美的集團有限公司，先後擔任美的集團有限公司多個高級管理職位，負責空調事業部的推廣、銷售及整體管理，經驗相當豐富。目前，劉先生為廣東美的電器股份有限公司製冷事業本部之副總裁。

栗建偉先生，38歲，獲復旦大學頒發工商管理學碩士學位。栗先生於一九九四年加盟美的集團有限公司，先後擔任美的集團有限公司有關戰略發展之多個高級管理職位。目前，栗先生為美的集團有限公司之董事兼投資總監。

袁利群女士，35歲，獲澳大利亞國立大學頒發國際管理學碩士學位。袁女士於一九九二年加盟美的集團有限公司，先後擔任美的集團有限公司多個高級管理職位，負責財務及整體管理，財務管理經驗相當豐富。目前，袁女士為美的集團有限公司之董事兼財務總監。

張權先生，36歲，獲澳大利亞國立大學頒發國際管理學碩士學位。張先生於一九九一年加盟美的集團有限公司，先後擔任美的集團有限公司多個高級管理職位，財務管理經驗相當豐富。目前，張先生為廣東美的電器股份有限公司轄下之製冷事業本部之總裁助理及財務總監。

## 維持華凌之上市地位

美的國際擬於收購建議結束後保持華凌於聯交所之上市地位。美的國際之董事及將獲委任加入華凌董事會之新董事已共同及個別向聯交所承諾，於收購建議結束後將採取適當步驟，以確保公眾人士持有之股份數目符合聯交所規定。

**聯交所已表明，倘於收購建議結束後，公眾人士持有之股份數目低於適用於華凌之最低指定百分比(即25%)，或倘聯交所相信：**

**(i) 股份買賣出現或可能出現造市；或**

**(ii) 公眾人士所持有之股份數量不足以維持有秩序之市場，**

**則聯交所將考慮行使其酌情權暫停股份之買賣。**

**聯交所將密切留意華凌所有資產收購或出售事宜。根據上市規則，聯交所有權按上市規則將一連串交易匯集計算，而任何該等交易均可能導致華凌被視為新上市申請人，而須遵從上市規則所載之新申請人之規定。**

股東之整體利益。美的國際有意繼續經營華凌集團之現有業務，且暫時並無計劃為華凌集團注入任何其他資產或除日常業務以外重新調配華凌集團之資產，但將會評估現有僱員之資格及在有需要時重新制訂華凌集團之人力資源策略，並據此可能增聘新僱員、重新分配現有僱員之工作及/或辭退表現或資歷未符標準之現有僱員。

**買賣及持有華凌之證券**

完成前，美的國際、其最終實益擁有人或其一致行動人士並無擁有華凌之任何股份、可換股證券、認股權證或購股權。除訂立買賣協議外，美的國際、其最終實益擁有人或其一致行動人士並無於有關期間買賣任何股份或任何購股權、認股權證或可換股證券。

**建議重組華凌董事會**

預期華凌三名現任董事，分別為李宇君先生及黃偉華先生（華凌之執行董事），以及羅榮生先生（華凌之獨立非執行董事）將會辭任，而根據收購守則第7條，有關辭任將於收購建議首個結束日期或收購建議成為或宣佈成為無條件之日（以較遲者為準）生效。華凌其他現任董事（包括陳維端先生及林明勇先生兩位獨立非執行董事）將仍繼續擔任華凌董事。

緊隨寄發本收購建議文件後，五名新董事將獲委任為華凌之董事，分別為方洪波先生、劉亮先生、栗建偉先生、袁利群女士及張權先生。方洪波先生、劉亮先生及張權先生將獲委任為華凌執行董事，栗建偉先生及袁利群女士則將獲委任為華凌非執行董事。在羅榮生先生辭任生效日期或之前，將委任一名新獨立非執行董事代替。就華凌董事會組成之變動及委任華凌新董事，將另行公佈。

建議提名為華凌董事之五位人士之資料概述：

方洪波先生，37歲，獲新加坡國立大學頒發工商管理學碩士學位。方先生於一九九二年加盟美的集團有限公司，先後擔任美的集團有限公司多個高級管理職位，負責空調事業部的銷售及整體管理，經驗相當豐富。目前，方先生為廣東美的電器股份有限公司之董事兼轄下製冷事業本部總裁。

## 美的國際之資料及其對華凌之意向

美的國際是一家於二零零四年七月二十八日於香港註冊成立之有限公司，其99.9%股權由美的集團有限公司實益擁有，0.09%股權由何享健先生(美的國際之董事)實益擁有，餘下的0.01%股權由盧德燕女士實益擁有。美的國際之董事為何享健先生、栗建偉先生及梁國平先生。美的集團有限公司之註冊資本分別由佛山市順德區天托投資有限公司及佛山市順德區利迅投資有限公司擁有55%及45%。佛山市順德區天托投資有限公司之註冊資本分別由何享健先生及盧德燕女士擁有90%及10%，而佛山市順德區利迅投資有限公司之註冊資本分別由張河川先生、栗建偉先生及袁利群女士擁有34%、33%及33%。盧德燕女士為何享健先生之媳婦。張河川先生、栗建偉先生及袁利群女士均為美的集團有限公司之高級管理層。美的國際及其最終實益擁有人均獨立於華凌、華凌或其任何附屬公司(包括賣方)之董事、主要行政人員或主要股東或其任何一方之任何聯繫人士，且與其概無關連。

除訂立買賣協議之外，美的國際自註冊成立之日起概無從事任何業務。除為支付買賣協議及收購建議之款項之財務資源外，亦無擁有任何重大資產。

美的集團有限公司是中國最大家庭電器製造商之一。美的集團有限公司之家庭電器產品包括空調、電風扇、電飯煲、微波爐等，於中國內銷，並銷售至全球各地，包括香港、美國、歐洲、日本、加拿大及俄羅斯。美的集團有限公司於中國多個城市(包括順德、中山、蕪湖、武漢、淮安及重慶)設有生產設施。

美的集團有限公司及其管理層職員對銷售和製造家電方面之管理、採購、銷售網絡、市場推廣、研究開發及生產技術方面具豐富經驗、市場認識及雄厚實力，此外，華凌集團亦從事家電業務，成績輝煌。美的集團有限公司透過美的國際購入華凌之控股權益，目的是透過美的集團有限公司及華凌集團在經營及管理方面緊密合作，以產生協同效應及經濟規模效益，藉以增強雙方日後之業務發展。

憑藉美的集團有限公司及其管理層職員對銷售和製造家電方面之管理、採購、銷售及市場推廣(尤其海外市場方面)、研究開發及生產技術之豐富經驗與知識，相信華凌集團之整體營運及生產效率在整體上將會加強，此舉亦符合

假設全部6,960,000份尚未行使購股權於最後實際可行日期後獲悉數行使，已發行股份數目將為1,588,996,408股，則股份收購建議項下華淩全部已發行股本之價值將約為556,100,000港元，而股份收購建議涉及之所有股份之價值則約為321,600,000港元。

**財務資源**

美的國際之財務顧問工商東亞，信納美的國際於收購建議獲全面接納時具備充足之財務資源以履行其責任。美的國際以其內部資源及工商東亞之聯繫人士工商東亞金融服務有限公司所授予之不可撤回融資支付收購建議所需。償還該項融資之任何款項將不會依賴華淩之業務。

**接納收購建議之影響**

在接納股份收購建議後及當股份收購建議成為無條件時，股東將向美的國際出售彼等之股份(不附帶一切留置權、申索及產權負擔)，及所附有之一切權利(包括收取於作出收購建議(即本收購建議文件寄發日期)時或之後宣派、作出或支付之所有股息及分派)。在接納購股權收購建議後，購股權持有人將退回將由華淩註銷之有關購股權及放棄其所附之認購權利。

接納收購建議股東及／或購股權持有人根據收購建議有權收取之代價，將根據收購建議之條款全數支付，而不會計及任何留置權、抵銷權、反訴權或其他美的國際可能或聲稱有權對有關接納收購建議股東及／或購股權持有人提出之類似權利。

**印花稅**

賣方因接納股份收購建議而產生之從價印花稅，乃有關接納應付金額之0.1%，將從應付予接納股份收購建議之股東金額中扣除。美的國際將負責其於買方從價印花稅之所佔部分(為就有關接納應付金額之0.1%)，並將會負責向香港印花稅署申報繳付就買賣股份應付之印花稅。

接納購股權收購建議之購股權持有人毋須繳付印花稅。

**強制性收購**

美的國際及其一致行動人士並無意行使公司條例可能賦予有關在股份收購建議結束後強制性收購並未購入之任何已發行股份之權利。

(d) 股份於截至最後實際可行日期(包括該日)止前最後連續十個交易日在聯交所所報平均收市價每股股份約0.3935港元折讓約11.1%;

(e) 股份於最後實際可行日期在聯交所所報收市價每股股份0.39港元折讓約10.3%。

**收購建議之條件**

收購建議須待美的國際根據股份收購建議所接獲有關股份(連同美的國際及其一致行動人士於收購建議之前及期間已擁有或同意將予收購之股份)之有效接納令彼等持有華凌之投票權達50%以上,方為有效。倘在二零零四年十二月十五日(即於收購文件寄發後二十八日)下午四時正美的國際並無就有關股份接獲能令股份收購建議成為無條件之足夠有效接納,則收購建議預計將會失效。倘若收購建議成為或宣稱為無條件或失效,則美的國際將另行發表公佈。

**總代價**

於最後實際可行日期,華凌擁有1,582,036,408股已發行股份,及未行使購股權(包括800,000份可供購股權持有人按行使價每股股份0.930港元認購合共800,000股股份之第一類購股權、4,000,000份可供購股權持有人按行使價每股股份0.244港元認購合共4,000,000股股份之第二類購股權及2,160,000份可供購股權持有人按行使價每股股份0.211港元認購合共2,160,000股股份之第三類購股權)。因此,除出售股份外,

(i) 股份收購建議所涉及之股份數目為911,959,600股股份(假設已授出之購股權於收購建議結束前仍未行使),以及購股權收購建議所涉及之購股權數目為6,960,000份未行使之購股權(倘若並無行使);或

(ii) 股份收購建議所涉及之股份數目為918,919,600股股份(假設6,960,000份尚未行使之購股權於收購建議結束前已獲全數行使)。

除上文所披露之未行使購股權外,概無認股權證、購股權或可兌換成股份之證券於最後實際可行日期仍未行使。

假設華凌之已發行股本概無因行使購股權或其他原因而出現任何變動,則按每股股份0.35港元計算,根據股份收購建議華凌之全部已發行股本約值553,700,000港元,而股份收購建議所涉及之全部股份約值319,200,000港元。假設全數800,000份尚未行使之第一類購股權(每份購股權收購作價為0.01港元);全數4,000,000份第二類購股權(每份購股權收購作價為0.106港元)以及全數2,160,000份第三類購股權(每份購股權收購作價為0.139港元)接納購股權收購建議,則美的國際根據購股權收購建議須支付之代價約為732,000港元。

## 收購建議

工商東亞現代表美的國際按以下基準，就收購所有已發行股份(已為美的國際及／或其一致行動人士擁有之股份除外)提出股份收購建議，及註銷所有尚未行使購股權：

### 股份收購建議

每股股份 .......................................... 現金0.35港元

### 購股權收購建議

每份尚未行使第一類購股權 ............................ 現金0.01港元

每份尚未行使第二類購股權 ............................ 現金0.106港元

每份尚未行使第三類購股權 ............................ 現金0.139港元

作為收購建議一部分，美的國際須根據收購守則，就所有尚未行使購股權提出相若收購建議。美的國際建議，按上述基準，就每份購股權向購股權持有人支付現金，作為購股權持有人將購股權交回華凌以被註銷之代價。購股權持有人尚未就接納購股權收購建議與否作出任何承諾。

除美的國際為確保公眾持有不少於25%之華凌已發行股本而採取之一切所須步驟，以及美的國際置押根據買賣協議及收購建議收購或將予收購之股份作為工商東亞金融服務有限公司(工商東亞之聯營公司)提供予美的國際用以支付收購建議之借貸之抵押品外，美的國際根據股份收購建議收購之股份將不會轉讓予任何其他人士，且無有關轉讓之任何協議、安排或諒解。任何尚未行使之購股權將於接獲購股權持有人就購股權收購建議完整及有效之接納後註銷。

## 價值比較

股份收購建議之收購價每股股份0.35港元與美的國際根據買賣協議同意就每股出售股份向賣方支付之價格相同，並較：

(a) 股份於二零零四年十月二十九日(即股份於二零零四年十一月一日上午九時三十六分暫停買賣以待刊發該公佈前之最後完整交易日)，在聯交所所報之收市價每股0.405港元折讓約13.6%；

(b) 股份於二零零四年十一月一日上午九時三十六分暫停買賣前之最後十個連續完整交易日，在聯交所所報之平均收市價每股約0.3825港元折讓約8.5%；

(c) 根據華凌截至二零零四年六月三十日止六個月之二零零四年中期報告中所載，股份於二零零四年六月三十日之未經審核每股綜合資產淨值約0.244港元溢價約43.4%；



**ICEA Capital Limited**
42nd Floor, Jardine House,
1 Connaught Place, Central, Hong Kong
Tel.: (852) 2115 8888
Fax: (852) 2115 8602

工商東亞融資有限公司
香港中環康樂廣場1號
怡和大廈42樓
總機：(852) 2115 8888
傳真：(852) 2115 8602

敬啟者：

**工商東亞融資有限公司**

**代表美的國際控股有限公司**
**就收購華凌集團有限公司全部已發行股份**
**(美的國際控股有限公司及其一致行動人士**
**已擁有或同意將予收購之股份除外)及註銷華凌集團有限公司**
**全部未行使購股權提出強制性有條件現金收購建議**

## 緒言

於二零零四年十一月三日，美的國際宣佈，於二零零四年十月三十一日，美的國際與賣方訂立買賣協議，據此，美的國際同意按現金代價約234,500,000港元(相當於每股股份0.35港元)購買而賣方同意出售及促使出售670,076,808股股份。交易已於二零零四年十一月十一日完成。出售股份相當於華凌於完成日期之全部已發行股本約42.4%。緊隨完成後，美的國際及與其一致行動人士合共擁有670,076,808股股份，相當於華凌於最後實際可行日期之全部已發行股本約42.4%，根據收購守則第26.1條及13條，須分別就所有未為美的國際及與其一致行動人士擁有或同意將予收購之已發行股份及所有尚未行使購股權提出強制性有條件現金收購建議。

本函件連同本收購建議文件附錄一及接納表格載有(其中包括)收購建議之條款及其他詳情、美的國際之資料及其就華凌集團今後發展之意向。

根據收購守則，受要約方文件須於本收購建議文件日期起計十四日內寄發予股東及購股權持有人。受要約方文件預期包括華凌成立之獨立董事委員會向股東及購股權持有人提供意見之函件及道亨證券有限公司就收購建議向華凌獨立董事委員會提供意見之函件。**務請　閣下待接獲受要約方文件及細閱其內容後，始決定是否接納收購建議。**

| | | |
|---|---|---|
| 「第三類購股權」 | 指 | 根據華凌於一九九三年十一月二十六日採納，並於二零零三年六月二十七日終止之購股權計劃，授予華凌董事及僱員並於最後實際可行日期仍未行使之購股權，賦予其持有人權利可按行使價每股股份0.211港元認購新股份 |
| 「賣方」 | 指 | Able Profit Investment Limited，於英屬處女群島註冊成立之有限公司 |
| 「港元」 | 指 | 香港法定貨幣港元 |
| 「%」 | 指 | 百分比 |

| | | |
|---|---|---|
| 「有關期間」 | 指 | 緊接該公佈日期二零零四年十一月三日前六個曆月至最後實際可行日期(包括首尾兩日)止期間 |
| 「買賣協議」 | 指 | 美的國際與賣方於二零零四年十月三十一日就賣方出售及美的國際購買出售股份而訂立之有條件買賣協議 |
| 「出售股份」 | 指 | 美的國際根據買賣協議收購之670,076,808股股份 |
| 「證監會」 | 指 | 香港證券及期貨事務監察委員會 |
| 「股份」 | 指 | 華凌股本中每股面值0.10港元之股份 |
| 「股東」 | 指 | 股份之持有人 |
| 「股份收購建議」 | 指 | 工商東亞代表美的國際根據收購守則就收購全部未由美的國際或其一致行動人士擁有或同意將予收購之已發行股份,按每股股份0.35港元之價格提出之強制性有條件現金收購建議 |
| 「聯交所」 | 指 | 香港聯合交易所有限公司 |
| 「收購守則」 | 指 | 香港公司收購及合併守則 |
| 「第一類購股權」 | 指 | 根據華凌於一九九三年十一月二十六日採納,並於二零零三年六月二十七日終止之購股權計劃,授予華凌董事及僱員並於最後實際可行日期仍未行使之購股權,賦予其持有人權利可按行使價每股股份0.93港元認購新股份 |
| 「第二類購股權」 | 指 | 根據華凌於一九九三年十一月二十六日採納,並於二零零三年六月二十七日終止之購股權計劃,授予華凌董事及僱員並於最後實際可行日期仍未行使之購股權,賦予其持有人權利可按行使價每股股份0.244港元認購新股份 |

| | | |
|---|---|---|
| 「華凌」 | 指 | 華凌集團有限公司，於香港註冊成立之有限公司，其已發行股份於聯交所主板上市 |
| 「華凌集團」 | 指 | 華凌及其附屬公司 |
| 「最後實際可行日期」 | 指 | 二零零四年十一月十五日，即本收購建議文件付印前為確定其中所載若干資料之最後實際可行日期 |
| 「上市規則」 | 指 | 聯交所證券上市規則 |
| 「美的國際」 | 指 | 美的國際控股有限公司，於香港註冊成立之有限公司 |
| 「收購建議」 | 指 | 股份收購建議及購股權收購建議 |
| 「收購建議文件」 | 指 | 由美的國際寄發之本文件，當中載有收購建議之詳情及接納收購建議之手續 |
| 「受要約方文件」 | 指 | 華凌根據收購守則就收購建議向股東及購股權持有人發出之回應文件 |
| 「購股權」 | 指 | 第一類購股權、第二類購股權及第三類購股權 |
| 「購股權持有人」 | 指 | 第一類購股權、第二類購股權及第三類購股權之持有人 |
| 「購股權收購建議」 | 指 | 工商東亞代表美的國際根據收購守則就註銷未由美的國際及其一致行動人士擁有之全部未行使購股權提出之強制性有條件現金收購建議 |
| 「中國」 | 指 | 中華人民共和國，僅就本收購建議文件而言，不包括香港、中國澳門特別行政區及台灣 |
| 「股份過戶登記處」 | 指 | 華凌之香港股份過戶登記分處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1726室 |

*於本收購建議文件中，除文義另有指明外，下列詞彙具有以下涵義：*

| | | |
|---|---|---|
| 「該公佈」 | 指 | 美的國際與華凌就買賣協議及收購建議所刊發日期為二零零四年十一月三日之聯合公佈 |
| 「聯繫人士」 | 指 | 具上市規則所賦予之涵義 |
| 「中央結算系統」 | 指 | 香港中央結算有限公司設立及運作之中央結算及交收系統 |
| 「結束日期」 | 指 | 二零零四年十二月十五日(首個結束日期)，或如收購建議成為或宣佈成為無條件，收購建議成為或宣佈成為無條件當日起計十四日(以較遲者為準) |
| 「公司條例」 | 指 | 香港法例第32章公司條例 |
| 「完成」 | 指 | 根據買賣協議之條款完成買賣協議，於二零零四年十一月十一日完成 |
| 「執行人員」 | 指 | 證監會企業融資部執行董事或其任何代表 |
| 「接納表格」 | 指 | 隨附有關股份收購建議之**白色**接納及股份過戶表格以及有關購股權收購建議之**黃色**接納及尚未行使購股權註銷表格 |
| 「工商東亞」 | 指 | 工商東亞融資有限公司，為根據香港法例第571章證券及期貨條例可從事第一類、第四類、第六類及第九類受規管活動之持牌法團，該等活動為證券買賣、就證券提供意見、企業融資及資產管理 |
| 「香港」 | 指 | 中國香港特別行政區 |

收購建議開始日期 ........................ 二零零四年十一月十七日星期三

預期寄發受要約方文件之最後日期 .......... 二零零四年十二月一日星期三

於首個結束日期接納收購建議之
最後時限 *(附註1)* .............................. 二零零四年十二月十五日
星期三下午四時正

首個結束日期 *(附註1)* .................... 二零零四年十二月十五日星期三

於報章刊登於首個結束日期
收購建議結果公佈之日期 *(附註1)* ....... 二零零四年十二月十六日星期四

就收購建議於首個結束日期或以前接獲之有效接納
送交應付代價款項之最後日期，假設於該日期
收購建議成為或宣佈成為無條件 *(附註2)* ..... 二零零四年十二月二十五日
星期六

就接納而言收購建議可宣佈
成為無條件之最後時限 *(附註3)* ........ 二零零五年一月十六日星期日午夜

*附註：*

1. 根據收購守則，倘受要約人董事會通函於收購文件寄發日期後方始寄發，則收購建議必須於寄發收購建議文件之日後最少二十八日內可供接納。因此，收購建議直至二零零四年十二月十五日下午四時正前仍可供接納。美的國際保留權利將收購建議延期至美的國際可能根據收購守則決定之日期為止。倘收購建議已期滿或經修訂或延期，則美的國際將於首個結束日期下午七時正前透過聯交所網頁作出有關公佈，公佈另一結束日期或收購建議仍可供接納直至另行通告為止。該公佈將於該日後下一個營業日在報章再行刊登。倘美的國際根據收購守則之要求延展收購建議，而有關公佈並無列明結束日期，則將須於收購建議結束前，向未接納收購建議之股東及購股權持有人發出最少十四日書面通知。如收購建議於二零零四年十二月十五日下午四時或之前成為或宣佈成為無條件，則收購建議仍可供接納，至二零零四年十二月十五日或收購建議成為或宣佈成為無條件當日起計十四日(以較遲者為準)為止。

2. 就收購建議交回股份及購股權應付代價款項之支票，將盡快及在任何情況下於接獲所有有關文件致使接納收購建議完成及有效日期起計十日內，或收購建議成為或宣佈成為無條件當日起計十日內(以較遲者為準)，以平郵送交有關股東及購股權持有人，郵誤風險概由彼等自行承擔。

3. 根據收購守則，除獲執行人員同意延期，否則收購建議於二零零五年一月十六日午夜後不可成為或宣佈成為無條件。

4. 本收購建議文件所載所有時間均指香港時間。

# 目錄

*頁次*

**此乃要件　請即處理**

**閣下如**對本收購建議文件任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

**閣下如已**將名下之華淩集團有限公司股份全部**售出或轉讓**，應立即將本收購建議文件及隨附接納表格送交買主或承讓人，或經手買賣或轉讓之銀行、持牌證券交易商或其他代理商，以便轉交買主或承讓人。本收購建議文件應連同接納表格一併閱讀，該表格之內容構成本文件中所載之收購條款之一部分。

香港聯合交易所有限公司及香港證券及期貨事務監察委員會對本收購建議文件之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本收購建議文件全部或任何部分內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。

---

美的 Midea

**美的國際控股有限公司**

*（於香港註冊成立之有限公司）*


SEC MAIL
RECEIVED
PROCESSING
JAN 10 2005
WASH. D.C.
179
SECTION


工商東亞
中國工商銀行集團成員

**代表美的國際控股有限公司**
**就收購華淩集團有限公司全部已發行股份**
**（美的國際控股有限公司及其一致行動人士**
**已擁有或同意將予收購之股份除外）及註銷華淩集團有限公司**
**全部未行使購股權提出強制性有條件現金收購建議**

**美的國際控股有限公司之財務顧問**


工商東亞
中國工商銀行集團成員

---

工商東亞融資有限公司函件載於本收購建議文件第5至12頁，當中載有（其中包括）收購建議條款詳情。

**收購建議之接納及交收手續載於本收購建議文件附錄一第13至19頁及隨附接納表格。收購建議之接納，最遲必須於二零零四年十二月十五日（星期三）下午四時正，或如收購建議成為或宣佈成為無條件，則於收購建議成為或宣佈成為無條件後十四日，或美的國際控股有限公司可能根據收購守則決定及公佈之較後時間及／或日期前送達。**

二零零四年十一月十七日

# THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

**If you are in any doubt** as to any aspect of this document or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

**If you have sold or transferred** all your shares in the Company, you should at once hand this document to the purchaser or other transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.




HUALING HOLDINGS LIMITED
華凌集團有限公司

*(Incorporated in Hong Kong with limited liability)*

**(Stock Code: 382)**

**Recommendation to the shareholders and optionholders regarding the mandatory conditional cash offers by ICEA Capital Limited on behalf of Midea International Corporation Company Limited to acquire all the issued shares in Hualing Holdings Limited (other than those already owned by or agreed to be acquired by Midea International Corporation Company Limited and parties acting in concert with it), and to cancel all outstanding options of Hualing Holdings Limited**

**Independent financial adviser to the Independent Board Committee**

**Dao Heng Securities Limited**


道亨證券有限公司
DaoHengSecurities Ltd.

A letter from the Independent Board Committee containing its recommendations in respect of the Offers is set out on page 15 of this document.

A letter from Dao Heng Securities Limited containing its advice to the Independent Board Committee in respect of the Offers is set out on pages 16 to 36 of this document.

8 December 2004

# CONTENTS

*In this document, the following expressions have the following meanings unless the context otherwise requires:*

| | |
|---|---|
| "Announcement" | the joint announcement dated 3 November 2004 made by the Company and Midea International in relation to the Sale and Purchase Agreement and the Offers |
| "associates" | has the meaning ascribed thereto in the Listing Rules |
| "Board" | the board of Directors |
| "Closing Date" | the First Closing Date, or if the Offers are extended, the closing date of the Offers as extended in accordance with the Takeovers Code |
| "Company" | Hualing Holdings Limited, a company incorporated in Hong Kong with limited liability, the issued shares of which are listed on the main board of the Stock Exchange |
| "Companies Ordinance" | the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) |
| "Dao Heng Securities" | Dao Heng Securities Limited, a corporation deemed licensed under the SFO to conduct types 1, 4, 6, 7 and 9 (dealing in securities, advising on securities, advising on corporate finance, providing automated trading services and asset management) regulated activities under the SFO and the independent financial adviser to the Independent Board Committee |
| "Directors" | the directors of the Company |
| "Executive" | the Executive Director of the Corporate Finance Division of the SFC or any of his delegates |
| "First Closing Date" | 22 December 2004, which was extended from the original expected first closing date of 15 December 2004 as stated in the Offer Document |
| "Forms of Acceptance" | the WHITE Form of Acceptance and the YELLOW Form of Acceptance |
| "Group" | the Company and its subsidiaries |
| "Hong Kong" | the Hong Kong Special Administrative Region of the PRC |

| | |
|---|---|
| "ICEA" | ICEA Capital Limited, a corporation deemed licensed under the SFO to conduct types 1, 4, 6 and 9 (dealing in securities, advising on securities, advising on corporate finance and asset management) regulated activities under the SFO |
| "Independent Board Committee" | the independent board committee of the Company established to advise the Shareholders and the Optionholders in respect of the Offers, which committee comprises the three independent non-executive Directors, being Mr. Chan Wai Dune, Mr. Lo Wing Sang, Vincent and Mr. Lam Ming Yung |
| "Independent Shareholder(s)" | Shareholder(s) other than Midea International and parties acting in concert with it and their respective associates |
| "Latest Practicable Date" | 3 December 2004, being the latest practicable date prior to the printing of this Offeree Document for the purpose of ascertaining certain information contained herein |
| "Listing Rules" | The Rules Governing the Listing of Securities on the Stock Exchange |
| "Midea International" | Midea International Corporation Company Limited, a company incorporated in Hong Kong with limited liability |
| "1993 Share Option Scheme" | the executive share option scheme of the Company adopted on 26 November 1993 and terminated on 27 June 2003 |
| "Offers" | the Share Offer and the Option Offer |
| "Offer Document" | the offer document dated 17 November 2004 issued by ICEA on behalf of Midea International to the Shareholders and the Optionholders setting out the terms and conditions and other particulars of the Offers |
| "Offeree Document" | this response document in respect of the Offers issued by the Company to the Shareholders and the Optionholders in accordance with the Takeovers Code |
| "Option(s)" | the Type I Options, Type II Options and Type III Options |

| | |
|---|---|
| "Optionholders" | holders of the Options |
| "Option Offer" | the mandatory conditional cash offer to cancel all outstanding Options made by ICEA on behalf of Midea International in accordance with the Takeovers Code |
| "PRC" | the People's Republic of China and for the purpose of this Offeree Document shall exclude Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan |
| "Registrar" | Computershare Hong Kong Investor Services Limited of 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, the Hong Kong branch share registrar of the Company |
| "Sale and Purchase Agreement" | the conditional sale and purchase agreement dated 31 October 2004 and entered into between Midea International and the Vendor in relation to the sale by the Vendor and the purchase by Midea International of the Sale Shares which was completed on 11 November 2004 |
| "Sale Shares" | 670,076,808 Shares acquired by Midea International pursuant to the Sale and Purchase Agreement, representing 42.2% of the issued share capital of the Company as at the Latest Practicable Date |
| "SFC" | the Securities and Futures Commission of Hong Kong |
| "SFO" | the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) |
| "Share(s)" | share(s) of HK$0.10 each in the share capital of the Company |
| "Shareholder(s)" | holder(s) of the Shares |
| "Share Offer" | the mandatory conditional cash offer to acquire all the issued Shares not already owned or agreed to be acquired by Midea International or parties acting in concert with it at HK$0.35 per Share made by ICEA on behalf of Midea International in accordance with the Takeovers Code |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited |

| | |
|---|---|
| "Takeovers Code" | The Hong Kong Code on Takeovers and Mergers |
| "Type I Options" | options which were granted to the directors and employees of the Company pursuant to the 1993 Share Option Scheme and remain outstanding as at the Latest Practicable Date, entitling the holders thereof to subscribe for new Shares at an exercise price of HK$0.93 per Share |
| "Type II Options" | options which were granted to the directors and employees of the Company pursuant to the 1993 Share Option Scheme and remain outstanding as at the Latest Practicable Date, entitling the holders thereof to subscribe for new Shares at an exercise price of HK$0.244 per Share |
| "Type III Options" | options which were granted to the directors and employees of the Company pursuant to the 1993 Share Option Scheme and remain outstanding as at the Latest Practicable Date, entitling the holders thereof to subscribe for new Shares at an exercise price of HK$0.211 per Share |
| "Vendor" | Able Profit Investment Limited, a company incorporated in the British Virgin Islands with limited liability |
| "WHITE Form of Acceptance" | the form of acceptance and transfer in respect of the Share Offer |
| "YELLOW Form of Acceptance" | the form of acceptance and cancellation in respect of the Option Offer |
| "HK$" | Hong Kong dollars, the lawful currency of Hong Kong |
| "RMB" | Renminbi, the lawful currency of the PRC |
| "%" | per cent. |

*An exchange rate of HK$1=RMB1.06 has been adopted in this Offeree Document for reference purpose only.*



# HUALING HOLDINGS LIMITED
# 華凌集團有限公司

*(Incorporated in Hong Kong with limited liability)*

*Executive Directors:*
Mr. Li Yu Jun *(Chairman)*
Mr. Chen Xiao Shi
Mr. Liang Wei Wen
Mr. Huang Wei Hua
Mr. Fong Hongbo
Mr. Liu Liang
Mr. Zhang Quan

*Non-executive Directors:*
Mr. Zhang Xin Hua
Mr. Chen Yu Hang
Mr. Li Jianwei
Ms. Yuan Liqun

*Independent non-executive Directors:*
Mr. Chan Wai Dune
Mr. Lo Wing Sang, Vincent
Mr. Lam Ming Yung

*Registered office:*
Rooms 4108-10, 41st Floor
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

8 December 2004

*To the Shareholders and the Optionholders*

Dear Sir or Madam,

**Mandatory conditional cash offers by**
**ICEA Capital Limited**
**on behalf of Midea International Corporation Company Limited**
**to acquire all the issued Shares**
**(other than those Shares already owned by or agreed to be acquired by**
**Midea International Corporation Company Limited**
**and parties acting in concert with it)**
**and to cancel all outstanding Options**

## INTRODUCTION

On 31 October 2004, Midea International entered into the Sale and Purchase Agreement with the Vendor, pursuant to which Midea International agreed to purchase and the Vendor agreed to sell and procure to sell 670,076,808 Shares. Immediately following completion of the Sale and Purchase Agreement which took place on 11 November 2004, Midea International and parties acting in concert with it owned in aggregate approximately 42.4% of the then issued share capital of the Company and were required under Rule 26.1 and Rule 13 of the Takeovers

Code to make mandatory conditional cash offers to acquire all the issued Shares not already owned or agreed to be acquired by Midea International and parties acting in concert with it and to cancel all the outstanding Options respectively.

The Independent Board Committee, comprising the three independent non-executive Directors, being Mr. Chan Wai Dune, Mr. Lo Wing Sang, Vincent and Mr. Lam Ming Yung, has been established in accordance with Rule 2.1 of the Takeovers Code to consider the terms of the Offers and to make a recommendation to the Shareholders and the Optionholders in relation to the Offers.

The Company considered that all of the executive Directors and non-executive Directors are not sufficiently independent to become members of the Independent Board Committee. In respect of the executive Directors, they are nominated on the Board either by the Vendor or its holding company (or other entities under common supervision with it) or Midea International and/or are either officers or employees of the holding company (or other entities under common supervision with it) of the Vendor or the holding company of Midea International. Therefore, all the executive Directors may be regarded as having a direct or indirect interest in the Offers and not sufficiently independent for the purpose of being members of the Independent Board Committee.

In relation to the non-executive Directors, Mr. Zhang Xin Hua and Mr. Chen Yu Hang are either officers or employees of Guangzhou Baiyun Agriculture Industry & Commerce Corporation ("**Guangzhou Baiyun**") which also nominated Mr. Zhang and Mr. Chen to the Board. According to the information disclosed to the Company pursuant to Part XV of the SFO, Guangzhou Baiyun is interested in approximately 10.3% of the issued share capital of the Company as at the Latest Practicable Date. The Company understands that the Vendor, its holding company and Guangzhou Baiyun are under the common supervision of the Guangzhou Municipal Government. Accordingly, Guangzhou Baiyun may fall within the meaning of an "affiliate" of the Vendor for the purpose of Rule 2.8 of the Takeovers Code and is presumed to have an indirect interest in the Offers. In addition, as Mr. Li Jianwei is a director of Midea International and each of Mr. Li Jianwei and Ms. Yuan Liqun are directors and employees of Midea Group Co., Ltd., the holding company of Midea International, they may also be regarded as having a direct or indirect interest in the Offers. Therefore, the non-executive Directors are not sufficiently independent to become members of the Independent Board Committee.

Dao Heng Securities has been appointed as the independent financial adviser to consider the terms of the Offers and make a recommendation to the Independent Board Committee in that regard.

## THE OFFERS

The Offers, comprising the Share Offer and the Option Offer, are, on and subject to the terms and conditions set out in the Offer Document, made by ICEA on behalf of Midea International on the following basis:

### The Share Offer

For each Share .............................................. HK$0.35 in cash

### The Option Offer

For each outstanding Type I Option .............................. HK$0.01 in cash

For each outstanding Type II Option ............................. HK$0.106 in cash

For each outstanding Type III Option ............................ HK$0.139 in cash

By accepting the Share Offer and upon the Share Offer becoming unconditional, Shareholders will sell their Shares to Midea International free from all liens, claims and encumbrances and with all rights attached to them, including the rights to receive all dividends and distribution declared, made or paid at or after the date of posting of the Offer Document. By accepting the Option Offer, the Optionholders will surrender and give up the subscription rights attaching to the relevant Options, which will be cancelled by the Company.

The Options were issued pursuant to the 1993 Share Option Scheme. According to the rules of the 1993 Share Option Scheme, in the event that any person shall have obtained control of the Company, the Directors shall as soon as practicable thereafter notify every holder for the time being of options accordingly and each holder shall, subject to the original expiry date of the options, be entitled at any time within the period of twelve months after such control has been obtained to exercise any option in whole or in part, and to the extent that it has not been so exercised, any option shall upon the expiry of such period cease and determine.

As Midea International has obtained control of the Company (within the meaning of the 1993 Share Option Scheme) upon completion of the Sale and Purchase Agreement, the Directors have on 30 November 2004 issued a notice to the holders for the time being of the options accordingly and the expiry date of the Options thus became 10 November 2005. As at the Latest Practicable Date, all Type II Options had been exercised.

The estimated costs relating to the Offers to be absorbed by the Company is approximately HK$1,500,000.

### Condition of the Offers

The Offers will be conditional upon Midea International having received valid acceptances in respect of Shares pursuant to the Share Offer which, together with Shares owned or agreed to be acquired by Midea International and parties acting in concert with it before and during the Offers, will result in their holding more than 50% of the voting rights of the Company. If there are no sufficient valid acceptances in respect of Shares received by Midea International

rendering the Share Offer to become unconditional by 4:00 p.m. on 22 December 2004, being the First Closing Date, the Offers are expected to lapse. In the event the Offers become or are declared unconditional or lapse, a separate announcement will be made by Midea International.

Further details on the terms and conditions of the Offers are set out in the Offer Document.

## INFORMATION ON MIDEA INTERNATIONAL

The information in this section has been extracted from the Offer Document. Your attention is drawn to the other information set out in the Offer Document.

According to the Offer Document, Midea International was a company incorporated in Hong Kong with limited liability on 28 July 2004 and was 99.9% beneficially owned by Midea Group Co., Ltd. (美的集團有限公司) and as to 0.09% beneficially owned by Mr. He Xiang Jian, who was a director of Midea International and 0.01% beneficially owned by Ms. Lu De Yan. As stated in the Offer Document, Mr. He Xiang Jian, Mr. Li Jianwei and Mr. Liang Guo Ping were the directors of Midea International. The shareholding of Midea International, its directors and parties acting in concert with it in the Company are set out in paragraph 3 titled "Disclosure of Interests" in Appendix II of the Offer Document.

It is mentioned in the Offer Document that save for the entering into of the Sale and Purchase Agreement, Midea International had not conducted any business since its incorporation and did not have any material assets other than the financial resources for fulfilling its payment obligation under the Sale and Purchase Agreement and the Offers.

According to the Offer Document, Midea Group Co., Ltd. is one of the largest household electric appliances manufacturers in the PRC. The household electric appliance products of Midea Group Co., Ltd. include air conditioners, electric fans, rice cookers, microwave ovens, etc. which are sold domestically in the PRC and internationally to various countries including Hong Kong, the United States of America, Europe, Japan, Canada and Russia. Midea Group Co., Ltd. operates production facilities in various cities in the PRC including Shunde, Zhongshan, Wuhu, Wuhan, Huaian and Chongqing.

## INTENTION OF MIDEA INTERNATIONAL REGARDING THE COMPANY

Your attention is drawn to the intention of Midea International with respect to the Company set out below, which information has been extracted from the Offer Document. Your attention is also drawn to the other information set out in the Offer Document.

### Intention regarding the Company

According to the Offer Document, Midea International intends to continue the existing businesses of the Group and it has no immediate plan of injecting any additional assets into the Group or redeployment of the assets of the Group other than in its ordinary course of business, while Midea International will assess the qualification of the existing employees and reformulate the human resources strategy of the Group if necessary, based on which recruitment of new employees, reassignment of job duties of existing employees and/or dismissal of existing employees with unsatisfactory performance or qualification may be undertaken.

**Compulsory acquisition**

According to the Offer Document, Midea International and parties acting in concert with it do not intend to exercise any right which may be available under the provisions of the Companies Ordinance to acquire compulsorily any outstanding issued Shares not acquired under the Share Offer after it is closed.

**Maintenance of the listing status of the Company**

The Offer Document states that Midea International intends that the Company will remain listed on the Stock Exchange after the close of the Offers. According to the Offer Document, the directors of Midea International and the new Directors appointed to the Board on 17 November 2004 have jointly and severally undertaken to the Stock Exchange to take appropriate steps following the close of the Offers to ensure that such number of Shares as may be required by the Stock Exchange are held by the public.

**Pursuant to Rule 14.81(3) of the Listing Rules, the Stock Exchange has stated that if, at the close of the Offers, less than the minimum prescribed percentage applicable to the Company, being 25%, of the Shares are held by the public, or if the Stock Exchange believes that:**

**(i) a false market exists or may exists in trading of the Shares; or**

**(ii) there are insufficient shares in public hands to maintain an orderly market,**

**it will consider exercising its discretion to suspend dealings in the Shares.**

**Change of board composition of the Company**

The Offer Document mentions that immediately after the despatch of the Offer Document, five new directors would be appointed as Directors, namely, Mr. Fang Hongbo, Mr. Liu Liang, Mr. Li Jianwei, Ms. Yuan Liqun and Mr. Zhang Quan. Mr. Fang Hongbo, Mr. Liu Liang and Mr. Zhang Quan would be appointed as the executive Directors while Mr. Li Jianwei and Ms. Yuan Liqun would be appointed as the non-executive Directors. Such appointments took effect on 17 November 2004, being the date of despatch of the Offer Document. It is also mentioned in the Offer Document that it is expected that three of the existing Directors, namely, Mr. Li Yu Jun and Mr. Huang Wei Hua, who are executive Directors and Mr. Lo Wing Sang, Vincent, who is an independent non-executive Director, would resign and such resignation would not take effect until the First Closing Date or the date when the Offers become or are declared unconditional, whichever is the later, in compliance with Rule 7 of the Takeovers Code. It is also stated in the Offer Document that it is expected that the other existing Directors (including two of the independent non-executive Directors, namely Mr. Chan Wai Dune and Mr. Lam Ming Yung) would remain on the Board. A new independent non-executive Director will be appointed to replace Mr. Lo Wing Sang, Vincent on or prior to the effective date of his resignation.

The Board has noted the above intention of Midea International with respect to the Company.

## INFORMATION REGARDING THE GROUP

The Group is principally engaged in the manufacture and sale of household electrical appliances, which include air-conditioners, refrigerators and mini-refrigerators. The Group's businesses are mainly in the PRC, the Asia Pacific region, Europe, America and Africa.

For the year ended 31 December 2003, the Group recorded a net loss attributable to Shareholders of approximately HK$77 million (approximately HK$250 million for the year ended 31 December 2002) and the net asset value of the Group as at 31 December 2003 was approximately HK$433 million (approximately HK$511 million as at 31 December 2002). The losses were mainly due to the following reasons:

(i) severe competition in the PRC electronic appliance market, which led the Company to maintain a relative low price strategy in order to maintain the market share, while on the other hand, the Company had to incur more selling expenses to promote its products and maintain the distribution channel, which led to a lower gross profit and higher operation expenses; and

(ii) the rising cost in the raw materials, such as steel, plastic, compressor, while at the same time, the utility cost, such as power price also kept on increasing, which led to an increase in the operation costs such that the Company could not maintain a higher gross profit level.

During the year ended 31 December 2003, the sales volume of air-conditioners reached approximately 691,000 units, representing an increase of approximately 66% as compared to that of the previous year. Turnover reached approximately HK$1,005,654,000, representing an increase of approximately 35% as compared to that of last year. The increase in the turnover was mainly due to increases in the export sales revenues and export sales volume of air-conditioners, which reached approximately HK$419,919,000 and 331,000 units respectively, representing an increase of approximately 72% and 67% respectively. With regard to the refrigerator business, the sales volume reached approximately 786,000 units, representing an increase of approximately 24% as compared to that of the previous year. The turnover increased by approximately 10%, amounted to approximately HK$567,668,000. The increase in the turnover was mainly due to increases in the export sales revenues and export sales volume of refrigerators, which reached approximately HK$255,430,000 and 429,000 units respectively, representing an increase of approximately 29% and 31% respectively. Upon the PRC's accession to the World Trade Organisation in 2001, the competitive advantage of PRC's household appliance enterprises became more significant, which pushed the substantial increases in export business of the Group.

The overall gross profit of the Group for the year ended 31 December 2003 was approximately HK$300,059,000, representing an increase of approximately 79% as compared to that of the previous year. The increase was mainly due to the following reasons:

(i) the selling of a large number of old modelled air-conditioners and refrigerators in 2002 at great discount and the new modelled air-conditioners and refrigerators sold in 2003 had contributed higher gross profit margin;

(ii) the implementation of central procurement and the redesign of new models had cut down the unit cost; and

(iii) the increase of production volume has reduced the fixed cost allocated to individual unit.

The inventories of the Group for the year ended 31 December 2003 was approximately HK$549,900,000, representing an increase of approximately 38.7% as compared to that of the previous year. The increase in inventory level was mainly due to the following reasons:

(i) to fulfil the anticipated PRC domestic sales order in the first half of 2004 by keeping a large portion of the inventories at year end; and

(ii) to keep in line with the management expansion plan.

Approximately HK$189.4 million of the Group's finished goods as at 31 December 2003 were sold during the first half of 2004, representing approximately 66.3% of the Group's total finished goods as at 31 December 2003.

Your attention is drawn to the auditor's report of the Company for the year ended 31 December 2003 which is reproduced in the section titled "Audited Consolidated Financial Statements" in Appendix 1 to this Offeree Document.

For the six months ended 30 June 2004, the total turnover reached approximately HK$1,199,522,000, representing an approximately 32% increase over the same period last year. The increase in the total turnover is mainly due to an increase in the export sales which recorded approximately HK$601,000,000, an increase of approximately 31% over the same period last year. The total sales volume of the Group's products reached 1,202,200 units, representing a 35% increase over the same period last year. Among the total sales volume, 503,000 units and 699,200 units were sold for PRC consumption and export sales, a 35% and 37% increase respectively from the same period last year. For the six months ended 30 June 2004, the Group recorded a net loss attributable to Shareholders of approximately HK$45 million (approximately HK$28 million for the six months ended 2003) which was mainly resulted from continuing severe competition between the manufacturers and persisting high price in raw materials.

Both air-conditioners and refrigerators recorded a significant growth of overall sales volume over the same period last year, among which the total sales volume of air-conditioners amounted to 663,500 units while that of refrigerators amounted to 538,700 units, a 49% and 21% increase respectively over the same period last year. The sales volume of the Group's air-conditioners in the PRC market recorded a 87% growth over the same period last year.

Your attention is also drawn to the unaudited consolidated interim results of the Group for the six months ended 30 June 2004 together with the comparative figures for the corresponding period in 2003 set out in the section titled "Interim Results" in Appendix I to this offeree Document.

As at the Latest Practicable Date, there were 1,588,036,408 Shares in issue and 960,000 Options outstanding. Particulars of the share capital of the Company and the terms of the Options are set out in the section titled "Share Capital and Share Options" in Appendix 3 to this Offeree Document.

The investment properties, construction-in-progress and land and buildings of the Group which have been included in the audited financial statements of the Group for the year ended 31 December 2003 and to the extent that the title and ownership of which were owned by the Group as at 11 November 2004, the date of conducting the property valuation by Vigers Appraisal & Consulting Limited, an independent property valuer, have been set out in the valuation report in Appendix 2 to this Offeree Document.

The Group expects that the following accounting treatment will be adopted in respect of property interests stated in the valuation report prepared by Vigers Appraisal & Consulting Ltd. set out in Appendix 2 to this Offeree Document in light of the revaluation of such property interests as per the valuation report:

1. Group I assets – Property interests held for investment purposes by the Group:

   The Company will consistently comply with its accounting policies as stated in the financial statements on investment properties and will make adjustments in accordance with any valuation of such property interest at the date when the financial statements are made up to.

   The carrying book value of the Group I assets as stated in the financial statements of the Group as at 31 December 2003 was HK$168,000,000 and the open market value in existing state of the Group I assets as at 11 November 2004 as stated in the valuation report was RMB103,600,000 (approximately HK$97,736,000).

2. Group II assets – Property interests held and occupied by the Group:

   These properties are stated at cost less accumulated depreciation and accumulated impairment losses. The carrying book value of the Group II assets as at 31 December 2003 was HK$169,618,000 and the open market value in existing state of the Group II assets as at 11 November 2004 as stated in the valuation report was RMB137,368,000 (approximately HK$129,592,000).

   According to the accounting policies of the Group, the Board is not aware of any adjustment to be made in accordance with the valuation report. Some of the Group II assets are assigned with no commercial value in the valuation report as at 11 November 2004 due to, in most of the cases, the absence of valid legal title by the Group to such properties such that the Group cannot freely transfer, mortgage or lease these properties in the market. However, given that (i) these properties are currently used by the Group mainly as production bases, offices, warehouses and staff quarters in the ordinary course of business of the Group, (ii) the Group has not received any notice that the current uses are required to be disrupted, and (iii) currently the Board has no intention to sell, assign or dispose of these properties in the market, the Board is not aware of any adjustment to be made in accordance with the valuation report.

   According to the accounting policies of the Group and based on the information available to the Group, the Company will recognise impairment losses in the event that the current uses of the properties cease to be available to the Group or are otherwise required to be disrupted.

3. Group III assets – Property interests to be acquired by the Group:

   These comprise of two parcels of industrial land and buildings located in Shahe District, Guangzhou (the "Land and Buildings"). The aggregate acquisition costs of the Land and Buildings are RMB54,300,917.3 (approximately HK$51,227,280.5) and the carrying book value of a building situated thereon which has been used by the Group for production uses since early 1990's was HK$23,160,000 as at 31 December 2003. No commercial value has been assigned to the Land and Buildings in the valuation report as at 11 November 2004. However, on the assumption that the title of the Land and Buildings is vested in the Group and the Group is entitled to transfer the Land and Buildings with the residual term of its land use rights at no extra land premium or other onerous payment payable to the government, the open market value of the Land and Building as at 11 November 2004 is RMB89,700,000 (approximately HK$84,622,642).

   According to the accounting policies of the Group, as the Group intends that the Land and Buildings will be used as the production base of the Group after the acquisition, the Group will book them as "land and buildings" at cost once the transfer of the land use rights is completed. Given that (i) the Land and Buildings have been used and will continue to be used by the Group as its production bases in its ordinary course of business, (ii) the Group has not received any notice that the current uses are required to be disrupted, and (iii) currently the Board has no intention to sell, assign or dispose of the Land and Buildings in the market after completion of the acquisition, the Board is not aware of any adjustment to be made in accordance with the valuation report.

   According to the accounting policies of the Group and based on the information available to the Group, the Company will recognise impairment losses in the event that the current uses of the properties cease to be available to the Group or are otherwise required to be disrupted.

The deficit in revaluation of properties and the accounting treatment set out above shall be subject to statutory audit by the auditors of the Company at the end of the financial year.

Your attention is also drawn to paragraph (d) of the section titled "Material Change" set out in Appendix I to this Offeree Document and paragraph 1(c) titled "Net asset value per Share" under the section titled "III. Principal factors considered relating to the Share Offer" from the "Letter from Dao Heng Securities" set out in this Offeree Document on further information relating to the revaluation of the property interests of the Group.

## ACCEPTANCE AND SETTLEMENT

To accept the Offers, you should ensure that you return the completed relevant Forms of Acceptance to the Registrar (in the case of WHITE Forms of Acceptance) or the company secretary of the Company (in the case of YELLOW Forms of Acceptance) by not later than 4:00 p.m. on the later of Wednesday, 22 December 2004 and if the Offers become or are declared unconditional, 14 days after the Offers become or are declared unconditional, or such later time and/or date as Midea International may determine and announce with the consent of the Executive.

Your attention is drawn to the particulars relating to acceptance procedures and settlement set out in Appendix I – "Further Terms of the Offer" to the Offer Document.

**RECOMMENDATIONS**

Your attention is drawn to the letters from the Independent Board Committee and Dao Heng Securities on page 15 and pages 16 to 36 of this Offeree Document respectively which contain the respective recommendations of the Independent Board Committee and the advice of Dao Heng Securities to the Independent Board Committee.

**INTENTION AS REGARDS THE ACCEPTANCE OF THE OFFERS**

As at the Latest Practicable Date, some of the Directors are interested in the Shares and the Options. Particulars of such Directors' interests in the Shares and the Options are set out in the section titled "Disclosure of Interests" in Appendix 3 to this Offeree Document. As at the Latest Practicable Date, (i) Mr. Lo Wing Sang, Vincent, an independent non-executive Director, has indicated to the Company that he might accept the Share Offer or sell the Shares currently owned by him in the open market if he is satisfied that the amount of the net proceeds generated by such sale exceeds the net proceeds receivable under the Share Offer; (ii) Mr. Chan Wai Dune, also an independent non-executive Director, has indicated to the Company that he would hold the Shares currently owned by him for investment purpose; and (iii) Mr. Zhang Xin Hua, a non-executive Director, has indicated to the Company that he would accept the Option Offer.

As at the Latest Practicable Date, Guangzhou Baiyun, being the beneficial owner of approximately 10.3% of the issued share capital of the Company, has indicated to the Company that it has not decided whether or not to accept the Share Offer.

**FURTHER INFORMATION**

You are recommended to read the Offer Document and the Forms of Acceptance regarding particulars of the terms and conditions of the Offers, acceptance procedures and settlement. Your attention is also drawn to the additional information contained in the Appendices to this Offeree Document.

Yours faithfully,
For and on behalf of the Board
**Liu Liang**
*Executive Director*



**HUALING HOLDINGS LIMITED**
**華凌集團有限公司**

*(Incorporated in Hong Kong with limited liability)*
**(Stock Code: 382)**

8 December 2004

*To the Shareholders and the Optionholders*

Dear Sir or Madam,

As the Independent Board Committee, we have been appointed to advise you in connection with the Offers, details of which are set out in the letter from the Board contained in the document to the Shareholders and the Optionholders dated 8 December 2004 (the "Offeree Document"), of which this letter forms part. Terms defined in the Offeree Document shall have the same meanings when used herein unless the context otherwise requires.

Your attention is drawn to (i) the letter from the Board as set out on pages 5 to 14 of the Offeree Document; (ii) the letter from Dao Heng Securities, which contains its advice in respect of the Offers, as set out on pages 16 to 36 of the Offeree Document and (iii) the additional information set out in the Appendices to the Offeree Document; and (iv) the Offer Document.

Having considered the terms of the Offers and the advice of Dao Heng Securities, we are of the opinion that the terms of the Offers are fair and reasonable so far as the Independent Shareholders are concerned and advise the Independent Shareholders and the Optionholders to accept the Offers or, if the net proceeds from the sale of the Shares in the open market after deducting all transaction costs would exceed the net amount receivable under the Offers, to consider selling their Shares in the market, and in the case of Optionholders, upon exercise of subscription rights under the Options. Independent Shareholders and the Optionholders who, after considering the information on Midea International and its future intention regarding the Group as well as the experience of the newly appointed Directors, are attracted by the new management team and new controlling shareholder of the Group, should consider retaining some or all of their Shares or Options or in the case of Optionholders exercising some or all of their subscription rights under the Options and retaining their Shares thereupon. The Optionholders should note that it is stated in the letter from the board of the Offeree Document that the expiry date of the Options has been revised to 10 November 2005.

Yours faithfully,
Independent Board Committee
**Lo Wing Sang, Vincent**
**Chan Wai Dune**
**Lam Ming Yung**
*Independent non-executive Directors*

*The following is the text of a letter of advice from Dao Heng Securities to the Independent Board Committee in connection with the Offers, which has been prepared for the purpose of incorporation into the Offeree Document.*


道亨證券有限公司
DaoHengSecurities Ltd.

To the Independent Board Committee
of Hualing Holdings Limited
Rooms 4108-10, 41st Floor
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

8 December 2004

Dear Sirs,

**MANDATORY CONDITIONAL CASH OFFERS
BY ICEA CAPITAL LIMITED
ON BEHALF OF MIDEA INTERNATIONAL
CORPORATION COMPANY LIMITED
TO ACQUIRE ALL OF THE ISSUED SHARES IN HUALING HOLDINGS LIMITED
(OTHER THAN THOSE SHARES ALREADY OWNED BY OR
AGREED TO BE ACQUIRED BY
MIDEA INTERNATIONAL CORPORATION COMPANY LIMITED
AND PARTIES ACTING IN CONCERT WITH IT)
AND ALL OUTSTANDING SHARE OPTIONS OF
HUALING HOLDINGS LIMITED**

## I. INTRODUCTION

We refer to our engagement by the Company as independent financial advisor to advise the Independent Board Committee with respect to the terms of the Offers, details of which are contained in the letter from ICEA in the Offer Document issued by Midea International to the Shareholders and the Optionholders on 17 November 2004 and the Offeree Document issued by the Company to the Shareholders and the Optionholders of which this letter forms part. Terms defined in the Offeree Document bear the same meanings herein unless the context otherwise requires.

On 8 July 2004, the Company announced that it had entered into two agreements, pursuant to which, 中國雪櫃實業有限公司 (China Refrigeration Industry Co., Ltd.), a Chinese-foreign equity joint venture in which the Company has a 95% interest, acquired from a connected party the entire interest, right and title to (i) a piece of land situated at No. 8, Tongbao Road, Baiyun District, Guangzhou, PRC (廣州市白雲區同寶路8號) for a consideration of RMB25,704,133.80 (equivalent to approximately HK$24,249,182.83); and (ii) a piece of

land situated at No. 10, Tonghe North Road, Baiyun District, Guangzhou, PRC (廣州市白雲區同和北路暫編10號) and 24 buildings situated thereon. Such transactions constituted discloseable and connected transactions of the Company. Dao Heng Securities was appointed to act as the independent financial adviser to the independent board committee and the independent shareholders of the Company in respect of these transactions to advise on the fairness and reasonableness of the terms thereunder.

We recommend the Independent Board Committee to advise the Independent Shareholders and the Optionholders to read the Offer Document and the Offeree Document carefully before they decide what action to take in response to the Offers.

The Independent Board Committee, comprising the three independent non-executive Directors, being Mr. Chan Wai Dune, Mr. Lo Wing Sang, Vincent and Mr. Lam Ming Yung, has been established in accordance with Rule 2.1 of the Takeovers Code to consider the terms of the Offers and to make a recommendation to the Shareholders and the Optionholders in relation to the Offers.

As stated in the letter from the Board, the Company considered that all of the executive Directors and non-executive Directors are not sufficiently independent to become members of the Independent Board Committee. In respect of the executive Directors, they are nominated on the Board either by the Vendor or its holding company (or other entities under common supervision with it) or Midea International and/or are either officers or employees of the holding company (or other entities under common supervision with it) of the Vendor or the holding company of Midea International. Therefore, all the executive Directors may be regarded as having a direct or indirect interest in the Offers and not sufficiently independent for the purpose of being members of the Independent Board Committee.

It is further stated in the letter from the Board that, in relation to the non-executive Directors, Mr. Zhang Xin Hua and Mr. Chen Yu Hang are either officers or employees of Guangzhou Baiyun Agriculture Industry & Commerce Corporation ("**Guangzhou Baiyun**") which also nominated Mr. Zhang and Mr. Chen to the Board. According to the information disclosed to the Company pursuant to Part XV of the SFO, Guangzhou Baiyun is interested in approximately 10.3% of the issued share capital of the Company as at the Latest Practicable Date. The Company understands that the Vendor, its holding company and Guangzhou Baiyun are under the common supervision of the Guangzhou Municipal Government. Accordingly, Guangzhou Baiyun may fall within the meaning of an "affiliate" of the Vendor for the purpose of Rule 2.8 of the Takeovers Code and is presumed to have an indirect interest in the Offers. In addition, as Mr. Li Jianwei is a director of Midea International and each of Mr. Li Jianwei and Ms. Yuan Liqun are directors and employees of Midea Group Co. Ltd., the holding company of Midea International, they may also be regarded as having a direct or indirect interest in the Offers. Therefore, the non-executive Directors are not sufficiently independent to become members of the Independent Board Committee.

In formulating our recommendations, we have relied on the accuracy of the information and representations contained in the Offer Document and the Offeree Document, which have been provided by the directors of Midea International and the directors of the Company respectively and have assumed that all information and representations made or referred to in the Offer Document and the Offeree Document are true and accurate in all material respect. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the respective directors of Midea International and the Company and have been advised by the respective directors of the Company and Midea

International that no material facts have been omitted from the information provided and referred to in the Offer Document and the Offeree Document. We consider that we have reviewed sufficient information to reach an informed view and to justify relying on the accuracy of the information contained in the Offer Document and the Offeree Document and to provide a reasonable basis for our advice. We have not, however, conducted any independent investigation into the business and affairs or the future prospects of the Group.

We have not considered the tax consequences on the Independent Shareholders and the Optionholders of their acceptances or non-acceptances of the Offers since these are particular to their own individual circumstances. In particular, the Independent Shareholders and the Optionholders who are resident outside Hong Kong or subject to overseas taxes or Hong Kong taxation on securities dealings should consider their own tax position with regard to the Offers and, if in any doubt, should consult their own professional advisers.

## II. BACKGROUND

### 1. S&P Agreement

It is stated in the Announcement that the Sale and Purchase Agreement has been entered into between Midea International and the Vendor on 31 October 2004. Pursuant to the Sale and Purchase Agreement, the Vendor agreed to sell and Midea International agreed to purchase 670,076,808 Shares for a cash consideration of HK$234,526,882.80 (equivalent to HK$0.35 per Share). Completion of the Sale and Purchase Agreement took place on 11 November 2004.

### 2. The Offers

Upon completion of the Sale and Purchase Agreement, Midea International and parties acting in concert with it owned in aggregate 670,076,808 Shares, representing approximately 42.4% of the then issued share capital of the Company and is required to make a mandatory conditional cash offers for all the issued Shares not already owned or agreed to be acquired by Midea International and parties acting in concert with it under Rule 26.1 of the Takeovers Code and is also required to make a comparable offer for all the outstanding Options under Rule 13 of the Takeovers Code. Independent Shareholders should note that the Offers will be subject to and conditional upon Midea International having received valid acceptances in respect of the Shares which, together with the Shares owned or agreed to be acquired by Midea International and parties acting concert with it before and during the Offers, will result in their holding of more than 50% of the voting rights of the Company. If there are no sufficient valid acceptances in respect of Shares received by Midea International rendering the Share Offer to become unconditional before closing of the Offers, the Offers are expected to lapse. The Offers have been made to the Shareholders and the Optionholders by ICEA on behalf of Midea International on the following basis:

**The Share Offer**

For each Offer Share .......................................... HK$0.35 in cash

**The Option Offer**

For each outstanding Type I Option .............................. HK$0.01 in cash
For each outstanding Type II Option ............................ HK$0.106 in cash
For each outstanding Type III Option ........................... HK$0.139 in cash

The offer price of HK$0.35 per Share (the "Share Offer Price") is the same as the purchase price paid by Midea International to the Vendor for each Sale Share sold under the Sale and Purchase Agreement. The Type I Options are currently out of money. The price for each outstanding Type I Option of HK$0.01 (the "Type I Option Offer Price") is at nominal value. The offer price of HK$0.106 per each Type II Option is equivalent to the "see-through" value of Type II Option, which represents the difference between the Share Offer Price and the subscription price of HK$0.244 per Share under Type II Option. The offer price of HK$0.139 per each Type III Option is equivalent to the "see-through" value of Type III Option which represents the difference between the Share Offer Price and the subscription price of HK$0.211 per Share under Type III Option.

## III. PRINCIPAL FACTORS CONSIDERED RELATING TO THE SHARE OFFER

In arriving at our recommendation and advice to the Independent Board Committee with regard to the terms of the Share Offer, we have considered the following principal factors:

### 1. Price performance and trading volume of the Shares

*(a) The Share price performance*

The Share Offer Price is HK$0.35 per Share. Table 1 sets out the average closing prices of the Shares and the premiums/ discounts that the Share Offer Price represents thereto during the following periods:

**Table 1: Premium/discount of the Share Offer Price over/to the average Share closing price in different periods**

| | Average closing price *(HK$)* | Premium /(discount) of Share Offer Price over average closing price in different periods *(%)* |
|---|---|---|
| On 29 October 2004, being the last full trading day prior to the suspension of trading in the Shares on the Stock Exchange at 9:36 a.m. on 1 November 2004 ("Suspension") pending the publish of the Announcement | 0.405 | (13.6) |
| For the 10 consecutive full trading days up to and including 29 October 2004 | 0.383 | (8.6) |
| For the one month ended on 29 October 2004 | 0.383 | (8.6) |
| For the three months ended on 29 October 2004 | 0.337 | 3.9 |
| For the six months ended on 29 October 2004 | 0.288 | 21.5 |
| For the 12 months ended on 29 October 2004 ("One-year Period") | 0.315 | 11.1 |
| On the Latest Practicable Date | 0.395 | (11.4) |
| For the period between 4 November 2004 (being the first trading day after the Suspension) and the Latest Practicable Date ("Latest Period") | 0.389 | (10.0) |

The Share Offer Price represents a discount of approximately 13.6% to the Share closing price on 29 October 2004, being the last full trading day before the Suspension, and a discount of approximately 8.6% to both the average closing prices of the Shares for the 10 days and one month ended 29 October 2004. The Share Offer Price represents a premium ranged from approximately 3.9% to 21.5% over the average closing prices of the Shares for the three months, six months and one year ended 29 October 2004 respectively.

Chart 1 below shows the daily closing price and the trading volume of the Shares on the Stock Exchange during the period commencing on 30 October 2003, being the date of one year prior to 29 October 2004:

**Chart 1: Closing price and trading volume of the Shares during the One-year Period and the Latest Period**


Share Offer Price = HK$0.35 per Share
Share closing price (HK$)
Trading Volume (Shares)
0.60
0.50
0.40
0.30
0.20
0.10
0.00
500,000,000
450,000,000
400,000,000
350,000,000
300,000,000
250,000,000
200,000,000
150,000,000
100,000,000
50,000,000
0
30-Oct-03
1-Dec-03
11-Dec-03
5-Jan-04
29-Jan-04
9-Feb-04
10-Mar-04
12-Mar-04
14-Apr-04
28-Apr-04
14-May-04
10-Jun-04
16-Jun-04
20-Jul-04
26-Jul-04
19-Aug-04
6-Sep-04
20-Sep-04
20-Oct-04
25-Oct-04
24-Nov-04
2-Dec-04

*Source:* Infocast

As shown in Chart 1, the Shares had been traded below the Share Offer Price of HK$0.35 per Share for most of the time during the One-year Period, except for the period from 7 January 2004 to 27 February 2004 and the period from 27 September 2004 to 29 October 2004. The highest and lowest Share closing prices as quoted on the Stock Exchange for the One-year Period were HK$0.520 recorded on 26 September 2004 and HK$0.176 recorded on 18 May 2004 respectively. The Share Offer Price represents a discount of approximately 32.7% to and a premium of approximately 98.9% over these highest and lowest Share prices respectively.

Trading of the Shares was suspended during the period from 1 to 3 November 2004 pending the release of the Announcement. Closing price per Share of 4 November 2004, being the first trading day after resumption of trading of the Shares, was HK$0.40 per Share, to which the Share Offer Price represents a discount of 12.5%. During the Latest Period, the highest and lowest Share closing prices as quoted on the Stock Exchange were HK$0.41 recorded on 24 November 2004 and HK$0.38 recorded on 5, 9, 17, 18, 19, 22 and 23 November 2004 and 3 December 2004 respectively. The Share Offer Price represents discounts of approximately 14.6% and 7.9% to these highest and lowest Share closing prices respectively.

As shown in Chart 1, the Share closing price fluctuated significantly during the One-year Period, which surged up to HK$0.520 per Share, representing the highest Share closing price during the One-year Period, on 26 January 2004, and then dropped gradually to the lowest Share closing price during the One-year Period at HK$0.176 on 18 May 2004. Since then, the Share price had increased gradually during the rest of the One-year Period. We have reviewed the announcements made by the Company during the One-year Period in order to look for the reasons for such fluctuations. We noted that during the upsurge in Share price at the end of December 2003 and January 2004, the Company issued (i) three teletext messages on 7 January 2004, 14 January 2004 and 19 January 2004 respectively to notify the public that the Directors had noted the then recent increases in the price and trading volume of the Shares and stated that they were not aware of any reason of such increases; and (ii) an announcement on 30 January 2004 in relation to a top-up placing exercise with an aggregate of 200,000,000 new Shares were issued to more than six independent third parties and, upon completion of which, the shareholding of Guangzhou International Group Co., Limited (the controlling Shareholder) decreased from approximately 48.48% to 42.36%.

During the second half of the One-year Period, in which, the Share price increased gradually, the Company issued (i) an announcement on 8 July 2004 in relation to an acquisition of land use right from the then second largest Shareholder; and (ii) a teletext message on 6 October 2004 to notify the public that the Directors had noted the then recent increases in the price and trading volume of the Shares and stated that they were not aware of any reason of such increases.

We have also examined the Share price against the Hang Seng China Enterprises Index to assess whether the trend of the Share price was influenced by the overall performance of the PRC companies during the One-year Period.

**Chart 2: Relativity between Share closing price and Hang Seng China Enterprises Index during the One-year Period**


180
160
140
120
100
80
60
40
20
0
30-Oct-03
8-Dec-03
19-Jan-04
27-Feb-04
7-Apr-04
18-May-04
28-Jun-04
5-Aug-04
13-Sep-04
25-Oct-04
Share closing price
Hang Seng China Enterprises Index

*Source:* Infocast

We noted from Chart 2 that the trend of the Share closing price during the One-year Period is generally in line with the Hang Seng China Enterprises Index except

for the period from 7 January 2004 to 27 February 2004. Having looked into the announcements published by the Company and the trend of Hang Seng China Enterprises Index during the One-year Period, we cannot conclude any reason for the upsurge of the Share price during the period from 7 January 2004 to 27 February 2004.

Given the above, in particular that the Shares were traded below the Share Offer Price during most of the time (with 180 out of 247 trading days) in the One-year Period and, together with the factors considered below, we consider that the Share Offer Price is fair and reasonable.

(b) *Trading volume of the Shares*

The following table sets out the trading volume of the Shares during the period from 30 October 2003 to the Latest Practicable Date:

**Table 2: Trading volume of the Shares during the One-year Period and the Latest Period**

| Month/Period | Total trading volume for the month/period *(Shares)* | Average daily trading volume for the month/period *(Shares)* | Percentage of average daily trading volume for the month/period to total issued share capital[(1)] *(%)* | Percentage of average daily trading volume for the month/period to public float[(2)] *(%)* |
|---|---|---|---|---|
| **2003** | | | | |
| October (30 to 31) | 3,700,000 | 1,850,000 | 0.12 | 0.25 |
| November | 77,701,130 | 3,885,057 | 0.24 | 0.52 |
| December | 43,562,100 | 2,074,386 | 0.13 | 0.28 |
| **2004** | | | | |
| January | 675,639,268 | 37,535,515 | 2.36 | 5.01 |
| February | 726,435,206 | 36,321,760 | 2.29 | 4.85 |
| March | 212,500,000 | 9,239,130 | 0.58 | 1.23 |
| April | 53,260,383 | 2,803,178 | 0.18 | 0.37 |
| May | 40,588,000 | 2,029,400 | 0.13 | 0.27 |
| June | 31,798,000 | 1,514,190 | 0.10 | 0.20 |
| July | 68,830,000 | 3,277,619 | 0.21 | 0.44 |
| August | 55,964,000 | 2,543,818 | 0.16 | 0.34 |
| September | 165,340,000 | 7,873,333 | 0.50 | 1.05 |
| October (1 to 29) | 175,330,000 | 9,227,895 | 0.58 | 1.23 |
| The Latest Period | 465,700,666 | 21,168,212 | 1.33 | 2.83 |

*Source:* Infocast

*Notes:* (1) Based on 1,588,036,408 Shares in issue as at the Latest Practicable Date.
(2) Based on 748,999,600 Shares in public hands as at the Latest Practicable Date.

As can be seen in Table 2, the trading volume of the Shares on the Stock Exchange during the One-year Period was relatively thin with the respective average daily trading volume ranging from approximately 0.10% to 0.58% of the Shares in issue and ranging from approximately 0.20% to 1.23% to the public float on the Latest Practicable Date except for January and February 2004, in which, the average daily trading volume was approximately 2.36% and 2.29% of the Shares in issue and approximately 5.01% and 4.85% on the Latest Practicable Date respectively.

After the publication of the Announcement in relation to the Offers, trading in the Shares became relatively active during the Latest Period with the average daily trading volume thereof representing approximately 1.33% to the total Shares in issue as at the Latest Practicable Date whilst the Shares were traded higher than the Share Offer Price throughout the Latest Period. Such active trading in the Shares may reflect the market response to the Offers. However, Independent Shareholders should note that it is uncertain whether such active trading in the Latest Period could sustain and they are able to dispose of their Shares at a price higher than the Share Offer Price after the close of the Offers.

*(c) Net asset value per Share*

The audited consolidated net tangible asset value ("NTA") of the Group as at 31 December 2003 was approximately HK$344.0 million or approximately HK$0.249 per Share (based on 1,382,036,408 Shares then in issue). The Share closing price on 29 October 2004, being the last full trading day prior to the Suspension, was HK$0.405, representing a premium of approximately 62.7% over the NTA per Share as at 31 December 2003, while the Share Offer Price was HK$0.35, representing a premium of approximately 40.6% over the NTA per Share as at 31 December 2003.

Based on the unaudited NTA of the Group as at 30 June 2004 of approximately HK$386.2 million or approximately HK$0.244 per Share (based on 1,582,036,408 Shares then in issue as at 30 June 2004), the closing price on 29 October 2004 of HK$0.405 represents a premium of approximately 66.0% over the unaudited NTA per Share as at 30 June 2004 while the Share Offer Price of HK$0.35 represents a premium of approximately 43.4% over the unaudited NTA per Share as at 30 June 2004.

The accounting treatments in respect of property interests stated in the valuation report ("Valuation Report") prepared by Vigers Appraisal & Consulting Limited (which is set out in Appendix 2 to the Offeree Document) are set out in the paragraph headed "Information regarding the Group" in the letter from Board in the Offeree Document. We have discussed with the management of the Company regarding the accounting treatments and the Valuation Report and the Directors advised us that a deficit of approximately HK$70.3 million would arise from the revaluation of investment properties while they are not aware of any adjustment to be made for the rest of the properties in accordance with the valuation report. Independent Shareholders are advised to refer to the paragraph headed "Information regarding the Group" in the letter from the Board for details of the Group's accounting treatments and should also note that the deficit arising from the valuation of the investment properties and the accounting treatments of properties (other than investment properties) as mentioned therein are subject to statutory audit to be carried out by the auditors of the Company for the year ending 31 December 2004. Based on the

information as disclosed in the section headed "Material change" in Appendix 1 to the Offeree Document, the Group's reassessed NTA ("Reassessed NTA") is set out as follows:

**Table 3: Reassessed net tangible asset of the Group**

| | *HK'000* |
|---|---|
| Unaudited NTA of the Group as at 30 June 2004 | 386,204 |
| Less: Deficit arising from the revaluation of investment properties as at 11 November 2004 | (70,264) |
| Net loss arising from the disposal of properties in August and November 2004 | (3,771) |
| Reassessed NTA of the Group | 312,169 |
| Reassessed NTA of the Group per Share (based on 1,588,036,408 Shares in issue as at the Latest Practicable Date as enlarged by the exercise of the rights under the Options by two Directors, details of which are set out in the paragraph headed "Dealings in the securities of the Company by the Directors" under the section headed "Disclosure of Interests" in Appendix 3 to the Offeree Document) | HK$0.197 |

As advised by the Directors, based on the unaudited NTA of the Group as at 30 June 2004 having adjusted for the deficit arising from the revaluation of investment properties as per the Valuation Report) and net loss arising from the disposal of properties, which took place in August and November 2004, the Reassessed NTA will be approximately HK$312.2 million or approximately HK$0.197 per Share (based on 1,588,036,408 Shares in issue as at the Latest Practicable Date), the closing price on 29 October 2004 of HK$0.405 represents a premium of approximately 105.6% over such Reassessed NTA per Share while the Share Offer Price represents a premium of approximately 77.7% over such Reassessed NTA per Share.

We have considered a comparison of listed companies in Hong Kong to provide a general reference for the Group's NTA. We have examined a total of seven companies ("Comparable Companies") which are principally engaged in the manufacturing and sale of electric appliances with revenue derived therefrom accounted for over 50% of their total turnover for the last financial year. We consider that the business nature of those Comparable Companies are generally in line with that engaged by the Group and a summary of their premium/discounts of NTA per

share represented by their respective share closing prices as at 29 October 2004 is set out as follows:

**Table 4: Net tangible asset value of the Company and all of the Comparable Companies**

| Stock code | Company name | Premium/(discount) of share price[1] over latest NTA[2]/share (%) |
|---|---|---|
| **382** | **The Company[3]** | |
| | – based on the audited NTA of approximately HK$0.249 per Share as at 31 December 2003 | 40.6 |
| | – based on the unaudited NTA of approximately HK$0.244 per Share as at 30 June 2004 | 43.4 |
| | – based on the Reassessed NTA of approximately HK$0.197 per Share | 77.7 |
| 81 | Shell Electric Manufacturing (Holdings) Co., Limited | (57.4) |
| 229 | Raymond Industrial Limited | 18.1 |
| 607 | Warderly International Holdings Limited | 32.5 |
| 684 | Allan International Holdings Limited | (5.0) |
| 723 | Anex International Holdings Limited | (69.0) |
| 921 | Guangdong Kelon Electrical Holdings Co., Limited | 13.1 |
| 2326 | BEP International Holdings Limited | (22.5) |

*Notes:* (1) based on the share closing price as at 29 October 2004, being the last full trading day before Suspension

(2) based on the latest published financial statements

(3) based on the Share Offer Price

As at 29 October 2004, being the last full trading day before Suspension, three of the Comparable Companies had their share prices traded at premiums ranging from approximately 13.1% to 32.5% over latest published NTA respectively, while the rest were traded at discounts ranging from approximately 5.0% to approximately 69.0% to their respective latest published NTA per share with an average discount of approximately 38.5%.

Based on the fact that (i) the Shares had been traded below the Share Offer Price of HK$0.35 per Share for most of the time during the One-year Period, except for the period from 7 January 2004 to 27 February 2004 and the period from 27 September 2004 to 29 October 2004; (ii) the trading volume of the Shares on the Stock Exchange during the One-year Period was relatively thin except for December 2003 and January 2004, such that it may be difficult for the Shareholders to dispose of their Shares without adversely affecting the market price of the Shares; and (iii) the Share Offer Price represents a premium of approximately 40.6%, 43.4% and 77.7% over the Group's latest audited NTA per Share, the latest published unaudited NTA per Share and the Reassessed NTA per Share respectively (which are the

highest amongst those of the Comparable Companies), we consider that the Share Offer provides an opportunity for the Independent Shareholders to realise their shareholdings in the Company.

**2. Price-to-earnings ratio and dividend yield**

In order to assess the reasonableness of the Share Offer Price, we have also made reference to the price-to-earnings ratio ("PER") and dividend yield of the Comparable Companies, the results of which are summarised as follows:

**Table 5: PER and dividend yield of the Company and the seven Comparable Companies**

| Stock code | Company name | PER (times) | Dividend yield (%) |
|---|---|---|---|
| **382** | **The Company** | | |
| | • based on the closing price on 29 October 2004 | N/A | N/A |
| | • based on the Offer Price | N/A | N/A |
| 81 | Shell Electric Manufacturing (Holdings) Co., Limited | 8.3 | 6.1 |
| 229 | Raymond Industrial Limited | 8.7 | 6.2 |
| 607 | Warderly International Holdings Limited | 5.1 | 5.9 |
| 684 | Allan International Holdings Limited | 9.1 | 6.4 |
| 723 | Anex International Holdings Limited | N/A | N/A |
| 921 | Guangdong Kelon Electrical Holdings Co., Limited | 13.0 | N/A |
| 2326 | BEP International Holdings Limited | N/A | N/A |
| | **Average** | **8.8** | **6.2** |

*Note:* PER and dividend yield are calculated based on the information disclosed in the respective latest published audited profit and loss accounts of the Comparable Companies and the respective share closing price on 29 October 2004.

For the year ended 31 December 2003, the audited consolidated loss attributable to Shareholders amounted to approximately HK$77.0 million, representing a loss per Share of approximately 5.6 cents. Hence, no PER has been appraised to the Company. We note that two of the Comparable Companies have no PERs appraised as losses have been recorded for their past financial years and the PERs of the remaining five Comparable Companies range from approximately 5.1 times to 13.0 times with an average of approximately 8.8 times.

For the year ended 31 December 2003, no dividend was declared by the Company. We note that four of the Comparable Companies have dividend yield ranging from approximately 5.9% to 6.4% with an average of approximately 6.2% and the remaining three Comparable Companies have no dividend declared for their past financial years.

The above comparison, which shows a majority of the Comparable Companies reported profits and four of them paid out dividend for their past financial years, suggests that both operating performance and dividend yield of most of the Comparable Companies are better than those of the Company. As such, we are of the opinion that the Share Offer

would provide the Independent Shareholders with an opportunity to realise their investments.

### 3. Financial performance

The Group is principally engaged in the manufacturing and sale of household electric appliances, which include air-conditioners, refrigerators and mini-refrigerators. The following table summarises the Group's audited/ unaudited consolidated turnover, operating profit/(loss) and profit/(loss) attributable to Shareholders for the three financial years ended 31 December 2003 and the six months ended 30 June 2004:

**Table 6: The audited consolidated results for the three years ended 31 December 2003 and the unaudited consolidated results for the six months ended 30 June 2004 of the Group**

| | Audited consolidated results for the year ended 31 December | | | Unaudited consolidated results for the six months ended |
|---|---|---|---|---|
| | **2001 ("FY2001")** | **2002 ("FY2002")** | **2003 ("FY2003")** | **30 June 2004 ("Interim Period")** |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| Turnover | 1,650,988 | 1,261,072 | 1,573,322 | 1,199,522 |
| Operating profit/(loss) | 73,143 | (199,822) | (34,147) | (20,156) |
| Profit/(loss) attributable to Shareholders | 10,759 | (250,359) | (76,976) | (44,625) |

According to the Company's annual report 2001, the sales volume of the Group's air-conditioners has achieved steady growth for FY2001. Both the total number of air-conditioners and refrigerators sold increased by approximately 10% as compared to that of the year ended 31 December 2000 ("FY2000"). However, the turnover of the Group's air-conditioner and refrigerator businesses for FY2001 dropped by approximately 10% and 6% respectively, resulting in a decrease in overall turnover of approximately 9.0%. The Directors attributed such drop in turnover to the fierce price competition encountered in the domestic household appliance industry in the PRC, resulting in a significant decrease in the overall price level which severely reduced the profit margin of the industry as a whole. Together with the fact that other operating costs, including distribution costs and administrative costs, and finance costs remained at the similar level with that of FY2000, the Group's profit attributable to Shareholders dropped by approximately 88.1% as compared to FY2000.

For FY2002, the Group's turnover tumbled from approximately HK$1,651 million for FY2001 to approximately HK$1,261 million, representing a drop of approximately 23.6%. According to the Company's annual report of FY2002, such drop was mainly due to the slashing retail price of domestic air-conditioning products in the PRC. As there was no significant reduction in other operating costs and finance costs, the Group became loss

making in FY2002 with loss attributable to Shareholders of approximately HK$250 million for FY2002.

The Group recorded a turnover amounted to approximately HK$1,573 million for FY2003, representing an increase of approximately 24.8% as compared to that of FY2002. As stated in the Company's annual report for FY2003, the Group suffered from intense market competition, outbreak of severe acute respiratory syndrome, cool-summer climate, dropping selling price and surging cost. Through measures like stringent cost control, improved operating efficiency, brand establishment and enhanced product development, the Group's performance showed improvement during FY2003. As advised by the Directors, the Group's increase in gross profit margin for FY2003 as compared with the previous year from approximately 13.3% to 19.1% was mainly due to the fact that (i) the Group sold a substantial amount of old modelled air-conditioners and refrigerators in FY2002 at significant discount as the Group recorded inventory as finished goods amounted to HK$397.5 million as at 31 December 2001 (against approximately HK$201.0 million as at 31 December 2002) whilst the new models of those products sold in FY2003 yielded a higher gross profit margin; (ii) the Group actively controlled cost from product development to procurement centre, which implemented bidding system for project installation and logistic transportation in order to cut cost; and (iii) the increase in the production volume reduced fixed cost allocated to unit cost resulting in the sales volume of air-conditioners and refrigerators in FY2003 reached 690,700 units and 786,000 units, representing an increase of approximately 66% and 24% respectively in comparison with those in FY2002. The Group's overall administrative expenses ratio and distribution cost ratio decreased by approximately 6% and 2% respectively as compared to FY2002, resulting in a drop in loss attributable to Shareholders by approximately 69.2% to approximately HK$77.0 million.

It is noted that the Group's inventory increased from approximately HK$396.6 million as at 31 December 2002 to approximately HK$549.9 million as at 31 December 2003 representing an increase of approximately 38.7%. As advised by the Directors, such increase in inventory was mainly due to the inventory at year end was kept to fulfil the anticipated domestic sales in the first half of 2004 and it is evidenced by the fact that the turnover for the six months ended 30 June, 2004 increased by approximately 31.8% as compared with the corresponding period in the previous year. According to the information provided by the Company, approximately HK$189.4 million of the Group's finished goods as at 31 December 2003 were sold during the first half of 2004, representing approximately 66.3% of the Group's total finished goods as at 31 December 2003. It is also stated in the annual report 2003 of the Company that the Group intended to further expand its business and, therefore, the increase in inventory as at 31 December 2003 was in line with the management expansion plan.

Independent Shareholders should note that the Group's financial statements for the two years ended 31st December, 2003 had been prepared on a going concern basis, the validity of which depended upon the success of the measures to improve profitability and cash flows, the successful renewal and/or extension of the short-term bank loans or alternatively the availability of financing from other sources, and the availability of additional financing. The accounts did not include any adjustments that would result should the Group fail to continue to operate on a going concern. The auditors stated in the 2002 and 2003 annual reports of the Company that they considered that the fundamental uncertainty had been adequately accounted for and disclosed in the respective accounts and their opinion was not qualified in this respect.

According to the statistics published by the National Bureau of Statistics of China, the retail price index of household electric appliance in the PRC dropped by 6.1%, 5.8% and 5.8% in 2001, 2002 and 2003 respectively as compared to that of the previous year. Based on such statistics, we consider that this is in line with what was explained by the Group for the unsatisfactory results in the past two financial years.

As compared with that of the six months ended 30 June 2003, the Group's unaudited turnover for the Interim Period increased by approximately 31.8% to approximately HK$1,200 million. Whilst the improving turnover recorded for the Interim Period, the Group's profit margin was adversely affected by the surging prices of major raw materials like steel, copper and plastic during the Interim Period and the adjustment of export tax rebate which led to the rise in production cost. As a result, the gross profit margin dropped to approximately 10.8% from 12.3% for the same period in FY2003 and the unaudited consolidated loss attributable to Shareholders for the Interim Period increased by approximately 61.6% to approximately HK$44.6 million for the Interim Period from approximately HK$27.6 million for the same period in FY2003.

As illustrated above, the Group's financial performance fluctuated in the past three financial years ended 31 December 2003 and the six months ended 30 June 2004 with losses attributable to Shareholders for two and a half consecutive financial years. Even with the increase in turnover, the Group's financial performance was worsened and the loss attributable to Shareholders surged by approximately 61.6% for the Interim Period as compared with that of the same period in FY2003. Given the unsatisfactory operating performance of the Group as mentioned above, the Group's capability of turning from loss making to profit making in near future is uncertain.

**4. Operating environment of the Group**

The Group is principally engaged in the manufacture and sale of household electric appliances, which include air-conditioners, refrigerators and mini-refrigerators.

As stated in the 2003 annual report of the Group, during the year of 2003, first-tier brands in the household electric appliance industry self-initiated the reshuffle to expand its market share by cutting price, which led to vicious price competition. According to the statistics published by the National Bureau of Statistics of China, the national retail price of household electric appliances had decreased for the past few years. The following table summarises the retail price fluctuation for the household electric appliance in the PRC during the period from 1994 to 2003:

**Table 7: Year-on-year change in retail price for household electric appliances from 1994 to 2003**

| | 1994 | 1995 | 1996 | 1997 | 1998 | 1999 | 2000 | 2001 | 2002 | 2003* |
|---|---|---|---|---|---|---|---|---|---|---|
| Year-on-year percentage increase/(decrease) | 6.7% | 0.7% | (1.3%) | (4.4%) | (6.1%) | (6.0%) | (6.4%) | (6.1%) | (5.8%) | (5.8%) |

*Note:*

* Household electric appliances were classified under the "household electric appliances and audio-video equipment" category in 2003.

As illustrated in Table 7 above, the retail price of household electric appliances, resulting from keen competition, had decreased for the past few years, which adversely affected the profitability of market players.

According to a market research conducted by the Market Economy Research Institute of Development Research Centre of the State Council of the PRC as quoted from an article headed "Name brands eliminate inferior products on air-conditioner market" (the "Article") published by Economic Information and Agency, generally speaking, the PRC domestic air-conditioner market from 2003 to 2005 is shifting from scattered operations to being concentrated. The top ten brands, including "Gree", "MD" (the brand name used by the group of Midea Group Co., Ltd. for marketing its products), "Kelon" and "Haier", accounted for a market share of approximately 85.47% in 2003, increased by nearly 10 percentage points over 2002, while the remaining approximately 14.53% is shared by more than 200 less famous and inferior brands.

The Article also stated that the production volume in the PRC amounted to about 20 million but sale of about 11 million in the period from September 2002 to July 2003, leaving new inventories of about 2.36 million. Together with about 7 million inventories at the end of 2002, the total inventories at the end of July reached 10 million. Up until now, the sales volume of the air-conditioner industry increased by approximately 1.16% year-on-year while the sales value declined by approximately 17.01%. The accumulation of inventories of air-conditioner might deteriorate the profitability of household electric appliance manufacturers.

According to an article headed "Widened polarisation of refrigerator industry in China" published on the website of Ministry of Commerce of the PRC, the Chinese domestic refrigerator manufacturers do not have the ability to integrate the market, but instead, can just expand their production volume. The local refrigerator market is overwhelmed by mergers and acquisitions among the domestic brands which serve as self-rescue actions among domestic brands amid strong challenges from foreign brands. The incapability for domestic manufacturers to integrate the refrigerator market is mainly due to that fact that: (i) domestic manufacturers do not possess a comprehensive production chain that the production of refrigerator compressors depends on cooperative enterprises; and (ii) there is an imbalance development of the products leading to serious polarisation of product range, that is, most foreign refrigerator manufacturers focus on luxurious high-end refrigerator market with higher profit margin, while the domestic manufacturers keep serving the low-end market.

Given the above, in particular, (i) the decreasing price level of household electric appliances resulted in keen market competition; (ii) the shifting of the household electric appliance industry from scattered operation to being concentrated; (iii) the accumulated inventories of household electric appliance exerted extra downward pressure on the price level; and (iv) the polarisation of product range between foreign and domestic manufacturers, the profitability of market players might be further shrunk and as a result, the operation of the Group may continue to face difficult operating environment in near future.

**5. Background of Midea International**

Details of the background of Midea International are set out in the letter from ICEA in the Offer Document. As stated in the letter from ICEA in the Offer Document, Midea International is a company incorporated in Hong Kong with limited liability on 28 July 2004 and is beneficially owned as to 99.9% by Midea Group Co., Ltd., 0.09% beneficially owned by Mr. He Xiang Jian, who is a director of Midea International, and 0.01% beneficially owned by Ms. Lu De Yan. Mr. He Xiang Jian, Mr. Li Jian Wei and Mr. Liang Guo Ping are the directors of Midea International.

As stated in the letter from ICEA contained in the Offer Document, Midea Group Co., Ltd. is one of the largest household electric appliances manufacturers in the PRC. The household electric appliance products of Midea Group Co., Ltd. include air conditioners, electric fans, rice cookers, microwave ovens, etc. which are sold domestically in the PRC and internationally to various countries including Hong Kong, the United States of America, Europe, Japan, Canada and Russia. Midea Group Co., Ltd. operates production facilities in various cities in the PRC including Shunde, Zhongshan, Wuhu, Wuhan, Huaian and Chongqing.

**6. *Intentions regarding the business of the Group***

As stated in the letter from ICEA as contained in the Offer Document, Midea Group Co., Ltd. and its management staff possess extensive experience, market knowledge and strengths in management, procurement, sales network, marketing, research and development and production technology in respect of household electric appliances sales and manufacturing. Through Midea International, Midea Group Co., Ltd. acquires the controlling interest in the Company with an aim to deriving synergy and generating greater economy of scale by close cooperation between the operations and management of Midea Group Co., Ltd and the Group in order to enhance the business development of both in future.

Midea International intends that the Company will remain listed on the Stock Exchange after the close of the Offers. The directors of Midea International and the new directors appointed to the Board have jointly and severally undertaken to the Stock Exchange to take appropriate steps following the close of the Offers to ensure that such number of Shares as may be required by the Stock Exchange are held by the public.

**According to Rule 14.81(3) of the Listing Rules, the Stock Exchange has stated that if, at the close of the Offers, less than the minimum prescribed percentage applicable to the Company, being 25%, of the Shares are held by the public, or if the Stock Exchange believes that:**

**(i) a false market exists or may exist in trading of the Shares; or**

**(ii) there are insufficient Shares in public hands to maintain an orderly market,**

**it will consider exercising its discretion to suspend dealings in the Shares.**

The Independent Shareholders should note that upon the closing of the Offers, if less than 25% of the Shares are held by the general public, Midea International will be required to place down the Shares to maintain sufficient number of Shares in public hands, any consequential placing down of the Shares may have dampening effect on the price of the Shares.

**7. Board control and management**

As stated in the letter from ICEA in the Offer Document, it is expected that three of the existing Directors, namely, Mr. Li Yu Jun, Mr. Huang Wei Hua (both executive Directors) and Mr. Lo Wing Sang, Vincent (an independent non-executive Director), will resign and such resignation will not take effect until the First Closing Date or the date when the Offers become unconditional, whichever is the later, in compliance with Rule 7 of the Takeovers Code. It is expected that the other existing Directors (including two of the independent non-executive Directors, namely Mr. Chan Wai Dune and Mr. Lam Ming Yung) will remain on the Board. It is further stated in the letter from the Board in the Offeree Document that, immediately after the despatch of the Offer Document on 17 November 2004, five new directors have been appointed as the Directors, namely, Mr. Fang Hongbo, Mr. Liu Liang, Mr. Li Jianwei, Ms. Yuan Liqun and Mr. Zhang Quan. Mr. Fang Hongbo, Mr. Liu Liang and Mr. Zhang Quan have been appointed as the executive Directors while Mr. Li Jianwei and Ms. Yuan Liqun have been appointed as the non-executive Directors.

The following is the brief information on the newly appointed Directors as extracted from the Offer Document:

Mr. Fang Hongbo, aged 37, obtained a master degree in business administration from the National University of Singapore. Mr. Fang joined Midea Group Co., Ltd. in 1992 and had assumed various senior management positions for sales and overall management of the air-conditioners division of Midea Group Co., Ltd. with considerable experience. Currently, Mr. Fang is a director of GD Midea Electric Appliances Co., Ltd. and the president of its refrigeration equipment division.

Mr. Liu Liang, aged 42, obtained a bachelor degree in mechanical engineering from Shanghai Jiao Tong University. Mr. Liu joined Midea Group Co., Ltd. in 1991 and had assumed various senior management positions for marketing, sales and overall management of the air-conditioners division of Midea Group Co., Ltd. with considerable experience. Currently, Mr. Liu is a vice president of the refrigeration equipment division of GD Midea Electric Appliances Co., Ltd.

Mr. Li Jianwei, aged 38, obtained a master degree in business administration from Fudan University. Mr. Li joined Midea Group Co., Ltd. in 1994 and had assumed various senior management positions for strategic development of Midea Group Co., Ltd.. Currently, Mr. Li is a director and capital investment controller of Midea Group Co., Ltd.

Ms. Yuan Liqun, aged 35, obtained a master degree in international management from the Australian National University. Ms. Yuan joined Midea Group Co., Ltd. in 1992 and had assumed various senior management positions for financial and overall management of Midea Group Co., Ltd. with considerable experience in financial

management. Currently, Ms. Yuan is a director and the financial controller of Midea Group Co., Ltd.

Mr. Zhang Quan, aged 36, obtained a master degree in international management from the Australian National University. Mr. Zhang joined Midea Group Co., Ltd. in 1991 and had assumed various senior management positions for financial management for Midea Group Co., Ltd. with considerable experience. Currently, Mr. Zhang is an assistant of president and the financial controller of the refrigeration equipment division of GD Midea Electric Appliances Co., Ltd.

Based on the above information, with their experience gained from Midea Group Co., Ltd., which is one of the largest household electric appliances manufacturers in the PRC, we consider that the newly appointed Directors possess requisite knowledge and experience in household electric appliance industry so as to enhance the business development of the Company in the future.

## IV. PRINCIPAL FACTORS CONSIDERED RELATING TO THE OPTION OFFER

We have taken into account the following factors in assessing the reasonableness and fairness of the Option Offer:

- the 800,000 outstanding Type I Options, entitling holders thereof to subscribe for an aggregate of 800,000 Shares at an exercise price of HK$0.93 per Share at any time before 30 September 2007, are currently out of money;

- nil outstanding Type II Options (as all Type II Options have been exercised as at the Latest Practicable Date) entitle holders thereof to subscribe for Shares at an exercise price of HK$0.244 per Share at any time before 17 February 2010. The offer price of HK$0.106 per Type II Option is equivalent to the "see-through" value of Type II Option and represents the difference between the Share Offer Price and the subscription price of Type II Option;

- the 160,000 outstanding Type III Options entitle holders thereof to subscribe for an aggregate of 160,000 Shares at an exercise price of HK$0.211 per Share at any time before 4 July 2010. The offer price of HK$0.139 per Type III Option is equivalent to the "see-through" value of Type III Option and represents the difference between the Share Offer Price and the subscription price of Type III Option; and

- our consideration as to the fairness and reasonableness of the Share Offer Price has been set out in Section III above.

Optionholders should note that the Options were issued pursuant to the 1993 Share Option Scheme. It is stated in the letter from the Board that according to the rules of the 1993 Share Option Scheme, in the event that any person shall have obtained control of the Company, the Directors shall as soon as practicable thereafter notify every holder for the time being of options accordingly and each holder shall, subject to the original expiry date of the options, be entitled at any time within the period of twelve months after such control has been obtained to exercise any option in whole or in part, and to the extent that it has not been so exercised, any option shall upon the expiry of such period cease and determine. As Midea International has

obtained control of the Company (within the meaning of the 1993 Share Option Scheme) upon completion of the Sale and Purchase Agreement, the Directors have on 30 November 2004 issued a notice to the holders for the time being of the options accordingly and the expiry date of the Options thus became 10 November 2005.

## V. RECOMMENDATIONS

### 1. Share Offer

Having considered the above factors and reasons, and in particular that:

- the Share Offer Price represents a premium of approximately 11.1% over and a discount of approximately 8.6% to the average closing prices per Share during the One-year Period and the one month ended 29 October 2004, being the last full trading day before the Suspension, respectively. The Shares were traded below the Share Offer Price in 180 trading days out of a total of 247 trading days in One-year Period;

- average daily trading volume of the Shares in the One-year Period was relatively thin that it represented below 2% of the public shareholding of the Company most of the time in the One-year Period;

- the Share Offer Price represents a premium of approximately 40.6%, 43.4% and 77.7% over the Group's audited NTA per Share of approximately HK$0.249 as at 31 December 2003, unaudited NTA per Share of approximately HK$0.244 as at 30 June 2004 and the Reassessed NTA of approximately HK$0.197 respectively, which are the highest amongst those of the Comparable Companies;

- since audited consolidated loss attributable to the Shareholders was recorded for the year ended 31 December 2003, no PER has been appraised to the Company, as opposed to the PERs of the five Comparable Companies ranging from approximately 5.1 times to 13.0 times (where two out of seven Comparable Companies have no PERs appraised as losses have been recorded for their respective latest financial year);

- for the year ended 31 December 2003, no dividend was declared by the Company, while the dividend yields of four Comparable Companies ranged from approximately 5.9% to approximately 6.4% (where three out of seven Comparable Companies had no dividend declared for their respective latest financial year); and

- the Group's financial performance fluctuated in the past three financial years ended 31 December 2003 and the six months ended 30 June 2004 with losses attributable to Shareholders for the latest two and a half consecutive financial years and the operation of the Group may continue to face difficult operating environment in the near future (as discussed in the paragraph headed "4. Operating environment of the Group" in the section headed "III. Principal factors considered relating to the Share Offer" above). The Group's capability of turning from loss-making to profit making in near future is uncertain,

we consider that the terms of the Share Offer are fair and reasonable as far as the Independent Shareholders are concerned, and advise that the Independent Board Committee to recommend the Independent Shareholders to accept the Share Offer.

Those Independent Shareholders who wish to realise the value of their Shares during the Offers period should consider selling in the market the Shares if the net proceeds after deducting the necessary expenses, such as brokerage fee, SFC transaction levy, investor compensation levy and SEHK trading fee, exceeds the net proceeds receivable by accepting the Share Offer.

However, those Independent Shareholders who, after considering the information on the Share Offer or the background of Midea International or its future intention regarding the Group as well as the experience of the newly appointed Directors, are attracted by the new management team and new controlling shareholder of the Group, should consider retaining some or all of their Shares.

Those Independent Shareholders should note that although trading in the Shares became relatively active and the Shares were traded above the Share Offer Price during the Latest Period, it is uncertain whether such active trading in the Latest Period could sustain and they are able to dispose of their Shares at a price higher than the Share Offer Price after the close of the Offers.

**2. Option Offer**

Having considered the principal factors in relation to the Option Offer as set out in section IV headed "Principal factors considered relating to the Option Offer" and in particular, that (i) the Type I Options are currently out of money; (ii) the offer price of HK$0.106 per Type II Option is equivalent to the "see-through" value of Type II Option; (iii) the offer price of HK$0.139 per Type III Option is equivalent to the "see-through" value of Type III Option; and (iv) our consideration as to the fairness and reasonableness of the Share Offer Price has been set out in Section III above, we consider that the respective offer price of HK$0.01 per Type I Option, HK$0.106 per Type II Option and HK$0.139 per Type III Option, is fair and reasonable. Accordingly, we advise the Independent Board Committee to recommend the Optionholders to accept the Option Offer.

Those Optionholders who wish to realise the value of their Options during the Offers period should consider selling in the market the Shares from exercise of the subscription rights under the Share Options if the net proceeds after deducting the exercise price and necessary expenses exceeds the net proceeds receivable by accepting the Option Offer.

However, those Optionholders who, after considering the information on the Option Offer or the background of Midea International and its future intention regarding the Group as well as the experience of newly appointed Directors, are attracted by the new management team of the Group, should consider retaining some or all of their Options or exercising some or all of their subscription rights under the Options and retaining their Shares thereupon. Nevertheless, Optionholders should note that the Options were issued pursuant to the 1993 Share Option Scheme. It is stated in the letter from the Board that

according to the rules of the 1993 Share Option Scheme, in the event that any person shall have obtained control of the Company, the Directors shall as soon as practicable thereafter notify every holder for the time being of options accordingly and each holder shall, subject to the original expiry date of the options, be entitled at any time within the period of twelve months after such control has been obtained to exercise any option in whole or in part, and to the extent that it has not been so exercised, any option shall upon the expiry of such period cease and determine. As Midea International has obtained control of the Company (within the meaning of the 1993 Share Option Scheme) upon completion of the Sale and Purchase Agreement, the Directors have on 30 November 2004 issued a notice to the holders for the time being of the options accordingly and the expiry date of the Options thus became 10 November 2005.

Yours faithfully,
**For and on behalf of**
**Dao Heng Securities Limited**
**Venus Choi**
*Executive Director*

**Jenny Leung**
*Director, Corporate Finance*

**Frankie Yan**
*Director, Corporate Finance*

## THREE YEARS SUMMARY

The following is a summary of the results of the Group for the three financial years ended 31 December 2003 as extracted from the respective annual reports of the Company for the three years ended 31 December 2003:

| | Year ended 31 December | | |
|---|---|---|---|
| | **2003** | **2002** | **2001** |
| | *(HK$'000)* | *(HK$'000)* | *(HK$'000)* |
| Turnover | 1,573,322 | 1,261,072 | 1,650,988 |
| Cost of sales | (1,273,263) | (1,093,402) | (1,216,590) |
| Gross Profit | 300,059 | 167,670 | 434,398 |
| Other revenue | 15,155 | 13,760 | 32,848 |
| Other operating expenses | (5,096) | (1,570) | (2,784) |
| Distribution expenses | (224,804) | (207,790) | (244,776) |
| Administrative expenses | (119,461) | (171,892) | (146,543) |
| Operating loss | (34,147) | (199,822) | 73,143 |
| Finance costs, net | (32,282) | (33,398) | (36,613) |
| Share of losses of associated companies | (1,197) | (6,663) | 70 |
| Loss before taxation | (67,626) | (239,883) | 36,600 |
| Taxation | (6,506) | (3,237) | (13,689) |
| Loss after taxation | (74,132) | (243,120) | 22,911 |
| Minority interests | (2,844) | (7,239) | (12,152) |
| Loss attributable to shareholders | (76,976) | (250,359) | 10,759 |
| Dividends | – | – | – |
| Earnings/(Losses) per share | | | |
| – basic | HK$(5.6) cents | HK$(18.1) cents | HK$0.8 cents |
| – diluted | HK$(5.6) cents | HK$(18.1) cents | HK$0.8 cents |

*Note:* There are no extraordinary/exceptional items which are separately disclosed as required by the accounting standards generally accepted in Hong Kong.

## AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Set out below (from this page to page 57) is a reproduction of the report of the auditors in respect of the financial statements of the Company for the year ended 31 December 2003 which appeared in the Company's 2003 annual report. Reference to page numbers in the report of the auditors is to the page numbers in the Company's 2003 annual report.

"



羅兵咸永道會計師事務所

PricewaterhouseCoopers
33/F, Cheung Kong Center
2 Queen's Road Central
Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888
www.pwchk.com

## AUDITORS' REPORT TO THE SHAREHOLDERS OF HUALING HOLDINGS LIMITED

*(Formerly known as GZITIC Hualing Holdings Limited)*
*(Incorporated in Hong Kong with limited liability)*

We have audited the accounts on pages 30 to 85 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

## RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

## BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

## FUNDAMENTAL UNCERTAINTY

In forming our opinion, we have considered the adequacy of the disclosures made in Note 1 to the accounts concerning the adoption of the going concern basis for the preparation of the accounts. As detailed in Note 1 to the accounts, the Group incurred a consolidated net loss attributable to the shareholders of HK$76,976,000 for the year ended 31st December 2003 and had net current liabilities of HK$337,251,000 as of 31st December 2003. The Group largely finances its day-to-day working capital requirements using short-term bank loans. As disclosed in Note 21 to the accounts, certain bank loans are due for repayment in 2004. The Group is currently negotiating with its bankers to roll over these loans and/or to extend their repayment terms and for additional financing to meet its estimated needs. Bank loans of approximately HK$196,000,000 outstanding as at 31st December 2003 have subsequently been rolled over for a further year and no loan facilities have been withdrawn by the banks since that date. At the same time, the Group is taking steps to improve the profitability and cash flows of its operations.

The accounts have been prepared on a going concern basis, the validity of which depends upon the success of the measures to improve profitability and cash flows, the successful renewal and/or extension of the short-term bank loans or alternatively the availability of financing from other sources, and the availability of additional financing. The accounts do not include any adjustments that would result should the Group fail to continue to operate as a going concern. Details of the circumstances relating to this fundamental uncertainty are described in Note 1 to the accounts. We consider that the fundamental uncertainty has been adequately accounted for and disclosed in the accounts and our opinion is not qualified in this respect.

## OPINION

In our opinion the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31st December 2003 and of the Group's loss and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

**PricewaterhouseCoopers**
*Certified Public Accountants*

Hong Kong, 22nd April 2004

**Consolidated Profit and Loss Account**
*For the year ended 31st December 2003*

| | Notes | 2003 HK$'000 | 2002 HK$'000 |
|---|---|---|---|
| Turnover | 3 | 1,573,322 | 1,261,072 |
| Cost of sales | | (1,273,263) | (1,093,402) |
| Gross profit | | 300,059 | 167,670 |
| Other revenue | 3 | 15,155 | 13,760 |
| Other operating expenses | | (5,096) | (1,570) |
| Distribution costs | | (224,804) | (207,790) |
| Administrative expenses | | (119,461) | (171,892) |
| Operating loss | 4 | (34,147) | (199,822) |
| Finance costs, net | 5 | (32,282) | (33,398) |
| Share of losses of associated companies | | (1,197) | (6,663) |
| Loss before taxation | | (67,626) | (239,883) |
| Taxation | 6 | (6,506) | (3,237) |
| Loss after taxation | | (74,132) | (243,120) |
| Minority interests | | (2,844) | (7,239) |
| Loss attributable to shareholders | 7 | (76,976) | (250,359) |
| Dividends | 8 | – | – |
| Basic loss per share | 9 | HK(5.6) cents | HK(18.1) cents |
| Diluted loss per share | 9 | HK(5.6) cents | HK(18.1) cents |

**Consolidated Balance Sheet**

*As at 31st December 2003*

| | Notes | 2003<br>HK$'000 | 2002<br>HK$'000 |
|---|---|---|---|
| Non-current assets | | | |
| Intangible assets | 11 | 9,585 | 10,616 |
| Property, plant and equipment | 12 | 729,182 | 769,662 |
| Interests in associated companies | 14 | 29,063 | 30,260 |
| Other non-current assets | | 2,462 | 2,449 |
| | | 770,292 | 812,987 |
| Current assets | | | |
| Inventories | 15 | 549,900 | 396,596 |
| Due from related companies | 29 | 116 | 593 |
| Trade and other receivables | 16 | 370,504 | 249,054 |
| Prepaid value-added tax | 17 | 61,839 | 42,818 |
| Pledged bank deposits | 18(b) | 128,059 | – |
| Bank balances and cash | | 132,716 | 174,262 |
| | | 1,243,134 | 863,323 |
| Current liabilities | | | |
| Due to related companies | 29 | 9,260 | 18,320 |
| Trade and other payables | 18 | 1,041,341 | 612,804 |
| Taxes payable | 19 | 1,748 | 25,814 |
| Provisions for warranty | 20 | 17,399 | 16,110 |
| Short-term bank loans, secured | 21 | 510,637 | 491,876 |
| | | 1,580,385 | 1,164,924 |
| Net current liabilities | | (337,251) | (301,601) |
| Total assets less current liabilities | | 433,041 | 511,386 |
| Financed by: | | | |
| Share capital | 23(a) | 138,204 | 138,188 |
| Reserves | 24 | 215,334 | 293,272 |
| Shareholders' funds | | 353,538 | 431,460 |
| Minority interests | | 51,352 | 41,334 |
| Non-current liabilities | | | |
| Long-term bank loans | 21 | 28,151 | 38,592 |
| | | 433,041 | 511,386 |

**Balance Sheet**
*As at 31st December 2003*

| | Notes | 2003 HK$'000 | 2002 HK$'000 |
|---|---|---|---|
| Non-current assets | | | |
| Property, plant and equipment | 12 | 305 | 524 |
| Investments in subsidiaries | 13 | 311,772 | 359,680 |
| | | 312,077 | 360,204 |
| Current assets | | | |
| Trade and other receivables | 16 | 409 | 445 |
| Bank balances and cash | | 1,600 | 15,239 |
| | | 2,009 | 15,684 |
| Current liabilities | | | |
| Due to related companies | 29 | 461 | 2,553 |
| Trade and other payables | 18 | 9,390 | 8,007 |
| | | 9,851 | 10,560 |
| Net current (liabilities)/assets | | (7,842) | 5,124 |
| Total assets less current liabilities | | 304,235 | 365,328 |
| Financed by: | | | |
| Share capital | 23(a) | 138,204 | 138,188 |
| Reserves | 24 | 166,031 | 227,140 |
| | | 304,235 | 365,328 |

**Consolidated Statement of Changes in Equity**
*For the year ended 31st December 2003*

| | *Notes* | **2003** *HK$'000* | **2002** *HK$'000* |
|---|---|---|---|
| Total equity as at 1st January | | 431,460 | 681,677 |
| Net loss not recognised in the profit and loss account | | | |
| Exchange differences arising on translation of the accounts of foreign subsidiaries and associated companies | *24* | (977) | (158) |
| | | 430,483 | 681,519 |
| Loss attributable to shareholders | *24* | (76,976) | (250,359) |
| Issue of shares | *23, 24* | 34 | 309 |
| Share issue expenses | *24* | (3) | (9) |
| Total equity as at 31st December | | 353,538 | 431,460 |

**Consolidated Cash Flow Statement**
*For the year ended 31st December 2003*

| | Notes | 2003 HK$'000 | 2002 HK$'000 |
|---|---|---|---|
| Net cash inflow generated from operations | 26(a) | 150,011 | 162,559 |
| Interest paid | | (33,308) | (39,205) |
| Interest received | | 2,969 | 7,216 |
| Overseas taxation paid | | (11,060) | (6,885) |
| Bank handling charges paid | | (1,943) | (1,409) |
| Net cash inflow from operating activities | | 106,669 | 122,276 |
| Investing activities | | | |
| Purchases of property, plant and equipment | | (27,255) | (73,788) |
| Increase in construction-in-progress | | (13,260) | (28,326) |
| Increase in investment in an associated company | | – | (1,113) |
| Increase in other non-current assets | | (13) | (872) |
| Dividends received | | – | 326 |
| Receipt of government subsidies | | 4,847 | 3,026 |
| Net cash outflow from investing activities | | (35,681) | (100,747) |
| Net cash inflow before financing activities | | 70,988 | 21,529 |
| Financing activities | | | |
| Issue of ordinary shares | | 34 | 309 |
| Share issue expenses | | (3) | (9) |
| Proceeds from bank loans | | 571,630 | 533,986 |
| Repayment of bank loans | | (563,310) | (538,592) |
| Repayment of other short-term borrowings | | – | (30,000) |
| Cash contributed by a minority shareholder | | 7,174 | – |
| Increase in pledged bank deposits | | (128,059) | – |
| Net cash outflow from financing activities | 26(b) | (112,534) | (34,306) |
| Decrease in cash and cash equivalents | | (41,546) | (12,777) |
| Cash and cash equivalents at 1st January | | 174,262 | 187,039 |
| Cash and cash equivalents at 31st December | | 132,716 | 174,262 |
| Analysis of balances of cash and cash equivalents | | | |
| Bank balances and cash | | 132,716 | 174,262 |

## Notes to the Accounts

### 1. BASIS OF PREPARATION

Although the Group incurred a consolidated net loss attributable to the shareholders of HK$76,976,000 for the year ended 31st December 2003, and had net current liabilities of HK$337,251,000 as at 31st December 2003, the going concern basis has been adopted by the directors in the preparation of these accounts after considering the following:

(a) The adoption of various measures to continue to improve the Group's operational performance, including expansion into new markets and the implementation of cost controls.

(b) As disclosed in Note 21 to the accounts, certain bank loans, with which the Group largely finances its day-to-day working capital requirements, are due for repayment in 2004. The Group is currently negotiating with its bankers to roll over these loans and/or to extend their repayment terms and for additional financing to meet its estimated needs. Bank loans of approximately HK$196,000,000 outstanding as at 31st December 2003, which matured before the date of approval of these accounts, have subsequently been rolled over for a further year and no loan facilities have been withdrawn by the banks during this same period.

(c) The Group is also actively exploring the availability of alternative sources of financing should its negotiations with its current bankers not be fully successful. As disclosed in Note 30 to the accounts, in February 2004, the Company issued 200,000,000 shares to third-party investors at a price of HK$0.40 per share through a placing and subscription arrangement. The net proceeds from the subscription of HK$77,000,000 have been received by the Company and will be used to increase the production capacity of and as general working capital of the Group.

### 2. PRINCIPAL ACCOUNTING POLICIES

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HKSA"). They have been prepared under the historical cost convention except that, as disclosed in the accounting policies below, certain properties are stated at fair value.

In current year, the Group adopted Statement of Standard Accounting Practice ("SSAP") No. 35 "Government Grants and Disclosure of Government Assistance" and SSAP No. 12 "Income Taxes" issued by the HKSA which are effective for accounting periods commencing on or after 1st July 2002 and 1st January 2003, respectively.

The adoption of these new polices had no material effect on amounts reported in the prior year.

**(a) Group accounting**

*(i) Consolidation*

The consolidated accounts include the accounts of the Company and its subsidiaries made up to 31st December.

Subsidiaries are those entities in which the Company, directly or indirectly, controls the composition of the board of directors, controls more than half of the voting power or holds more than half of the issued share capital.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

*(ii) Associated companies*

An associated company is a company, not being a subsidiary, in which an equity interest is held for the long-term and significant influence is exercised in its management.

The consolidated profit and loss account includes the Group's share of the results of associated companies for the year, and the consolidated balance sheet includes the Group's share of the net assets of the associated companies and goodwill/negative goodwill (net of accumulated amortisation) on acquisition.

Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred.

*(iii) Translation of foreign currencies*

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account.

The balance sheet of subsidiaries and associated companies expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss account is translated at an average rate. Exchange differences are dealt with as a movement in reserves.

**(b) Intangible assets**

*(i) Goodwill*

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary at the date of acquisition.

Goodwill on acquisitions that occurred prior to 1st January 2001 was eliminated against reserves. Any impairment arising on such goodwill is accounted for in the profit and loss account.

Goodwill on acquisitions occurring on or after 1st January 2001 is included in intangible assets and is amortised using the straight-line method over its estimated useful life. For all goodwill on acquisition is generally amortised over 10 years.

*(ii) Taxi licenses*

Expenditure on acquired taxi licenses is capitalised and amortised using the straight-line method over their useful lives, but not exceeding 20 years. Taxi licenses are not revalued as there is no active market for these assets.

*(iii) Research and development costs*

Research costs are expensed as incurred. Costs incurred on development projects relating to the design and testing of new or improved products are recognised as an intangible asset where the technical feasibility and intention of completing the product under development has been demonstrated and the resources are available to do so, costs are identifiable and there is an ability to sell or use the asset that will generate probable future economic benefits. Such development costs are recognised as an asset and amortised on a straight-line basis over a period of not more than 5 years to reflect the pattern in which the related economic benefits are recognised. Development costs that do not meet the above criteria are expensed as incurred. Development costs previously recognised as an expense are not recognised as an asset in the subsequent period.

*(iv) Impairment of intangible assets*

Where an indication of impairment exists, the carrying amount of any intangible asset, including goodwill previously written off against reserves, is assessed and written down immediately to its recoverable amount. Such impairment loss is recognised in the consolidated profit and loss account.

**(c) Property, plant and equipment**

*(i) Investment properties*

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are valued at intervals of not more than three years by independent valuers. The valuations are on an open market value basis related to individual properties and separate values are not attributed to land and buildings. The valuations are incorporated in the annual accounts. Increases in valuation are credited to the investment properties revaluation reserve. Decreases in valuation are first set off against increases on earlier valuations on a portfolio basis and thereafter are debited to operating profit. Any subsequent increases are credited to operating profit up to the amount previously debited.

Upon the disposal of an investment property, the relevant portion of the revaluation reserve realised in respect of previous valuations is released from the investment properties revaluation reserve to the consolidated profit and loss account.

*(ii) Construction-in-progress*

Construction-in-progress represents plant and properties under construction and is stated at cost less accumulated impairment losses. This includes cost of construction, plant and equipment and other direct costs as well as interest charges and exchange differences arising from foreign currency borrowings used to finance these projects during the construction, installation and testing periods.

Construction-in-progress is not depreciated until such time as the assets are completed and ready for their intended use.

*(iii) Other property, plant and equipment*

Property, plant and equipment, other than investment properties and construction in progress, are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the property, plant and equipment have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to the profit and loss account in the period in which they are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of the property, plant and equipment, the expenditures are capitalised as additional costs of the property, plant and equipment.

*(iv) Depreciation*

Leasehold land of other property, plant and equipment is depreciated over the period of the lease while other property, plant and equipment are depreciated at rates sufficient to write off their cost less accumulated impairment losses over their estimated useful lives on a straight-line basis after taking into account of the estimated residual value. The expected useful lives are as follows:

| | **Estimated useful lives** |
|---|---|
| Land use rights | 50 years |
| Buildings | 10 years to 30 years |
| Plant and machinery | 10 years to 20 years |
| Furniture, fixture and electronic equipment | 5 years to 10 years |
| Motor vehicles | 5 years to 10 years |
| Computer equipment | 5 years |
| Moulds and other equipment | 2 years to 10 years |

*(v) Impairment and gain or loss on sale*

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that assets, including construction-in-progress and other property, plant and equipment, are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the consolidated profit and loss account except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case it is treated as a revaluation decrease.

The gain or loss on disposal of a property, plant and equipment other than investment properties is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the consolidated profit and loss account.

**(d) Government grants**

A government grant is recognised, when there is a reasonable assurance that the Group will comply with the conditions attaching with it and that the grant will be received.

Grants relating to income are deferred and recognised in the profit and loss account over the period necessary to match them with the costs they are intended to compensate.

**(e) Operating leases**

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the consolidated profit and loss account on a straight-line basis over the lease periods.

**(f) Inventories**

Inventories comprise stocks and work in progress and are stated at the lower of cost and net realisable value. Cost, calculated on the first-in, first-out basis, comprises materials, direct labour and an appropriate proportion of all production overhead expenditure. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

**(g) Trade receivable**

Provision is made against trade receivable to the extent they are considered to be doubtful. Trade receivable in the balance sheet are stated net of such provision.

**(h) Cash and cash equivalents**

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand and deposits held at call with banks.

**(i) Provisions for warranty**

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

The Group recognises a provision for repairs or replacement of products still under warranty period at the balance sheet date. This provision is calculated based on past history of the level of repairs and replacements.

**(j) Employee benefits**

*(i) Employee leave entitlements*

Employee entitlements to annual leave and long service leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave and long service leave as a result of services rendered by employees up to the balance sheet date.

*(ii) Retirement benefits obligation*

The Group has arranged for its Hong Kong employees to join the Mandatory Provident Fund Scheme (the "MPF Scheme"), a defined contribution scheme managed by an independent trustee. The Group's subsidiaries incorporated in Mainland China make contributions to a state-sponsored defined contribution scheme for the Group's local staff on a monthly basis pursuant to laws of the Peoples' Republic of China (the "PRC") and relevant regulations issued by local social security authorities.

The Group's contributions to the defined contribution retirement schemes are expensed as incurred.

*(iii) Equity compensation benefits*

Share options are granted to directors and employees. If the options are granted at the market price of the shares on the date of the grant and are exercisable at the price, no compensation cost is recognised. When the options are exercised, the proceeds received net of any transaction costs are credited to share capital (nominal value) and share premium.

**(k) Deferred taxation**

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries and associated companies, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

In prior year, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future. The adoption of the revised SSAP 12 represents a change in accounting policy. The change in the accounting policy on deferred taxation did not have material impact on the consolidated accounts for the years ended 31st December 2003 and 2002.

### (l) Contingent liabilities and contingent assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the accounts when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognised.

### (m) Revenue recognition

Revenue from the sale of goods is recognised on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed.

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

Operating lease rental income is recognised on a straight-line basis over the terms of the lease.

### (n) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset.

All other borrowing costs are charged to the consolidated profit and loss account in the year in which they are incurred.

### (o) Segment reporting

In accordance with the Group's internal financial reporting the Group has determined that business segments be presented as the primary reporting format and geographical as the secondary reporting format.

Unallocated costs represent corporate expenses. Segment assets consist primarily of intangible assets, property, plant and equipment, inventories, receivables and bank balances and cash, and mainly exclude investment properties. Segment liabilities comprise operating liabilities and exclude items such as taxation and certain corporate borrowings. Capital expenditure comprises additions to intangible assets and property, plant and equipment.

In respect of geographical segment reporting, sales are based on the countries in which the customers are located. Total assets and capital expenditure are where the assets are located.

## 3. TURNOVER, REVENUE AND SEGMENT INFORMATION

The Company is an investment holding company. The Group is principally engaged in the manufacture and sale of household electrical appliances, which include refrigerators, air-conditioners and mini-refrigerators. Revenues recognised during the year are as follows:

| | 2003 | 2002 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Sales of refrigerators | 303,524 | 314,400 |
| Sales of air-conditioners | 1,005,654 | 745,207 |
| Sales of mini-refrigerators | 264,144 | 201,465 |
| | 1,573,322 | 1,261,072 |
| Other revenue | | |
| Rental income | 5,091 | 4,277 |
| Less: outgoing in respect of the above rental income | (351) | (209) |
| | 4,740 | 4,068 |
| Government grants | 4,847 | 3,026 |
| Sales of scrap materials | 2,807 | 5,261 |
| Others | 2,761 | 1,405 |
| | 15,155 | 13,760 |
| Total revenue | 1,588,477 | 1,274,832 |

**Primary reporting format – business segments**

The Group is organised into three main business segments:

| | | |
|---|---|---|
| Refrigerator business | – | manufacture and distribution of a broad range of refrigerators |
| Air-conditioner business | – | manufacture and distribution of a broad range of air-conditioners |
| Mini-refrigerator business | – | manufacture and distribution of a broad range of mini-refrigerators |

Other businesses of the Group mainly comprise holding of investment properties and renting of cars and properties, neither of which are of a sufficient size to be reported separately.

| | Refrigerator business 2003 *HK$'000* | Air-conditioner business 2003 *HK$'000* | Mini-refrigerator business 2003 *HK$'000* | Other businesses 2003 *HK$'000* | Elimination 2003 *HK$'000* | Group 2003 *HK$'000* |
|---|---|---|---|---|---|---|
| Turnover | 303,524 | 1,005,654 | 264,144 | – | – | 1,573,322 |
| Segment results | (40,355) | 11,038 | 10,415 | (4,803) | – | (23,705) |
| Unallocated costs | | | | | | (10,442) |
| Operating loss | | | | | | (34,147) |
| Finance costs | (11,981) | (22,939) | (2,741) | (20) | 5,357 | (32,324) |
| Finance cost unallocated | | | | | | 42 |
| Share of losses of associated companies | | | | | | (1,197) |
| Loss before taxation | | | | | | (67,626) |
| Taxation | (1,148) | (3,112) | (1,795) | (451) | – | (6,506) |
| Loss after taxation | | | | | | (74,132) |
| Minority interests | | | | | | (2,844) |
| Loss attributable to shareholders | | | | | | (76,976) |
| Segment assets | 674,491 | 911,513 | 243,543 | 10,687 | – | 1,840,234 |
| Interests in associated companies | | | | | | 29,063 |
| Unallocated assets | | | | | | 144,129 |
| Total assets | | | | | | 2,013,426 |
| Segment liabilities | 653,001 | 790,297 | 134,540 | 5,317 | – | 1,583,155 |
| Unallocated liabilities | | | | | | 25,381 |
| Total liabilities | | | | | | 1,608,536 |
| Capital expenditure | 9,948 | 16,662 | 13,861 | 44 | – | 40,515 |
| Depreciation | 25,800 | 37,082 | 11,800 | 470 | – | 75,152 |
| Amortisation of intangible assets other than goodwill | – | – | – | 351 | – | 351 |
| Amortisation of goodwill | | | | | | 680 |
| Other non-cash (income)/expenses | | | | | | |
| – (Reversal of)/write-down of inventories | (9,684) | 3,232 | – | – | – | (6,452) |
| – (Write-back of provision)/provision for inventory obsolescence | (3,138) | (1,150) | 709 | – | – | (3,579) |
| – Write-back of provision for doubtful receivables | (1,872) | (14,672) | (15) | – | – | (16,559) |
| – Provision for other receivables | – | – | 1,988 | – | – | 1,988 |

| | Refrigerator business 2002 HK$'000 | Air-conditioner business 2002 HK$'000 | Mini-refrigerator business 2002 HK$'000 | Other businesses 2002 HK$'000 | Elimination 2002 HK$'000 | Group 2002 HK$'000 |
|---|---|---|---|---|---|---|
| Turnover | 314,400 | 745,207 | 201,465 | – | – | 1,261,072 |
| Segment results | (135,307) | (159,509) | 18,708 | 96,925 | – | (179,183) |
| Unallocated costs | | | | | | (20,639) |
| Operating loss | | | | | | (199,822) |
| Finance costs | (21,676) | (18,117) | (191) | (251) | 6,839 | (33,396) |
| Finance cost unallocated | | | | | | (2) |
| Share of losses of associated companies | | | | | | (6,663) |
| Loss before taxation | | | | | | (239,883) |
| Taxation | – | (221) | (2,677) | (339) | – | (3,237) |
| Loss after taxation | | | | | | (243,120) |
| Minority interests | | | | | | (7,239) |
| Loss attributable to shareholders | | | | | | (250,359) |
| Segment assets | 407,170 | 768,713 | 261,517 | 13,975 | – | 1,451,375 |
| Interests in associated companies | | | | | | 30,260 |
| Unallocated assets | | | | | | 194,675 |
| Total assets | | | | | | 1,676,310 |
| Segment liabilities | 423,784 | 587,529 | 165,163 | 4,028 | – | 1,180,504 |
| Unallocated liabilities | | | | | | 23,012 |
| Total liabilities | | | | | | 1,203,516 |
| Capital expenditure | 10,347 | 26,404 | 64,619 | 744 | – | 102,114 |
| Depreciation | 34,518 | 36,306 | 5,267 | 482 | – | 76,573 |
| Amortisation of intangible assets other than goodwill | – | – | – | 537 | – | 537 |
| Amortisation of goodwill | | | | | | 680 |
| Other non-cash (income)/expenses | | | | | | |
| – Reversal of write-down of inventories | (4,257) | (786) | – | – | – | (5,043) |
| – (Write-back of provision)/provision for inventory obsolescence | (927) | 11,389 | – | – | – | 10,462 |
| – Provision/(write-back of provision) for doubtful receivables | 14,054 | 8,667 | (20) | – | – | 22,701 |
| – Provision for other receivables | – | 10,376 | – | – | – | 10,376 |
| – Impairment of property, plant and equipment | 8,321 | – | – | – | – | 8,321 |

**Secondary reporting format – geographical segments**

The Group's three business segments are operated in five main geographical areas:

| | | |
|---|---|---|
| Mainland China | – | manufacture and sale of household electrical appliances |
| Europe | – | sale of household electrical appliances |
| Other Asia-Pacific countries | – | sale of household electrical appliances |
| America | – | sale of household electrical appliances |
| Africa | – | sale of household electrical appliances |

There are no sales between the geographical segments. Analysis of financial information by geographical segment is as follows:

Analysis of sales of refrigerators into domestic sales in Mainland China and export sales outside Mainland China by region is as follows:

| | **2003** | **2002** |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Domestic sales | 238,660 | 272,552 |
| Export sales | | |
| Europe | 36,380 | 17,865 |
| Asia-Pacific | 27,958 | 23,001 |
| Africa | 278 | 352 |
| America | 248 | 630 |
| Total export sales | 64,864 | 41,848 |
| Total | 303,524 | 314,400 |

Analysis of sales of air-conditioners into domestic sales in Mainland China and export sales outside Mainland China by region is as follows:

| | 2003 | 2002 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Domestic sales | 585,735 | 501,801 |
| Export sales | | |
| Europe | 151,909 | 109,928 |
| America | 118,184 | 69,137 |
| Asia-Pacific | 149,069 | 59,324 |
| Africa | 757 | 5,017 |
| Total export sales | 419,919 | 243,406 |
| Total | 1,005,654 | 745,207 |

Analysis of sales of mini-refrigerators into domestic sales in Mainland China and export sales outside Mainland China by region is as follows:

| | 2003 | 2002 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Domestic sales | 73,578 | 45,060 |
| Export sales | | |
| Europe | 23,106 | 10,958 |
| America | 69,319 | 47,808 |
| Asia-Pacific | 92,172 | 95,248 |
| Africa | 5,969 | 2,391 |
| Total export sales | 190,566 | 156,405 |
| Total | 264,144 | 201,465 |

No geographical segment analysis on total assets and capital expenditure is prepared as over 90% of the Group's total assets and capital expenditures were located/incurred in Mainland China.

## 4. OPERATING LOSS

Operating loss is stated after charging and crediting the following:

| | 2003 | 2002 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Charging: | | |
| Depreciation – owned property, plant and equipment | 75,152 | 76,573 |
| Loss on disposal of property, plant and equipment | 2,331 | 8,312 |
| Impairment of property, plant and equipment | – | 8,321 |
| Staff costs including directors' emoluments *(Note 10)* | 88,828 | 89,212 |
| Contributions to retirement schemes *(Note 22)* | 8,181 | 8,323 |
| Cost of inventories | 1,120,471 | 945,481 |
| Provision for inventory obsolescence | – | 10,462 |
| Provision for doubtful trade receivables | – | 22,701 |
| Provision for doubtful other receivables | 1,988 | 10,376 |
| Operating leases rental for land and buildings | 7,838 | 12,218 |
| Auditors' remuneration | 1,334 | 1,411 |
| Provisions for warranty *(Note 20)* | 19,415 | 18,137 |
| Research and development costs | 7,779 | 10,224 |
| Amortisation of intangible assets *(Note 11)* | | |
| – Goodwill | 680 | 680 |
| – Taxi Licenses | 351 | 537 |
| Crediting: | | |
| Net exchange gains | 3,161 | 3,433 |
| Reversal of provision for doubtful receivables | 16,559 | – |
| Reversal of write-down of inventories | 6,452 | 5,043 |
| Reversal of provision for inventory obsolescence | 3,579 | – |

## 5. FINANCE COSTS, NET

| | 2003 | 2002 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Interest on short-term bank loans | 33,308 | 39,205 |
| Interest income | (2,969) | (7,216) |
| Bank handling charges | 1,943 | 1,409 |
| | 32,282 | 33,398 |

## 6. TAXATION

No Hong Kong profits tax has been provided as the Group did not have any assessable profit under Hong Kong profits tax. PRC enterprise income tax has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the respective jurisdictions.

| | 2003 | 2002 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Enterprise income tax | 6,506 | 3,237 |

The taxation on the Group's loss before taxation differs from the theoretical amount that would arise using the taxation rate of the home country of the Company as follows:

| | 2003 | 2002 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Loss before taxation | (67,626) | (239,883) |
| Calculated at the PRC statutory tax rate of 33% (2002: 33%) | (22,316) | (79,161) |
| Effect of different tax rates | 15,382 | 14,781 |
| Expenses not deductible for taxation purposes | 7 | 13 |
| Unrecognised deferred tax assets | 13,433 | 67,604 |
| Taxation charge | 6,506 | 3,237 |

The unprovided deferred taxation as at 31st December 2003 was detailed in Note 25.

## 7. LOSS ATTRIBUTABLE TO SHAREHOLDERS

The loss attributable to shareholders is dealt with in the accounts of the Company to the extent of HK$61,124,000 (2002: HK$261,658,000).

## 8. DIVIDENDS

The directors do not recommend the payment of a dividend for the year ended 31st December 2003 (2002: Nil).

## 9. LOSS PER SHARE

The calculations of basic and diluted loss per share are based on Group's loss attributable to shareholders of HK$76,976,000 (2002: HK$250,359,000)

The basic loss per share is based on the weighted average number of 1,382,030,711 (2002: 1,381,727,588) ordinary shares in issue during the year.

The diluted loss per share is based on 1,383,854,099 (2002: 1,383,094,294) ordinary shares which is the weighted average number of ordinary shares in issue during the year plus the weighted average number of 1,823,388 (2002: 1,366,706) ordinary shares deemed to be issued at the agreed exercise prices as if all outstanding share options had been exercised.

## 10. DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS

### (a) Directors' emoluments

The aggregate amounts of emoluments payable to directors of the Company during the year are as follows:

| | **2003**<br>*HK$'000* | **2002**<br>*HK$'000* |
|---|---|---|
| Fees | 150 | 177 |
| Other emoluments: | | |
| Basic salaries, housing allowances, other allowances and benefits in kind | 3,301 | 4,405 |
| Discretionary bonuses | – | 82 |
| Contributions to pension schemes for directors (and past directors) | 93 | 71 |
| | 3,544 | 4,735 |

Directors' fees disclosed above include HK$150,000 (2002: HK$150,000) paid to independent non-executive directors.

The emoluments of the directors fell within the following bands:

| **Emolument bands** | **Number of directors**<br>**2003** | <br>**2002** |
|---|---|---|
| Nil – HK$1,000,000 | 7 | 7 |
| HK$1,000,001 – HK$1,500,000 | 1 | – |
| HK$1,500,001 – HK$2,000,000 | 1 | 1 |
| HK$2,000,001 – HK$2,500,000 | – | 1 |

None of the directors waived the right to receive emoluments during the years ended 31st December 2002 and 2003.

**(b) Five highest paid individuals**

The five individuals whose emoluments were the highest in the Group for the year include two (2002: three) directors whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining three (2002: two) individuals during the year are as follows:

| | **2003** | **2002** |
|---|---:|---:|
| | *HK$'000* | *HK$'000* |
| Basic salaries, housing allowances, other allowances and benefits in kind | 1,359 | 1,061 |
| Contribution to pension schemes | 259 | 138 |
| | 1,618 | 1,199 |

The emoluments of the remaining three (2002: two) individuals fell within the following bands:

| | **Number of individuals** | |
|---|---:|---:|
| **Emolument bands** | **2003** | **2002** |
| Nil – HK$1,000,000 | 3 | 2 |

## 11. INTANGIBLE ASSETS

**Group**

| | Goodwill | Taxi licences | Total |
|---|---:|---:|---:|
| | *HK$'000* | *HK$'000* | *HK$'000* |
| Year ended 31st December 2003 | | | |
| Opening net book amount | 4,761 | 5,855 | 10,616 |
| Amortisation charges *(Note 4)* | (680) | (351) | (1,031) |
| Closing net book amount | 4,081 | 5,504 | 9,585 |
| At 31st December 2003 | | | |
| Cost | 6,801 | 6,506 | 13,307 |
| Accumulated amortisation | (2,720) | (1,002) | (3,722) |
| Net book amount | 4,081 | 5,504 | 9,585 |
| At 31st December 2002 | | | |
| Cost | 6,801 | 6,506 | 13,307 |
| Accumulated amortisation | (2,040) | (651) | (2,691) |
| Net book amount | 4,761 | 5,855 | 10,616 |

## 12. PROPERTY, PLANT AND EQUIPMENT

### (a) Group

| | Investment properties HK$'000 | Construction-in-progress HK$'000 | Land and buildings HK$'000 | Plant and machinery HK$'000 | Furniture, fixtures and electronic equipment HK$'000 | Motor vehicles HK$'000 | Computer equipment HK$'000 | Moulds and other equipment HK$'000 | Total HK$'000 |
|---|---|---|---|---|---|---|---|---|---|
| Cost or valuation: | | | | | | | | | |
| At 1st January 2003 | 168,000 | 1,789 | 259,297 | 564,674 | 62,595 | 19,049 | 15,490 | 177,226 | 1,268,120 |
| Additions | - | 13,260 | 9,267 | 8,540 | 2,593 | 1,319 | 521 | 5,015 | 40,515 |
| Transfers | - | (12,635) | (82) | 4,073 | 7,700 | 160 | - | 784 | - |
| Disposals | - | - | (122) | (41,071) | (516) | (2,947) | - | - | (44,656) |
| Foreign exchange adjustments | - | (61) | (1,205) | (2,710) | (228) | (92) | (107) | (959) | (5,362) |
| At 31st December 2003 | 168,000 | 2,353 | 267,155 | 533,506 | 72,144 | 17,489 | 15,904 | 182,066 | 1,258,617 |
| Representing: | | | | | | | | | |
| At cost | - | 2,353 | 267,155 | 533,506 | 72,144 | 17,489 | 15,904 | 182,066 | 1,090,617 |
| At valuation | 168,000 | - | - | - | - | - | - | - | 168,000 |
| | 168,000 | 2,353 | 267,155 | 533,506 | 72,144 | 17,489 | 15,904 | 182,066 | 1,258,617 |
| Accumulated depreciation and impairment: | | | | | | | | | |
| At 1st January 2003 | - | (550) | (62,288) | (280,753) | (35,031) | (12,956) | (3,138) | (103,742) | (498,458) |
| Charge for the year | - | - | (12,274) | (37,580) | (5,459) | (1,342) | (3,060) | (15,437) | (75,152) |
| Disposals | - | - | 7 | 39,765 | 393 | 2,160 | - | - | 42,325 |
| Foreign exchange adjustments | - | - | 178 | 664 | 432 | 75 | 56 | 445 | 1,850 |
| At 31st December 2003 | - | (550) | (74,377) | (277,904) | (39,665) | (12,063) | (6,142) | (118,734) | (529,435) |
| Net book value: | | | | | | | | | |
| At 31st December 2003 | 168,000 | 1,803 | 192,778 | 255,602 | 32,479 | 5,426 | 9,762 | 63,332 | 729,182 |
| At 31st December 2002 | 168,000 | 1,239 | 197,009 | 283,921 | 27,564 | 6,093 | 12,352 | 73,484 | 769,662 |

**(b) Company**

| | Furniture, fixtures and electronic equipment *HK$'000* | Motor vehicles *HK$'000* | Total *HK$'000* |
|---|---|---|---|
| Cost: | | | |
| At 1st January 2003 | 686 | 1,869 | 2,555 |
| Additions | 13 | – | 13 |
| Disposals | (28) | – | (28) |
| At 31st December 2003 | 671 | 1,869 | 2,540 |
| Accumulated depreciation: | | | |
| At 1st January 2003 | (394) | (1,637) | (2,031) |
| Charge for the year | (105) | (113) | (218) |
| Disposals | 14 | – | 14 |
| At 31st December 2003 | (485) | (1,750) | (2,235) |
| Net book value: | | | |
| At 31st December 2003 | 186 | 119 | 305 |
| At 31st December 2002 | 292 | 232 | 524 |

(c) The Group's land and buildings were held under leases of 50 years and were located outside Hong Kong.

**(d) Investment properties**

The investment properties represent 11 floors and 12 car parking spaces in Guo Xin Building, located in Guangzhou, the PRC, with lease terms of 50 years.

The investment properties were revalued every 3 years. The investment properties amounted to approximately $168,000,000 (2002: $168,000,000) were revalued at 31st December 2001 by Vigers Hong Kong Limited, independent qualified valuers. The deficit on revaluation was offset against the property revaluation reserve.

The directors are of the opinion that the carrying value of the investment properties as at 31st December 2003 approximated the open market value.

At 31st December 2003, property, plant and equipment with net book value of approximately HK$245,975,000 (2002: HK$95,916,000) were pledged as security for the Group's short-term bank loans.

## 13. INVESTMENTS IN SUBSIDIARIES

| | Company | |
|---|---|---|
| | 2003 | 2002 |
| | *HK$'000* | *HK$'000* |
| Unlisted equity interests, at cost | 30,997 | 20,997 |
| Due from subsidiaries | 583,000 | 586,843 |
| | 613,997 | 607,840 |
| Less: Provision | (302,225) | (248,160) |
| | 311,772 | 359,680 |

The amounts due from subsidiaries are interest-free and are not repayable within the next twelve months.

The particulars of the significant subsidiaries at 31st December 2003 are:

| Name | Place of incorporation/ establishment and kind of legal entity | Principal activities and place of operation | Particulars of issued share capital/ registered capital | Effective interest held |
|---|---|---|---|---|
| DIRECTLY HELD: | | | | |
| China Refrigeration Industry Co., Ltd. ("China Refrigeration") | PRC, limited liability company | Manufacture and sale of refrigerators in the PRC | Registered capital US$10,000,000 | 95% |
| Hualing Technology Limited | Hong Kong, limited liability company | Investment holding in Hong Kong | 10 ordinary shares of HK$1 each | 100% |
| Hualing Investments Limited | Hong Kong, limited liability company | Investment holding in Hong Kong | 2 ordinary shares of HK$1 each | 100% |
| Hualing International Limited | Hong Kong, limited liability company | Trading in Hong Kong | 2 ordinary shares of HK$1 each | 100% |
| Hualing Refrigerant Engineering Limited | Hong Kong, limited liability company | Investment holding in Hong Kong | 2 ordinary shares of HK$1 each | 100% |
| Hualing (Far East) Limited | British Virgin Islands, limited liability company | Investment holding in Hong Kong | 1 ordinary share of US$1 | 100% |
| Hualing (Guangzhou) Electrical Appliances Co., Ltd. ("Hualing Appliances") | PRC, limited liability company | Distribution of HUALING brand products in the PRC | Registered capital HK$10,000,000 | 100% |

| Name | Place of incorporation/ establishment and kind of legal entity | Principal activities and place of operation | Particulars of issued share capital/ registered capital | Effective interest held |
|---|---|---|---|---|
| INDIRECTLY HELD: | | | | |
| Hualing Air-conditioning & Equipment Co., Ltd. | PRC, limited liability company | Manufacture and sale of air-conditioners and electronic appliances in the PRC | Registered capital US$20,000,000 | 100% |
| Guangzhou Hualing Electrical Household Appliance Enterprise Co., Ltd. ("Hualing Household") | PRC, limited liability company | Distribution of HUALING brand products in the PRC | Registered capital RMB3,000,000 | 95.5% |
| Hefei Hualing Electrics Co., Ltd. | PRC, limited liability company | Manufacture and sale of mini-refrigerators in the PRC | Registered capital HK$74,260,000 | 50.05% |
| Guangzhou Hualing Refrigeration Co., Ltd. | PRC, limited liability company | Manufacture and sale of refrigerators in the PRC | Registered capital US$1,441,715 | 96.25% |
| Growth Plus Properties Ltd. | British Virgin Islands, limited liability company | Investment holding in the British Virgin Islands | 1 ordinary share of US$1 | 100% |
| China Appliances.com Limited | British Virgin Islands, limited liability company | Investment holding in the British Virgin Islands | 1 ordinary share of US$1 | 100% |
| Chengdu Hualing Electrical Household Appliance Co., Ltd. | PRC, limited liability company | Distribution of HUALING brand products in the PRC | Registered capital RMB2,500,000 | 99.77% |
| Guangzhou Hualing Property Management Co., Ltd. | PRC, limited liability company | Property management in the PRC | Registered capital RMB1,100,000 | 95.5% |
| Guangzhou Hualing Shopping Mall Co., Ltd. | PRC, limited liability company | Distribution of HUALING brand products in the PRC | Registered capital RMB500,000 | 95.5% |
| Guangzhou Ma Hui Hualing Taxi | PRC, limited liability company | Taxi licence leasing in the PRC | Registered capital RMB2,000,000 | 57% |
| Hualing Technology (Investment) Limited | British Virgin Islands, limited liability company | Investment holding in the British Virgin Islands | 1 ordinary share of US$1 | 100% |
| Henan Hualing Electrical Household Appliance Co., Ltd. | PRC, limited liability company | Distribution of HUALING brand products in the PRC | Registered capital RMB5,000,000 | 99.55% |
| Chongqing Shuigang Hualing Electrical Household Appliance Co., Ltd. | PRC, limited liability company | Distribution of HUALING brand products in the PRC | Registered capital RMB3,000,000 | 99.77% |
| Guangdong Hualing Commercial Air-conditioning Equipment Co., Ltd. | PRC, limited liability company | Manufacture and sale of air-conditioners in the PRC | Registered capital RMB30,000,000 | 100% |

## 14. INTERESTS IN ASSOCIATED COMPANIES

| | Group | |
|---|---|---|
| | **2003** | **2002** |
| | *HK$'000* | *HK$'000* |
| Share of net assets | 29,063 | 30,260 |
| Investments at cost: | | |
| Unlisted equity interests, at cost | 39,760 | 39,760 |

The particulars of the principal associated companies at 31st December 2003 are as follows:

| Name | Place incorporation/ establishment and kind of legal entity | Principal activities | Particulars of registered capital | Effective interest held indirectly |
|---|---|---|---|---|
| Xi'an Dongling Refrigerating Compressors Co., Ltd. ("Xi'an Dongling") | PRC, limited liability company | Manufacture and sale of refrigerator compressors | Registered capital US$18,670,000 | 25% |
| Guangzhou Hualing Polyfoam Co., Ltd. ("Hualing Polyfoam") | PRC, limited liability company | Manufacture and sale of polyfoam products | Registered capital US$1,000,000 | 19% |
| Beijing Wide Vision Network Co., Ltd. | PRC, limited liability company | Manufacture and sale of computer hardware and telecommunication equipment | Registered capital RMB3,000,000 | 33% |

All associated companies in the PRC are sino-foreign equity joint ventures.

## 15. INVENTORIES

| | Group | |
|---|---|---|
| | **2003** | **2002** |
| | *HK$'000* | *HK$'000* |
| Raw materials | 210,419 | 182,545 |
| Work-in-progress | 36,867 | 13,082 |
| Finished goods | 302,614 | 200,969 |
| | 549,900 | 396,596 |

At 31st December 2003, the carrying amount of inventories that are carried at net realisable value amounted to HK$22,128,000 (2002: HK$22,640,000).

## 16. TRADE AND OTHER RECEIVABLES

| | Group | | Company | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| Trade receivables *(Note (a))* | 246,949 | 132,460 | – | – |
| Notes receivable *(Note (b))* | 31,490 | 48,283 | – | – |
| Prepayments and other receivables | 92,065 | 68,311 | 409 | 445 |
| | 370,504 | 249,054 | 409 | 445 |

(a) No standard credit term policy was adopted by the Group as the credit terms granted by the Group varied towards different customers. At 31st December 2003, the ageing analysis of the trade receivables was as follows:

| | Group | | Company | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| Within 1 year | 226,552 | 120,601 | – | – |
| In the second year | 14,750 | 11,859 | – | – |
| Over 2 years | 5,647 | – | – | – |
| | 246,949 | 132,460 | – | – |

**(b) Notes receivable**

The balance represents bank acceptance notes with maturity periods within six months.

## 17. PREPAID VALUE-ADDED TAX

Hualing Household and Hualing Appliances have paid input value-added taxes to the State Tax Bureau for the finished goods purchased from China Refrigeration. In accordance with the relevant PRC tax regulations, these value-added taxes can be offset with the output value-added taxes arising from the sales in the future but are not refundable.

## 18. TRADE AND OTHER PAYABLES

| | Group | | Company | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| Trade payables (Note (a)) | 564,656 | 262,081 | – | – |
| Provision for staff welfare and bonus | 8,398 | 12,688 | 8,163 | 7,712 |
| Accruals | 25,662 | 107,331 | – | – |
| Advances from customers | 115,616 | 107,866 | – | – |
| Notes payable (Note (b)) | 280,234 | 60,550 | – | – |
| Payable for property, plant and equipment | 13,128 | 32,173 | – | – |
| Others | 33,647 | 30,115 | 1,227 | 295 |
| | 1,041,341 | 612,804 | 9,390 | 8,007 |

(a) At 31st December 2003, the ageing analysis of the trade payables was as follows:

| | Group | | Company | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| Within 1 year | 543,774 | 235,266 | – | – |
| In the second year | 18,628 | 22,042 | – | – |
| Over 2 years | 2,254 | 4,773 | – | – |
| | 564,656 | 262,081 | – | – |

(b) Notes payable

The balance represents bank acceptance notes issued by the Group with maturity periods of less than six months. At 31st December 2003, the notes payable were pledged by bank deposits of approximately HK$128,059,000 (2002: Nil).

## 19. TAXES PAYABLE

| | Group | |
|---|---|---|
| | 2003 | 2002 |
| | *HK$'000* | *HK$'000* |
| Value-added tax | 1,150 | 20,568 |
| PRC enterprise income tax | 326 | 4,880 |
| Others | 272 | 366 |
| | 1,748 | 25,814 |

## 20. PROVISIONS FOR WARRANTY

The movement of warranty provision was analysed as follows:

| | Group | |
|---|---|---|
| | **2003** | **2002** |
| | *HK$'000* | *HK$'000* |
| At 1st January 2003 | 16,110 | 7,930 |
| Charges for the year (Note 4) | 19,415 | 18,137 |
| Less: Amounts utilised | (18,126) | (9,957) |
| At 31st December 2003 | 17,399 | 16,110 |

Hualing Appliances, provides free repair and replacement services ranging from one year to three years after sales. The cost of the warranty obligation under which Hualing Appliances agrees to remedy defects in its products is accrued at the time the related sales are recognised. As at 31st December 2003, the Group had provided for expected warranty claims on household electrical appliance items sold.

## 21. BANK LOANS

| | Group | |
|---|---|---|
| | **2003** | **2002** |
| | *HK$'000* | *HK$'000* |
| Short-term bank loans, secured | 510,637 | 491,876 |
| Long-term bank loans | 28,151 | 38,592 |
| | 538,788 | 530,468 |

At 31st December 2003, the Group's bank loans were repayable as follows:

| | **2003** | **2002** |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Within one year | 510,637 | 491,876 |
| In the second year | 28,151 | 38,592 |
| | 538,788 | 530,468 |

Interests of the bank loans are charged on the outstanding balances at interest rates ranging from 3.69% to 5.84% per annum (2002: 5.31% to 7.02% per annum).

Property, plant and equipment with net book value of approximately HK$245,975,000 (2002: HK$95,916,000) have been pledged as security for the Group's short-term bank loans.

Subsequent to year-end, short-term bank loans of approximately HK$196,000,000 have been renewed and will be due for repayments in 2005.

## 22. PENSIONS

The Group has arranged for its Hong Kong employees to join the Mandatory Provident Fund Scheme (the "MPF Scheme"), a defined contribution scheme managed by an independent trustee. Under the MPF Scheme, each of the group companies (the employer) and its employees make monthly contributions to the scheme at 5% of the employees' earnings as defined under the Mandatory Provident Fund legislation. The contributions from each of the employer and employees are subject to a cap of HK$1,000 per month and thereafter contributions are voluntary. For the year ended 31st December 2003, no contribution was forfeited.

The Company's subsidiaries established in the PRC participate in the local retirement schemes of the PRC. Pursuant to the relevant regulations, the Group is currently required to make a monthly contribution equivalent to 15% to 28% of the monthly salaries in respect of its full-time and temporary employees. The aggregate amount of the Group's contributions (net of forfeited contributions) for the year ended 31st December 2003 amounted to approximately HK$8,181,000 (2002: HK$8,323,000).

## 23. SHARE CAPITAL AND SHARE OPTIONS

### (a) Share capital

| | **Authorised Ordinary shares of HK$0.1 each** | |
|---|---|---|
| | *Number of shares ('000)* | *HK$'000* |
| At 31st December 2003 and 2002 | 1,600,000 | 160,000 |

| | **Issued and fully paid Ordinary shares of HK$0.1 each** | |
|---|---|---|
| | *Number of shares ('000)* | *HK$'000* |
| At 1st January 2002 | 1,380,516 | 138,052 |
| Exercise of share options | 1,360 | 136 |
| At 31st December 2002 | 1,381,876 | 138,188 |
| Exercise of share options *(Note 23(b))* | 160 | 16 |
| At 31st December 2003 | 1,382,036 | 138,204 |

### (b) Share options

The share option scheme adopted by the Company on 26th November 1993 ("1993 Share Option Scheme") expired on 25th November 2003. A new share option scheme ("2003 Share Option Scheme") was approved by the shareholders at the Extraordinary General Meeting on 27th June 2003 and was adopted thereafter. 1993 Share Option Scheme was terminated immediately upon the adoption of 2003 Share Option Scheme. The options granted under 1993 Share Option Scheme will remain in force and effect.

Pursuant to 1993 Share Option Scheme, for incentive purpose, the Company is authorised to grant options to executive directors and employees of the Group to subscribe for shares in the Company, subject to a maximum of (i) 20% of the issued share capital of the Company in issue as at 25th June 1999 plus (ii) the nominal amount of share capital of the Company repurchased by the Company subsequent to the amendments up to a maximum equivalent of 10% of the aggregate nominal amount of the share capital of the Company in issue, excluding shares issued on exercise of options. The subscription price would be determined by the directors, and would not be less than the higher of the nominal value of the shares and 80% of the average of the closing prices of the shares quoted on The Stock Exchange of Hong Kong Limited ("HKSE") on the five trading days immediately preceding the date of offer of the option. An option may be exercised under 1993 Share Option Scheme at any time during the period commencing on the date upon which such option is deemed be granted and accepted.

Due to the expiration of 1993 Share Option Scheme, and to be in line with Chapter 17 (Share Option Schemes) of the Listing Rules, the Company terminated 1993 Share Option Scheme and adopted 2003 Share Option Scheme on 27th June 2003 as follows:

The purpose of the 2003 Share Option Scheme is for the Company to attract, retain and motivate talented participants to strive for future developments and expansion of the Group and to provide the Company with a flexible means of giving incentive to, rewarding, remunerating, compensating and/or providing benefits to the participants. Eligible participants of the 2003 Share Option Scheme include the directors (including executive directors and non-executive directors) or employees of the Group, consultants or advisors of the Group, substantial shareholders or employees of substantial shareholders of the Company, associates of directors or chief executives or substantial shareholders of the Company, employees or directors of suppliers or customers of the Group, discretionary objects of a discretionary trust established by employees or directors of the Group, as to be determined by the board at its absolute discretion within the above categories.

The maximum numbers of shares which may be issued upon the exercise of all outstanding options granted and yet to be exercised under 2003 Share Option Scheme and any other share option schemes adopted by the Company must not in aggregate exceed 30% of the shares in issue from time to time. The total number of shares which may be issued upon the exercise of all options to be granted under the 2003 Share Option Scheme and any other share option schemes of the Company must not in aggregate exceed 10% of the shares of the Company in issue as at 27th June 2003, but the Company may seek approval of its shareholders in general meeting to refresh the 10% limit under 2003 Share Option Scheme. As at 31st December 2003, the Company had outstanding 6,960,000 share options which were all granted under 1993 Share Option Scheme and the total number of shares issuable for options was 138,203,640. It represented 10% of the Company's shares in issue as at 27th June 2003.

The total number of shares issued and to be issued upon exercise of the share options granted under 2003 Share Option Scheme and any other share option schemes of the Company to each participant in any 12-month period up to the date of grant must not exceed 1% of the shares in issue at the date of grant. Any further grant of share options in excess of this limit is subject to the approval of shareholders in general meeting of the Company.

Share options granted under the 2003 Share Option Scheme to director, chief executive or substantial shareholder of the Company, or to any of their associates, are subject to approval of the independent non-executive directors of the Company (excluding any independent non-executive director who is also the grantee of the options). In addition, any share options granted to a substantial shareholder or an independent non-executive director of the Company, or to any of their associates, in excess of 0.1% of the shares of the Company in issue at any time or with an

aggregate value (based on the closing price of the Company's shares at the date of each grant) in excess of HK$5,000,000, within any 12-month period up to and including the date of such grant, are subject to shareholders' approval in general meeting of the Company.

The exercise price of the share options will be at least the highest of (i) the closing price of the Company's shares as stated in daily quotations sheet of HKSE on the date of the offer for grant, which must be a business day; (ii) the average closing price of the Company's shares as stated in HKSE's daily quotations sheet for the five business days immediately preceding the date of the offer for grant, which must be a business day; and (iii) the nominal value of the share.

The share options granted may be exercised at any time during the period commencing immediately after the date on which the option is deemed to be granted and accepted and expiring on a date to be determined and notified by the board of directors which shall not be more than 10 years from the date on which the share option is deemed to be granted and accepted. 2003 Share Option Scheme shall be valid and effective for a period of 10 years commencing on 27th June 2003.

No share options were granted, cancelled or lapsed under the share option schemes of the Company during the year.

Movements of the share options granted under the 1993 Share Option Scheme during the year are as follows:

| Name | Options held at 1st January 2003 | Options granted during the year | Options exercised during the year | Lapsed/ cancelled during the year | Options held at 31st December 2003 | Exercise price HK$ | Grant date | Exercisable from | Exercisable until |
|---|---|---|---|---|---|---|---|---|---|
| Directors: | | | | | | | | | |
| Zhang Xin Hua | 800,000 | – | – | – | 800,000 | 0.930 | 30/9/1997 | 30/9/1997 | 30/9/2007 |
| Lo Wing Sang, Vincent | 2,000,000 | – | – | – | 2,000,000 | 0.244 | 17/2/2000 | 17/2/2000 | 17/2/2010 |
| | 1,000,000 | – | – | – | 1,000,000 | 0.211 | 5/7/2000 | 5/7/2000 | 4/7/2010 |
| Chan Wai Dune | 2,000,000 | – | – | – | 2,000,000 | 0.244 | 17/2/2000 | 17/2/2000 | 17/2/2010 |
| | 1,000,000 | – | – | – | 1,000,000 | 0.211 | 5/7/2000 | 5/7/2000 | 4/7/2010 |
| Employees | 320,000 | – | (160,000) | – | 160,000 | 0.211 | 5/7/2000 | 5/7/2000 | 4/7/2010 |
| | 7,120,000 | – | (160,000) | – | 6,960,000 | | | | |

Exercise date was 13th January 2003. At the date before the options were exercised, the market value per share was HK$0.26.

Options exercised on 13th January 2003, resulted in 160,000 (2002: 1,360,000) shares being issued at HK$0.211 (2002: HK$0.244, HK$0.211 and HK$0.225 respectively), yielding proceeds after transaction costs (net of deferred income taxes) of HK$31,000 (2002: HK$300,000).

## 24. RESERVES

| | Share premium HK$'000 | General reserve fund HK$'000 | Enterprise expansion fund HK$'000 | Exchange reserve HK$'000 | Accumulated losses HK$'000 | Total HK$'000 |
|---|---|---|---|---|---|---|
| **(a) Group** | | | | | | |
| Balances as at 1st January 2002 | 509,219 | 33,477 | 16,958 | 28,497 | (44,526) | 543,625 |
| Issue of ordinary shares | 173 | – | – | – | – | 173 |
| Share issue expenses | (9) | – | – | – | – | (9) |
| Profit appropriation | – | 3,884 | – | – | (3,884) | – |
| Translation difference during the year | – | – | – | (158) | – | (158) |
| Loss attributable to shareholders | – | – | – | – | (250,359) | (250,359) |
| Balances as at 31st December 2002 | 509,383 | 37,361 | 16,958 | 28,339 | (298,769) | 293,272 |
| Issue of ordinary shares | 18 | – | – | – | – | 18 |
| Share issue expenses | (3) | – | – | – | – | (3) |
| Translation difference during the year | – | – | – | (977) | – | (977) |
| Loss attributable to shareholders | – | – | – | – | (76,976) | (76,976) |
| Balances as at 31st December 2003 | 509,398 | 37,361 | 16,958 | 27,362 | (375,745) | 215,334 |
| **(b) Company** | | | | | | |
| Balances as at 1st January 2002 | 509,219 | – | – | – | (20,585) | 488,634 |
| Issue of ordinary shares | 173 | – | – | – | – | 173 |
| Share issue expenses | (9) | – | – | – | – | (9) |
| Loss for the year | – | – | – | – | (261,658) | (261,658) |
| Balances as at 31st December 2002 | 509,383 | – | – | – | (282,243) | 227,140 |
| Issue of ordinary shares | 18 | – | – | – | – | 18 |
| Share issue expenses | (3) | – | – | – | – | (3) |
| Loss for the year | – | – | – | – | (61,124) | (61,124) |
| Balances as at 31st December 2003 | 509,398 | – | – | – | (343,367) | 166,031 |

(c) The Company's PRC subsidiaries are required to follow the laws and regulations of the PRC and their articles of association. These subsidiaries are required to provide for certain statutory funds, namely, general reserve fund and enterprise expansion fund, which are appropriated from net profit after taxation but before dividend distribution based on the local statutory accounts prepared in accordance with accounting principles and relevant financial regulations applicable to enterprises established in the PRC. These PRC subsidiaries are required to allocate at least 10% of its net profit to the reserve fund until the balance of such fund has reached 50% of its registered capital. Such appropriations are determined at the discretion of the directors. The general reserve fund can only be used, upon approval by the relevant authority, to offset accumulated deficit or increase capital.

## 25. DEFERRED TAXATION

Deferred taxation is calculated in full on temporary differences under the liability method using taxation rates applicable to the companies comprising the Group.

Temporary differences are mainly arising from:

| | 2003 | 2002 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Accumulated losses of some of the subsidiaries carried forward | 381,227 | 294,889 |
| Provisions for inventory obsolescence | 10,859 | 21,945 |
| Write down of inventory to net realisable value | 7,006 | 13,458 |
| Provisions for doubtful receivables | 46,646 | 104,562 |
| Others | 28,142 | 24,898 |
| | 473,880 | 459,752 |

The potential deferred tax assets not provided for in the accounts were as follows:

| | 2003 | 2002 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Accumulated losses of some of the subsidiaries carried forward | 123,349 | 95,591 |
| Provisions for inventory obsolescence | 1,801 | 3,389 |
| Write down of inventory to net realisable value | 1,724 | 2,673 |
| Provisions for doubtful receivables | 11,189 | 26,052 |
| Others | 8,041 | 4,966 |
| | 146,104 | 132,671 |

At the balance sheet date, there was no material unprovided deferred tax liabilities. Deferred tax assets arising from above temporary differences have not been recognised as it is uncertain that future taxable profit will be available against which the temporary differences can be utilised.

The expired date of deferred tax assets not provided as at 31st December 2003 is as follows:

| | 2003 | 2002 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Expire within 1 year | 8,481 | 3,183 |
| Expire in 1 – 2 years | 25,920 | 8,481 |
| Expire in 2 – 3 years | 24,977 | 25,920 |
| Expire in 3 – 4 years | 30,682 | 24,977 |
| Expire in 4 – 5 years | 30,517 | 30,682 |
| No expire date | 25,527 | 39,428 |
| | 146,104 | 132,671 |

According to Provisional Regulations on PRC Enterprise Income Tax No.11, tax losses of the PRC subsidiaries of the Group can be carried forward to offset future assessable profit for a period of 5 years.

## 26. CONSOLIDATED CASH FLOW STATEMENT

### (a) Reconciliation of operating loss to net cash inflow from operating activities:

| | 2003 | 2002 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Loss before taxation | (67,626) | (239,883) |
| Adjustments: | | |
| Depreciation | 75,152 | 76,573 |
| Amortisation of intangible assets | 1,031 | 1,217 |
| Share of losses of associated companies | 1,197 | 6,663 |
| Impairment of property, plant and equipment | – | 8,321 |
| Loss on disposals of property, plant and equipment | 2,331 | 8,312 |
| Provision for warranty | 1,289 | 8,180 |
| Provision for impairment in value for associated companies | – | 934 |
| Government subsidies | (4,847) | (3,026) |
| Interest income | (2,969) | (7,216) |
| Interest expense | 33,308 | 39,205 |
| Bank handling charges | 1,943 | 1,409 |
| Effect of foreign exchange translation | 2,535 | 122 |
| Operating profit/(loss) before working capital changes | 43,344 | (99,189) |
| (Increase)/decrease in inventories | (153,304) | 238,645 |
| Decrease in due from related companies | 477 | 2,441 |
| (Increase)/decrease in trade and other receivables | (121,450) | 135,981 |
| Increase in prepaid value-added taxes | (19,021) | (18,574) |
| Decrease in due to related companies | (9,060) | (1,559) |
| Increase/(decrease) in trade and other payables | 428,537 | (71,889) |
| Decrease in other taxes payable | (19,512) | (23,297) |
| Net cash inflow generated from operations | 150,011 | 162,559 |

**(b) Analysis of changes in financing during the year**

| | Share capital including premium | | Bank loans | | Minority interests | |
|---|---|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 | 2003 | 2002 |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| At 1st January | 647,571 | 647,271 | 530,468 | 535,074 | 41,334 | 34,095 |
| Minority interests' in share of loss and exchange reserves | – | – | – | – | 2,844 | 7,239 |
| Issue of ordinary shares | 34 | 309 | – | – | – | – |
| Share issue expenses | (3) | (9) | – | – | – | – |
| Proceeds from new borrowings | – | – | 571,630 | 533,986 | – | – |
| Repayment of loans | – | – | (563,310) | (538,592) | – | – |
| Cash injection by a minority shareholder | – | – | – | – | 7,174 | – |
| At 31st December | 647,602 | 647,571 | 538,788 | 530,468 | 51,352 | 41,334 |

## 27. CONTINGENT LIABILITIES

| | Group | | Company | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| Guarantees for bank loans of subsidiaries | – | – | – | 22,523 |
| Discounted letters of credit with recourse | 26,260 | – | – | – |
| Bills of exchange discounted/ endorsed with recourse | 1,385 | 155,056 | – | – |
| | 27,645 | 155,056 | – | 22,523 |

Management anticipates that no material liabilities will arise from the above bank and other guarantees which arose in the ordinary course of business.

## 28. COMMITMENTS

(a) Capital commitments for purchases of property, plant and equipment:

| | Group | |
|---|---|---|
| | **2003** | **2002** |
| | *HK$'000* | *HK$'000* |
| Contracted but not provided for | 4,140 | 6,802 |

(b) Commitments under operating leases

As at 31st December 2003, the Group had future aggregate minimum lease payments under non-cancellable operating leases for land and buildings as follows:

| | **2003** | **2002** |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Not later than one year | 8,837 | 4,012 |
| Later than one year and not later than five years | – | 5,935 |
| | 8,837 | 9,947 |

(c) The Company itself did not have any material commitments as at 31st December 2002 and 2003.

## 29. RELATED PARTY TRANSACTIONS

Save as disclosed elsewhere in this set of accounts, the material related party transactions are as follows:

(a) Balances with related companies:

| | Group | | Company | |
|---|---|---|---|---|
| | **2003** | **2002** | **2003** | **2002** |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| Due from related companies: | | | | |
| – Yungang Plastic Company Ltd. ("Yungang Plastic"), a company in which the Group had a 14.25% equity interest | 116 | 583 | – | – |
| – Hualing Polyfoam, an associated company | – | 10 | – | – |
| | 116 | 593 | – | – |

| | Group | | Company | |
|---|---|---|---|---|
| | **2003** | **2002** | **2003** | **2002** |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| Due to related companies | | | | |
| – Yungang Plastic | 1,497 | 8,124 | – | – |
| – Xi'an Dongling, an associated company | 4,674 | 5,602 | – | – |
| – Hualing Polyfoam | 2,621 | 2,034 | – | – |
| – Guangzhou Finance Company Limited ("Guangzhou Finance") * | 468 | 2,560 | 461 | 2,553 |
| | 9,260 | 18,320 | 461 | 2,553 |

* Guangzhou Finance, a wholly-owned subsidiary of Guangzhou International Trust and Investment Corporation ("GZITIC"), the former controlling shareholder of the Company.

The balances due from/to related companies are interest-free and are repayable on demand.

(b) Significant related party transactions, which were carried out in the normal course of the Group's business are as follows:

| | Group | |
|---|---|---|
| | **2003** | **2002** |
| | *HK$'000* | *HK$'000* |
| Purchases from Hualing Polyfoam | 4,612 | 5,638 |
| Purchases from and processing charges paid to Yungang Plastic | 1,931 | 9,297 |
| Purchases from Xi'an Dongling | 278 | 1,018 |
| | 6,821 | 15,953 |
| Sales to Yungang Plastic | 2,369 | – |

### 30. SUBSEQUENT EVENTS

On 30th January 2004, Able Profit Investment Limited. ("AP"), Profit Upsurge Limited ("PU"), a wholly owned subsidiary of AP, and the Company entered into a placing agreement with placing agents, pursuant to which AP and PU have agreed to place or procure the placing through the placing agents of 80,000,000 placing shares and 120,000,000 placing shares respectively, to not less than six third-party investors, at a placing price of HK$0.40 per placing share. At the same time, AP, PU and the Company entered into a subscription agreement, pursuant to which AP and PU have conditionally agreed to subscribe, or procure whom they may direct, to subscribe for 80,000,000 and 120,000,000 subscription shares respectively at a price of HK$0.40 per subscription share.

The placing shares and the subscription shares represent approximately 14.47% of the existing issued share capital of the Company or approximately 12.64% of the issued share capital of the Company as enlarged by the subscription. The placing and the subscription were completed on 13th February 2004. The net proceeds from the subscription of approximately HK$77,000,000 have been received by the Company and will be used to increase production capacity and as general working capital of the Group.

### 31. ULTIMATE HOLDING COMPANY

The shares of the Company held by GZITIC, the former ultimate holding company, were transferred to Guangzhou International Group Co., Limited ("GIG") on 29th May 2003. The directors regard GIG, a company incorporated in the PRC, as being the ultimate holding company from 29th May 2003 onwards.

### 32. APPROVAL OF ACCOUNTS

The accounts were approved by the board of directors on 22nd April 2004."

## INTERIM RESULTS

*The following is the unaudited consolidated interim results of the Group for the six months ended 30 June 2004 together with the comparative figures for the corresponding period in 2003 extracted from the latest interim report of the Company:*

### Condensed Consolidated Profit and Loss Account

| | | Six months ended 30 June | |
|---|---|---|---|
| | | **2004** | **2003** |
| | | **(Unaudited)** | **(Unaudited)** |
| | *Note* | *HK$'000* | *HK$'000* |
| Turnover | 2 | 1,199,522 | 909,857 |
| Cost of sales | | (1,070,437) | (798,299) |
| Gross profit | | 129,085 | 111,558 |
| Other revenues | 3 | 14,898 | 21,718 |
| Distribution costs | | (101,005) | (81,778) |
| Administrative expenses | | (58,115) | (63,385) |
| Other operating expenses | | (5,019) | (732) |
| Operating loss | 4 | (20,156) | (12,619) |
| Finance costs | | (14,180) | (12,920) |
| Share of losses of associates | | (1,684) | (301) |
| Loss before taxation | | (36,020) | (25,840) |
| Taxation | 5 | (2,117) | (1,307) |
| Loss after taxation | | (38,137) | (27,147) |
| Minority interests | | (6,488) | (452) |
| Loss attributable to shareholders | | (44,625) | (27,599) |
| Losses per share | | | |
| – basic | 7 | (2.8) cents | (2.0) cents |
| – diluted | 7 | (2.8) cents | N/A |

*Note:* There are no extraordinary / exceptional items which are separately disclosed as required by the accounting standards generally accepted in Hong Kong.

## Notes to Unaudited Condensed Financial Statements

### 1. PRINCIPAL ACCOUNTING POLICIES AND BASIS OF PREPARATION

These condensed consolidated interim financial statements ("interim financial statements") are prepared in accordance with Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants and with the applicable disclosure requirement of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

These interim financial statements have not been audited by the Company's auditors but have been reviewed by the Company's Audit Committee.

The accounting policies and methods of computation used in the preparation of these condensed interim accounts are consistent with those used in the 2003 annual accounts.

### 2. TURNOVER AND SEGMENT INFORMATION

Substantially all turnover of the Group is attributable to the sales of household electrical appliances.

An analysis of the Group's turnover and contribution to operating loss by products are summarized as follows:

| | **Turnover** | | **Contribution to operating profit/(loss)** | |
|---|---|---|---|---|
| | **Six months ended** | | **Six months ended** | |
| | **30 June 2004 (Unaudited)** *HK$'000* | **30 June 2003 (Unaudited)** *HK$'000* | **30 June 2004 (Unaudited)** *HK$'000* | **30 June 2003 (Unaudited)** *HK$'000* |
| Sales of refrigerators *(Note 1)* | 164,477 | 186,439 | (22,296) | (22,183) |
| Sales of air-conditioners *(Note 2)* | 834,055 | 564,587 | (4,575) | 12,506 |
| Sales of mini-refrigerators *(Note 3)* | 200,990 | 158,831 | 14,738 | 2,253 |
| Others | – | – | (8,023) | (5,195) |
| | 1,199,522 | 909,857 | (20,156) | (12,619) |

*Note 1*: Analysis of sales of refrigerators into domestic sales in the PRC and export sales outside the PRC is as follows:

| | **Six months ended** | |
|---|---|---|
| | **30 June 2004 (Unaudited)** *HK$'000* | **30 June 2003 (Unaudited)** *HK$'000* |
| Domestic sales in the PRC | 128,273 | 163,178 |
| Export sales outside the PRC | | |
| Europe | 24,857 | 11,001 |
| America | 119 | 259 |
| Asia-Pacific | 10,924 | 11,905 |
| Africa | 304 | 96 |
| Total export sales | 36,204 | 23,261 |
| Total | 164,477 | 186,439 |

*Note 2*: Analysis of sales of air-conditioners into domestic sales in the PRC and export sales outside the PRC is as follows:

| | Six months ended | |
|---|---|---|
| | **30 June 2004** | **30 June 2003** |
| | **(Unaudited)** | **(Unaudited)** |
| | *HK$'000* | *HK$'000* |
| Domestic sales in the PRC | 427,737 | 233,361 |
| Export sales outside the PRC | | |
| Europe | 212,013 | 167,107 |
| America | 74,987 | 116,877 |
| Asia-Pacific | 56,536 | 46,563 |
| Mid-east | 61,024 | – |
| Africa | 1,758 | 679 |
| Total export sales | 406,318 | 331,226 |
| Total | 834,055 | 564,587 |

*Note 3*: Analysis of sales of mini-refrigerators into domestic sales in the PRC and export sales outside the PRC is as follows:

| | Six months ended | |
|---|---|---|
| | **30 June 2004** | **30 June 2003** |
| | **(Unaudited)** | **(Unaudited)** |
| | *HK$'000* | *HK$'000* |
| Domestic sales in the PRC | 42,512 | 54,201 |
| Export sales outside the PRC | | |
| Europe | 53,883 | 6,961 |
| America | 60,221 | 44,184 |
| Asia-Pacific | 42,789 | 51,123 |
| Africa | 1,585 | 2,362 |
| Total export sales | 158,478 | 104,630 |
| Total | 200,990 | 158,831 |

## 3. OTHER REVENUES

| | Six months ended | |
|---|---|---|
| | 30 June 2004 (Unaudited) *HK$'000* | 30 June 2003 (Unaudited) *HK$'000* |
| Rental Income | 2,002 | 4,016 |
| Write-back of provision for obsolete stock | 2,508 | – |
| Write-back of provision for doubtful debts | – | 8,900 |
| Government subsidies | 1,154 | 2,215 |
| Sales of scrap material | 6,872 | 5,362 |
| Others | 2,362 | 1,225 |
| | 14,898 | 21,718 |

## 4. OPERATING LOSS

| | Six months ended | |
|---|---|---|
| | 30 June 2004 (Unaudited) *HK$'000* | 30 June 2003 (Unaudited) *HK$'000* |
| Operating loss is stated after charging the following: | | |
| Depreciation on fixed assets | 34,762 | 36,452 |
| Amortisation of goodwill | 340 | 340 |
| Interest on borrowings | 15,859 | 17,465 |

## 5. TAXATION

No Hong Kong profits tax has been provided as the Group did not have any assessable income under Hong Kong Profit Tax. Overseas taxation has been calculated on the estimated assessable profit for the Period as the rate prevailing in the respective jurisdictions.

| | For the Six months ended | |
|---|---|---|
| | 30 June 2004 (Unaudited) *HK$'000* | 30 June 2003 (Unaudited) *HK$'000* |
| PRC enterprise income tax | 2,117 | 1,307 |

## 6. INTERIM DIVIDEND

The directors do not recommend any payment of interim dividends for the Period (2003: nil).

## 7. LOSSES PER SHARE

The calculation of basic losses per share is based on the unaudited losses for the Period of HK$44,625,000 (2003: HK$27,599,000) and on the weighted average number of 1,568,849,595 shares (2003: 1,382,025,800 shares) in issue during the Period.

Diluted losses per share for the period is computed by number of 1,569,371,336 shares (2003: No diluted effect).

## STATEMENT OF INDEBTEDNESS

As at 31 October 2004, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this Offeree Document, the Group had banking facilities of approximately HK$840,123,000, for overdraft, bank borrowings and trade financing. As at this latest practicable date, approximately HK$776,008,000 was utilized. Property, plant and equipment with net book value of approximately HK$139,066,000 and letter of credit of approximately HK61,471,000 was pledged as security for the Group's short term bank loans.

Save as disclosed in this section and apart from intra-group liabilities, the Group did not have outstanding at the close of business on 31 October 2004 any mortgages, charges, debentures or loan capital issued and outstanding or agreed to be issued, bank loans, and overdrafts or other similar indebtedness, liabilities under acceptances or acceptance credits, hire purchases or finance lease commitments, guarantees or material contingent liabilities.

For the ten months ended 31 October 2004, capital commitments for purchase of properties, plants and equipment were approximately HK$65,535,000, in which approximately HK$56,793,000 were contracted after the year ended 31 December 2003.

As at 31 October 2004, the contingent liabilities arose from lawsuits were approximately HK$1,989,000.

Save as disclosed in this section, the Directors are not aware of any material adverse change in the Group's indebtedness and contingent liabilities since 31 December 2003.

## MATERIAL CHANGE

Save for:

(a) the net proceeds of approximately HK$77 million from the subscription of 200,000,000 new Shares by the Vendor and Profit Upsurge Limited on 30 January 2004;

(b) based on the interim results of the Group for the six months ended 30 June 2004, the Group recorded an unaudited turnover derived from the Group's business of approximately HK$1,199,522,000 and an unaudited net loss of approximately HK$44,625,000 for the six months ended 30 June 2004. The interim results are, however, subject to audit and therefore may be subject to adjustments upon audit and/or changes as a result of any subsequent events which may arise after the Latest Practicable Date;

(c) pursuant to two land use right transfer agreements both dated 6 July 2004 entered into between 中國雪櫃實業有限公司 (China Refrigeration Industry Co., Ltd.*) ("**China Refrigeration**") and 廣州白雲機電工業公司 (Guangzhou Baiyun Mechanical Industrial Corporation*) ("**Baiyun Mechanical**") in relation to the acquisition by China Refrigeration of Baiyun Mechanical's entire interest, right and title to two pieces of land situated at Shahe District, Guangzhou, the PRC where the existing production base including various factories, warehouses and office buildings of

* *For identification purpose only*

China Refrigeration were situated, for an aggregate consideration of RMB54,300,917.3 (approximately HK$51,227,280.5). Upon completion of these acquisition of land, the land use right and the buildings situated on these two pieces of land will be stated at cost in the books of China Refrigeration;

(d) the deficit arising from the revaluation of properties as per the valuation report issued by Vigers Appraisal & Consulting Limited set out in Appendix 2 to this Offeree Document of approximately HK$70.3 million and the net losses arising from the disposal of properties, which took place during the first half of 2004 and subsequent to 30 June 2004, of approximately HK$1.9 million and HK$3.8 million respectively; and

(e) Midea International becoming the controlling shareholder of the Company immediately upon completion of the Sale and Purchase Agreement on 11 November 2004,

the Directors are not aware of any material change in the financial or trading position or prospects of the Group since 31 December 2003, the date to which the latest published audited financial statements of the Group were made up.

Your attention is drawn to the section titled "Information regarding the Group" in the "Letter from the Board" set out in this Offeree Document and paragraph 1(c) titled "Net asset value per Share" under the section titled "III. Principal factors considered relating to the Share Offer" from the "Letter from Dao Heng Securities" set out in this Offeree Document on the particulars relating to the deficit arising from the revaluation of the investment properties of the Group and the accounting treatments in respect of the property interests of the Group.

*The following are the texts of the letter and valuation certificates received from Vigers Appraisal & Consulting Ltd. in connection with their valuation as at 11 November 2004 of the property interests of the Group, which has been prepared for the purpose of incorporation into this Offeree Document:*

**Vigers Appraisal & Consulting Ltd.**
**International Asset Appraisal Consultants**
10/F, The Grande Building
398 Kwun Tong Road
Kowloon
Hong Kong


VIGERS
威格斯

8 December 2004

The Directors
Hualing Holdings Limited
Rooms 4108-10, 41st Floor
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

Dear Sirs,

In accordance with your instructions for us to value the property interests of Hualing Holdings Limited (referred hereinafter as "Company") and its subsidiaries (together referred to as the "Group") in the People's Republic of China (the "PRC"), we confirm that we have carried out inspections, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the open market value of such property interests as at 11 November 2004.

Our valuation is our opinion of the open market value which we would define as intended to mean – "the best price at which the sale of an interest in the property would have been completed unconditionally for cash consideration on the date of valuation assuming:–

(a) a willing seller;

(b) that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of price and terms and for the completion of the sale;

(c) that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

(d) that no account is taken of any additional bid by a prospective purchaser with a special interest; and

(e) that both parties to the transaction had acted knowledgeably, prudently and without compulsion."

In valuing the property interest in Group I which is held for investment by the Group in the PRC, we have valued the portion of the property interest that are leased under various tenancy agreements by Investment Approach which takes into account the current rent passing of the property interest and the reversionary potential of the tenancy. For the vacant units, we have valued them by making reference to comparable sales evidences as available on the market.

In valuing Property Numbers 2, 3, 4, 9 and 11 in Group II, which are held by the Group in the PRC, we have adopted a combination of the market and depreciated replacement cost approach in assessing the land portion of the property and the buildings and structures standing on the land respectively. Hence, the sum of the two results represents the market value of the properties as a whole. In the valuation of the land portion, reference has been made to the standard land price in Guangzhou, Panyu and Hefei City and the sales evidence as available to us in the locality. As the nature of the buildings and structures cannot be valued on the basis of open market value, they have therefore been valued on the basis of their depreciated replacement costs. The depreciated replacement cost approach considers the cost to reproduce or replace in new condition the properties appraised in accordance with current construction costs for similar properties, with allowance for accrued depreciation as evidenced by observed condition or obsolescence present, whether arising from physical, functional or economic causes. The depreciated replacement cost approach generally furnishes the most reliable indication of value for properties in the absence of a known market based on comparable sales.

For properties other than the above-mentioned in Group II, we have valued them on an open market basis assuming sale with benefit of vacant possession by reference to comparable market transactions. This approach rests on the wide acceptance of market price as the best indicator of value and pre-supposes that evidence of recent transactions in the market place can be extrapolated to similar property interests, subject to allowances for variable factors.

For those property interests in Group III that have been contracted to be acquired by the Group on the date of valuation, we have assigned no commercial value to those property interests. Only contractual interests are recognized in these circumstances. The Group has not obtained proper legal titles to those property interests as at the date of our valuation.

Our valuation has been made on the assumption that the owners sell the property interests on the open market in existing states without the benefit of a deferred terms contract, leaseback, joint venture, management agreement or any similar arrangement which would serve to increase the values of the property interests.

We have been provided with copies of title documents relating to such property interests. We have not, however, searched the original documents to verify ownership or existence of any amendment which does not appear on the copies handed to us. All documents and leases have been used for reference only. All dimensions, measurements and areas are approximations.

We have inspected the exterior of the properties and, where possible, the interior of the premises. However, we have not carried out a structural survey nor have we inspected woodwork or other parts of the structures, which are covered, unexposed or inaccessible and we are therefore unable to report that any such parts of the properties are free from defect.

We have relied to a considerable extent on information provided by the Group and have accepted advice given to us by the Group on such matters as planning approvals, statutory notices, easements, tenure, occupation, lettings, site and floor areas and in the identification of the property interests in which the Group has a valid interest.

In undertaking our valuation for property interests, we have relied on the legal opinions provided by Z&T Law Firm, the Group's PRC legal adviser (the "PRC Legal Opinion").

No allowance has been made in our valuation for any charges, mortgages or amounts owing on the properties nor for any expenses or taxation which may be incurred in affecting a sale. Unless otherwise stated, it is assumed that the property interests are free from encumbrances, restrictions and outgoings of an onerous nature which could affect their values.

Unless otherwise stated, all money amounts stated are in Renminbi. The exchange rate used in valuing the property interests in the PRC on 11 November 2004 was HK$1 = RMB1.06. There has been no significant fluctuation in exchange rates for the above currency between that date and the date of this letter.

We enclose herewith a summary of valuation and valuation certificates.

Yours faithfully,
For and on behalf of
**Vigers Appraisal & Consulting Ltd.**
**Raymond Ho Kai Kwong,**
*Registered Professional Surveyor*
MRICS, MHKIS, MSc (e-com)
*Executive Director*

*Note:* Raymond K.K. Ho, Chartered Surveyor, MRICS, MHKIS, MSc (e-com) has over seventeen years' experience in undertaking valuations of properties in Hong Kong and has over ten years' experience in the valuation of properties in the PRC.

## SUMMARY OF VALUATION

| | Property | Open market value in existing state as at 11 November 2004 | Interests attributable to the Group | Capital value attributable to the Group in existing state as at 11 November 2004 |
|---|---|---|---|---|
| **Group I – Property interest held for investment by the Group** | | | | |
| 1. | Various office units, retail shop and car parks of Guoxin Building located at No. 363 Dongfeng Zhong Road amid Yue Xiu District, Guangzhou, Guangdong Province, the PRC | RMB103,600,000 | 100% | RMB103,600,000 |
| | Sub-total: | RMB103,600,000 | | RMB103,600,000 |
| **Group II – Property interests held and occupied by the Group** | | | | |
| **Property interests located at Guangzhou** | | | | |
| 2. | A parcel of industrial land and buildings erected thereon located at No. 2 and 16 of Lingyun Street of Hualing Village amid Tonghe Road in Baiyun District, Guangzhou, Guangdong Province, the PRC | RMB22,900,000 | 95.0% | RMB21,755,000 |
| 3. | Two unsold residential units located at Nos. 7 to 8 of Lingyun Street of Hualing Village amid Tonghe Road in Baiyun District, Guangzhou, Guangdong Province, the PRC | RMB200,000 | 95.0% | RMB190,000 |
| 4. | 3 residential units on Level 3 of No. 61 and No. 65 Tiyu Xi Road and Retail shops on Level 1 and 2 of No. 73 Tiyu Xi Road amid Tianhe District, Guangzhou, Guangdong Province, the PRC | No commercial value | 95.0% | No commercial value |
| 5. | 2 residential units on Level 10 of No. 113 Donghua Xi Road aimd Dongshan District, Guangzhou, Guangdong Province, the PRC | No commercial value | 95.0% | No commercial value |

| | Property | Open market value in *existing state* as at 11 November 2004 | Interests attributable to the Group | Capital value attributable to the Group in *existing state* as at 11 November 2004 |
|---|---|---|---|---|
| 6. | A residential unit on Level 18 of No. 32 Tianhe Nan Er Road amid Tianhe District, Guangzhou, Guangdong Province, the PRC | RMB510,000 | 50.05% | RMB255,255 |
| | Sub-total: | RMB23,610,000 | | RMB22,200,255 |
| **Property interests located at Panyu** | | | | |
| 7. | A parcel of industrial land and buildings erected thereon located at 105 Guodao Licun Section amid Dashi Town, Panyu, Guangzhou, Guangdong Province, the PRC | RMB113,100,000 | 100.0% | RMB113,100,000 |
| 8. | 3 residential units on Level 1 of Yijing Yuan, Yijing Garden located at 105 Guodao Licun Section amid Dashi Town, Panyu, Guangzhou, Guangdong Province, the PRC | RMB410,000 | 100.0% | RMB410,000 |
| | Sub-total: | RMB113,510,000 | | RMB113,510,000 |
| **Property interests located at Hefei** | | | | |
| 9. | A parcel of industrial land and buildings erected thereon located at the northeastern corner of the junction of Jinxiu Avenue and Fozhang Road amid Hefei Economic & Technology Development Area, Hefei, Anhui Province, the PRC | No commercial value | 50.05% | No commercial value |
| 10. | A residential unit of Liuyuan in Country Garden amid Hefei Economic & Technology Development Area, Hefei, Anhui Province, the PRC | RMB248,000 | 50.05% | RMB124,124 |

| | Property | Open market value in existing state as at 11 November 2004 | Interests attributable to the Group | Capital value attributable to the Group in existing state as at 11 November 2004 |
|---|---|---|---|---|
| 11. | A residential unit located at Level 6 of Block 13 of Ludu Garden in Luyang District amid Hefei Economic & Technology Development Area, Hefei, Anhui Province, the PRC | No commercial value | 50.05% | No commercial value |
| | Sub-total: | RMB248,000 | | RMB124,124 |
| **Group III – Property Interests to be acquired by the Group** | | | | |
| 12. | A parcel of industrial land and buildings erected thereon located at Shahe District amid Guangzhou, Guangdong Province, the PRC | No commercial value | | No commercial value |
| 13. | A parcel of land neighboring with Property No. 12 and buildings erected thereon located at Shahe District amid Guangzhou, Guangdong Province, the PRC | No commercial value | | No commercial value |
| | Sub-total: | Nil | | Nil |
| | **Grand Total:** | **RMB240,968,000** | | **RMB239,434,379** |

## VALUATION CERTIFICATE

### Group I – Property interest held for investment by the Group

| | Property | Description and Tenure | Particulars of Occupancy | Open market value in existing state as at 11 November 2004 |
|---|---|---|---|---|
| 1. | Various office units, retail shop and car parks of Guoxin Building located at No. 363 Dongfeng Zhong Road amid Yue Xiu District, Guangzhou, Guangdong Province, the PRC | The property comprises 47 office units on Level 7 to Level 16, 1 retail shop on Level 2 of the commercial podium and 12 car parks on Basement Level 3 of Guoxin Building amid Dongshan District in Guangzhou.<br><br>Details of the breakdown of the gross floor area are listed as follows:<br><br>User — Gross Floor Area<br>47 Office Units: 10,186.22 sq.m.<br>1 Retail Shop: 760.12 sq.m.<br>12 Car Parks: 133.36 sq.m.<br>Total: 11,079.70 sq.m.<br><br>The property is held under land use rights for a term of 50 years commencing from 9 June 1998 for office, commercial and car park uses. | Portion of the property with a total gross floor area of approximately 5,265.4 sq.m. is leased under various tenancy agreements with the latest one expiring on 31 July 2008 contributing a total annual rental income of approximately RMB2,312,274.<br><br>The remaining portion of the property is vacant. | RMB103,600,000 (100% interests attributable to the Group: RMB103,600,000) |

*Notes:*

1. Pursuant to 60 Real Estate Ownership Certificates, the property with a total gross floor area of approximately 11,079.48 sq.m. is vested in華凌置業有限公司 (Growth Plus Properties Limited, referred hereinafter as "Growth Plus") for a term of 50 years commencing from 9 June 1998 for office, commercial and car park uses.

Details of the Real Estate Ownership Certificates are listed as follows:

| Unit No. | User | Real Estate Ownership Certificate | Date of Issuance | Gross Floor Area (sq.m.) |
|---|---|---|---|---|
| 1601 | Office | Yue Fang Di Zheng Zi Di C1246404 | 11 September 2002 | 584.89 |
| 1602 | Office | Yue Fang Di Zheng Zi Di C1246420 | 11 September 2002 | 252.35 |
| 1501 | Office | Yue Fang Di Zheng Zi Di C1246425 | 11 September 2002 | 188.29 |
| 1502 | Office | Yue Fang Di Zheng Zi Di C1246424 | 11 September 2002 | 262.79 |
| 1503 | Office | Yue Fang Di Zheng Zi Di C1246423 | 11 September 2002 | 211.53 |
| 1504 | Office | Yue Fang Di Zheng Zi Di C1246422 | 11 September 2002 | 221.89 |
| 1505 | Office | Yue Fang Di Zheng Zi Di C1246421 | 11 September 2002 | 156.74 |
| 1401 | Office | Yue Fang Di Zheng Zi Di C1246430 | 11 September 2002 | 188.29 |
| 1402 | Office | Yue Fang Di Zheng Zi Di C1246429 | 11 September 2002 | 262.79 |
| 1403 | Office | Yue Fang Di Zheng Zi Di C1246428 | 11 September 2002 | 211.53 |
| 1404 | Office | Yue Fang Di Zheng Zi Di C1246427 | 11 September 2002 | 221.89 |
| 1405 | Office | Yue Fang Di Zheng Zi Di C1246426 | 11 September 2002 | 156.74 |
| 1301 | Office | Yue Fang Di Zheng Zi Di C1246435 | 11 September 2002 | 188.29 |
| 1302 | Office | Yue Fang Di Zheng Zi Di C1246434 | 11 September 2002 | 262.79 |
| 1303 | Office | Yue Fang Di Zheng Zi Di C1246433 | 11 September 2002 | 211.53 |
| 1304 | Office | Yue Fang Di Zheng Zi Di C1246432 | 11 September 2002 | 221.89 |
| 1305 | Office | Yue Fang Di Zheng Zi Di C1246431 | 11 September 2002 | 156.74 |
| 1201 | Office | Yue Fang Di Zheng Zi Di C1246440 | 11 September 2002 | 188.29 |
| 1202 | Office | Yue Fang Di Zheng Zi Di C1246439 | 11 September 2002 | 262.79 |
| 1203 | Office | Yue Fang Di Zheng Zi Di C1246438 | 11 September 2002 | 211.53 |
| 1204 | Office | Yue Fang Di Zheng Zi Di C1246437 | 11 September 2002 | 221.89 |
| 1205 | Office | Yue Fang Di Zheng Zi Di C1246436 | 11 September 2002 | 156.74 |
| 1101 | Office | Yue Fang Di Zheng Zi Di C1246445 | 12 September 2002 | 188.29 |
| 1102 | Office | Yue Fang Di Zheng Zi Di C1246444 | 11 September 2002 | 262.79 |
| 1103 | Office | Yue Fang Di Zheng Zi Di C1246443 | 11 September 2002 | 211.53 |
| 1104 | Office | Yue Fang Di Zheng Zi Di C1246442 | 11 September 2002 | 221.89 |
| 1105 | Office | Yue Fang Di Zheng Zi Di C1246441 | 11 September 2002 | 156.74 |
| 1001 | Office | Yue Fang Di Zheng Zi Di C1246450 | 12 September 2002 | 188.29 |
| 1002 | Office | Yue Fang Di Zheng Zi Di C1246449 | 12 September 2002 | 262.79 |
| 1003 | Office | Yue Fang Di Zheng Zi Di C1246448 | 12 September 2002 | 211.53 |
| 1004 | Office | Yue Fang Di Zheng Zi Di C1246447 | 12 September 2002 | 221.89 |
| 1005 | Office | Yue Fang Di Zheng Zi Di C1246446 | 12 September 2002 | 156.74 |
| 901 | Office | Yue Fang Di Zheng Zi Di C1249205 | 12 September 2002 | 188.29 |
| 902 | Office | Yue Fang Di Zheng Zi Di C1249204 | 12 September 2002 | 262.79 |
| 903 | Office | Yue Fang Di Zheng Zi Di C1249203 | 12 September 2002 | 211.53 |
| 904 | Office | Yue Fang Di Zheng Zi Di C1249202 | 12 September 2002 | 221.89 |
| 905 | Office | Yue Fang Di Zheng Zi Di C1249201 | 12 September 2002 | 156.74 |
| 801 | Office | Yue Fang Di Zheng Zi Di C1249210 | 12 September 2002 | 189.17 |
| 802 | Office | Yue Fang Di Zheng Zi Di C1249209 | 12 September 2002 | 264.03 |
| 803 | Office | Yue Fang Di Zheng Zi Di C1249208 | 12 September 2002 | 212.52 |
| 804 | Office | Yue Fang Di Zheng Zi Di C1249207 | 12 September 2002 | 222.94 |
| 805 | Office | Yue Fang Di Zheng Zi Di C1249206 | 12 September 2002 | 141.49 |
| 701 | Office | Yue Fang Di Zheng Zi Di C1249970 | 18 September 2002 | 189.17 |
| 702 | Office | Yue Fang Di Zheng Zi Di C1249214 | 12 September 2002 | 264.03 |
| 703 | Office | Yue Fang Di Zheng Zi Di C1249213 | 12 September 2002 | 212.52 |
| 704 | Office | Yue Fang Di Zheng Zi Di C1249212 | 12 September 2002 | 222.94 |
| 705 | Office | Yue Fang Di Zheng Zi Di C1249211 | 12 September 2002 | 141.49 |
| | | Sub-total GFA for Office: | | 10,186.22 |

| Unit No. | User | Real Estate Ownership Certificate | Date of Issuance | Gross Floor Area *(sq.m.)* |
|---|---|---|---|---|
| Level 2 | Retail | Yue Fang Di Zheng Zi Di C1249215 | 12 September 2002 | 760.12 |
| | | Sub-total GFA for Retail Shop | | 760.12 |
| CP10 | Car Park | Yue Fang Di Zheng Zi Di C1249958 | 18 September 2002 | 10.20 |
| CP11 | Car Park | Yue Fang Di Zheng Zi Di C1249959 | 18 September 2002 | 11.22 |
| CP12 | Car Park | Yue Fang Di Zheng Zi Di C1249960 | 18 September 2002 | 11.22 |
| CP13 | Car Park | Yue Fang Di Zheng Zi Di C1249961 | 18 September 2002 | 11.93 |
| CP14 | Car Park | Yue Fang Di Zheng Zi Di C1249962 | 18 September 2002 | 11.93 |
| CP15 | Car Park | Yue Fang Di Zheng Zi Di C1249963 | 18 September 2002 | 11.22 |
| CP16 | Car Park | Yue Fang Di Zheng Zi Di C1249964 | 18 September 2002 | 11.22 |
| CP17 | Car Park | Yue Fang Di Zheng Zi Di C1249965 | 18 September 2002 | 10.71 |
| CP18 | Car Park | Yue Fang Di Zheng Zi Di C1249966 | 18 September 2002 | 10.71 |
| CP19 | Car Park | Yue Fang Di Zheng Zi Di C1249967 | 18 September 2002 | 11.00 |
| CP20 | Car Park | Yue Fang Di Zheng Zi Di C1249968 | 18 September 2002 | 11.00 |
| CP21 | Car Park | Yue Fang Di Zheng Zi Di C1249969 | 18 September 2002 | 11.00 |
| | | Sub-total GFA for Car Parks | | 133.36 |

2. The property is subject to a mortgage in favor of China Construction Bank Guangzhou Panyu Branch at a consideration of RMB40,000,000.

3. We have been provided with the PRC Legal Opinion, which contains, inter alia, the following information:

   (i) The legal titles to the property with Real Estate Ownership Certificates issued are vested in Growth Plus.

   (ii) The property is subject to a mortgage in favor of China Construction Bank Guangzhou Panyu Branch.

   (iii) Growth Plus is entitled to transfer or let the property without payment of any land grant premium and additional fees in accordance with the PRC laws. However, Growth Plus should obtain the mortgagee's consent prior to the transfer or letting of the property.

   (iv) The property is not subject to any third party interests such as mortgage, court order seal against transaction.

4. According to the information provided by the Group, Growth Plus is a wholly-owned subsidiary of the Company as at 11 November 2004.

## VALUATION CERTIFICATE

### Group II – Property interests held and occupied by the Group

### Property Interests located at Guangzhou

| | Property | Description and Tenure | Particulars of Occupancy | Open market value in existing state as at 11 November 2004 |
|---|---|---|---|---|
| 2. | A parcel of industrial land and buildings erected thereon located at No. 2 and 16 of Lingyun Street of Hualing Village amid Tonghe Road in Baiyun District, Guangzhou, Guangdong Province, the PRC | The property comprises a parcel of land with a site area of approximately 46,240.77 sq.m. (hereinafter referred as the "Land") (Detail please refer to Note 2).<br><br>There are currently two buildings erected on the site. These buildings are owned and occupied by China Refrigeration Industry Co., Ltd. as staff quarters and warehouse. The total gross floor area of the buildings is approximately 10,781.78 sq.m.<br><br>The land use rights of the property is grant in nature and the tenure of the land is unspecified for industrial uses. | The property is owner occupied as staff quarters and warehouse. | RMB22,900,000 (95% interests attributable to the Group: RMB21,755,000) |

*Notes:*

1. Pursuant to two Real Estate Ownership Certificates (Document No.: Sui Fang Di Zheng Zi No.0743988 and 0743989) both dated 13 November 2000, the property with a site area of approximately 46,240.77 sq.m. and total gross floor area of approximately 10,781.78 is held by China Refrigeration Industry Co., Ltd. (referred hereinafter as "China Refrigeration") as staff quarters and warehouse uses.

   According to the information provided, detail information of the buildings are listed below:

| Property No. | Name of Building | | Gross Floor Area *(sq.m.)* | Year of Completion | No. of Storey |
|---|---|---|---|---|---|
| 1 | Staff Quarters | | 8,656.73 | 1988 | 7 |
| 2 | Warehouse Building | | 2,125.05 | 1990 | 3 |
| | | **Total:** | **10,781.78** | | |

2. Pursuant to a Contract for Grant of State-owned Land Use Rights (Document No.: Sui Guo Di Chu He (2000) No. 412) entered into between China Refrigeration and Guangzhou State-owned Land Bureau dated 31 October 2000, portion of the Land with a site area of approximately 13,597 sq.m. was planned as Red Line Drawing Withdrawal Area, the title to this area does not belong to China Refrigeration.

Moreover, there are 3 other residential buildings with a total gross floor area of 14,645 sq.m. erected on the Land. The titles to these residential buildings had been sold to individual staff. The total site area apportioned to these residential buildings among to 10,386.52 sq.m. The titles to these buildings and their related lands do not belong to China Refrigeration.

According to the information provided by China Refrigeration, the remaining site area apportioned to the staff quarters and warehouse buildings is the residual area after deduction of the Red Line Drawing Withdrawal Area and those area apportioned to the sold residential buildings. The residual site area is calculated to be 22,822.47 sq.m. We have taken into account of the above issues in the course of our valuation.

3. We have been provided with the PRC Legal Opinion, which contains, inter alia, the following information:

   (i) According to two Real Estate Ownership Certificates, the property with total gross floor area of approximately 10,781.78 sq.m. is vested in China Refrigeration. China Refrigeration has applied for the land use rights by means of compensation as assignment. Thus, the land of the property at present is grant land.

   (ii) The land use rights and the building ownership of the property is vested in China Refrigeration.

   (iii) China Refrigeration shall transfer, let or mortgage the property to the other parties upon payment of all the land grant fee and completion of the relevant registration procedures.

   (iv) China Refrigeration has fully settled the land grant fee.

   (v) Regarding the two certificates in Note 3(i) that had been marked with "China Refrigeration has not applied the land use nights by means of compensation as assignment", China Refrigeration is now in the process of applying for the rectification procedures.

4. According to the information provided by the Group, China Refrigeration is owned by the Company as to 95% as at 11 November 2004.

## VALUATION CERTIFICATE

| | Property | Description and Tenure | Particulars of Occupancy | Open market value in existing state as at 11 November 2004 |
|---|---|---|---|---|
| 3. | Two unsold residential units located at Nos. 7 to 8 of Lingyun Street of Hualing Village amid Tonghe Road in Baiyun District, Guangzhou, Guangdong Province, the PRC | The property comprises two unsold residential units in 2 separate 8-storey residential buildings completed in the 80's. Unit 704 is located at Level 7 of No. 7 Lingyun Street and Unit 104 is located at Level 1 of No. 8 Lingyun Street.<br><br>The gross floor area of Unit 704 and Unit 104 is 55.92 sq.m. and 91.49 sq.m. respectively.<br><br>Unit 704 is held under land use rights for a term of 70 years commencing from 3 June 1999 for residential uses.<br><br>Unit 104 is held under land use rights for a term of 50 years commencing from 24 October 2001 for residential uses. | The property is currently vacant. | RMB200,000 (95% interests attributable to the Group: RMB190,000) |

*Notes:*

1. Pursuant to a Real Estate Ownership Certificate (Document No.: Sui Fang Di Zheng Zi No.0828493) dated 13 January 2001, Unit 704 with a gross floor area of approximately 55.92 sq.m. is vested in China Refrigeration Industry Co., Ltd. (referred hereinafter as "China Refrigeration") for a term of 70 years commencing from 3 June 1999 for residential uses.

2. Pursuant to another Real Estate Ownership Certificate (Document No.: Sui Fang Di Zheng Zi No.C1103917) dated 18 July 2002, Unit 104 with a gross floor area of approximately 91.49 sq.m. is vested in China Refrigeration for a term of 50 years commencing from 24 October 2001 for residential uses.

3. We have been provided with the PRC Legal Opinion, which contains, inter alia, the following information:

   (i) The legal titles to the property with Real Estate Ownership Certificates issued are vested in China Refrigeration.

   (ii) China Refrigeration is entitled to transfer, let or mortgage the property upon compliance with relevant legal registration procedures in accordance with the PRC laws.

4. According to the information provided by the Group, China Refrigeration is owned by the Company as to 95% as at 11 November 2004.

## VALUATION CERTIFICATE

| | Property | Description and Tenure | Particulars of Occupancy | Open market value in existing state as at 11 November 2004 |
|---|---|---|---|---|
| 4. | 3 residential units on Level 3 of No. 61 and No. 65 Tiyu Xi Road and retail shops on Level 1 and 2 of No. 73 Tiyu Xi Road amid Tianhe District, Guangzhou, Guangdong Province, the PRC | The property comprises 3 residential units on Level 3 of No. 61 and No. 65 Tiyu Xi Road and retail shops on Level 1 and 2 of No. 73 Tiyu Xi Road amid Tianhe District in Guangzhou.<br><br>Details of the breakdown of the gross floor area are listed as follows:<br><br>User — Gross Floor Area (sq.m.)<br>3 Residential Units: 299.64 sq.m.<br>Retail Shops: 940.00 sq.m.<br>Total: 1,239.64 sq.m.<br><br>The property is held under land use rights that are military allocative in nature and the tenure of the land is unspecified. | The residential units are currently owner occupied as staff quarters/ancillary office whilst the retail shops are subject to various tenancy agreements with the latest one expiring on 30 August 2008 contributing a total annual rental income of RMB1,121,563 for commercial uses. | No commercial value |

*Notes:*

1. Pursuant to 4 Real Estate Ownership Certificates, the property with a total gross floor area of approximately 1,239.64 sq.m. is vested in China Refrigeration Industry Co., Ltd. (referred hereinafter as "China Refrigeration"). It is military allocative in nature and the tenure of the land is unspecified.

   Details of Real Estate Ownership Certificates are listed as follow:

| Unit No. | User | Real Estate Ownership Certificate | Gross Floor Area (sq.m.) | Date of Issuance |
|---|---|---|---|---|
| Levell and 2 of No.73 | Retail | Jun Fang Zi Di 0000943 | 940.00 | 9 January 1995 |
| Unit 301 of No.61 | Residential | Jun Fang Zi Di 0004756 | 86.48 | 10 December 2002 |
| Unit 302 of No.61 | Residential | Jun Fang Zi Di 0004763 | 113.8 | 18 July 2003 |
| Unit 302 of No.65 | Residential | Jun Fang Zi Di 0000899 | 99.36 | 9 January 1995 |
| | | **Total:** | **1,239.64** | |

2. We have been provided with the PRC Legal Opinion, which contains, inter alia, the following information

   (i) According to the information given, land use rights of the property is of military allocative in nature and cannot be freely transferred.

   (ii) China Refrigeration has not applied for the land use rights by means of compensation as assignment.

   (iii) The property is not subject to any third party interests such as mortgage, court order seal against transaction.

3. Based on the PRC Legal Opinion, we have assigned no commercial value to the property due to the absence of a Real Estate Ownership Certificate in grant nature, hence the property cannot be freely transferred, mortgaged or leased in the market.

4. According to the information provided by the Group, China Refrigeration is owned by the Company as to 95% as at 11 November 2004.

## VALUATION CERTIFICATE

| | Property | Description and Tenure | Particulars of Occupancy | Open market value in existing state as at 11 November 2004 |
|---|---|---|---|---|
| 5. | 2 residential units on Level 10 of No. 113 Donghua Xi Road amid Dongshan District, Guangzhou, Guangdong Province, the PRC | The property comprises 2 residential units on Level 10 of a 15-storey residential building completed in 1995 amid Dongshan District in Guangzhou.<br><br>The gross floor area of Unit 1001 and 1002 is 82.89 sq.m. and 73.71 sq.m. respectively.<br><br>The property is held under land use rights that are unspecified. | The residential units are currently owner occupied as staff quarters. | No commercial value |

*Notes:*

1. Pursuant to 2 Real Estate Ownership Certificates both dated 4 January 1996, the property with a total gross floor area of approximately 156.60 sq.m. is vested in China Refrigeration Industry Co., Ltd. (referred hereinafter as "China Refrigeration") for an unspecified term for residential use.

   Details of the Real Estate Ownership Certificates are listed as follows:

| Unit No. | User | Real Estate Ownership Certificate | Gross Floor Area *(sq.m.)* |
|---|---|---|---|
| Unit 1001 | Residential | Sui Fang Di Zheng Zi No. 258404 | 73.71 |
| Unit 1002 | Residential | Sui Fang Di Zheng Zi No. 258405 | 82.89 |
| | | **Total:** | **156.60** |

2. We have been provided with the PRC Legal Opinion, which contains, inter alia, the following information

   (i) According to the information given, the term of the land use rights of the property is not specified.

   (ii) The property cannot be transferred due to the land grant fee has not been fully settled.

   (iii) The property is not subject to any third party interests such as mortgage, court order seal against transaction.

3. Based on the PRC Legal Opinion, we have assigned no commercial value to the property due to the absence of a Real Estate Ownership Certificate in grant nature, hence the property cannot be freely transferred, mortgaged or leased in the market.

4. According to the information provided by the Group, China Refrigeration is owned by the Company as to 95% as at 11 November 2004.

## VALUATION CERTIFICATE

| | Property | Description and Tenure | Particulars of Occupancy | Open market value in existing state as at 11 November 2004 |
|---|---|---|---|---|
| 6. | A residential unit on Level 18 of No. 32 Tianhe Nan Er Road amid Tianhe District, Guangzhou, Guangdong Province, the PRC | The property comprises a residential unit on Level 18 of an 18 storey composite building completed in the 90's amid Tianhe District.<br><br>The gross floor area of the unit is approximately 112.98 sq.m. for residential use.<br><br>The property is held under land use rights for a term of 70 years commencing from 18 July 2003 for residential use. | The property is currently owner occupied as staff quarters. | RMB510,000 (50.05% interests attributable to the Group: RMB255,255) |

*Notes:*

1. Pursuant to a Real Estate Ownership Certificate (Document No.: Yue Fang Di Zheng Zi No.C2532328) dated 6 February 2004, the property with a gross floor area of approximately 112.98 sq.m. is vested in Hefei Hualing Electrics Co., Ltd. (referred hereinafter as "Hefei Hualing") for a term of 70 years commencing from 18 July 2003 for residential uses.

2. We have been provided with the PRC Legal Opinion, which contains, inter alia, the following information:

   (i) The legal titles to the property with Real Estate Ownership Certificate issued are vested in Hefei Hualing.

   (ii) Hefei Hualing is entitled to transfer, let or mortgage the property after completing relevant registration of title transfer procedures.

   (iii) The property is not subject to any third party interests such as mortgage, court order seal against transaction.

3. According to the information provided by the Group, Hefei Hualing is owned by the Company as to 50.05% as at 11 November 2004.

## VALUATION CERTIFICATE

### Property Interests located at Panyu

| Property | Description and Tenure | Particulars of Occupancy | Open market value in existing state as at 11 November 2004 |
|---|---|---|---|
| 7. A parcel of industrial land and buildings erected thereon located at 105 Guodao Licun Section amid Dashi Town, Panyu, Guangzhou, Guangdong Province, the PRC | The property comprises a parcel of land with a site area of approximately 78,531.5 sq.m.<br><br>There are currently 5 buildings erected on the site. These buildings are owned and occupied by Guangzhou Hualing Air-conditioning Equipment Co., Ltd. for production uses. The total gross floor area of the buildings is approximately 66,082 sq.m. Detail information of the buildings are listed in Note 1.<br><br>The property is held under land use rights for a term of 50 years expiring on 14 June 2043 for industrial uses. | The property is occupied by the Group for production uses. | RMB113,100,000 (100% interests attributable to the Group: RMB113,100,000) |

*Notes:*

1. Pursuant to 5 Real Estate Ownership Certificates, the property with a site area of approximately 78,531.5 sq.m. and a total gross floor area of approximately 66,082 sq.m. is vested in Guangzhou Hualing Air-conditioning Equipment Co., Ltd. (referred hereinafter as "Hualing Air-conditioning") for a term of 50 years expiring on 14 June 2043 for industrial uses.

   Details of the Real Estate Ownership Certificates are listed as follows:

| Building Name | Completion Date | No. of Storey | Real Estate Ownership Certificate | Gross Floor Area (sq.m.) | Date of Issuance |
|---|---|---|---|---|---|
| Warehouse | 1994 | 3 | Yue Fang Di Zheng Zi Di 1835264 | 5,366.6 | 13 May 1999 |
| Staff Quarters | 1994 | 7 | Yue Fang Di Zheng Zi Di 1835265 | 4,890.2 | 13 May 1999 |
| Factory | 1999 | 1 | Yue Fang Di Zheng Zi Di 1835266 | 11,400.0 | 13 May 1999 |
| Composite | 1994 | 3 | Yue Fang Di Zheng Zi Di 1117011 | 4,509.4 | 18 September 1997 |
| Main Factory | 1998 | 3 | Yue Fang Di Zheng Zi Di 1835263 | 39,915.8 | 13 May 1999 |
| | | | Total GFA: | 66,082.0 | |

2. The property is subject to two mortgages in favor of Industrial and Commercial Bank of China Dashi Branch at a consideration of RMB50,000,000 and Industrial and Commercial Bank of China Panyu Branch at a consideration of RMB20,000,000.

3. We have been provided with the PRC Legal Opinion, which contains, inter alia, the following information:

   (i) The legal titles to the property with Real Estate Ownership Certificates issued are vested in Hualing Air-conditioning.

   (ii) Hualing Air-conditioning is entitled to transfer or let the property after seeking the mortgagee's consent.

   (iii) Hualing Air-conditioning has obtained the land use rights of the property by means of compensation as assignment.

   (iv) The property is subject to two mortgages in favor of Industrial and Commercial Bank of China Dashi Branch at a consideration of RMB50,000,000 and Industrial and Commercial Bank of China Panyu Branch at a consideration of RMB20,000,000.

4. According to the information provided by the Group, Hualing Air-conditioning is wholly-owned by the Group as at 11 November 2004.

## VALUATION CERTIFICATE

| | Property | Description and Tenure | Particulars of Occupancy | Open market value in existing state as at 11 November 2004 |
|---|---|---|---|---|
| 8. | 3 residential units on Level 1 of Yijing Yuan, Yijing Garden located at 105 Guodao Licun Section amid Dashi Town, Panyu, Guangzhou, Guangdong Province, the PRC | The property comprises 3 residential units on level 1 of a 9-storey residential building completed in the 90's amid Panyu.<br><br>The total gross floor area of the units are 216 sq.m.<br><br>The property is held under land use rights for a term of 70 years expiring on 9 February 2063 for residential uses. | Unit 104 is occupied by the Group as staff quarters.<br><br>Unit 106 and 107 are currently vacant. | RMB410,000 (100% interests attributable to the Group: RMB410,000) |

*Notes:*

1. Pursuant to 3 Real Estate Ownership Certificates (Document No.: Yue Fang Di Zheng Zi No. C1153522 to C1153524) all dated 21 August 2002, the property with a total gross floor area of approximately 216 sq.m. is vested in Guangzhou Hualing Air-conditioning Equipment Co., Ltd. (referred hereinafter as "Hualing Air-conditioning") for a term of 70 years expiring on 9 February 2063 for residential uses.

2. We have been provided with the PRC Legal Opinion, which contains, inter alia, the following information:

   (i) The legal titles to the property with Real Estate Ownership Certificates issued are vested in Hualing Air-conditioning.

   (ii) Hualing Air-conditioning is entitled to transfer, let or mortgage the property after completing relevant title transfer registration procedure without payment of any other onerous charges.

   (iii) The property is not subject to any third party interests such as mortgage, court order seal against transaction.

3. According to the information provided by the Group, Hualing Air-conditioning is wholly-owned by the Group as at 11 November 2004.

## VALUATION CERTIFICATE

### Property Interests located at Hefei

| | Property | Description and Tenure | Particulars of Occupancy | Open market value in existing state as at 11 November 2004 |
|---|---|---|---|---|
| 9. | A parcel of industrial land and buildings erected thereon located at the northeastern corner of the junction of Jinxiu Avenue and Fozhang Road amid Hefei Economic & Technology Development Area, Hefei, Anhui Province, the PRC | The property comprises a parcel of land with a site area of approximately 129,333.4 sq.m. and one building with a total gross floor area of approximately 44,467.44 sq.m. erected thereon. Detail information of the building is listed in Note 2.<br><br>The land use rights of the property is granted and the tenure of the land is 50 years for industrial uses expiring on 12 January 2052. | The property is at present occupied by the owner for production uses as warehouse, office, factory. | No commercial value |

*Notes:*

1. Pursuant to a State-owned Land Use Right Grant Contract dated 13 January 2002, the property with a site area of approximately 129,333.4 sq.m. is vested in Hefei Hualing Electrics Co., Limited (referred hereinafter as "Hefei Hualing") for a term of 50 years expiring on 12 January 2052 for industrial use.

2. According to a Building Ownership Certificate (Document No.: Fang Di Quan He Zi No. 050281) dated 12 April 2004, the property with a total gross floor area of approximately 44,467.44 sq.m. is vested in Hefei Hualing as factory, office and warehouse uses.

   According to the information provided and inspection, there is one building erected, detail information of the building is listed below:

| Property No. | Name of Building | Gross Floor Area *(sq.m.)* | Year of Completion | No. of Storey |
|---|---|---|---|---|
| 1 | Factory | 44,467.44 | 2003 | 3-storey (Portion 2-storey) |
| | Total | 44,467.44 | | |

3. We have been provided with the PRC Legal Opinion, which contains, inter alia, the following information:

   (i) The legal title to the property with Real Estate Ownership Certificate issued is vested in Hefei Hualing.

   (ii) Hefei Hualing is entitled to transfer, let or mortgage the property after fully settled the land grant premium and with the compliance of relevant registration procedures in accordance with the PRC laws.

   (iii) The property cannot be transferred freely due to the land grant fee has not been fully settled.

4. Based on the PRC Legal Opinion, we have assigned no commercial value to the property due to land grant premium of the property has not been fully settled and the absence of a Real Estate Ownership Certificate in grant nature, hence the property cannot be freely transferred, mortgaged or leased in the market until all the assumptions below have been achieved:–

   (i) a Real Estate Ownship Certificate in grant nature was granted by Hefei Government to the Group for a term of 50 years commencing from the date of issuance of the said certificate for industrial use;

   (ii) the final site area and gross floor area of the property stated in the certificate mentioned in note (i) above should be 129,333.4 sq.m. and 44,467.14 sq.m. respectively;

   (iii) all land premia, land requisition costs and other costs of ancillary utility services had been settled in full;

   (iv) the design and construction of the buildings were in compliance with the planning regulations and have been approved by the relevant authorities; and

   (v) the property is entitled to be transferred with the residue terms of its land use rights at no extra land premium or other onerous payment payable to any governmental authorities.

   However, for indicative purpose, the open market value of the property as at the date of valuation on the basis of the above assumptions was approximately RMB62,100,000. The value apportioned to the land and building portion of the property was approximately RMB36,300,000 and approximately RMB25,800,000 respectively. Furthermore, we must stress that if the final information stated in the Building Ownership Certificate and State-owned Land Use Right Certificate including, inter alia, the land use, tenure and site area, was changed, we reserve our rights to amend our valuation.

5. According to the information given by the Company, Hefei Hualing will according to the land grant contract settle the remaining portion of the land grant fee RMB2,820,000 on or before 30 December 2004. According to the PRC law, Hefei Hualing can apply for a State-owned Land Use Right Certificate in grant nature after fully settling the land grant fee. As estimated by the Company, the said certificate will be obtained in 6 months' time in June 2005.

6. According to the information provided by the Group, Hefei Hualing is owned by the Company as to 50.05% as at 11 November 2004.

## VALUATION CERTIFICATE

| Property | Description and Tenure | Particulars of Occupancy | Open market value in existing state as at 11 November 2004 |
|---|---|---|---|
| 10. A residential unit of Liuyuan in Country Garden amid Hefei Economic & Technological Development Area, Hefei, Anhui Province, the PRC | The property comprises a unit on Level 1 of Block 11 amid Liuyuan in Country Garden which is located at the junction of Shixin Road East and Danxia Road South amid Hefei Economic & Technological Development Area.<br><br>Block 11 is a 5 storeys building of concrete and brick structure completed in the 90's. The gross floor area of the property is approximately 91.91 sq.m.<br><br>The property is held under land use rights for 70 years expiring on 2 November 2068 for residential uses. | The property is currently owner occupied as staff quarters. | RMB248,000 (50.05% interests attributable to the Group: RMB124,124) |

*Notes:*

1. According to a Building Ownership Certificate (Document No: Fang Di Quan He Zi No.051519) issued by Hefei Real Estate Management Bureau dated 20th May 2004, the gross floor area of the property is approximately 91.91 sq.m. The property is vested in Hefei Hualing Electrics Co., Limited (referred hereinafter as "Hefei Hualing") for residential use.

2. According to a State-owned Land Use Right Certificate (Document No.: He Zheng Chu Guo Yong (2001) No. 34.), the land use rights of the property is in grant nature for a term of 70 years expiring on 2 November 2068 for residential uses.

3. We have been provided with the PRC Legal Opinion, which contains, inter alia, the following information:

   (i) The legal title to the property with Building Ownership Certificate issued is vested in Hefei Hualing.

   (ii) Hefei Hualing is entitled to transfer, let or mortgage the property, after completing relevant registration of title transfer procedures without payment of any other onerous charges.

   (iii) The property is not subject to any third party interests such as mortgage, court order seal against transaction.

4. According to the information provided by the Group, Hefei Hualing is owned by the Company as to 50.05% as at 11 November 2004.

## VALUATION CERTIFICATE

| Property | Description and Tenure | Particulars of Occupancy | Open market value in existing state as at 11 November 2004 |
|---|---|---|---|
| 11. A residential unit located at Level 6 of Block 13 of Ludu Garden in Luyang District amid Hefei Economic & Technology Development Area, Hefei, Anhui Province, the PRC | The property comprises a unit on Level 6 in Block 13 of Ludu Garden in Luyang District.<br><br>Block 13 is a 6 storeys building of concrete brick structure completed in the 90's. The gross floor area of the property is approximately 105.55 sq.m.<br><br>The property is held under land use rights for an unspecified term. | The property is at present owner occupied as staff dormitory. | No commercial value |

*Notes:*

1. Pursuant to a Building Ownership Certificate (Document No.: Hefei Shi Fang Di Quan He Zi No. 020284) dated 23 January 1998, the property with a total gross floor area of approximately 105.55 sq.m. is vested in Hefei Hualing Electrics Co., Limited (referred hereinafter as "Hefei Hualing") for residential use.

2. We have been provided with the PRC Legal Opinion, which contains, inter alia, the following information:

   (i) After completing relevant title transfer registration procedures, the property can be freely transferred.

   (ii) The legal title to the property with Building Ownership Certificate issued is vested in Hefei Hualing.

   (iii) The property is not subject to any third party interests such as mortgage, court order seal against transaction.

3. Pursuant to the Building Ownership Certificate mentioned in Note 1, the term of the land use rights is unspecified. Further to our enquiry with the management office of Ludu Garden, the management office was not able to provide us with the original of the State-owned Land Use Right Certificate. Due to incomplete information available, the term of the land use rights cannot be ascertained. Hence we have assigned no commercial value to the property due to incomplete information provided.

4. According to the information provided by the Group, Hefei Hualing is owned by the Company as to 50.05% as at 11 November 2004.

## VALUATION CERTIFICATE

### Group III – Property interests to be acquired by the Group

| Property | Description and Tenure | Particulars of Occupancy | Open market value in existing state as at 11 November 2004 |
|---|---|---|---|
| 12. A parcel of industrial land and buildings erected thereon located at Shahe District amid Guangzhou, Guangdong Province, the PRC | The property comprises a parcel of land with a site area of approximately 39,048.18 sq.m. and there are 24 buildings with a total gross floor area of approximately 24,596.15 sq.m. erected thereon. Detail information of the buildings are listed in Note 4.<br><br>The land use rights of the property is allocative in nature for factory, office and dormitory uses and the tenure of the land is unspecified. | Portion of the property is at present vacant and the remaining portion with a total gross floor area of 4,699.4 sq.m. is leased and occupied by China Refrigeration Industry Co., Ltd under various tenancy agreements with the latest term expiring on 31 July 2006 at a total annual rental of RMB774,796.80 for production uses. | No commercial value |

*Notes:*

1. Pursuant to a Real Estate Ownership Certificate (Document No.: Sui Fang Di Zheng Zi No.0566404) dated 26 January 1999, the property with a site area of approximately 39,048.18 sq.m. and total gross floor area of approximately 24,651.17 sq.m. is held by Guangzhou Baiyun Mechanical Industrial Corporation (referred hereinafter as "Baiyun") as factory, office and dormitory uses. However, the land is an allocated land (劃撥土地), the land tenure is unspecified. According to our site inspection, an ancillary building with a gross floor area of 55.02 sq.m. was demolished.

2. Pursuant to an Agreement Regarding The Transfer of Land Use Rights of No. 10 Land and Ownership to Buildings and Ancillary Facilities (referred as the " Agreement") entered into between Baiyun and China Refrigeration Industry Co., Ltd. (referred hereinafter as "China Refrigeration") on 6 July 2004, Baiyun agreed to transfer the land use rights of No. 10 Land with a site area of 39,048 sq.m. and buildings with a total gross floor area of approximately 24,651.17 sq.m. erected thereon to China Refrigeration at a consideration of RMB28,596,783.5. The consideration should be paid according to the followings:

   (a) after China Refrigeration has obtained the Real Estate Ownership Certificate for Land No. 8; and

   (b) China Refrigeration should pay the whole of the consideration to Baiyun's bank account within 30 days from the date of issuance of the Real Estate Ownership Certificate (for Land No. 10 and buildings (including ancillary facilities) erected thereon) vesting the title thereto in China Refrigeration.

3. According to a Notice of Resumption (Document No. <90>Fang Zheng Zi No. 94) issued by Guangzhou Real Estate Administration Bureau dated 21 December 1990, a parcel of land with a total site area of approximately 143,660 sq.m. was requisitioned by the PRC government as State-owned Land for factory, technical institute and dormitory uses whilst the property was included.

4. According to the information provided and inspection, there are 24 buildings erected, detail information of the buildings are listed below:

| Property No. | Name of Building | Gross Floor Area *(sq.m.)* | Year of Completion | No. of Storey |
|---|---|---|---|---|
| 1 | Security Department | 47.02 | 1975 | 2 |
| 2 | Office Building | 1,589.31 | 1979 | 5 |
| 3 | Production Workshop | 1,415.44 | 1988 | 2 |
| 4 | Pipe Workshop | 556.63 | 1974 | 1 |
| 5 | Hydraulic Pressure Workshop | 556.63 | 1974 | 1 |
| 6 | Workshop No. 7 | 878.64 | 1974 | 1 |
| 7 | Copper Case Workshop | 982.91 | 1974 | 1 |
| 8 | Power Room 1 | 228.52 | 1990 | 1 |
| 9 | Power Room 2 | 168.90 | 1975 | 1 |
| 10 | Platform Scale | 101.18 | 1987 | 1 |
| 11 | Escalator and Workshop | 2,501.94 | 1994 | 2 |
| 12 | Engine Building | 4,008.30 | 1989 | 5 |
| 13 | Cylinder Workshop | 214.53 | 1990 | 2 |
| 14 | Momentum – Compressing Workshop | 608.66 | 1974 | 1 |
| 15 | Steel Godown | 2,171.40 | 1974 | 1 |
| 16 | Wind Generator Workshop | 537.86 | 1974 | 1 |
| 17 | Momentum-Compressing Workshop | 729.82 | 1974 | 1 |
| 18 | Heating Treatment Workshop | 505.49 | 1974 | 1 |
| 19 | Product Godown | 359.15 | 1974 | 1 |
| 20 | Acid Cleaning Workshop | 158.78 | 1974 | 1 |
| 21 | Sedan Workshop | 4,551.41 | 1996 | 1 |
| 22 | Tongshen Office 1 | 1,251.11 | 1996 | 2 |
| 23 | Tongshen Office 2 | 458.67 | 1996 | 3 |
| 24 | Security Guard Room | 13.85 | N/A | 1 |
| | **Total:** | **24,596.15** | | |

5. We have been provided with the PRC Legal Opinion, which contains, inter alia, the following information:

(i) Pursuant to 《同意使用土地通知書》(referred hereinafter as the "Notice") dated 21 December 1990, (same as the one in Note 2), Guangzhou Real Estate Administration Bureau permitted Baiyun to use a land with a total site area of approximately 143,660 sq.m. amid Shahe Tong He, Xianggang Shan, Yantang Gang and Dongyuan Chun (referred hereinafter as the "Permitted Land"). The Permitted Land is of allocative in nature for factory, technical institute and staff quarter uses. Property No. 12 and Property No. 13 in this report are located in the Permitted Land.

(ii) According to a Real Estate Ownership Certificate (Document No.: Sui Fang Di Zheng Zi No.0566404), the property with a site area of approximately 39,048.18 sq.m. is vested in Baiyun. However, Baiyun has not applied for the land use rights by means of compensation as assignment. Thus, the land of the property at present is allocated land.

(iii) The land use rights and the building ownership of the property is vested in Baiyun.

(iv) Baiyun shall, keeping with the standards and measures prescribed by the State Council, transfer the land use rights to the other parties upon payment of compensation as assignment and fully settling all the land grant fee.

(v) According to the regulation of the PRC, the maximum term of the land use rights for industrial land is 50 years.

6. Based on the PRC Legal Opinion, we have assigned no commercial value to Property No. 12 due to the fact that China Refrigeration has not yet settled all the consideration and obtained the title to the property, hence the property cannot be freely transferred, mortgaged or leased in the market until all the assumptions below have been achieved:–

   (i) a Real Estate Ownership Certificate in grant nature was granted by Guangzhou Government to China Refrigeration for a term of 50 years commencing from the date of issuance of the said certificate for industrial use;

   (ii) the final site area and gross floor area of the property stated in the certificate mentioned in note (i) above should be 39,048.18 sq.m. and 24,596.15 sq.m. respectively;

   (iii) all land premia, land requisition costs and other costs of ancillary utility services had been settled in full;

   (iv) the design and construction of the buildings were in compliance with the planning regulations and have been approved by the relevant authorities; and

   (v) the property is entitled to be transferred with the residue terms of its land use rights at no extra land premium or other onerous payment payable to any governmental authorities.

   However, for indicative purpose, the open market value of the property as at the date of valuation on the basis of the above assumptions was approximately RMB37,000,000. The value apportioned to the land and building portion of the property was approximately RMB28,000,000 and approximately RMB9,000,000 respectively. The estimated land grant fee for the property is approximately RMB2,148,000. Furthermore, we must stress that if the final information stated in the Real Estate Ownership Certificate including, inter alia, the land use, tenure and site area, was changed, we reserve our rights to amend our valuation.

7. According to the information provided by the Group, China Refrigeration will settle the consideration in the sum of RMB28,596,783.50 after obtaining the State-owned Land Use Right Certificate in grant nature for Land No.8. As estimated by the Company, the said Certificate will be obtained in 9 months' time from the date of issuance of the said Certificate for Land No.8.

8. According to the information provided by the Group, as at 11 November 2004, the holding company of Baiyun owns 10.3% interest in the Company.

## VALUATION CERTIFICATE

| Property | Description and Tenure | Particulars of Occupancy | Open market value in existing state as at 11 November 2004 |
|---|---|---|---|
| 13. A parcel of land neighboring with Property No. 12 and buildings erected thereon located at Shahe District, amid Guangzhou, Guangdong Province, the PRC | The property comprises a parcel of land with a site area of approximately 36,370 sq.m.<br><br>There are currently 12 buildings erected on the site. These buildings are owned and occupied by China Refrigeration Industry Co., Ltd. for production uses. The total gross floor area of the buildings is approximately 39,675 sq.m. Detail information of the buildings are listed in Note 2.<br><br>The land use rights of the property is allocative in nature and the tenure of the land is unspecified as factory, office and dormitory uses. | The property is leased by China Refrigeration Industry Co., Ltd. for a term commencing from 1 May 1991 and expiring on 25 March 2005 at an annual rental of RMB2,009,953.32 for production uses. | No commercial value |

*Notes:*

1. According to a Notice of Resumption (Document No. <90> Fang Zheng Zi No.94) issued by Guangzhou Real Estate Management Bureau dated 21 December 1990, a parcel of land with a total site area of approximately 143,660 sq.m. was requisitioned by the PRC government as State-owned Land for factory, technical institute and dormitory uses whilst the property was included.

2. According to the information provided and inspection, there are 12 buildings erected, detail information of the buildings are listed below:

| Property No. | Name of Building | Gross Floor Area (sq.m.) | Year of Completion | No. of Storey |
|---|---|---|---|---|
| 1 | Main Factory | 17,755 | 1988 | 1 |
| 2 | Factory | 16,407 | 1988 | 5 |
| 3 | Cylinder Workshop | 260 | 1988 | 1 |
| 4 | Power Distribution Room | 410 | 1988 | 1 |
| 5 | Hydraulic Pressure Workshop | 180 | 1988 | 1 |
| 6 | Boiler | 260 | 1988 | 1 |
| 7 | Sewage Station | 280 | 1988 | 1 |
| 8 | Pump Room | 115 | 1988 | 1 |
| 9 | Communication Room | 60 | 1988 | 1 |
| 10 | Office Building | 2,780 | 1988 | 5 |
| 11 | Boarding House | 1,086 | 1988 | 2 |
| 12 | Clinic | 82 | 1988 | 1 |
| | **Total:** | **39,675** | | |

3. We have been provided with the PRC Legal Opinion, which contains, inter alia, the following information:

   (i) pursuant to 《同意使用土地通知書》(referred hereinafter as the "Notice"), dated 21 December 1990, Guangzhou Real Estate Administration Bureau permitted Baiyun to use a land with a total site area of approximately 143,660 sq.m. amid Shahe Tong, Xianggang Shan, Yantang Gang and Dongyuan Chun (referred hereinafter as the "Permitted Land"). The Permitted Land is of allocative in nature for factory, technical institute and staff quarter uses. Property No. 13 and Property No. 12 in this report are located in the Permitted Land.

   (ii) according to the information given, the property, which has a site area of approximately 36,370 sq.m., is vested in Baiyun. However, Baiyun has not applied for the land use rights by means of compensation as assignment. Thus, the land of the property at present is an allocated land (劃撥土地).

   (iii) the land use rights of the property is vested in Baiyun.

   (iv) Baiyun shall, keeping with the standards and measures prescribed by the State Council, transfer the land use rights to the other parties upon payment of compensation as assignment and fully settling all the land grant fee; and

   (v) according to the regulation of the PRC, the maximum term of the land use rights for industrial land is 50 years.

4. Pursuant to an Agreement Regarding The Transfer of Land Use Rights of No.8 Land (referred as the "Agreement") entered into between Baiyun and China Refrigeration Industry Co., Ltd. (referred hereinafter as "China Refrigeration") on 6 July 2004, Baiyun agreed to transfer the land use rights of No.8 Land with a site area of 36,370 sq.m. to China Refrigeration at a consideration of RMB25,704,133.8. China Refrigeration has settled portion of the consideration in the sum of RMB10,281,653 according to the agreement terms as at the date of our valuation.

5. Based on the PRC Legal Opinion, we have assigned no commercial value to Property No.13 due to the fact that China Refrigeration has not yet settled all the consideration and obtained the title to the property, hence the property cannot be freely transferred, mortgaged or leased in the market until all the assumptions below have been achieved:–

   (i) a Real Estate Ownership Certificate in grant nature was granted by Guangzhou Government to China Refrigeration for a term of 50 years commencing from the date of issuance of the said certificate for industrial use;

   (ii) the final site area and gross floor area of the property stated in the certificate mentioned in note (i) above should be 36,370 sq.m. and 39,675 sq.m. respectively;

   (iii) all land premia, land requisition costs and other costs of ancillary utility services had been settled in full;

   (iv) the design and construction of the buildings were in compliance with the planning regulations and have been approved by the relevant authorities; and

   (v) the property is entitled to be transferred with the residue terms of its land use rights at no extra land premium or other onerous payment payable to any governmental authorities.

   However, for indicative purpose, the open market value of the property as at the date of valuation on the basis of the above assumptions was approximately RMB52,700,000. The value apportioned to the land and building portion of the property was approximately RMB26,000,000 and approximately RMB26,700,000 respectively. The estimated land grant fee for the property is approximately RMB2,000,000. Furthermore, we must stress that if the final information stated in the Real Estate Ownership Certificate including, inter alia, the land use, tenure and site area, was changed, we reserve our rights to amend our valuation.

6. According to the information provided by the Group, China Refrigeration will according to the Agreement settle the remaining portion of the consideration of RMB15,422,480.80 in due course.

   According to the PRC law, China Refrigeration can apply for a State-owned Land Use Right Certificate in grant nature after fully settling the consideration set out in the Agreement. As estimated by China Refrigeration, the said certificate will be obtained in 3 months' time no later than March 2005.

7. According to the information provided by the Group, as at 11 November 2004, the holding company of Baiyun owns 10.3% interest in the Company.

## RESPONSIBILITY STATEMENT

This Offeree Document includes particulars given in compliance with the Listing Rules and the Takeovers Code. The Directors (other than Mr. Li Yu Jun and Mr. Huang Wei Hua) jointly and severally accept full responsibility for the accuracy of the information contained in this Offeree Document (other than that relating to Midea International and parties acting in concert with it and that relating to the Sale and Purchase Agreement) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this Offeree Document (other than those of or in relation to Midea International and parties acting in concert with it and those relating to the Sale and Purchase Agreement) have been arrived at after due and careful consideration and there are no other facts not contained herein, the omission of which would make any statement contained herein (other than that relating to Midea International and parties acting in concert with it and that relating to the Sale and Purchase Agreement) misleading.

The information contained herein relating to Midea International and parties acting in concert with it and their intention with respect to the Group and information contained herein relating to the Sale and Purchase Agreement has been extracted from the Offer Document. The Directors (other than Mr. Li Yu Jun and Mr. Huang Wei Hua) accept responsibility for the correctness and fairness of the reproduction or presentation of such information but accept no further responsibility in respect of such information.

## SHARE CAPITAL AND SHARE OPTIONS

### (1) Share capital

The authorised and issued share capital of the Company as at the Latest Practicable Date were as follows:

*Authorised:*

| | |
|---|---|
| 3,000,000,000 Shares | HK$300,000,000 |

*Issued and fully paid up:*

| | |
|---|---|
| 1,588,036,408 Shares | HK$158,803,640.80 |

All of the Shares rank pari passu in all respects, including as to dividends, voting and capital.

The Shares are listed on and traded on the Stock Exchange. No Shares are listed on or dealt in, nor is any listing of or permission to deal in the Shares being, or proposed to be, sought on any other stock exchange.

Save for the increase of the authorised share capital from 1,600,000,000 Shares to 3,000,000,000 Shares by the creation of an additional 1,400,000,000 new Shares as approved at the extraordinary general meeting of the Company on 29 June 2004, there has been no alteration to the authorised share capital of the Company since the end of its last financial year, being 31 December 2003.

Save for (i) the allotment and issue of an aggregate of 200,000,000 new Shares to the Vendor and Profit Upsurge Limited, a wholly-owned subsidiary of the Vendor, pursuant to the subscription agreement dated 30 January 2004 entered into between the Vendor, Profit Upsurge Limited and the Company; (ii) the allotment and issue of 3,000,000 new Shares to Mr. Lo Wing Sang, Vincent, an independent non-executive Director, pursuant to his exercise of the Options on 22 November 2004; and (iii) the allotment and issue of 3,000,000 new Shares to Mr. Chan Wai Dune, an independent non-executive Director, pursuant to his exercise of the Options on 25 November 2004, there has been no alteration to the issued share capital of the Company since 31 December 2003.

### (2) Share options

As at the Latest Practicable Date, there were outstanding Options to subscribe for 960,000 Shares, the particulars of which are as follows:

| Type of Options | Option exercise period | Number of outstanding Options | Exercise price per Option |
|---|---|---|---|
| Type I Options | From 30 September 1997 to 10 November 2005 *(Note 1)* | 800,000 | HK$0.930 |
| Type III Options | From 5 July 2000 to 10 November 2005 *(Note 2)* | 160,000 | HK$0.211 |

*Notes:*

1. The exercise period of the Type I Options was originally from 30 September 1997 to 30 September 2007. Pursuant to the notice given by the Directors to the Optionholders on 30 November 2004 after Midea International has obtained control of the Company (within the meaning of the 1993 Share Option Scheme) upon completion of the Sale and Purchase Agreement, the expiry date of the Type I Options became 10 November 2005.

2. The exercise period of the Type III Options was originally from 5 July 2000 to 4 July 2010. Pursuant to the notice given by the Directors to the Optionholders on 30 November 2004 after Midea International has obtained control of the Company (within the meaning of the 1993 Share Option Scheme) upon completion of the Sale and Purchase Agreement, the expiry date of the Type III Options became 10 November 2005.

The Options were issued pursuant to the 1993 Share Option Scheme. A new share option scheme was adopted by the Shareholders on 27 June 2003 (the "**2003 Scheme**"). The 1993 Share Option Scheme was therefore terminated immediately upon adoption of the 2003 Scheme but the options granted pursuant to the 1993 Share Option Scheme will remain in force and effect until the date of expiry relating thereto save and except in the event of any person having obtained control of the Company, the date of expiry of the relevant options may be shortened. No option has been granted under the 2003 Scheme since its adoption. Pursuant to the 2003 Scheme, the maximum number of Shares upon which options may be granted when aggregated with those granted under any other share option scheme of the Company in issue may not exceed 138,203,640 Shares, representing approximately 8.7% of the issued share capital of the Company as at the Latest Practicable Date.

Save as disclosed in this section, there were no options, warrants or conversion rights affecting the Shares outstanding as at the Latest Practicable Date.

## DISCLOSURE OF INTERESTS

### (1) Directors' interests in the Company

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive in the Shares and underlying shares in, and debenture of, the Company which were required, pursuant to section 352 of the SFO, to be entered in the register required to be kept therein, or which were required pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers to be notified to the Company and the Stock Exchange or which were required to be disclosed in this Offeree Document pursuant to the requirements of the Takeovers Code are as follows:

(a) *Interest in Shares*

| Name of Director | Number of Shares and nature of interest | Approximate shareholding percentage |
|---|---|---|
| Mr. Lo Wing Sang, Vincent | 3,000,000 (beneficial owner) | 0.19% |
| Mr. Chan Wai Dune | 3,000,000 (beneficial owner) | 0.19% |

(b) *Interests in Options*

| Name of Director | Type of Options | Option exercise period | Number of outstanding Options | Exercise price per Option |
|---|---|---|---|---|
| Mr. Zhang Xin Hua | Type I Options | From 30 September 1997 to 10 November 2005 | 800,000 | HK$0.930 |

Save as disclosed in paragraph (1) of this section, none of the Directors had, as at the Latest Practicable Date, any interest or short position in any Shares and underlying shares in, and debentures of, the Company which will have to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they were taken or deemed to have under such provisions), or which were required, pursuant to section 352 of the SFO, to be entered in the register required to be kept therein, or which were required pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers to be notified to the Company and the Stock Exchange or which were required to be disclosed in this Offeree Document pursuant to the requirements of the Takeovers Code.

**(2) Directors' service agreements**

As at the Latest Practicable Date, none of the Directors has entered into any service contract with any member of the Group or associated companies which are in force and which have more than 12 months to run, or which has been entered into or amended within 6 months prior to 3 November 2004.

**(3) Arrangement affecting Directors**

Each of Mr. Li Jianwei and Ms. Yuan Liqun, who are non-executive Directors, owns 33% interest in 佛山市順德區利迅投資有限公司 (Foshan Shunde Lixun Investment Co., Ltd.) ("**Lixun Investment**") which in turn owns 45% interest in Midea Group Co., Ltd.. Midea Group Co., Ltd. is the beneficial owner of 99.9% interest in Midea International which is a party to the Sale and Purchase Agreement.

Save as disclosed in this paragraph (3), as at the Latest Practicable Date,

(a) there is no benefit (other than statutory compensation) to be given to any Director as compensation for loss of office or otherwise in connection with the Offers and there are no agreements or arrangements between any Director and any other person which is conditional or dependent upon the outcome of the Offers or otherwise connected with the Offers; and

(b) there are no material contracts entered into by Midea International in which any Director has a material personal interest.

**(4) Dealings in the securities of the Company by the Directors**

Set out below are the dealings in the securities of the Company by the Directors during the period commencing 6 months prior to 3 November 2004 up to and including the Latest Practicable Date:

| Date | Transaction nature | No. of Shares | Exercise price per Share *(HK$)* |
|---|---|---|---|
| ***By Mr. Lo Wing Sang, Vincent*** | | | |
| 22 November 2004 | Exercise of Type II Options | 2,000,000 | 0.244 |
| | Exercise of Type III Options | 1,000,000 | 0.211 |
| ***By Mr. Chan Wai Dune*** | | | |
| 25 November 2004 | Exercise of Type II Options | 2,000,000 | 0.244 |
| | Exercise of Type III Options | 1,000,000 | 0.211 |

**(5) Other disclosure of interests**

(a) As at the Latest Practicable Date:

(i) the Company did not own or had any interest in any securities of Midea International;

(ii) save for the indirect interest held by Mr. Li Jianwei and Ms. Yuan Liqun through Lixun Investment and Midea Group Co., Ltd. as disclosed in paragraph 3 of this section, no Directors owned or had any interest in any securities of Midea International;

(iii) no member of the Group or any pension fund of any member of the Group owned or had any interest in any securities of the Company;

(iv) none of Dao Heng Securities, Vigers Appraisal & Consulting Ltd., Z & T Law Firm or any advisers to the Company as specified in class (2) of the definition of associate under the Takeovers Code (excluding exempt principal traders) owned or had any interest in any securities of the Company; and

(v) there was no arrangement of the kind referred to in Note 8 to Rule 22 of the Takeovers Code with the Company or any person who was an associate of the Company by virtue of classes (1), (2), (3) and (4) of the definition of associate under the Takeovers Code.

(b) During the period commencing 6 months prior to 3 November 2004 and ended on the Latest Practicable Date:

(i) the Company had not dealt for value in any securities of Midea International;

(ii) save for the indirect interest held by Mr. Li Jianwei and Ms. Yuan Liqun through Lixun Investment and Midea Group Co., Ltd. as disclosed in paragraph 3 of this section, no Directors had dealt for value in any securities of Midea International;

(iii) save for the respective exercises of 3,000,000 Options by Mr. Lo Wing Sang, Vincent on 22 November 2004 and 3,000,000 Options by Mr. Chan Wai Dune on 25 November 2004, no Directors had dealt for value in any securities of the Company;

(iv) no member of the Group or any pension fund of any member of the Group had dealt for value in any securities of the Company;

(v) none of Dao Heng Securities, Vigers Appraisal & Consulting Ltd., Z & T Law Firm or any advisers to the Company as specified in class (2) of the definition of associate under the Takeovers Code (excluding exempt principal traders) had dealt for value in any securities of the Company;

(vi) no person who had an arrangement of the kind referred to in Note 8 to Rule 22 of the Takeovers Code with the Company or any person who was an associate of the Company by virtue of classes (1), (2), (3) and (4) of the definition of associate under the Takeovers Code had dealt for value in any securities of the Company; and

(vii) no fund manager (excluding exempt fund managers) connected with the Company who managed the shareholdings in the Company on a discretionary basis had dealt for value in any securities of the Company.

## SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, the persons or companies (not being Directors or the chief executive of the Company) who had interests or short positions in Shares or underlying Shares which would fall to be disclosed to the Company and the Stock Exchange pursuant to the provisions of Divisions 2 and 3 of Part XV of the SFO were as follows:

| Name of Shareholder | Number of Shares | Approximate shareholding percentage |
|---|---|---|
| Midea International Corporation Company Limited *(Note 1)* | 670,076,808 | 42.2% |
| Midea Group Co., Ltd. *(Note 2)* | 670,076,808 | 42.2% |
| 佛山市順德區天托投資有限公司 (Foshan Shunde Tiantuo Investment Co., Ltd.) ("**Shunde Tiantuo**") *(Note 3)* | 670,076,808 | 42.2% |
| Lixun Investment *(Note 4)* | 670,076,808 | 42.2% |
| Mr. He Xiang Jian *(Note 5)* | 670,076,808 | 42.2% |
| Ms. Liang Fengchai *(Note 6)* | 670,076,808 | 42.2% |
| Mr. Zhang Hechuan *(Note 7)* | 670,076,808 | 42.2% |
| Ms. Zhao Hongying *(Note 8)* | 670,076,808 | 42.2% |
| Guangzhou Baiyun Agriculture Industry & Commerce Corporation | 162,960,000 | 10.3% |

*Notes:*

1. As at the Latest Practicable Date, Midea International is directly interested in 670,076,808 Shares.

2. Midea Group Co., Ltd. was deemed to be interested in the 670,076,808 Shares which Midea International was interested in by virtue of its holding 99.9% interest in Midea International.

3. The registered capital of Midea Group Co., Ltd. is owned as to 55% by Shunde Tiantuo and 45% by Lixun Investment. Accordingly, Shunde Tiantuo was deemed to be interested in the 670,076,808 Shares which Midea International was interested in by virtue of its holding 55% equity interest in Midea Group Co., Ltd.

4. The registered capital of Midea Group Co., Ltd. is owned as to 55% by Shunde Tiantuo and 45% by Lixun Investment. Accordingly, Lixun Investment was deemed to be interested in the 670,076,808 Shares which Midea International was interested in by virtue of its holding 45% equity interest in Midea Group Co., Ltd.

5. The registered capital of Shunde Tiantuo is owned as to 90% by Mr. He Xiang Jian and 10% by Ms. Lu De Yan. Accordingly, Mr. He Xiang Jian was deemed to be interested in the 670,076,808 Shares which Midea International was interested in by virtue of his holding 90% equity interest in Shunde Tiantuo.

6. Ms. Liang Fengchai is the spouse of Mr. He Xiang Jian and is therefore deemed to be interested in the 670,076,808 Shares which Midea International was interested in by virtue of Mr. He's holding 90% equity interest in Shunde Tiantuo.

7. The registered capital of Lixun Investment is owned as to 34% by Mr. Zhang Hechuan, 33% by Mr. Li Jianwei and 33% by Ms. Yuan Liqun. Accordingly, Mr. Zhang Hechuan was deemed to be interested in the 670,076,808 Shares which Midea International was interested in by virtue of his holding 34% equity interest in Lixun Investment.

8. Ms. Zhao Hongying is the spouse of Mr. Zhang Hechuan and was therefore deemed to be interested in the 670,076,808 Shares which Midea International was interested in by virtue of Mr. Zhang's holding 34% equity interest in Lixun Investment.

As at the Latest Practicable Date, save as disclosed in this section, the Directors are not aware of any person (not being Directors or the chief executive of the Company) who had interests or short positions in Shares or underlying Shares which would fall to be disclosed to the Company and the Stock Exchange pursuant to the provisions of Divisions 2 and 3 of Part XV of the SFO.

## EXPERTS

The following are the qualifications of the experts who have given opinion or recommendation which are contained in this Offeree Document:

| Name | Qualification |
|---|---|
| Dao Heng Securities Limited | Deemed licensed corporation under the SFO to conduct type 1 (dealing in securities), type 4 (advising on securities), type 6 (advising on corporate finance), type 7 (providing automate trading services) and type 9 (asset management) regulated activities under the SFO |
| Vigers Appraisal & Consulting Ltd. | Professional property valuers |
| Z & T Law Firm | PRC lawyers |

Dao Heng Securities Limited, PricewaterhouseCoopers, Vigers Appraisal & Consulting Ltd. and Z & T Law Firm have given and have not withdrawn their respective written consents to the issue of this Offeree Document with the inclusion of their respective letters, reports, valuation certificates or recommendations (as the case may be) and the references to their names, in the form and context in which they respectively appear.

## MATERIAL CONTRACTS

The following contracts (not being contracts in the ordinary course of business) have been entered into by members of the Group within the two years preceding 3 November 2004 and ended on the Latest Practicable Date, and are or may be material:

(a) an agreement dated 20 May 2003 entered into between Hualing Technology Limited, 安徽黃山電器總廠 and 合肥市安運進出口有限責任公司 in respect of the additional capital injection by each of Hualing Technology Limited, 安徽黃山電器總廠 and 合肥市安運進出口有限責任公司 in 合肥華凌電器有限公司 (Hefei Hualing Electrics Co. Ltd.*) ("**Hefei Hualing**");

(b) an agreement dated 20 May 2003 entered into between Hualing Technology Limited, 安徽黃山電器總廠 and 合肥市安運進出口有限責任公司 to amend the terms of the original joint venture contract and the articles of association of Hefei Hualing with respect to, inter alia, the registered capital;

(c) a promoters' agreement dated 25 June 2003 entered into between Hualing Technology Limited, 安徽黃山電器總廠, 合肥市安運進出口有限責任公司, 安徽國風集團有限公司, Avanti Products (Division of The Mackle Company, Inc.), 華添投資有限公司 and 中國科學技術大學科技實業總公司 in relation to the conversion of Hefei Hualing from a sino-foreign equity joint venture enterprise into a joint stock limited liability company by way of promotion, which shall be renamed as 合肥華凌股份有限公司;

(d) a placing agreement dated 30 January 2004 entered into between the Vendor, Profit Upsurge Limited, the Company and First Shanghai Securities Limited in relation to the placing of an aggregate of 200,000,000 Shares by the Vendor and Profit Upsurge Limited;

(e) a subscription agreement dated 30 January 2004 entered into between the Vendor, Profit Upsurge Limited and the Company in relation to the subscription of an aggregate of 200,000,000 new Shares by the Vendor and Profit Upsurge Limited;

(f) an agreement dated 6 July 2004 entered into between 中國雪櫃實業有限公司 (China Refrigeration Industry Co., Ltd.) ("China Refrigeration") as transferee and 廣州白雲機電工業公司 (Guangzhou Baiyun Mechanical Industrial Corporation*) ("Baiyun Mechanical") as transferor in relation to the acquisition by China Refrigeration from Baiyun Mechanical of the land use rights in respect of a piece of land with an aggregate area of 36,370 sq.m. situated at No. 8, Tongbao Road, Baiyun District, Guangzhou, the PRC (中國廣州市白雲區同寶路8號), for a consideration of RMB25,704,133.80 (equivalent to approximately HK$24,249,182.83);

* *For identification purpose only*

(g) an agreement dated 6 July 2004 entered into between China Refrigeration as transferee and Baiyun Mechanical as transferor in relation to the acquisition by China Refrigeration from Baiyun Mechanical of the land use rights in respect of a piece of land with an area of approximately 39,048 sq.m. situated at Provisional No. 10, Tonghe North Road, Baiyun District, Guangzhou, the PRC (中國廣州市白雲區同和北路暫編10號) as well as the buildings and facilities located on the land for an aggregate consideration of RMB28,596,783.5 (equivalent to approximately HK$26,978,097.64); and

(h) an agreement dated 18 August 2004 entered into between China Refrigeration and Rim Polymers Industries Pte. Ltd. in relation to the purchase by China Refrigeration of the equipment and machineries on the cycle pentane project at a consideration of US$1,149,430 (equivalent to approximately HK$8,965,554).

## LITIGATION

As at the Latest Practicable Date, members of the Group had been involved as plaintiff in a number of pending and/or unsettled litigations or claims, most of which were claims for trade receivables. The aggregate amount involved in these pending and/or unsettled litigations or claims amounted to approximately RMB20,000,000 (approximately HK$18,900,000) and a sum of approximately RMB9,000,000 (approximately HK$8,490,000) has been provided for in the financial statements of the Group for the year ended 31 December 2003.

As at the Latest Practicable Date, members of the Group had been involved as defendant in the following pending litigation or claim:

(i) there had been legal proceedings against Hualing Air-Conditioning & Equipment Co., Ltd. ("Hualing Air-Conditioning"), a member of the Group, in respect of a claim for trade receivables for an amount of approximately RMB1,958,000 (approximately HK$1,847,000). Proceedings commenced in August 2004 and judgement from the court is pending; and

(ii) there had been legal proceedings against Hualing Air-Conditioning in a labour dispute for an amount of RMB150,000 (approximately HK$141,500). Proceedings commenced in May 2004 and judgment from the court is pending.

Save as disclosed in this section, as at the Latest Practicable Date, no member of the Group is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened of which any member of the Group is a party.

## MISCELLANEOUS

(a) The registered office of the Company is situated at Rooms 4108-10, 41st Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(b) The secretary of the Company is Mr. Wong Hon Sum, FCCA FHKSA.

(c) The English text of this Offeree Document shall prevail over the Chinese text.

## DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the office of Woo, Kwan, Lee & Lo at 27th Floor, Jardine House, 1 Connaught Place, Central, Hong Kong while the Offers remain open for acceptance:

(a) the Memorandum and Articles of Association of the Company;

(b) the annual reports of the Company for the two years ended 31 December 2003 and the interim report of the Company for the 6 months ended 30 June 2004;

(c) the letter from Dao Heng Securities, the text of which is set out on pages 16 to 36 of this Offeree Document;

(d) the letter and valuation certificates relation to the property interests of the Group prepared by Vigers Appraisal & Consulting Ltd., the texts of which are set out in Appendix 2 to this Offeree Document;

(e) the written consents referred to in the section headed "Experts" in this Appendix; and

(f) the material contracts referred to in the section headed "Material Contracts" of this Appendix.

## 備查文件

下列文件副本可於收購建議仍然公開接受接納申請時於一般辦公時間內於胡關李羅律師行辦事處查閱，地址為香港中環康樂廣場1號怡和大廈27樓：

(a) 本公司之組織章程大綱及細則；

(b) 本公司截至二零零三年十二月三十一日止兩個年度之年報及本公司截至二零零四年六月三十日止六個月之中期報告；

(c) 道亨證券之函件，全文載於本受要約方文件第16至36頁；

(d) 威格斯資產評估顧問有限公司就本集團之物業權益所編製之函件及估值證書，全文載於本受要約方文件附錄二；

(e) 本附錄「專家」一節所指之書面同意書；及

(f) 本附錄「重大合約」一節所指之重大合約。

(g) 中國雪櫃與白雲機電於二零零四年七月六日訂立之協議，內容乃關於中國雪櫃(作為承讓人)購入白雲機電(作為轉讓人)一塊總面積約39,048平方米，位於中國廣州市白雲區同和北路暫編10號之土地及位於該土地上之樓宇及設施之土地使用權，總代價為人民幣28,596,783.5元(相當於約26,978,097.64港元)；及

(h) 中國雪櫃與Rim Polymers Industries Pte. Ltd.就中國雪櫃以1,149,430美元(相當於約8,965,554港元)之代價購入環戊烷項目之設備及機器，而於二零零四年八月十八日訂立之協議。

## 訴訟

於最後實際可行日期，本集團之成員公司在多項待決及／或未解決之訴訟或索償中為被告人，大部份為應收貿易賬款之索償。該等待決及／或未解決之訴訟或索償所涉及之總金額約為人民幣20,000,000元(約18,900,000港元)，而合共人民幣9,000,000元(約8,490,000港元)已於本集團截至二零零三年十二月三十一日止年度之財務報表中撥備。

於最後實際可行日期，本集團之成員公司在下列待決訴訟或索償中為被告人：

(i) 就為數約人民幣1,958,000元(約1,847,000港元)之應收貿易賬款向本集團之成員公司廣州華凌空調設備有限公司(「華凌空調」)展開法律訴訟。訴訟於二零零四年八月展開並有待法院之裁決；及

(ii) 在一宗勞資糾紛中向華凌空調展開訴訟，所涉及之金額為人民幣150,000元(約141,500港元)。訴訟已於二零零四年五月展開並有待法院之裁決。

除本節所披露者外，於最後實際可行日期，本集團任何成員公司概無涉及任何重大訴訟或仲裁，而據董事所知，本集團任何成員公司亦無尚未了結或面臨任何重大之訴訟或仲裁。

## 其他事項

(a) 本公司之註冊辦事處位於香港灣仔皇后大道東183號合和中心41樓4108-10室。

(b) 本公司之公司秘書為黃漢森先生, FCCA FHKSA。

(c) 假如受要約方文件中英文本出現抵觸，概以英文本為準。

## 重大合約

以下乃本集團之成員公司於緊接二零零四年十一月三日前兩年內訂立之重大或可屬重大之合約(並非於日常業務過程中訂立之合約):

(a) 華凌科技有限公司、安徽黃山電器總廠及合肥市安運進出口有限責任公司,就華凌科技有限公司、安徽黃山電器總廠及合肥市安運進出口有限責任公司於合肥華凌電器有限公司(「**合肥華凌**」)額外注資而於二零零三年五月二十日訂立之協議;

(b) 由華凌科技有限公司、安徽黃山電器總廠及合肥市安運進出口有限責任公司於二零零三年五月二十日訂之協議,就(其中包括)註冊資本修訂原有合營協議之條款及合肥華凌之公司組織章程細則。

(c) 由華凌科技有限公司、安徽黃山電器總廠、合肥市安運進出口有限責任公司、安徽國風集團有限公司、Avanti Products (Division of The Mackle Company, Inc.)、華添投資有限公司及中國科學技術大學科技實業總公司,就以發起方式將合肥華凌由一家中外合資合營企業轉換為一家股份制有限公司(將易名為合肥華凌股份有限公司),而於二零零三年六月二十五日訂立之發起人協議;

(d) 賣方、Profit Upsurge Limited、本公司及第一上海證券有限公司就賣方及Profit Upsurge Limited配售合共200,000,000股股份而於二零零四年一月三十日訂立之配售協議;

(e) 賣方、Profit Upsurge Limited及本公司就賣方與Profit Upsurge Limited認購合共200,000,000股新股份而於二零零四年一月三十日訂立之認購協議;

(f) 中國雪櫃實業有限公司(「中國雪櫃」)(作為承讓人)與廣州白雲機電工業公司(「白雲機電」)(作為轉讓人)於二零零四年七月六日訂立之協議,內容乃關於中國雪櫃購入白雲機電一塊總面積為36,370平方米,位於中國廣州市白雲區同寶路8號之土地之土地使用權,總代價為人民幣25,704,133.80元(相當於約24,249,182.83港元);

4. 美的集團有限公司之註冊資本由順德天托及利迅投資分別擁有55%及45%權益。因此，利迅投資藉其擁有美的集團有限公司45%股權而被視為於美的國際擁有權益之670,076,808股股份中擁有權益。

5. 順德天托由何享健先生及盧德燕女士分別擁有90%及10%權益。因此，何享健先生藉其擁有順德天托90%股權而被視為於美的國際擁有權益之670,076,808股股份中擁有權益。

6. 梁鳳釵女士為何享健先生之配偶，並因此藉何先生擁有順德天托90%股權而被視為於美的國際擁有權益之670,076,808股股份中擁有權益。

7. 利迅投資之註冊資本由張河川先生、栗建偉先生及袁利群女士分別擁有34%、33%及33%權益。因此張河川先生藉其擁有利迅投資34%股權而被視為於美的國際擁有權益之670,076,808股股份中擁有權益。

8. 趙紅英女士為張河川先生之配偶，並因此藉張先生擁有利迅投資34%股權而被視為於美的國際擁有權益之670,076,808股股份中擁有權益。

於最後實際可行日期，除本節所披露者外，董事並不知悉有任何人士（並不包括本公司之董事或高級行政人員）於股份及相關股份中擁有權益或淡倉而須根據證券及期貨條例第XV部第2及3分部之條文向本公司及聯交所披露。

## 專家

以下為在本受要約方文件發表意見或推薦意見之專家之資格：

| 名稱 | 資格 |
| --- | --- |
| 道亨證券有限公司 | 根據證券及期貨條例可從事第1類（證券買賣）、第4類（就證券提供意見）、第6類（就公司融資提供意見）、第7類（提供自動買賣服務）及第9類（資產管理）根據證券及期貨條例之受規管活動之視作持牌法團 |
| 威格斯資產評估顧問有限公司 | 專業物業估值師 |
| 正平天成律師事務所 | 中國律師 |

道亨證券有限公司、羅兵咸永道會計師事務所、威格斯資產評估顧問有限公司及正平天成律師事務所已就刊發本受要約方文件發出同意書，同意分別以本受要約方文件的形式及文義，轉載彼等各自之函件、報告、估值證書或推薦意見（視情況而定）並引述彼等之名稱，且迄今並無撤回彼等之同意書。

(vi) 與本公司訂立收購守則第22條註釋8所指類別安排之人士或任何根據收購守則聯繫人士定義下第(1)、(2)、(3)及(4)類為本公司聯繫人士之人士概無買賣本公司任何證券以換取價值；及

(vii) 與本公司有關連並按酌情基準管理本公司股權之基金經理(獲豁免基金經理除外)概無買賣本公司證券以換取價值。

## 主要股東

於最後實際可行日期，下列人士或公司(不包括本公司之董事或高級行政人員)於股份及相關股份中，擁有根據證券及期貨條例第XV部第2及3分部之條文須向本公司及聯交所披露之權益或淡倉如下：

| 股東姓名 | 股份數目 | 概約股權百份比 |
|---|---|---|
| 美的國際控股有限公司 *(附註1)* | 670,076,808 | 42.2% |
| 美的集團有限公司 *(附註2)* | 670,076,808 | 42.2% |
| 佛山市順德區天托投資有限公司(「**順德天托**」) *(附註3)* | 670,076,808 | 42.2% |
| 利迅投資 *(附註4)* | 670,076,808 | 42.2% |
| 何享健先生 *(附註5)* | 670,076,808 | 42.2% |
| 梁鳳釵女士 *(附註6)* | 670,076,808 | 42.2% |
| 張河川先生 *(附註7)* | 670,076,808 | 42.2% |
| 趙紅英女士 *(附註8)* | 670,076,808 | 42.2% |
| 廣州國營白雲農工商聯合公司 | 162,960,000 | 10.3% |

*附註：*

1. 於最後實際可行日期，美的國際於670,076,808股股份中直接擁有權益。

2. 美的集團有限公司藉其擁有美的國際99.9%權益而被視為於美的國際擁有權益之670,076,808股股份中擁有權益。

3. 美的集團有限公司由順德天托及利迅投資分別擁有55%及45%權益。因此，順德天托藉其擁有美的集團有限公司55%股權而被視為於美的國際擁有權益之670,076,808股股份中擁有權益。

**(5) 其他權益之披露**

(a) 於最後實際可行日期，

(i) 本公司並無擁有美的國際之任何證券或於當中擁有任何權益；

(ii) 除本節第3段所披露栗建偉先生及袁利群女士透過利迅投資及美的集團有限公司所持有之間接權益外，概無董事擁有美的國際之任何證券或於當中擁有任何權益；

(iii) 本集團任何成員公司或本集團任何成員公司之退休金基金概無擁有本公司任何證券或於當中擁有任何權益；

(iv) 道亨證券、威格斯資產評估顧問有限公司及正平天成律師事務所或任何根據收購守則聯繫人士之定義下第(2)類所指之本公司顧問概無擁有本公司任何證券或於當中擁有任何權益；及

(v) 概無與本公司或與任何根據收購守則聯繫人士之定義下第(1)、(2)、(3)及(4)類為本公司聯繫人士之人士訂立收購守則第22條註釋8所指類別之安排。

(b) 於二零零四年十一月三日前六個月開始至最後實際可行日期止之期間內：

(i) 本公司概無買賣美的國際之任何證券以換取價值；

(ii) 除本節第3段所披露栗建偉先生及袁利群女士透過利迅投資及美的集團有限公司所持有之間接權益外，董事概無買賣美的國際之任何證券以換取價值；

(iii) 除羅榮生先生於二零零四年十一月二十二日行使3,000,000份購股權及陳維端先生於二零零四年十一月二十五日行使3,000,000份購股權外，董事概無買賣本公司之證券以換取價值；

(iv) 本集團任何成員公司或本集團任何成員公司之退休金基金概無買賣本公司任何證券以換取價值；

(v) 道亨證券、威格斯資產評估顧問有限公司及正平天成律師事務所或任何根據收購守則聯繫人士之定義下第(2)類組別所指之本公司顧問（受豁免之主要交易商除外）概無買賣本公司任何證券以換取價值；

**(2) 董事之服務合約**

於最後實際可行日期，概無董事與本集團任何成員公司或聯營公司訂立任何現時生效及有效期超過十二個月，或於二零零四年十一月三日前六個月內已訂立或經修訂之服務合約。

**(3) 影響董事之安排**

非執行董事栗建偉先生及袁利群女士各自擁有佛山市順德區利迅投資有限公司(「**利迅投資**」)33%權益，而該公司擁有美的集團有限公司45%權益。美的集團有限公司為美的國際99.9%權益之實益擁有人。美的國際為買賣協議之其中一方。

除本節第(3)段所披露外，於最後實際可行日期，

(a) 概無向任何董事給予利益，作為因收購建議而失去職位或蒙受其他損失之補償(法定補償除外)，而董事亦無與任何其他人士訂立須取決於收購建議之結果或與收購建議之其他事宜有關之協議或安排；及

(b) 美的國際概無訂立任何屬重大而董事擁有重大個人權益之合約。

**(4) 董事買賣本公司之證券**

下文載列董事於二零零四年十一月三日前六個月起計至最後實際可行日(包括該日)止期間買賣購股權之情況：

| 日期 | 交易性質 | 股份數目 | 每股行使價<br>*(港元)* |
|---|---|---|---|
| ***羅榮生先生*** | | | |
| 二零零四年<br>十一月二十二日 | 行使第二類購股權 | 2,000,000 | 0.244 |
| | 行使第三類購股權 | 1,000,000 | 0.211 |
| ***陳維端先生*** | | | |
| 二零零四年<br>十一月二十五日 | 行使第二類購股權 | 2,000,000 | 0.244 |
| | 行使第三類購股權 | 1,000,000 | 0.211 |

除本節所披露者外，於最後實際可行日期，本公司並無尚未行使之購股權、認股權證或可影響股份之轉換權。

## 權益披露

### (1) 董事於本公司之權益

於最後實際可行日期，董事及高級行政人員於本公司之股份、相關股份或債券中，擁有根據證券及期貨條例第352條須登記於該條規定所述登記冊之權益或淡倉；或根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益或淡倉，或根據收購守則之規定將須於本受要約方文件披露之權益或淡倉或如下：

*(a) 於股份之權益*

| 董事姓名 | 股份數目及權益性質 | 概約股權百分比 |
|---|---|---|
| 羅榮生先生 | 3,000,000（實益擁有人） | 0.19% |
| 陳維端先生 | 3,000,000（實益擁有人） | 0.19% |

*(b) 於購股權之權益*

| 董事姓名 | 購股權類別 | 購股權行使期 | 尚未行使購股權數目 | 每份之行使價 |
|---|---|---|---|---|
| 張新華先生 | 第一類購股權 | 由一九九七年九月三十日至二零零五年十一月十日 | 800,000 | 0.930港元 |

除本節第(1)段所披露者外，於最後實際可行日期，概無董事於本公司之股份、相關股份及債券中，擁有任何根據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之權益或淡倉（包括根據該等條文該等被當作或視為擁有之權益及淡倉），或根據證券及期貨條例第352條須登記於該等規定所述登記冊之權益或淡倉，或根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益或淡倉，或根據收購守則之規定將須於本受要約方文件披露之權益或淡倉。

除(i)根據賣方、賣方之全資附屬公司Profit Upsurge Limited與本公司於二零零四年一月三十日訂立之認購協議，向賣方及Profit Upsurge Limited配發及發行合共200,000,000股新股份；(ii)因獨立非執行董事羅榮生先生於二零零四年十一月二十二日行使其購股權而向其配發及發行3,000,000股新股份；及(iii)因獨立非執行董事陳維端先生於二零零四年十一月二十五日行使其購股權而向其配發及發行3,000,000股新股份外，本公司之已發行股本自二零零三年十二月三十一日以來並無任何變動。

**(2) 購股權**

於最後實際可行日期，本公司有尚未行使之購股權，可認購960,000股股份，詳情如下：

| 購股權類別 | 購股權行使期 | 尚未行使購股權數目 | 每份購股權之行使價 |
|---|---|---|---|
| 第一類購股權 | 由一九九七年九月三十日至二零零五年十一月十日 *(附註1)* | 800,000 | 0.930港元 |
| 第三類購股權 | 由二零零零年七月五日至二零零五年十一月十日 *(附註2)* | 160,000 | 0.211港元 |

*附註：*

1. 第一類購股權之行使期原為一九九七年九月三十日至二零零七年九月三十日。根據董事於買賣協議完成時美的國際取得本公司之控制權(按一九九三年購股權計劃之涵義)，而於二零零四年十一月三十日向購股權持有人發出之通知，第一類購股權之屆滿期改為二零零五年十一月十日。

2. 第三類購股權之行使期原為二零零零年七月五日至二零一零年七月四日。根據董事於買賣協議完成時美的國際取得本公司之控制權(按一九九三年購股權計劃之涵義)，而於二零零四年十一月三十日向購股權持有人發出之通知，第三類購股權之屆滿期改為二零零五年十一月十日。

購股權乃根據一九九三年購股權計劃授出。股東於二零零三年六月二十七日採納一項新購股權計劃(「**二零零三年購股權計劃**」)。一九九三年購股權計劃於緊隨採納二零零三年購股權計劃後終止，但根據一九九三年購股權計劃授出之購股權仍具效力及效用，直至據此之期間屆滿之日為止。除倘任何人士已取得本公司之控制權外，有關購股權之屆滿日期可能會縮短，自二零零三年購股權計劃採納以來，概無根據該計劃授出購股權。根據二零零三年購股權計劃，可能授出之購股權所涉及之股份最高數目，與本公司任何其他購股權計劃所授出之購股權所涉及之已發行股份合併計算時，不得超過138,203,640股股份，佔於最後實際可行日期本公司已發行股本約8.7%。

## 責任聲明

本受要約方文件載有遵照上市規則及收購守則所規定之資料。董事(李宇君先生及黃偉華先生除外)對本受要約方文件所載之資料(與美的國際及其一致行動人士及與買賣協議有關之資料除外)之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，據彼等所深知，本受要約方文件所表達之意見(與美的國際及其一致行動人士及與買賣協議有關之資料除外)乃經審慎周詳考慮後始行作出，而本受要約方文件並無遺漏其他事實(與美的國際及其一致行動人士及與買賣協議有關之事實除外)，以致本受要約方文件所載之內容有所誤導。

本受要約方文件所載與美的國際及其一致行動人士，以及彼等就本集團之意向及本受要約方文件所載與買賣協議有關之資料乃摘錄自收購建議文件。董事(李宇君先生及黃偉華先生除外)就轉載或呈列該等資料之準確性及公平性承擔責任，但並不就該等資料承擔其他責任。

## 股本及購股權

### (1) 股本

本公司於最後實際可行日期之法定及已發行股本如下：

*法定：*

| | |
|---|---|
| 3,000,000,000股股份 | 300,000,000港元 |

*已發行及悉數繳足：*

| | |
|---|---|
| 1,588,036,408股股份 | 158,803,640.80港元 |

所有股份在所有方面，包括股息、投票權及股本方面均享有同等權益。

股份於聯交所上市及買賣。概無股份於任何其他證券交易所上市或買賣、且並無建議或尋求股份於任何其他證券交易所上市及買賣。

除按本公司於二零零四年六月二十九日舉行之股東特別大會上批准藉增設1,400,000,000股新股份，法定股本由1,600,000,000股股份增至3,000,000,000股股份外，自上一個財政年度(即二零零三年十二月三十一日)結束時以來，本公司之法定股本並無任何變動。

4. 根據白雲與中國雪櫃實業有限公司(以下統稱「中國雪櫃」)於二零零四年七月六日訂立有關轉讓8號土地之土地使用權之協議(統稱「協議」),白雲同意轉讓地盤面積為36,370平方米之8號土地之土地轉讓予中國雪櫃,代價為人民幣25,704,133.8元。中國雪櫃已根據協議之條款於吾等之估值日期清償代價之部份共人民幣10,281,653元。

5. 根據中國法律意見,由於中國雪櫃尚未清償所有代價及取得該物業之業權,故吾等並無賦予第13項物業任何商業價值,因此,該物業不可於市場內自由轉讓、按揭或租賃,直至下文所有假設已達成為止:

   (i) 廣州政府已向 貴集團授出可轉讓之房地產證,由有關證書發出日期起計,為期50年,作工業用途;

   (ii) 上文附註(i)所述證書上的最終地盤面積及總建築應分別為36,370平方米及39,675平方米;

   (iii) 所有地價、土地徵用費及附屬公用服務之其他費用已悉數清償;

   (iv) 該樓宇之設計及興建乃符合規劃規定,並已獲有關當局批准;及

   (iv) 該物業連同其土地使用權之餘下年期,可在毋須支付額外地價或其他繁重費用予任何政府機關之情況下予以轉讓。

   然而,作為參考之用,該物業按上文假設之基準於估值日期之公開市值約為人民幣52,700,000元。該物業之土地及樓宇部份所分配之價值分別為人民幣26,000,000元及人民幣26,700,000元。該物業之土地出讓金估計約為人民幣2,000,000元。此外,吾等強調,倘房地產證之最後資料(其中包括)土地用途、年期及地盤有所改變,吾等保留修改吾等之估值的權利。

6. 根據 貴集團所提供之資料,中國雪櫃將根據協議於適當時間清償代價餘額人民幣15,442,480.80元。

   根據中國法律,中國雪櫃於悉數清償協議所述之代價後可申請具轉讓性質之國有土地使用權證。按中國雪櫃所估計,上述權證將於三個月內(不遲於二零零五年三月)取得。

7. 根據 貴集團提供之資料,於二零零四年十一月十一日,白雲之控股公司擁有 貴公司10.3%之權益。

2. 根據所提供之資料及進行之視察，該土地上共建有12幢樓宇，該等樓宇之詳細資料如下：

| 物業編號 | 樓宇名稱 | 樓面面樓（平方呎） | 落成年份 | 層樓 |
|---|---|---|---|---|
| 1 | 主廠房 | 17,755 | 1988 | 1 |
| 2 | 廠房 | 16,407 | 1988 | 5 |
| 3 | 油缸車間 | 260 | 1988 | 1 |
| 4 | 電力分配房 | 410 | 1988 | 1 |
| 5 | 液壓車間 | 180 | 1988 | 1 |
| 6 | 鍋爐 | 260 | 1988 | 1 |
| 7 | 污水站 | 280 | 1988 | 1 |
| 8 | 泵房 | 115 | 1988 | 1 |
| 9 | 通訊房 | 60 | 1988 | 1 |
| 10 | 辦公室大樓 | 2,780 | 1988 | 5 |
| 11 | 宿舍 | 1,086 | 1988 | 2 |
| 12 | 診所 | 82 | 1988 | 1 |
| | **總計：** | **39,675** | | |

3. 吾等已獲提供中國法律意見，當中載有（其中包括）下列資料：

(i) 根據日期為一九九零年十二月二十一日之《同意使用土地通知書》（以下稱「通知」），廣州市房地產管理局准許白雲使用位於沙河同和、象崗山、燕塘崗及東園村（以下稱「獲准許土地」），總地盤面積約143,660平方米之土地。獲准許土地為劃撥性質，用作廠房、工業學院及員工宿舍。本報告之第13項物業及第12項物業均位於獲准許土地內。

(ii) 根據所提供之資料，地盤面積約為36,370平方米之該物業屬白雲所有。然而，白雲並無申請國有土地有償出讓。因此，該物業之土地目前仍屬劃撥土地。

(iii) 該物業之土地使用權屬白雲所有。

(iv) 白雲須在保持國務院所制訂之標準及措施之情況下，於支付所有土地出讓金後，方可轉讓土地使用權予其他方；及

(v) 根據中國之規定，工業用地之土地使用權之最長年期為50年。

## 估值證書

| 物業 | 概況及年期 | 佔用情況 | 於二零零四年十一月十一日現況下之公開市值 |
|---|---|---|---|
| 13. 一塊位於中國廣東省廣州市沙河區毗鄰於第12項物業之工業用地及座落於其上之樓宇 | 該物業包括一塊地盤面積約為36,370平方米之土地。<br><br>於該地盤上目前建有12幢樓宇。該等樓宇由中國雪櫃實業有限公司擁有及佔用作生產用途。該等樓宇之總建築面積約為39,675平方米。有關該等樓宇之詳情載於附註2。<br><br>該物業之土地使用權為劃撥性質，而該土地之用途乃未指定用作工廠、辦公室及宿舍。 | 該物業由中國雪櫃實業有限公司租用，年期由一九九一年五月一日起至二零零五年三月二十五日屆滿，年租為人民幣2,009,953.32元。 | 無商業價值 |

*附註：*

1. 根據廣州市房地產管理局於一九九零年十二月二十一日發出之徵地通告(文件編號：<90>房征字第94號)，總建築面積約143,660平方米之土地被中國政府徵用為廠房、工業學院及宿舍之國有土地，而該物業包括在內。

6. 根據中國法律意見，由於中國雪櫃尚未清償所有代價及取得該物業之業權，故吾等並無賦予第12項物業任何商業價值，因此，該物業不可於市場內自由轉讓、按揭或租賃，直至下文所有假設已達成為止：

   (i) 廣州政府已向中國雪櫃授出可轉讓之房地產證，由有關證書發出日期起計，為期50年，作工業用途；

   (ii) 該物業於附註(i)所述的證書上的最終地盤及總建築面積應分別為39,048.18平方米及24,596.15平方米；

   (iii) 所有地價、土地徵用費及附屬公用服務之其他費用已悉數清償；

   (iv) 該樓宇之設計及興建乃符合規劃規定，並已獲有關當局批准；及

   (v) 該物業於其土地使用權之餘下年期，可在毋須支付額外地價或其他繁重費用予任何政府機關之情況下予以轉讓。

   然而，作為參考之用，該物業按上文假設之基準於估值日期之公開市值約為人民幣37,000,000元。該物業之土地及樓宇部份所分配之價值分別約為人民幣28,000,000元及約人民幣9,000,000元。該物業之土地出讓金估計約為人民幣2,148,000元。此外，吾等強調，倘房地產證之最後資料包括（其中包括）土地用途、年期及地盤面積有所改變，吾等保留修改吾等之估值的權利。

7. 根據 貴集團所提供之資料，中國雪櫃將於取得8號土地具轉讓性質之國有土地使用權證後清償土地出讓金共人民幣28,596,783.50元。按 貴公司所估計，上述權證將由發出8號土地之有關權證後於九個月內取得。

8. 根據 貴集團提供的資料，於二零零四年十一月十一日，白雲由 貴公司擁有10.3%權益。

4. 根據所提供之資料及所進行之視察，該土地上共建有24幢樓宇，該等樓宇之詳盡資料載列如下：

| 物業編號 | 樓宇名稱 | 總建築面積<br>(平方米) | 落成年份 | 層數 |
|---|---|---|---|---|
| 1 | 保安部 | 47.02 | 1975 | 2 |
| 2 | 辦公室大樓 | 1,589.31 | 1979 | 5 |
| 3 | 生產車間 | 1,415.44 | 1988 | 2 |
| 4 | 管道車間 | 556.63 | 1974 | 1 |
| 5 | 液壓車間 | 556.63 | 1974 | 1 |
| 6 | 第7號車間 | 878.64 | 1974 | 1 |
| 7 | 銅殼車間 | 982.91 | 1974 | 1 |
| 8 | 電力房1 | 228.52 | 1990 | 1 |
| 9 | 電力房2 | 168.90 | 1975 | 1 |
| 10 | 平台磅 | 101.18 | 1987 | 1 |
| 11 | 電梯及車間 | 2,501.94 | 1994 | 2 |
| 12 | 發動機房 | 4,008.30 | 1989 | 5 |
| 13 | 油缸車間 | 214.53 | 1990 | 2 |
| 14 | 動量壓縮車間 | 608.66 | 1974 | 1 |
| 15 | 鋼材貨倉 | 2,171.40 | 1974 | 1 |
| 16 | 風產生器車間 | 537.86 | 1974 | 1 |
| 17 | 動量壓縮車間 | 729.82 | 1974 | 1 |
| 18 | 熱力處理車間 | 505.49 | 1974 | 1 |
| 19 | 產品貨倉 | 359.15 | 1974 | 1 |
| 20 | 酸性清洗車間 | 158.78 | 1974 | 1 |
| 21 | 轎車車間 | 4,551.41 | 1996 | 1 |
| 22 | 銅燊辦公室1 | 1,251.11 | 1996 | 2 |
| 23 | 銅燊辦公室2 | 458.67 | 1996 | 3 |
| 24 | 保安護衛室 | 13.85 | 不適用 | 1 |
| | **總計：** | **24,596.15** | | |

5. 吾等已獲提供中國法律意見，當中載有(其中包括)下列資料：

(i) 根據日期為一九九零年十二月二十一日之《同意使用土地通知書》(以下稱「通知」)(與附註二所指者相同)，廣州市房地產管理局准許白雲使用位於沙河同和、象崗山、燕塘崗及東園村(以下稱「獲准許土地」)，總地盤面積約143,660平方米之土地。獲准許土地為劃撥性質，用作廠房、工業學院及員工宿舍。本報告之第12項物業及第13項物業均位於獲准許土地上。

(ii) 根據房地產證(文件編號：穗房地証字第0566404號)，地盤面積約為39,048.18平方米之該物業乃屬白雲所有。然而，白雲並無申請國有土地權有償出讓。因此，該物業之土地目前仍為劃撥土地。

(iii) 該物業之土地使用權及樓宇所有權屬白雲所有。

(iv) 白雲須在保持國務院所制訂之標準及措施之情況下，於支付所有土地出讓金後，方可轉讓土地使用權予其他方。

(v) 根據中國之規定，工業用地之土地使用權之最長年期為50年。

# 估值證書

## 第三類－貴集團將予購入之物業權益

| 物業 | 概況及年期 | 佔用情況 | 於二零零四年十一月十一日現況下之公開市值 |
|---|---|---|---|
| 12. 一塊位於中國廣東省廣州市沙河區之工業用地及座落於其上之樓宇 | 該物業包括一塊地盤面積約39,048.18平方米之土地及座落於其上之24幢樓宇，總建築面積約為24,596.15平方米。有關樓宇之詳情載列於附註4。<br><br>該物業用作工廠、辦公室及宿舍之土地使用權為劃撥性質，而該土地之用途乃未指定。 | 該物業部份目前空置，而總建築面積為4,699.4平方米之餘下部份乃由中國雪櫃實業有限公司根據多項租約租賃及佔用，最後屆滿之租約於二零零六年七月三十一日到期，年租為人民幣774,796.80元。 | 無商業價值 |

*附註：*

1. 根據日期為一九九九年一月二十六日之房地產證（文件編號：穗房地証字第0566404號），地盤面積約39,048.18平方米及總建築面積約24,651.17平方米之該物業由廣州白雲機電工業公司（下稱「白雲」）持有，作廠房、辦公室及宿舍用途。然而，該土地為劃撥土地，而土地年期則未指定。根據吾等之實地考察，總建築面積為55.02平方米之附屬樓宇已清拆。

2. 根據白雲與中國雪櫃實業有限公司（以下統稱「中國雪櫃」）於二零零四年七月六日訂立有關轉讓10號土地及樓宇及附屬設施之土地使用權之協議（統稱「協議」），白雲同意轉讓地盤面積為39,048平方米之10號土地以及座落於其上總建築面積約24,651.17平方樓宇之土地轉讓權予中國雪櫃，代價為人民幣28,596,783.5元。代價須按下列各項支付：

   (a) 於中國雪櫃取得8號土地之房地產證後；及

   (b) 中國雪櫃須於發出屬中國雪櫃業權所有之房地產證（就10號土地及及座落於其上之樓宇（包括附屬設施））日期後三十日內支付全部代價予白雲之銀行賬戶內。

3. 根據廣州市房地產管理局於一九九零年十二月二十一日發出之徵用土地通告（文件編號：<90>房征字第94號），一塊總建築面積約143,660平方米之土地被中國政府徵用為廠房、工業學院及宿舍之國有土地，而該物業包括在內。

# 估值證書

| 物業 | 概況及年期 | 佔用情況 | 於二零零四年十一月十一日現況下之公開市值 |
|---|---|---|---|
| 11. 一個位於中國安徽省合肥市合肥經濟技術開發區廬陽區綠都花園第13座第六層之住宅單位 | 該物業包括廬陽區綠都花園第13座第六層之一個住宅單位。<br><br>第13座為一幢於一九九零年代落成之六層高水泥及磚塊建築物。該物業之總建築面積約為105.55平方米。<br><br>該物業之土地使用權並無指定年期。 | 該物業目前由擁有者佔用作員工宿舍。 | 無商業價值 |

*附註：*

1. 根據日期為一九九八年一月二十三日之房地產證（文件編號：合肥市房地權合字第020284號），總建築面積約105.55平方米之該物業由合肥華凌電器有限公司（下稱「合肥華凌」）持有，作住宅用途。

2. 吾等已獲提供中國法律意見，當中載有（其中包括）下列資料：

   (i) 於完成有關轉讓業權之註冊程序後，該物業可自由轉讓。

   (ii) 獲發房屋所有權證之該物業之法律業權屬合肥華凌所有。

   (iii) 該物業並不受任何第三方權益如按揭、法院對交易的頒令蓋章所限。

3. 根據附註一所提及之房地產證，土地使用權並無指定年期。經吾等向綠都花園管理處之諮詢，管理處未能向吾等提供國有土地使用權證之正本。由於所得資料並不完整，故此未能確定土地使用權之年期。因此，由於所提供之資料並不完整，吾等並無賦予該物業任何商業價值。

4. 根據 貴集團提供之資料，於二零零四年十一月十一日，合肥華凌由 貴公司擁有50.05%權益。

# 估值證書

| 物業 | 概況及年期 | 佔用情況 | 於二零零四年十一月十一日現況下之公開市值 |
|---|---|---|---|
| 10. 一個位於中國安徽省合肥市合肥經濟技術開發區鄉村花園留園之住宅單位 | 該物業包括位於合肥經濟技術開發區始信路東及丹霞路南交界鄉村花園留園第11座第一層一個單位。<br><br>第11座為一幢於一九九零年代落成之五層高水泥及磚塊建築物。該物業之總建築面積約為91.91平方米。<br><br>該物業之土地使用為期70年，於二零六八年十一月二日屆滿，作住宅用途。 | 該物業目前由擁有者佔用作員工宿舍。 | 人民幣248,000元（貴集團應佔50.05%權益：人民幣124,124元） |

*附註：*

1. 根據合肥房地產管理局發出期為二零零四年五月二十日之房屋所有權證（文件編號：房地權合字第051519號），該物業之總建築面積約為91.91平方米。該物業由合肥華淩電器有限公司（下稱「合肥華淩」）持有作住宅用途。

2. 根據國有土地使用權證（文件編號：合征出國用(2001)第34號），屬可轉讓性質之該物業之土地使用權為期70年，於二零六八年十一月二日屆滿，作住宅用途。

3. 吾等已獲提供中國法律意見，當中載有（其中包括）下列資料：

   (i) 獲發房屋所有權證之該物業之法律業權屬合肥華淩所有。

   (ii) 合肥華淩可在無須支付任何其他繁重款項下於完成有關轉讓業權之註冊程序後有權轉讓、出租或抵押該物業。

   (iii) 該物業並不受任何第三方權益如按揭、法院對交易的頒令蓋章所限。

4. 根據 貴集團提供之資料，於二零零四年十一月十一日，合肥華淩由 貴公司擁有50.05%權益。

3. 吾等已獲提供中國法律意見，當中載有(其中包括)下列資料：

   (i) 獲發房地產證之該物業之法律業權屬合肥華凌所有。

   (ii) 根據中國法律，合肥華凌於悉數清償土地出讓金後，在遵照有關註冊程序下有權轉讓或出租該物業。

   (iii) 由於尚未悉數清償土地出讓金，故此該物業乃不可轉讓。

4. 根據中國法律意見，由於該物業之土地出讓金尚未獲悉數清償，且並無轉讓性質之房地產證，故吾等並無賦予該物業任何商業價值，因此，該物業不可於市場內自由轉讓、按揭或租賃，直至下文所有假設已達成為止：

   (i) 合肥市政府已向 貴集團授出可轉讓之房地產證，由有關證書發出日期起計，為期50年，作工業用途；

   (ii) 該物業於附註(i)所述之證書上的最終地盤及總建築面積應分別為129,333.4平方米及44,467.14平方米；

   (iii) 所有地價、土地徵用費及附屬公用服務之其他費用已悉數清償；

   (iv) 該等樓宇之設計及興建乃符合規劃規定，並已獲有關當局批准；及

   (v) 該物業連同其土地使用權之餘下年期，可在毋須支付額外地價或其他繁重費用予任何政府機關之情況下予以轉讓。

   然而，作為參考之用，該物業按上文假設之基準於估值日期之公開市值約為人民幣62,100,000元。該物業之土地及樓宇部份所分配之價值分別約為人民幣36,300,000元及約人民幣25,800,000元。此外，吾等強調，倘房屋所有權證及國有土地使用權證之最後資料包括(其中包括)土地用途、年期及地盤面積有所改變，吾等保留修改吾等之估值的權利。

5. 根據 貴公司所提供之資料，合肥華凌將根據土地出讓合約，於二零零四年十二月三十日或之前清償土地出讓金餘額人民幣2,820,000元。根據中國法律，合肥華凌可於悉數清償土地出讓金後申請見轉讓性質之國有土地使用權證。按 貴公司所估計，上述權證將於六個月內(於二零零五年六月)取得。

6. 根據 貴集團提供之資料，於二零零四年十一月十一日，合肥華凌由 貴公司擁有50.05%權益。

# 估值證書

## 位於合肥之物業權益

| | 物業 | 概況及年期 | 佔用情況 | 於二零零四年十一月十一日現況下之公開市值 |
|---|---|---|---|---|
| 9. | 一塊位於中國安徽省合肥市合肥經濟技術開發區錦綉大道及佛掌路交界東北角之工業用地及座落於其上之樓宇 | 該物業包括一塊地盤面積約129,333.4平方米之土地及座落於其上一幢總建築面積約44,467.44平方米之樓宇。該樓宇之詳情列於附註2。<br><br>該物業之土地使用權為期50年，直至二零五二年一月十二日屆滿，作工業用途。 | 該物業目前由擁有者佔用作生產、貨倉、辦公室及工廠用途。 | 無商業價值 |

*附註：*

1. 根據日期為二零零二年一月十三日之國有土地使用權出讓合同，總地盤面積約129,333.4平方米之該物業屬合肥華凌電器有限公司（下稱「合肥華凌」）所有，為期50年，直至二零五二年一月十二日屆滿，作工業用途。

2. 根據日期為二零零四年四月十二日之房屋所有權證（文件編號：房地權合字第050281號），總建築面積約44,467.44平方米之該物業屬合肥華凌所有，作工廠、辦公室及貨倉用途。

   根據所提供之資料及所進行之視察，座落之樓宇之詳情如下：

| 物業編號 | 樓宇名稱 | 總建築面積<br>*（平方米）* | 落成年份 | 層數 |
|---|---|---|---|---|
| 1 | 工廠 | 44,467.44 | 2003 | 3層<br>（一部份2層） |
| | 總計 | 44,467.44 | | |

# 估值證書

| 物業 | 概況及年期 | 佔用情況 | 於二零零四年十一月十一日現況下之公開市值 |
|---|---|---|---|
| 8. 三個位於中國廣東省廣州市番禺大石鎮105國道禮村路怡景花園怡景園第一層之住宅單位 | 該物業包括位於番禺一幢於一九九零年代落成之九層高住宅樓宇第一層三個住宅單位。<br><br>該等單位之總建築面積為216平方米。<br><br>該物業之土地使用權為期70年，於二零六三年二月九日屆滿，作住宅用途。 | 104室由 貴集團佔用作員工宿舍。<br><br>106室及107室目前空置。 | 人民幣410,000元<br>（貴集團應佔100%權益：人民幣410,000元） |

*附註：*

1. 根據三份日期為二零零二年八月二十一日之房地產證（文件編號：粵房地證字第C1153522號至C1153524號），總建築面積約216平方米之該物業由廣州華凌空調設備有限公司（下稱「華凌空調」）持有，為期70年，於二零六三年二月九日屆滿，作住宅用途。

2. 吾等已獲提供中國法律意見，當中載有（其中包括）下列資料：

   (i) 獲發房地產證之該物業之法律業權屬華凌空調所有。

   (ii) 根據中國法律，華凌空調可在須無支付任何其他繁重款項之情況下於完成有關轉讓業權之註冊程序後轉讓或出租該物業。

   (iii) 該物業並不受任何第三方權益如按揭、法院對交易的頒令蓋章所限。

3. 根據 貴集團提供之資料，於二零零四年十一月十一日，華凌空調由 貴集團全資擁有。

2. 該物業正受以中國工商銀行大石分行及中國工商銀行番禺分行為受益人之兩份按揭所限，代價分別為人民幣50,000,000元及人民幣20,000,000元。

3. 吾等已獲提供中國法律意見，當中載有(其中包括)下列資料：

   (i) 獲發房地產證之該物業之法律業權屬華淩空調所有。

   (ii) 華淩空調於尋求承按人之同意後有權轉讓或出租該物業。

   (iii) 華淩空調已以有償出讓方式取得該物業之土地使用權。

   (iv) 該物業正受以中國工商銀行大石分行及中國工商銀行番禺分行為受益人之按揭所限，代價為人民幣50,000,000及人民幣20,000,000元。

4. 根據 貴集團提供之資料，於二零零四年十一月十一日，華淩空調由 貴集團全資擁有。

# 估值證書

## 位於番禺之物業權益

| | 物業 | 概況及年期 | 佔用情況 | 於二零零四年十一月十一日現況下之公開市值 |
|---|---|---|---|---|
| 7. | 一塊位於中國廣東省廣州市番禺大石鎮105國道禮村路段之工業用地及座落於其上之樓宇 | 該物業包括一塊地盤面積約78,531.5平方米之土地。<br><br>於該地盤上目前建有五幢樓宇。該等樓宇由廣州華凌空調設備有限公司擁有及佔用作生產用途。該等樓宇之總建築面積約為66,082平方米，有關該樓宇之詳情載於附註1。<br><br>該物業之土地使用權為期50年，於二零四三年六月十四日屆滿，作工業用途。 | 該物業由　貴集團佔用作生產用途。 | 人民幣113,100,000元（貴集團應佔100%權益：人民幣113,100,000元） |

*附註：*

1. 根據五份房地產證，總地盤面積約78,531.5平方米及總建築面積約66,082平方米之該物業由廣州華凌空調設備有限公司（下稱「華凌空調」）持有，為期50年，於二零四三年六月十四日屆滿，作工業用途。

    房地產證之詳情如下：

| 樓宇名稱 | 落成年份 | 層數 | 房地產證 | 總建築面積（平方米） | 發出日期 |
|---|---|---|---|---|---|
| 貨倉 | 1994 | 3 | 粵房地證字第1835264號 | 5,366.6 | 一九九九年五月十三日 |
| 員工宿舍 | 1994 | 7 | 粵房地證字第1835265號 | 4,890.2 | 一九九九年五月十三日 |
| 工廠 | 1999 | 1 | 粵房地證字第1835266號 | 11,400.0 | 一九九九年五月十三日 |
| 多用途大樓 | 1994 | 3 | 粵房地證字第1117011號 | 4,509.4 | 一九九七年九月十八日 |
| 總廠房 | 1998 | 3 | 粵房地證字第1835263號 | 39,915.8 | 一九九九年五月十三日 |
| | | | 總建築面積： | 66,082.0 | |

# 估值證書

| 物業 | 概況及年期 | 佔用情況 | 於二零零四年十一月十一日現況下之公開市值 |
|---|---|---|---|
| 6. 一個位於中國廣東省廣州市天河區天河南二路32號第十八層之住宅單位 | 該物業包括位於天河區一幢於一九九零年代落成之十八層高多用途大廈第十八層一個住宅單位。<br>該單位之總建築面積約為112.98平方米，作住宅用途。<br>該物業之土地使用權由二零零三年七月十八日起，為期70年，作住宅用途。 | 該物業目前由擁有者佔用作員工宿舍。 | 人民幣510,000元（貴集團應佔50.05%權益：人民幣255,255元） |

*附註：*

1. 根據日期為二零零四年二月六日之房地產證（文件編號：粵房地證字第C2532328號），總建築面積約112.98平方米之該物業由合肥華凌電器有限公司（下稱「合肥華凌」）持有，由二零零三年七月十八日起，為期70年。

2. 吾等已獲提供中國法律意見，當中載有（其中包括）下列資料：

   (i) 獲發房地產證之該物業之法律業權屬合肥華凌所有。

   (ii) 合肥華凌於完成有關轉讓業權之註冊程序後有權轉讓、出租或抵押該物業。

   (iii) 該物業並不受任何第三方權益如按揭、法院對交易的頒令蓋章所限。

3. 根據 貴集團提供之資料，於二零零四年十一月十一日，合肥華凌由 貴公司擁有50.05%權益。

3. 根據中國法律意見，由於並無轉讓性質之房地產證，故吾等並無賦予該物業任何商業價值，因此，該物業不可於市場內自由轉讓、按揭或租賃。

4. 根據 貴集團提供之資料，於二零零四年十一月十一日，中國雪櫃由 貴公司擁有95%權益。

## 估值證書

| 物業 | 概況及年期 | 佔用情況 | 於二零零四年十一月十一日現況下之公開市值 |
|---|---|---|---|
| 5. 兩個位於中國廣東省廣州市東山區東華西路113號第十層之住宅單位 | 該物業包括位於廣州東山區一幢於一九九五年落成之十五層高住宅大廈第十層兩個住宅單位。<br><br>1001室及1002室之總建築面積分別為82.89平方米及73.71平方米。<br><br>該物業之土地使用權乃未指定年期。 | 該等住宅單住目前由擁有者佔用作員工宿舍。 | 無商業價值 |

*附註：*

1. 根據兩份日期為一九九六年一月四日之房地產證，總建築面積約156.60平方米之該物業由中國雪櫃實業有限公司(下稱「中國雪櫃」)持有，並無指定年期，作住宅用途。

   房地產證之詳情如下：

| 單位編號 | 使用者 | 房地產證 | 總建築面積 *(平方米)* |
|---|---|---|---|
| 1001室 | 住宅 | 穗房地證字第258404號 | 73.71 |
| 1002室 | 住宅 | 穗房地證字第258405號 | 82.89 |
| | | 總計： | **156.60** |

2. 吾等已獲提供中國法律意見，當中載有(其中包括)下列資料：

   (i) 根據所提供資料顯示，該物業之土地使用權並無指定年期。

   (ii) 由於土地出讓金尚未清償，故該物業不可轉讓。

   (iii) 該物業並不受任何第三方權益如按揭、法院對交易的頒令蓋章所限。

2. 吾等已獲提供中國法律意見，當中載有(其中包括)下列資料：

   (i) 根據所提供資料顯示，該物業之土地使用權屬軍事劃撥性質，不可自由轉讓。

   (ii) 中國雪櫃並無申請國有土地權有償出讓。

   (iii) 該物業並不受任何第三方權益如按揭、法院對交易的頒令蓋章所限。

3. 根據中國法律意見，由於並無轉讓性質之房地產證，故吾等並無賦予該物業任何商業價值，因此，該物業不可於市場內自由轉讓、按揭或租賃。

4. 根據 貴集團提供之資料，於二零零四年十一月十一日，中國雪櫃由 貴公司擁有95%權益。

# 估值證書

| | 物業 | 概況及年期 | 佔用情況 | 於二零零四年十一月十一日現況下之公開市值 |
|---|---|---|---|---|
| 4. | 三個位於中國廣東省廣州市天河區體育西路61及65號第三層之住宅單位及位於體育西路第73號第一及第二層之零售商店 | 該物業包括位於廣州天河區體育西路61號及65號第三層之三個住宅單位及體育西路73號第一及二層之零售商店。<br><br>使用者 / 總建築面積（平方米）<br>3個住宅單位：299.64平方米<br>零售商店：940.00平方米<br>總計：1,239.64平方米<br><br>該物業之土地使用權為軍事劃撥性質，而該土地之用途乃未指定。 | 該等住宅單住目前由擁有者佔用作員工宿舍／附屬辦公室，而零售商店已訂立多份租約協議，最後屆滿之租約將於二零零八年八月三十日到期，貢獻每年租金收入總值人民幣1,121,563元，作商業用途。 | 無商業價值 |

*附註：*

1. 根據四份房地產證，總建築面積約1,239.64平方米之該物業由中國雪櫃實業有限公司（下稱「中國雪櫃」）持有，並屬軍事劃撥性質，土地年期尚未指定。

   房地產證之詳情如下：

| 單位編號 | 使用者 | 房地產證 | 總建築面積（平方米） | 發出日期 |
|---|---|---|---|---|
| 73號第一及二層 | 零售 | 軍房字第0000943號 | 940.00 | 一九九五年一月九日 |
| 61號301室 | 住宅 | 軍房字第0004756號 | 86.48 | 二零零二年十二月十日 |
| 61號302室 | 住宅 | 軍房字第0004763號 | 113.80 | 二零零三年七月十八日 |
| 65號302室 | 住宅 | 軍房字第0000899號 | 99.36 | 一九九五年一月九日 |
| | | **總計：** | **1,239.64** | |

## 估值證書

| | 物業 | 概況及年期 | 佔用情況 | 於二零零四年十一月十一日現況下之公開市值 |
|---|---|---|---|---|
| 3. | 兩個位於中國廣東省廣州市白雲區同和路華凌村凌雲街7至8號之未出售住宅單位 | 該物業包括兩幢於一九八零年代落成之獨立八層高住宅樓宇內兩個未出售住宅單位。704室位於凌雲街7號第七層，104室位於凌雲街8號第一層。<br><br>704室及104室之總建築面積分別為55.92平方米及91.49平方米。<br><br>704室之土地使用權由一九九九年六月三日起計，為期70年，作住宅用途。<br><br>104室之土地使用權由二零零一年十月二十四日起計，為期50年，作住宅用途。 | 該物業目前空置。 | 人民幣200,000元<br>(貴集團應佔95%權益：人民幣190,000元) |

*附註：*

1. 根據日期為二零零一年一月十三日之房地產證(文件編號：穗房地証字第0828493號)，704室總建築面積約55.92平方米之該物業由中國雪櫃實業有限公司(下稱「中國雪櫃」)持有，由一九九九年六月三日起，為期70年，作住宅用途。

2. 根據另一份日期為二零零二年七月十八日之房地產證(文件編號：穗房地証字第C1103917號)，104室總建築面積約91.49平方米之該物業屬中國雪櫃所有，由二零零一年十月二十四日起，為期50年，作住宅用途。

3. 吾等已獲提供中國法律意見，當中載有(其中包括)下列資料：

   (i) 獲發房地產證之該物業之法律業權屬中國雪櫃所有。

   (ii) 根據中國法律，中國雪櫃有權在遵照有關註冊程序轉讓、出租或抵押該物業。

4. 根據　貴集團提供之資料，於二零零四年十一月十一日，中國雪櫃由　貴公司擁有95%權益。

此外，該土地上建有三幢總建築面積14,645平方米之其他住宅樓宇。該等樓宇之業權已售予個別員工。劃撥至該等住宅樓宇之總地盤面積為10,386.52平方米。該等樓宇及彼等之相關土地之業權並不屬中國雪櫃所有。

根據中國雪櫃所提供之資料，劃撥予員工宿舍及貨倉大樓之餘下地盤面積為已減去紅線圖地區及該等已售出住宅樓宇所餘下之面積。餘下之地盤範圍為22,822.47平方米。吾等已於上述估值過程中計及上述因素。

3. 吾等已獲提供中國法律意見，當中載有(其中包括)下列資料：

   (i) 根據兩份房地產證，地盤面積約為10,781.78平方米之該物業乃屬中國雪櫃所有。中國雪櫃已申請國有土地權有償出讓。因此，該物業之土地目前仍為授出土地。

   (ii) 該物業之土地使用權及樓宇所有權屬中國雪櫃所有。

   (iii) 中國雪櫃須於支付所有土地出讓金及完成有關註冊程序後方可轉讓土地使用權予其他方。

   (iv) 中國雪櫃已悉數清償土地出讓金。

   (v) 就附註3(i)之兩份標稱「中國雪櫃尚未申請國有土地權有償出讓」之證書，中國雪櫃現正申請修正程序。

4. 根據 貴集團提供之資料，於二零零四年十一月十一日，中國雪櫃由 貴公司擁有95%權益。

# 估值證書

## 第二類－貴集團持有及佔用之物業權益

### 位於廣州之物業權益

| | 物業 | 概況及年期 | 佔用情況 | 於二零零四年十一月十一日現況下之公開市值 |
|---|---|---|---|---|
| 2. | 一塊位於中國廣東省廣州市白雲區同和路華凌村凌雲街2號及16號之工業用地及座落於其上之樓宇 | 該物業包括一塊地盤面積約46,240.77平方米(以下稱為「土地」)(詳情請參閱附註2)。<br><br>目前於該地盤上建有兩幢樓宇。該等樓宇由中國雪櫃實業有限公司擁有及佔用作員工宿舍及貨倉。該等樓宇之總建築面積約為10,781.78平方米。<br><br>該物業之土地使用權為授出性質，而該土地之用途乃未指定用作工業用途。 | 該物業由擁有者佔用作員工宿舍及貨倉。 | 人民幣22,900,000元(貴集團應佔之95%權益：人民幣21,755,000元) |

*附註：*

1. 根據日期為二零零零年十一月十三日之房地產證(文件編號：穗房地證字第0743988及0743989號)，地盤面積約為46,240.77平方米及總建築面積約為10,781.78平方米之該物業乃屬中國雪櫃實業有限公司(下稱「中國雪櫃」)持有，作員工宿舍及貨倉用途。

   根據所提供資料顯示，該等樓宇之詳情載列如下：

| 物業編號 | 樓宇名稱 | 總建築面積 *(平方米)* | 落成年份 | 層數 |
|---|---|---|---|---|
| 1 | 員工宿舍 | 8,656.73 | 1988 | 7 |
| 2 | 貨倉大樓 | 2,125.05 | 1990 | 3 |
| | 總計： | **10,781.78** | | |

2. 根據中國雪櫃與廣州市國有土地局於二零零零年十月三十一日訂立之國有土地權的出讓合同(文件編號：穗國土出合(2000)第412號)，該土地部份面積約13,597平方米之範圍被規劃為紅線圖退紅地區，有關範圍之業權不屬中國雪櫃所有。

| 單位編號 | 使用者 | 房地產證 | 發出日期 | 總建築面積 (平方米) |
|---|---|---|---|---|
| 第二層 | 零售 | 粵房地證字第C1249215號 | 二零零二年九月十八日 | 760.12 |
| | | 零售商店總建築面積小計 | | 760.12 |
| CP10 | 泊車位 | 粵房地證字第C1249958號 | 二零零二年九月十八日 | 10.20 |
| CP11 | 泊車位 | 粵房地證字第C1249959號 | 二零零二年九月十八日 | 11.22 |
| CP12 | 泊車位 | 粵房地證字第C1249960號 | 二零零二年九月十八日 | 11.22 |
| CP13 | 泊車位 | 粵房地證字第C1249961號 | 二零零二年九月十八日 | 11.93 |
| CP14 | 泊車位 | 粵房地證字第C1249962號 | 二零零二年九月十八日 | 11.93 |
| CP15 | 泊車位 | 粵房地證字第C1249963號 | 二零零二年九月十八日 | 11.22 |
| CP16 | 泊車位 | 粵房地證字第C1249964號 | 二零零二年九月十八日 | 11.22 |
| CP17 | 泊車位 | 粵房地證字第C1249965號 | 二零零二年九月十八日 | 10.71 |
| CP18 | 泊車位 | 粵房地證字第C1249966號 | 二零零二年九月十八日 | 10.71 |
| CP19 | 泊車位 | 粵房地證字第C1249967號 | 二零零二年九月十八日 | 11.00 |
| CP20 | 泊車位 | 粵房地證字第C1249968號 | 二零零二年九月十八日 | 11.00 |
| CP21 | 泊車位 | 粵房地證字第C1249969號 | 二零零二年九月十八日 | 11.00 |
| | | 泊車位總建築面積小計 | | 133.36 |

2. 該物業正受以中國建設銀行廣州番禺分行為受益人之按揭所限，代價為人民幣40,000,000元。

3. 吾等已獲提供中國法律意見，當中載有(其中包括)下列資料：

   (i) 獲發房地產證之該物業之法律業權屬華凌置業所有。

   (ii) 該物業正受以中國建設銀行廣州番禺分行為受益人之按揭所限。

   (iii) 根據中國法律，華凌置業可於無須支付任何土地出讓金及其他費用之情況下，轉讓或出租該物業。然而，華凌置業於轉讓或出租該物業前應事先取得承按人之同意。

   (iv) 該物業並不受任何第三方權益如按揭、法院對交易的頒令蓋章所限。

4. 根據 貴集團提供之資料，於二零零四年十一月十一日，華凌置業為 貴集團之全資附屬公司。

房屋所有權證之詳情如下：

| 單位編號 | 使用者 | 房地產證 | 發出日期 | 總建築面積<br>(平方米) |
|---|---|---|---|---|
| 1601 | 辦公室 | 粵房地證字第C1246404號 | 二零零二年九月十一日 | 584.89 |
| 1602 | 辦公室 | 粵房地證字第C1246420號 | 二零零二年九月十一日 | 252.35 |
| 1501 | 辦公室 | 粵房地證字第C1246425號 | 二零零二年九月十一日 | 188.29 |
| 1502 | 辦公室 | 粵房地證字第C1246424號 | 二零零二年九月十一日 | 262.79 |
| 1503 | 辦公室 | 粵房地證字第C1246423號 | 二零零二年九月十一日 | 211.53 |
| 1504 | 辦公室 | 粵房地證字第C1246422號 | 二零零二年九月十一日 | 221.89 |
| 1505 | 辦公室 | 粵房地證字第C1246421號 | 二零零二年九月十一日 | 156.74 |
| 1401 | 辦公室 | 粵房地證字第C1246430號 | 二零零二年九月十一日 | 188.29 |
| 1402 | 辦公室 | 粵房地證字第C1246429號 | 二零零二年九月十一日 | 262.79 |
| 1403 | 辦公室 | 粵房地證字第C1246428號 | 二零零二年九月十一日 | 211.53 |
| 1404 | 辦公室 | 粵房地證字第C1246427號 | 二零零二年九月十一日 | 221.89 |
| 1405 | 辦公室 | 粵房地證字第C1246426號 | 二零零二年九月十一日 | 156.74 |
| 1301 | 辦公室 | 粵房地證字第C1246435號 | 二零零二年九月十一日 | 188.29 |
| 1302 | 辦公室 | 粵房地證字第C1246434號 | 二零零二年九月十一日 | 262.79 |
| 1303 | 辦公室 | 粵房地證字第C1246433號 | 二零零二年九月十一日 | 211.53 |
| 1304 | 辦公室 | 粵房地證字第C1246432號 | 二零零二年九月十一日 | 221.89 |
| 1305 | 辦公室 | 粵房地證字第C1246431號 | 二零零二年九月十一日 | 156.74 |
| 1201 | 辦公室 | 粵房地證字第C1246440號 | 二零零二年九月十一日 | 188.29 |
| 1202 | 辦公室 | 粵房地證字第C1246439號 | 二零零二年九月十一日 | 262.79 |
| 1203 | 辦公室 | 粵房地證字第C1246438號 | 二零零二年九月十一日 | 211.53 |
| 1204 | 辦公室 | 粵房地證字第C1246437號 | 二零零二年九月十一日 | 221.89 |
| 1205 | 辦公室 | 粵房地證字第C1246436號 | 二零零二年九月十一日 | 156.74 |
| 1101 | 辦公室 | 粵房地證字第C1246445號 | 二零零二年九月十二日 | 188.29 |
| 1102 | 辦公室 | 粵房地證字第C1246444號 | 二零零二年九月十一日 | 262.79 |
| 1103 | 辦公室 | 粵房地證字第C1246443號 | 二零零二年九月十一日 | 211.53 |
| 1104 | 辦公室 | 粵房地證字第C1246442號 | 二零零二年九月十一日 | 221.89 |
| 1105 | 辦公室 | 粵房地證字第C1246441號 | 二零零二年九月十一日 | 156.74 |
| 1001 | 辦公室 | 粵房地證字第C1246450號 | 二零零二年九月十二日 | 188.29 |
| 1002 | 辦公室 | 粵房地證字第C1246449號 | 二零零二年九月十二日 | 262.79 |
| 1003 | 辦公室 | 粵房地證字第C1246448號 | 二零零二年九月十二日 | 211.53 |
| 1004 | 辦公室 | 粵房地證字第C1246447號 | 二零零二年九月十二日 | 221.89 |
| 1005 | 辦公室 | 粵房地證字第C1246446號 | 二零零二年九月十二日 | 156.74 |
| 901 | 辦公室 | 粵房地證字第C1249205號 | 二零零二年九月十二日 | 188.29 |
| 902 | 辦公室 | 粵房地證字第C1249204號 | 二零零二年九月十二日 | 262.79 |
| 903 | 辦公室 | 粵房地證字第C1249203號 | 二零零二年九月十二日 | 211.53 |
| 904 | 辦公室 | 粵房地證字第C1249202號 | 二零零二年九月十二日 | 221.89 |
| 905 | 辦公室 | 粵房地證字第C1249201號 | 二零零二年九月十二日 | 156.74 |
| 801 | 辦公室 | 粵房地證字第C1249210號 | 二零零二年九月十二日 | 189.17 |
| 802 | 辦公室 | 粵房地證字第C1249209號 | 二零零二年九月十二日 | 264.03 |
| 803 | 辦公室 | 粵房地證字第C1249208號 | 二零零二年九月十二日 | 212.52 |
| 804 | 辦公室 | 粵房地證字第C1249207號 | 二零零二年九月十二日 | 222.94 |
| 805 | 辦公室 | 粵房地證字第C1249206號 | 二零零二年九月十二日 | 141.49 |
| 701 | 辦公室 | 粵房地證字第C1249970號 | 二零零二年九月十八日 | 189.17 |
| 702 | 辦公室 | 粵房地證字第C1249214號 | 二零零二年九月十二日 | 264.03 |
| 703 | 辦公室 | 粵房地證字第C1249213號 | 二零零二年九月十二日 | 212.52 |
| 704 | 辦公室 | 粵房地證字第C1249212號 | 二零零二年九月十二日 | 222.94 |
| 705 | 辦公室 | 粵房地證字第C1249211號 | 二零零二年九月十二日 | 141.49 |
| | | | 總建築面積小計： | 10,186.22 |

# 估值證書

## 第一類－貴集團持作投資之物業權益

| 物業 | 概況及年期 | 佔用情況 | 於二零零四年十一月十一日現況下之公開市值 |
|---|---|---|---|
| 1. 多個位於中國廣東省廣州市越秀區東風中路363號國信大廈之辦公室單位、零售商店及車位 | 該物業包括廣州東山區國信大廈第七層至第十六層47個辦公室單位、商場第二層1間零售商店及地庫第三層12個車位。<br><br>建築面積之詳細劃分載列如下：<br><br>使用者 總建築面積<br><br>47個辦公室單位：10,186.22平方米<br>1間零售商店：760.12平方米<br>12個泊車位：133.36平方米<br><br>總計：11,079.70平方米<br><br>該物業之土地使用權由一九九八年六月九日起計，為期50年，作辦公室、商業及泊車位用途。 | 該物業部份總建築面積約5,265.4平方米之範圍乃根據多份租約租出，最後屆滿之租約將於二零零八年七月三十一日到期，貢獻每年租金收入總值約人民幣2,312,274元。<br><br>該物業餘下之部份為空置。 | 人民幣103,600,000元（貴集團應佔之100%權益：人民幣103,600,000元） |

*附註：*

1. 根據六十份房地產證，總建築面積約11,079.48平方米之該物業由華凌置業有限公司（下稱「華凌置業」）持有，由一九九八年六月九日起，為期50年，作辦公室、商業及車位用途。

| | 物業 | 於二零零四年十一月十一日現況下之公開市值 | 貴集團應佔權益 | 於二零零四年十一月十一日貴集團應佔現況下之資本價值 |
|---|---|---|---|---|
| 11. | 一個位於中國安徽省合肥市合肥經濟技術開發區盧陽區綠都花園之住宅單位 | 無商業價值 | 50.05% | 無商業價值 |
| | 小計： | 人民幣248,000元 | | 人民幣124,124元 |

**第三類－貴集團將予購入之物業權益**

| | 物業 | 於二零零四年十一月十一日現況下之公開市值 | 貴集團應佔權益 | 於二零零四年十一月十一日貴集團應佔現況下之資本價值 |
|---|---|---|---|---|
| 12. | 一塊位於中國廣東省廣州沙河區之工業用地及座落於其上之樓宇 | 無商業價值 | | 無商業價值 |
| 13. | 一塊位於中國廣東省廣州沙河區毗鄰於第12項物業之工業用地及座落於其上之樓宇 | 無商業價值 | | 無商業價值 |
| | 小計： | 零 | | 零 |
| | **總計：** | **人民幣240,968,000元** | | **人民幣239,434,379元** |

| | 物業 | 於二零零四年十一月十一日現況下之公開市值 | 貴集團應佔權益 | 於二零零四年十一月十一日貴集團應佔現況下之資本價值 |
|---|---|---|---|---|
| 6. | 一個位於中國廣東省廣州天河區天河南二路32號第十八層之住宅單位 | 人民幣510,000元 | 50.05% | 人民幣255,255元 |
| | 小計： | 人民幣23,610,000元 | | 人民幣22,200,255元 |
| | **位於番禺之物業權益** | | | |
| 7. | 一塊位於中國廣東省廣州番禺大石鎮105國道禮村路段之工業用地及座落於其上之樓宇 | 人民幣113,100,000元 | 100.0% | 人民幣113,110,000元 |
| 8. | 三個位於中國廣東省廣州番禺大石鎮105國道禮村路段怡景花園怡景園第一層之住宅單位 | 人民幣410,000元 | 100.0% | 人民幣410,000元 |
| | 小計： | 人民幣113,510,000元 | | 人民幣113,510,000元 |
| | **位於合肥之物業權益** | | | |
| 9. | 一塊位於中國安徽省合肥市合肥經濟技術開發區錦綉大道及佛掌路交界東北角之工業用地及座落於其上之樓宇 | 無商業價值 | 50.05% | 無商業價值 |
| 10. | 一個位於中國安徽省合肥市合肥經濟技術開發區鄉村花園留園之住宅單位 | 人民幣248,000元 | 50.05% | 人民幣124,124元 |

# 估值概要

| 物業 | 於二零零四年十一月十一日現況下之公開市值 | 貴集團應佔權益 | 於二零零四年十一月十一日貴集團應佔現況下之資本價值 |
|---|---|---|---|
| **第一類－貴集團持作投資之物業權益** | | | |
| 1. 多個位於中國廣東省越秀區東風中路363號國信大廈之辦公室單位、零售商店及車位 | 人民幣103,600,000元 | 100% | 人民幣103,600,000元 |
| 小計： | 人民幣103,600,000元 | | 人民幣103,600,000元 |
| **第二類－貴集團持有及佔用之物業權益** | | | |
| **位於廣州之物業權益** | | | |
| 2. 一塊位於中國廣東省廣州市白雲區同和路華凌村淩雲街2號及16號之工業用地及座落於其上之樓宇 | 人民幣22,900,000元 | 95.0% | 人民幣21,755,000元 |
| 3. 兩個位於中國廣東省廣州市白雲區同和路華淩村淩雲街7至8號之未出售住宅單位 | 人民幣200,000元 | 95.0% | 人民幣190,000元 |
| 4. 三個位於中國廣東省廣州市天河區體育西路61號及65號第三層之住宅單位及位於體育西路第73號第一及第二層之零售商店 | 無商業價值 | 95.0% | 無商業價值 |
| 5. 兩個位於中國廣東省廣州市東山區東華西路113號第十層之住宅單位 | 無商業價值 | 95.0% | 無商業價值 |

吾等在相當程度上倚賴　貴集團所提供之資料，並已接納　貴集團就規劃批文、法定通知、地役權、年期、佔用情況、租賃、地盤及樓面面積，以及確認　貴集團持有有效權益之物業權益等事宜所提供之意見。

在對物業權益進行估值時，吾等倚賴由　貴集團之中國法律顧問正平天成律師事務所所提供之法律意見(「中國法律意見」)。

吾等之估值並無對有關物業之任何抵押、按揭或拖欠款項，或者出售時可能產生之任何開支或税項等作出撥備。除另有説明者外，吾等假設有關物業權益概不附帶可影響其價值之繁重負擔、限制及繁苛支出。

除另有説明者外，所有金額均以人民幣列出。於二零零四年十一月十一日用作評估物業權益價值之匯率為1港元兑人民幣1.06元。由該日起至本函件發出日期止，該匯率概無任何重大波動。

隨函附奉估值概要及估值證書。

此致

香港
灣仔
皇后大道東183號
合和中心
41樓4108至10室
華凌集團有限公司

*列位董事*　台照

代表
**威格斯資產評估顧問有限公司**
*註冊專業測量師*
MRICS, MHKIS, MSc (e-com)
*執行董事*
**何繼光**
謹啟

二零零四年十二月八日

*附註：*　何繼光先生為專業測量師MRICS, MHKIS, MSc (e-com)，擁有超過十七年對香港物業進行估值的經驗，並擁有超過十年中國物業的估值經驗。

在對　貴集團在中國持作投資的第一類物業權益進行估值時，吾等採用投資法評估根據多項租賃協議租賃之部份物業權益，考慮該物業權益現時租金水平及潛在租值復甦以計算其物業權益。就空置單位而言，吾等已參考市場上可資比較之出售案例進行估值。

在對　貴集團在中國持有之第二類第2、3、4、9及11項物業進行估值時，吾等分別就評估該物業之土地部分及座落於該土地之房屋及建築物混合採用市場及折舊重置成本法，因此，兩項估值數字之總和相當於該物業整體之市值。就土地部分進行估值時，吾等乃參考於廣州、番禺及合肥市之標準地價及提供予吾等於當地銷售之憑證。鑒於該等房屋及建築物之性質不能以公開市值估值，因此該等物業按其折舊重置成本基準估值。折舊重置成本法乃根據同類物業現時之建築費用，以評估該物業在重建或更新所涉及的成本，然後扣除該物業現時可觀察之狀況或老化現況(不論因物質、功能或經濟理由而引起)之累積折舊額。一般而言，採用折舊重置成本法，即使在欠缺可資比較銷售之已知市場之情況下，仍能為物業之估值提供最可靠之指標。

就上述以外之第二類之物業而言，吾等已按公開市場基準進行估值，並假設物業已交吉出售，且經參考可資比較之市場交易。此方式乃以市場價格公認為最佳價值指標為依據，並事先假設可從市場近期之交易推斷出類似物業權益之情況，惟須考慮當中涉及之變化因素。

就該等屬第三類於估值日期由　貴集團已訂約將予購入之物業權益而言，吾等並無賦予該等物業權益任何商業價值。在該等情況下只確認訂約權益。於吾等之估值日期　貴集團並無就該等物業權益取得該等物業權益之正式法定產權。

吾等進行估值時，假設業主將物業權益在其現況下於公開市場求售，而並無憑藉遞延條款合同、售後租回、合資經營、管理協定或任何類似安排，以抬高此等物業權益之價值。

吾等已獲提供該等物業權益之業權文件副本。然而，吾等並無查閱文件正本，以核實其擁有權或核實任何未載於交予吾等之副本中之修訂是否存在。所有文件及租約僅用作參考。所有尺寸、量度及面積均為約數。

吾等曾視察有關物業之外貌，並在許可情況下視察其內部，然而，吾等並無進行結構測量，或視察木工或其他已覆蓋、遮蔽或未能到達之結構部份，故無法呈報物業之任何該等部份是否確無損壞。

*以下為威格斯資產評估顧問公司就評估本集團物業權益於二零零四年十一月十一日之價值所發出之函件及估值證書全文，以供載於本受要約方文件。*

**Vigers Appraisal & Consulting Ltd.**
**國際資產評估顧問**
香港
九龍
觀塘道398號
嘉域大廈10樓


VIGERS
威格斯

敬啟者：

吾等根據　閣下指示，對華淩集團有限公司(以下稱「貴公司」)及其附屬公司(統稱「貴集團」)於中華人民共和國(「中國」)之物業權益進行估值。吾等確認曾進行視察、作出有關查詢，並取得吾等認為必要之進一步資料，以向　閣下提供該等物業權益於二零零四年十一月十一日之公開市值之意見。

吾等之估值乃吾等對公開市值之意見。所謂公開市值，就吾等所下定義而言，乃指「根據以下假設在估值日無條件完成出售某項物業權益，預期可合理取得之最高現金代價：

(a) 有自願賣家；

(b) 在估值日前有合理時間(經考慮物業性質及市場狀況)，就有關權益進行適當之市場推廣，作為議定價格、條款及完成買賣等事宜；

(c) 於任何較早假定交換合約之日之市況、價值水平及其它情況均與估值日相同；

(d) 不考慮具有特殊興趣之準買家之任何追加出價；及

(e) 有關雙方乃在知情、審慎及非強迫情況下進行交易。」

地為中國雪櫃現有生產基地，包括多家廠房、倉庫及辦公室大樓之所在地。於購入土地完成後，該兩塊土地之土地使用權及座落於其上之樓宇將按成本值於中國雪櫃之賬目中入賬；

(d) 按本受要約方文件附錄二所載威格斯資產評估顧問有限公司刊發之估值報告，因重估物業所產生之虧絀約為70,300,000港元，以及因於二零零四年上半年內及於二零零四年六月三十日後出售物業所產虧損淨額，分別約為1,900,000港元及 3,800,000港元；及

(e) 美的國際於緊隨二零零四年十一月十一日買賣協議完成後成為本公司之控股股東外，

據董事所知，自二零零三年十二月三十一日(本集團編製最近經審核財務報表之日期)以來，本集團之財務或經營狀況或前景並無任何重大逆轉。

謹請　閣下垂注本受要約方文件所載之「董事會函件」中「有關本集團之資料」及本受要約方文件所載之「道亨證券函件」內「III.經考慮股份收購建議之主要因素」一節中，有關與重估本集團投資物業所產生之虧絀以及本集團物業權益之會計處理方法。

## 債務聲明

於二零零四年十月三十一日(即本受要約方文件付印前就本債務聲明而言之最後實際可行日期),本集團就透支、銀行借款及貿易融資之銀行信貸約為840,123,000港元。於最後實際可行日期,已動用銀行信貸約776,008,000港元。賬面淨值約139,066,000港元之物業、廠房及設備以及約61,471,000港元的信用證已予以抵押以取得本集團之短期銀行貸款。

除本節所披露者及集團內公司間之債務外,於二零零四年十月三十一日營業時間結束時,本集團概無任何未償還按揭、押記、債券或已發行及未清償或同意將予發行之貸款資本、銀行貸款及透支或其他類似債務、承兑負債或承兑信貸、租購合約或融資租賃承擔、擔保或重大或然負債。

截至二零零四年十月三十一日止十個月,購入物業、廠房及設備之資本承擔約為65,535,000港元,當中約56,793,000港元乃於截至二零零三年十二月三十一日止年度後訂約。

截至二零零四年十月三十一日止,由訴訟引起的或然負債約為1,989,000港元。

除本節所披露者外,據董事所知,自二零零三年十二月三十一日以來,本集團之負債及或然負債並無任何重大逆轉。

## 重大變動

除:

(a) 賣方及Profit Upsurge Limited於二零零四年一月三十日認購200,000,000股新股籌得所得款淨額約77,000,000港元;

(b) 基於本集團截至二零零四年六月三十日止六個月的中期業績,本集團錄得未經審核營業額約1,199,522,000港元及未經審核淨虧損約44,625,000港元。惟該中期報告,仍須經審核及由審核引起的調節及/或最後實際可行日期以後的結算日後事項而可能作出若干修改;

(c) 根據中國雪櫃實業有限公司(「**中國雪櫃**」)與廣州白雲機電工業公司(「**白雲機電**」)就中國雪櫃以總代價人民幣54,300,917.3元(約51,227,280.5港元)購入白雲機電位於中國廣州沙河區之兩塊土地之全部權益、權利及業權,而於二零零四年七月六日訂立之土地使用權轉讓協議。該兩塊土

## 3. 其他收入

| | 截至六月三十日止六個月 | |
|---|---|---|
| | 二零零四年<br>(未經審核)<br>*港幣千元* | 二零零三年<br>(未經審核)<br>*港幣千元* |
| 租賃收入 | 2,002 | 4,016 |
| 存貨跌價準備撥回 | 2,508 | – |
| 呆賬準備撥回 | – | 8,900 |
| 政府補貼收入 | 1,154 | 2,215 |
| 廢料銷售 | 6,872 | 5,362 |
| 其他 | 2,362 | 1,225 |
| | 14,898 | 21,718 |

## 4. 經營虧損

| | 截至六月三十日止六個月 | |
|---|---|---|
| | 二零零四年<br>(未經審核)<br>*港幣千元* | 二零零三年<br>(未經審核)<br>*港幣千元* |
| 經營虧損已扣除以下各項： | | |
| 固定資產折舊 | 34,762 | 36,452 |
| 商譽攤銷 | 340 | 340 |
| 銀行貸款利息 | 15,859 | 17,465 |

## 5. 稅項

由於本集團並無賺取任何應課香港利得稅收入，故此並無提取任何香港利得稅準備。海外所得稅乃根據本期之估計應課稅利潤按當地之現行稅率計算。

| | 截至六月三十日止六個月 | |
|---|---|---|
| | 二零零四年<br>(未經審核)<br>*港幣千元* | 二零零三年<br>(未經審核)<br>*港幣千元* |
| 中國企業所得稅 | 2,117 | 1,307 |

## 6. 中期股息

本公司董事會不建議派發期內之中期股息(二零零三年：沒有派發中期股息)。

## 7. 每股虧損

每股虧損乃按期內未經審核虧損約44,625,000港元(二零零三年：27,599,000港元)及期內之加權平均數1,568,849,595股(二零零三年：1,382,025,800股)計算。

攤薄每股虧損乃按期內加權平均攤薄數1,569,371,336股(二零零三年：沒有攤薄效應)計算。

*附註二：按地區劃分的在中國國內和對外出口的空調銷售分析如下：*

| | 截至六月三十日止六個月 | |
|---|---|---|
| | 二零零四年 | 二零零三年 |
| | (未經審核) | (未經審核) |
| | *港幣千元* | *港幣千元* |
| 中國國內銷售 | 427,737 | 233,361 |
| 對中國以外地區出口 | | |
| 歐洲 | 212,013 | 167,107 |
| 美洲 | 74,987 | 116,877 |
| 亞太 | 56,536 | 46,563 |
| 中東 | 61,024 | — |
| 非洲 | 1,758 | 679 |
| 總出口銷售 | 406,318 | 331,226 |
| 合計 | 834,055 | 564,587 |

*附註三：按地區劃分的在中國國內和對國外出口的小型冰箱銷售分析如下：*

| | 截至六月三十日止六個月 | |
|---|---|---|
| | 二零零四年 | 二零零三年 |
| | (未經審核) | (未經審核) |
| | *港幣千元* | *港幣千元* |
| 中國國內銷售 | 42,512 | 54,201 |
| 對中國以外地區出口 | | |
| 歐洲 | 53,883 | 6,961 |
| 美洲 | 60,221 | 44,184 |
| 亞太 | 42,789 | 51,123 |
| 非洲 | 1,585 | 2,362 |
| 總出口銷售 | 158,478 | 104,630 |
| 合計 | 200,990 | 158,831 |

## 未經審核的簡明綜合財務報表附註

### 1. 主要會計政策及編製基準

本簡明綜合中期財務報表(「中期財務報表」)仍根據香港會計師公會頒佈之《會計實務準則》(「SSAP」)第25號「中期財務報告」(「SSAP25」)所編製，並根據香港聯合交易所有限公司證券上市規則附錄16之披露規定作出適當披露。

本未經審核之中期財務報表雖未經本公司之核數師審核，惟已由本公司審核委員會審閱。

本中期財務報表所採用的會計政策及計算方法與本集團於二零零三年年報內所採用者一致。

### 2. 營業額及業務分佈資料

本集團營業額主要來自於銷售家用電器。

本集團的營業額及所佔經營虧損按產品分析如下：

| | 營業額 | | 所佔經營溢利／(虧損) | |
|---|---|---|---|---|
| | 截至六月三十日止六個月 | | 截至六月三十日止六個月 | |
| | 二零零四年 | 二零零三年 | 二零零四年 | 二零零三年 |
| | (未經審核) | (未經審核) | (未經審核) | (未經審核) |
| | *港幣千元* | *港幣千元* | *港幣千元* | *港幣千元* |
| 冰箱銷售 *(附註一)* | 164,477 | 186,439 | (22,296) | (22,183) |
| 空調銷售 *(附註二)* | 834,055 | 564,587 | (4,575) | 12,506 |
| 小型冰箱銷售 *(附註三)* | 200,990 | 158,831 | 14,738 | 2,253 |
| 其他 | – | – | (8,023) | (5,195) |
| | 1,199,522 | 909,857 | (20,156) | (12,619) |

*附註一： 按地區劃分的在中國國內和對國外出口的冰箱銷售分析如下：*

| | 截至六月三十日止六個月 | |
|---|---|---|
| | 二零零四年 | 二零零三年 |
| | (未經審核) | (未經審核) |
| | *港幣千元* | *港幣千元* |
| 中國國內銷售 | 128,273 | 163,178 |
| 對中國以外地區出口 | | |
| 歐洲 | 24,857 | 11,001 |
| 美洲 | 119 | 259 |
| 亞太 | 10,924 | 11,905 |
| 非洲 | 304 | 96 |
| 總出口銷售 | 36,204 | 23,261 |
| 合計 | 164,477 | 186,439 |

## 中期業績

*以下為本集團截至二零零四年六月三十日止六個月之未經審核綜合中期業績連同二零零三年同期之比較數字，乃摘錄自本公司最近期之中期報告。*

### 簡明綜合損益表

| | 附註 | 截至六月三十日止六個月 二零零四年 （未經審核） 港幣千元 | 二零零三年 （未經審核） 港幣千元 |
|---|---|---|---|
| 營業額 | 2 | 1,199,522 | 909,857 |
| 銷售成本 | | (1,070,437) | (798,299) |
| 毛利 | | 129,085 | 111,558 |
| 其他收入 | 3 | 14,898 | 21,718 |
| 分銷成本 | | (101,005) | (81,778) |
| 一般行政及營運開支 | | (58,115) | (63,385) |
| 其他經營開支 | | (5,019) | (732) |
| 經營虧損 | 4 | (20,156) | (12,619) |
| 財務費用 | | (14,180) | (12,920) |
| 應佔聯營公司虧損 | | (1,684) | (301) |
| 稅前虧損 | | (36,020) | (25,840) |
| 稅項 | 5 | (2,117) | (1,307) |
| 稅後虧損 | | (38,137) | (27,147) |
| 少數股東權益 | | (6,488) | (452) |
| 股東應佔虧損 | | (44,625) | (27,599) |
| 每股虧損 | | | |
| －基本 | 7 | (2.8)港仙 | (2.0)港仙 |
| －攤薄 | 7 | (2.8)港仙 | 不適用 |

*附註：*概無根據香港普遍採納之會計準則之規則須分開披露之非經常項目及特殊項目。

**30　結算日後事項**

於二零零四年一月三十日，本公司，Able Profit Investment Limited（「AP」），及AP之全資子公司Profit Upsurge Limited（「PU」）與配售代理訂立配售協議，據此，AP及PU同意按每股配售股份0.40港元之配售價，分別配售或促使透過配售代理配售80,000,000股及120,000,000股配售股份予不少於六名第三方投資者。與此同時，AP、PU及本公司訂立認購協議，據此，AP及PU有條件地同意以每股認購股份0.40港元之價格，分別認購或促使可能由彼等指示之人士認購80,000,000股及120,000,000股認購股份。

配售股份及認購股份佔本公司現有已發行股本約14.47%或本公司經認購擴大後已發行股本約12.64%該發行及認購已於二零零四年二月十三日完成。本公司已收到認購之所得款項淨額約為港幣77,000,000元，該款項將用作提升本集團之生產力及作為本集團之一般營運資金。

**31.　最終控股公司**

由原最終控股公司廣州信托所持之股份已於二零零三年五月二十九日轉讓予廣州國際集團有限公司（「廣州國際」）。董事認為自二零零三年五月二十九日始，本公司之最終控股公司為在中國註冊成立之廣州國際。

**32.　賬目通過**

本年度賬目已於二零零四年四月二十二日由董事會通過。」

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | 二零零三年 | 二零零二年 | 二零零三年 | 二零零二年 |
| | *港幣千元* | *港幣千元* | *港幣千元* | *港幣千元* |
| 應付關聯公司 | | | | |
| 一雲港塑料 | 1,497 | 8,124 | – | – |
| 一西安東淩，一聯營公司 | 4,674 | 5,602 | – | – |
| 一華淩泡沫 | 2,621 | 2,034 | – | – |
| 一越信隆財務有限公司（越信隆）* | 468 | 2,560 | 461 | 2,553 |
| | 9,260 | 18,320 | 461 | 2,553 |

* 越信隆是廣州國際信托投資公司(「廣州信托」)全資控股的子公司，廣州信托為本公司以前的控股股東。

應收／應付關聯公司餘額免息且須按通知還款。

(b) 正常業務範圍內中與關聯公司進行的重大交易如下：

| | 集團 | |
|---|---|---|
| | 二零零三年 | 二零零二年 |
| | *港幣千元* | *港幣千元* |
| 向華淩泡沫採購貨品 | 4,612 | 5,638 |
| 向雲港塑料採購貨品及支付加工費 | 1,931 | 9,297 |
| 向西安東淩採購貨品 | 278 | 1,018 |
| | 6,821 | 15,953 |
| 向雲港塑料銷售 | 2,369 | – |

## 28. 承擔

(a) 購買物業、廠房及設備之資本承擔：

| | 集團 | |
|---|---|---|
| | 二零零三年 | 二零零二年 |
| | *港幣千元* | *港幣千元* |
| 已簽約但未撥備 | 4,140 | 6,802 |

(b) 經營租賃承擔

於二零零三年十二月三十一日，集團根據不可撤銷之土地及樓宇之經營租賃而於未來支付之最低租賃付款總額如下：

| | 二零零三年 | 二零零二年 |
|---|---|---|
| | *港幣千元* | *港幣千元* |
| 第一年內 | 8,837 | 4,012 |
| 第一年後至第五年內 | – | 5,935 |
| | 8,837 | 9,947 |

(c) 本公司於二零零二年十二月三十一日及二零零三年十二月三十一日並無任何重大承擔。

## 29. 關聯方交易

除在本賬目中其他附註披露之交易外，本集團重大關聯方交易詳情如下：

(a) 與關聯公司交易之餘額如下：

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | 二零零三年 | 二零零二年 | 二零零三年 | 二零零二年 |
| | *港幣千元* | *港幣千元* | *港幣千元* | *港幣千元* |
| 應收關聯公司： | | | | |
| －雲港塑料有限公司（雲港塑料），本集團持有14.25%權益 | 116 | 583 | – | – |
| －華凌泡沫，一聯營公司 | – | 10 | – | – |
| | 116 | 593 | – | – |

(b) 本年度融資項目變動分析如下：

| | 股份及股份溢價 | | 銀行貸款 | | 少數股東權益 | |
|---|---|---|---|---|---|---|
| | 二零零三年 | 二零零二年 | 二零零三年 | 二零零二年 | 二零零三年 | 二零零二年 |
| | *港幣千元* | *港幣千元* | *港幣千元* | *港幣千元* | *港幣千元* | *港幣千元* |
| 於一月一日 | 647,571 | 647,271 | 530,468 | 535,074 | 41,334 | 34,095 |
| 少數股東應佔虧損及匯兑儲備 | – | – | – | – | 2,844 | 7,239 |
| 發行普通股 | 34 | 309 | – | – | – | – |
| 發行股份費用 | (3) | (9) | – | – | – | – |
| 新借貸款 | – | – | 571,630 | 533,986 | – | – |
| 償還貸款 | – | – | (563,310) | (538,592) | – | – |
| 少數股東現金注入 | – | – | – | – | 7,174 | – |
| 於十二月三十一日 | 647,602 | 647,571 | 538,788 | 530,468 | 51,352 | 41,334 |

## 27. 或然負債

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | 二零零三年 | 二零零二年 | 二零零三年 | 二零零二年 |
| | *港幣千元* | *港幣千元* | *港幣千元* | *港幣千元* |
| 為附屬公司之銀行貸款所作擔保 | – | – | – | 22,523 |
| 有追索權之已貼現信用證 | 26,260 | – | – | – |
| 有追索權之已貼現／背書匯票 | 1,385 | 155,056 | – | – |
| | 27,645 | 155,056 | – | 22,523 |

管理層預計上述來自日常業務之銀行擔保及其他擔保不會產生重大負債。

於二零零三年十二月三十一日未撥備之遞延税項資產到期日如下：

| | 二零零三年<br>*港幣千元* | 二零零二年<br>*港幣千元* |
|---|---|---|
| 一年內到期 | 8,481 | 3,183 |
| 一至兩年到期 | 25,920 | 8,481 |
| 兩至三年到期 | 24,977 | 25,920 |
| 三至四年到期 | 30,682 | 24,977 |
| 四至五年到期 | 30,517 | 30,682 |
| 無到期日 | 25,527 | 39,428 |
| | 146,104 | 132,671 |

據中國企業所得税暫行條例第十一條，本集團設立於中國的附屬公司之虧損可結轉用以抵扣未來五年之應課税利得。

**26. 綜合現金流量表**

**(a) 經營虧損與經營活動之現金流入淨額對賬表**

| | 二零零三年<br>*港幣千元* | 二零零二年<br>*港幣千元* |
|---|---|---|
| 税前虧損 | (67,626) | (239,883) |
| 調整： | | |
| 折舊 | 75,152 | 76,573 |
| 無形資產攤銷 | 1,031 | 1,217 |
| 投資聯營公司之虧損 | 1,197 | 6,663 |
| 固定資產減值 | — | 8,321 |
| 出售固定資產虧損 | 2,331 | 8,312 |
| 產品保養撥備 | 1,289 | 8,180 |
| 對聯營公司投資之減值撥備 | — | 934 |
| 政府補貼 | (4,847) | (3,026) |
| 利息收入 | (2,969) | (7,216) |
| 利息支出 | 33,308 | 39,205 |
| 銀行手續費 | 1,943 | 1,409 |
| 外幣匯兑影響 | 2,535 | 122 |
| 營運資金變動前之經營盈利／(虧損) | 43,344 | (99,189) |
| 存貨(增加)／減少 | (153,304) | 238,645 |
| 應收關聯公司款項減少 | 477 | 2,441 |
| 貿易及其他應收款(增加)／減少 | (121,450) | 135,981 |
| 預付增值税增加 | (19,021) | (18,574) |
| 應付關聯公司款項減少 | (9,060) | (1,559) |
| 貿易及其他應付款增加／(減少) | 428,537 | (71,889) |
| 其他應付税款減少 | (19,512) | (23,297) |
| 經營產生之現金流入淨額 | 150,011 | 162,559 |

(c) 本公司在中國之附屬公司須遵照中國的法律和規定及彼等的公司章程細則。此等附屬公司須提供若干法定基金，分別為儲備基金及企業發展基金，均自除稅後但未計股息分派的純利中提取，該純利取自按中國內地企業適用之會計準則及相關財務法規而製作之本地法定賬目。此等中國之附屬公司從其純利中提取最少10%列入儲備基金，直至該儲備基金結餘達至其註冊資本的50%為止。此等撥款由董事的酌情釐定。儲備基金僅在有關當局批準後始可用作抵銷累計虧損或增加資本。

**25. 遞延税項**

遞延税項全數採用負債法就短暫時差按本集團旗下公司適用之稅率計算所得。

短暫時差主要來自：

| | 二零零三年<br>*港幣千元* | 二零零二年<br>*港幣千元* |
|---|---:|---:|
| 部分附屬公司之累計虧損 | 381,227 | 294,889 |
| 存貨殘次準備 | 10,859 | 21,945 |
| 存貨跌價準備 | 7,006 | 13,458 |
| 呆賬準備 | 46,646 | 104,562 |
| 其他 | 28,142 | 24,898 |
| | 473,880 | 459,752 |

未在賬目中撥備之潛在遞延税項資產金額如下：

| | 二零零三年<br>*港幣千元* | 二零零二年<br>*港幣千元* |
|---|---:|---:|
| 部分附屬公司累計虧損 | 123,349 | 95,591 |
| 存貨殘次準備 | 1,801 | 3,389 |
| 存貨跌價準備 | 1,724 | 2,673 |
| 呆賬準備 | 11,189 | 26,052 |
| 其他 | 8,041 | 4,966 |
| | 146,104 | 132,671 |

於資產負債表日，並無重大的未撥備遞延税項負債。由於不確定將來是否可獲應稅利得，而該利得為使用短暫時差之前提，所以從上述短暫時差中產生的遞延税項資產未被確認。

## 24. 儲備

| | 股份溢價<br>港幣千元 | 一般儲備基金<br>港幣千元 | 企業發展基金<br>港幣千元 | 匯兑儲備<br>港幣千元 | 累計虧損<br>港幣千元 | 總額<br>港幣千元 |
|---|---|---|---|---|---|---|
| **(a) 集團** | | | | | | |
| 二零零二年一月一日餘額 | 509,219 | 33,477 | 16,958 | 28,497 | (44,526) | 543,625 |
| 發行普通股 | 173 | – | – | – | – | 173 |
| 發行費用 | (9) | – | – | – | – | (9) |
| 利潤分配 | – | 3,884 | – | – | (3,884) | – |
| 本年度匯兑差異 | – | – | – | (158) | – | (158) |
| 股東應佔虧損 | – | – | – | – | (250,359) | (250,359) |
| 二零零二年十二月三十一日餘額 | 509,383 | 37,361 | 16,958 | 28,339 | (298,769) | 293,272 |
| 發行普通股 | 18 | – | – | – | – | 18 |
| 發行費用 | (3) | – | – | – | – | (3) |
| 本年度匯兑差異 | – | – | – | (977) | – | (977) |
| 股東應佔虧損 | – | – | – | – | (76,976) | (76,976) |
| 二零零三年十二月三十一日餘額 | 509,398 | 37,361 | 16,958 | 27,362 | (375,745) | 215,334 |
| **(b) 公司** | | | | | | |
| 二零零二年一月一日餘額 | 509,219 | – | – | – | (20,585) | 488,634 |
| 發行普通股 | 173 | – | – | – | – | 173 |
| 發行費用 | (9) | – | – | – | – | (9) |
| 本年虧損 | – | – | – | – | (261,658) | (261,658) |
| 二零零二年十二月三十一日餘額 | 509,383 | – | – | – | (282,243) | 227,140 |
| 發行普通股 | 18 | – | – | – | – | 18 |
| 發行費用 | (3) | – | – | – | – | (3) |
| 本年虧損 | – | – | – | – | (61,124) | (61,124) |
| 二零零三年十二月三十一日餘額 | 509,398 | – | – | – | (343,367) | 166,031 |

超過本公司任何時間已發行股份0.1%或按本公司股份於各授出日期收市價計算之總價值超過港幣5,000,000元，則須獲股東在本公司股東大會批准。

認購股份之認購價，最低價為以下之最高者：(i)於授出期權日期（該日必須為營業日）股份於聯交所每日報價表中所列之收市價；(ii)緊接授出期權之日期前五個營業日股份於聯交所每日報價表中之平均收市價；及(iii)股份之面值。

購股權可於其被視作授出及接納之日期後隨時行使，所授出購股權之行使期間由董事會釐定通知，最遲於購股權被視作授出及接納之日起不超過十年。二零零三年購股權計劃將由二零零三年六月二十七日起計後十年期間內有效及生效。

年內，概無購股權根據本公司購股權計劃獲授出、註銷或失效。

年內，本公司根據一九九三年購股權計劃授出之購股權之變動如下：

| 姓名 | 購股權數目<br>於2003年<br>1月1日 | 購股權數目<br>年內<br>授出 | 購股權數目<br>年內<br>行使 | 購股權數目<br>年內<br>失效／註銷 | 購股權數目<br>於2003年<br>12月31日 | 行使價<br>港元 | 授出日期 | 行使期<br>由 | 行使期<br>至 |
|---|---|---|---|---|---|---|---|---|---|
| 董事： | | | | | | | | | |
| 張新華 | 800,000 | – | – | – | 800,000 | 0.930 | 30/9/1997 | 30/9/1997 | 30/9/2007 |
| 羅榮生 | 2,000,000 | – | – | – | 2,000,000 | 0.244 | 17/2/2000 | 17/2/2000 | 17/2/2010 |
| | 1,000,000 | – | – | – | 1,000,000 | 0.211 | 5/7/2000 | 5/7/2000 | 4/7/2010 |
| 陳維端 | 2,000,000 | – | – | – | 2,000,000 | 0.244 | 17/2/2000 | 17/2/2000 | 17/2/2010 |
| | 1,000,000 | – | – | – | 1,000,000 | 0.211 | 5/7/2000 | 5/7/2000 | 4/7/2010 |
| 僱員 | 320,000 | – | (160,000) | – | 160,000 | 0.211 | 5/7/2000 | 5/7/2000 | 4/7/2010 |
| | 7,120,000 | – | (160,000) | – | 6,960,000 | | | | |

行使日期為二零零三年一月十三日，在購股權行使前一日，每股市值為港幣0.26元。

於二零零三年一月十三日行使之購股權，以發行價港幣0.211元（二零零二年：每股港幣0.244元，0.211元及0.225元）發行160,000（二零零二年：1,360,000）股。在扣除交易成本（扣除遞延所得稅）後之所得款項為港幣31,000元（二零零二年：港幣300,000元）。

根據一九九三年購股權計劃，本公司有權授出購股權予本集團之執行董事及僱員以認購本公司之股份，惟最高多以(i)本公司於一九九九年六月二十五日已發行股本之20%為限，及(ii)在作出修訂後本公司購回之本公司股本面額最多可相等於本公司已發行股本面值總額之10%(不包括因行使優先認股權而發行之股份)。認股價由董事釐定，惟不得低於股份之面值或緊接授出購股權日期前五個交易日股份在香港聯合交易所有限公司(「聯交所」)之平均收市價之80%(以較高者為準)。根據一九九三年購股權計劃，購股權可於其被視作授出及接納之日期後隨時根據計劃行使。

由於一九九三年購股權計劃的期滿及為符合上市規則第十七章「購股權計劃」之規定，本公司於二零零三年六月二十七日終止了一九九三年購股權計劃並採納了二零零三年購股權計劃，詳情如下：

二零零三年購股權計劃之目的，是為讓本公司可吸引、挽留和鼓勵有才幹之參與者，竭力達致本集團日後之發展及擴充，以及讓本公司在獎賞、回饋、慰勞、補償及／給予參與者福利方面有更大靈活度。二零零三年購股權計劃之合資格參與人士包括本集團董事(包括執行董事及非執行董事)或僱員，本集團顧問或專業諮詢人士，本公司主要股東或其僱員、本公司之董事、高級行政人員或主要股東之任何聯繫人，本集團之任何供應商或客戶之任何僱員或董事，本集團之任何僱員、董事所設立之全權信託之任何全權受益人，按董事會在上述人士中全權酌情決定之人士。

因根據二零零三年購股權計劃及本公司任何其他購股權計劃已授出但尚未行使之所有尚未行使期權而可能發行之最高股份數目，不得超逾本公司不時之已發行股本之30%。根據二零零三年購股權計劃及本公司任何其他購股權計劃將予授出購股權計劃將予授出購股權獲悉數行使時可予配發及發行之股份總數，不得超過本公司於二零零三年六月二十七日已發行股份10%，惟本公司可在股東大會徵求股東批准更新二零零三年購股權計劃下之10%限額。於二零零三年十二月三十一日，本公司有於一九九三年購股權計劃下授出的購股權6,960,000股尚未行使，同時可發行購股權股份總數為138,203,640。該數字為本公司於二零零三年六月二十七日已發行股份之10%。

於截至授出日期止任何十二個月期間，根據二零零三年購股權計劃及本公司任何其他購股權計劃向各參與人士授出之購股權獲行使時已經及將予發行之股份總數，不得超過於授出日期已發行股份之1%。進一步授出超出此限額之購股權須獲股東於本公司股東大會批准。

根據二零零三年購股權計劃向本公司董事，高級行政人員或主要股東或彼等任何聯繫人士授出購股權須獲本公司獨立非執行董事(不包括任何亦為購股權承授人之獨立非執行董事)批准。此外，於截至該授出日期止任何十二個月期間，倘若向本公司主要股東或獨立非執行董事或彼等任何聯繫人士授出之任何購股權涉及之股份總數，

**22. 退休金**

本集團已安排本集團之香港僱員參加一項由獨立受托人管理的既定供款計劃，強制性公積金計劃(「強積金計劃」)。根據強制性公積金法例規定，本集團(僱主)及本集團之僱員均須每月將僱員月薪的5%作為強積金供款，僱主及僱員作出強制性供款的上限為每月港幣1,000元，高於此金額所作之供款屬自願性質。截至二零零三年十二月三十一日，尚無強積金款被沒收。

本集團於中國成立的子公司參與中國本地退休金計劃。根據有關條款，本集團現須每月支付相當於全職及臨時員工月薪15%至28%之供款。於截至二零零三年十二月三十一日止年度，本集團之供款總額(已扣除沒收之供款)約為港幣8,181,000元(二零零二年：港幣8,323,000元)。

**23. 股本及購股權**

**(a) 股本**

| | **法定股本** | |
|---|---|---|
| | **普通股每股面值港幣0.1元** | |
| | *股份數目* | |
| | *(千股)* | *港幣千元* |
| 於二零零三及二零零二年十二月三十一日 | 1,600,000 | 160,000 |

| | **已發行及繳足股本** | |
|---|---|---|
| | **普通股每股面值港幣0.1元** | |
| | *股份數目* | |
| | *(千股)* | *港幣千元* |
| 於二零零二年一月一日 | 1,380,516 | 138,052 |
| 行使購股權 | 1,360 | 136 |
| 於二零零二年十二月三十一日 | 1,381,876 | 138,188 |
| 行使購股權 *(附註二十三(b))* | 160 | 16 |
| 於二零零三年十二月三十一日 | 1,382,036 | 138,204 |

**(b) 購股權**

本公司於一九九三年十一月二十六日採納之購股權計劃(「一九九三年購股權計劃」)於二零零三年十一月二十五日期滿。新的購股權計劃(「二零零三年購股權計劃」)已經二零零三年六月二十七日的股東特別大會批准並即採納。二零零三年購股權計劃採納後一九九三年購股權計劃已隨即終止，而根據一九九三年購股權計劃授出之購股權仍具效力。

## 20. 產品保養準備

對產品保養準備變動之分析如下：

| | 集團 | |
|---|---|---|
| | 二零零三年 *港幣千元* | 二零零二年 *港幣千元* |
| 於二零零三年一月一日 | 16,110 | 7,930 |
| 本年計提（附註四） | 19,415 | 18,137 |
| 減：已動用款項 | (18,126) | (9,957) |
| 於二零零三年十二月三十一日 | 17,399 | 16,110 |

華電公司提供產品售後一至三年之免費維修及零件更換服務。華電公司因提供產品維護服務而發生之成本於相關產品銷售確認時計提。於二零零三年十二月三十一日，本集團對已出售之家用電器計提了預期之保養準備。

## 21. 銀行貸款

| | 集團 | |
|---|---|---|
| | 二零零三年 *港幣千元* | 二零零二年 *港幣千元* |
| 短期銀行貸款，已擔保 | 510,637 | 491,876 |
| 長期銀行貸款 | 28,151 | 38,592 |
| | 538,788 | 530,468 |

於二零零三年十二月三十一日，本集團銀行貸款償還情況如下：

| | 二零零三年 *港幣千元* | 二零零二年 *港幣千元* |
|---|---|---|
| 一年以內 | 510,637 | 491,876 |
| 第二年內 | 28,151 | 38,592 |
| | 538,788 | 530,468 |

銀行貸款之年利率在未償還餘額之3.69%至5.84%之間（二零零二年：年利率5.31%至7.02%）。

本集團已用作短期銀行貸款抵押的若干物業，廠房及設備的賬面淨值約為港幣245,975,000元（二零零二年：港幣95,916,000元）。

在二零零四年初，本集團續借了約港幣196,000,000元的短期銀行貸款，這些貸款將於二零零五年到期償還。

**18. 貿易和其他應付款**

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | 二零零三年 | 二零零二年 | 二零零三年 | 二零零二年 |
| | *港幣千元* | *港幣千元* | *港幣千元* | *港幣千元* |
| 貿易應付款（*附註(a)*） | 564,656 | 262,081 | – | – |
| 職工福利及獎勵基金 | 8,398 | 12,688 | 8,163 | 7,712 |
| 預提費用 | 25,662 | 107,331 | – | – |
| 預收賬款 | 115,616 | 107,866 | – | – |
| 應付票據（*附註(b)*） | 280,234 | 60,550 | – | – |
| 購置物業，廠房及設備應付款 | 13,128 | 32,173 | – | – |
| 其他 | 33,647 | 30,115 | 1,227 | 295 |
| | 1,041,341 | 612,804 | 9,390 | 8,007 |

(a) 於二零零三年十二月三十一日，貿易應付款之賬齡分析如下：

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | 二零零三年 | 二零零二年 | 二零零三年 | 二零零二年 |
| | *港幣千元* | *港幣千元* | *港幣千元* | *港幣千元* |
| 一年內 | 543,774 | 235,266 | – | – |
| 一年以上至兩年內 | 18,628 | 22,042 | – | – |
| 兩年以上 | 2,254 | 4,773 | – | – |
| | 564,656 | 262,081 | – | – |

(b) 應付票據

該餘額為集團開出之銀行承兌匯票，均在六個月內到期。於二零零三年十二月三十一日，為應付票據作抵押的銀行存款約為港幣128,059,000元（二零零二年：無）。

**19. 應付税項**

| | 集團 | |
|---|---|---|
| | 二零零三年 | 二零零二年 |
| | *港幣千元* | *港幣千元* |
| 增值税 | 1,150 | 20,568 |
| 中國企業所得税 | 326 | 4,880 |
| 其他 | 272 | 366 |
| | 1,748 | 25,814 |

**16. 貿易及其他應收款**

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | 二零零三年<br>*港幣千元* | 二零零二年<br>*港幣千元* | 二零零三年<br>*港幣千元* | 二零零二年<br>*港幣千元* |
| 貿易應收款 *(附註(a))* | 246,949 | 132,460 | – | – |
| 應收票據 *(附註(b))* | 31,490 | 48,283 | – | – |
| 預付賬款及其他應收款 | 92,065 | 68,311 | 409 | 445 |
| | 370,504 | 249,054 | 409 | 445 |

(a) 本集團給予客戶的信用條款各不相同，因此本集團並無標準的信用政策。於二零零三年十二月三十一日，貿易應收款之賬齡分析如下：

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | 二零零三年<br>*港幣千元* | 二零零二年<br>*港幣千元* | 二零零三年<br>*港幣千元* | 二零零二年<br>*港幣千元* |
| 一年內 | 226,552 | 120,601 | – | – |
| 一年以上至兩年內 | 14,750 | 11,859 | – | – |
| 兩年以上 | 5,647 | – | – | – |
| | 246,949 | 132,460 | – | – |

**(b) 應收票據**

該餘額為六個月內到期之銀行承兑匯票總額。

**17. 預付增值税**

華凌家電及華電公司為購自中雪公司的製成品向國家税務局付了進項增值税。根據中國税收法規，這些增值税可用於抵扣未來銷售產品的銷項增值税，但不可返還。

## 14 聯營公司權益

| | 集團 | |
|---|---|---|
| | 二零零三年 | 二零零二年 |
| | *港幣千元* | *港幣千元* |
| 應佔淨資產 | 29,063 | 30,260 |
| 投資，按成本值： | | |
| 非上市股份，按成本值 | 39,760 | 39,760 |

主要聯營公司於二零零三年十二月三十一日之詳情如下：

| 公司名稱 | 註冊／成立地點及公司類型 | 主要業務 | 已發行及繳足股本 | 間接持有有效權益 |
|---|---|---|---|---|
| 西安東凌製冷壓縮機有限公司（「西安東凌」） | 中國，有限責任公司 | 製造及分銷冰箱壓縮機 | 註冊資本 18,670,000美元 | 25% |
| 廣州華凌泡沫塑料有限公司（「華凌泡沫」） | 中國，有限責任公司 | 製造及分銷泡沫塑料產品 | 註冊資本 1,000,000美元 | 19% |
| 北京創源景家電網絡信息科技有限公司 | 中國，有限責任公司 | 製造及分銷計算機硬件和電訊設備 | 註冊資本 人民幣3,000,000元 | 33% |

於中國成立之聯營公司均為中外合資經營。

## 15. 存貨

| | 集團 | |
|---|---|---|
| | 二零零三年 | 二零零二年 |
| | *港幣千元* | *港幣千元* |
| 原材料 | 210,419 | 182,545 |
| 在製品 | 36,867 | 13,082 |
| 製成品 | 302,614 | 200,969 |
| | 549,900 | 396,596 |

於二零零三年十二月三十一日，存貨按可變淨現值記賬總額為港幣22,128,000元（二零零二年：港幣22,640,000元）。

| 公司名稱 | 註冊／成立地點及公司類型 | 主要業務 | 已發行及繳足股本 | 所持有效權益 |
|---|---|---|---|---|
| 間接持有： | | | | |
| 廣州華凌空調設備有限公司 | 中國，有限責任公司 | 於中國製造及分銷空調及家電 | 註冊資本 20,000,000美元 | 100% |
| 廣州華凌家電企業有限公司（「華凌家電」） | 中國，有限責任公司 | 於中國銷售華凌品牌之產品 | 註冊資本 人民幣3,000,000元 | 95.5% |
| 合肥華凌電器有限公司 | 中國，有限責任公司 | 於中國製造及分銷小型冰箱 | 註冊資本 港幣74,260,000元 | 50.05% |
| 廣州華凌雪櫃有限公司 | 中國，有限責任公司 | 於中國製造及分銷冰箱 | 註冊資本 1,441,715美元 | 96.25% |
| Growth Plus Properties Ltd. | 英屬處女群島，有限責任公司 | 於英屬處女群島投資控股 | 普通股1股 每股1美元 | 100% |
| 中國家電網有限公司 | 英屬處女群島，有限責任公司 | 於英屬處女群島投資控股 | 普通股1股 每股1美元 | 100% |
| 成都華凌家電有限公司 | 中國，有限責任公司 | 於中國銷售華凌品牌之產品 | 註冊資本 人民幣2,500,000元 | 99.77% |
| 廣州華凌實業有限公司 | 中國，有限責任公司 | 於中國物業管理 | 註冊資本 人民幣1,100,000元 | 95.5% |
| 廣州市華凌商場有限公司 | 中國，有限責任公司 | 於中國銷售華凌品牌之產品 | 註冊資本 人民幣500,000元 | 95.5% |
| 廣州馬會華凌出租車隊 | 中國，有限責任公司 | 於中國出租車執照租賃 | 註冊資本 人民幣2,000,000元 | 57% |
| 華凌科技（投資）有限公司 | 英屬處女群島，有限責任公司 | 於英屬處女群島投資控股 | 普通股1股 每股1美元 | 100% |
| 河南華凌電器銷售有限公司 | 中國，有限責任公司 | 於中國銷售華凌品牌之產品 | 註冊資本 人民幣5,000,000元 | 99.55% |
| 重慶穗港華凌電器銷售有限公司 | 中國，有限責任公司 | 於中國銷售華凌品牌之產品 | 註冊資本 人民幣3,000,000元 | 99.77% |
| 廣東華凌中央空調設備有限公司 | 中國，有限責任公司 | 於中國製造及分銷空調 | 註冊資本 人民幣30,000,000元 | 100% |

## 13. 附屬公司投資

| | 公司 | |
|---|---|---|
| | 二零零三年 | 二零零二年 |
| | *港幣千元* | *港幣千元* |
| 非上市股份，按成本值 | 30,997 | 20,997 |
| 應收附屬公司款項 | 583,000 | 586,843 |
| | 613,997 | 607,840 |
| 減：準備 | (302,225) | (248,160) |
| | 311,772 | 359,680 |

應收附屬公司款項均為免息且無需在未來十二個月內還款。

重要附屬公司於二零零三年十二月三十一日之詳情如下：

| 公司名稱 | 註冊／成立地點及公司類型 | 主要業務 | 已發行及繳足股本 | 所持有效權益 |
|---|---|---|---|---|
| **直接持有：** | | | | |
| 中國雪櫃實業有限公司（「中雪公司」） | 中國，有限責任公司 | 於中國製造及分銷冰箱 | 註冊資本 10,000,000美元 | 95% |
| 華凌科技有限公司 | 香港，有限責任公司 | 於香港投資控股 | 普通股10股 每股港幣1元 | 100% |
| 華凌投資有限公司 | 香港，有限責任公司 | 於香港投資控股 | 普通股2股 每股港幣1元 | 100% |
| 華凌國際有限公司 | 香港，有限責任公司 | 於香港貿易 | 普通股2股 每股港幣1元 | 100% |
| 華凌製冷工程有限公司 | 香港，有限責任公司 | 於香港投資控股 | 普通股2股 每股港幣1元 | 100% |
| 華凌（遠東）有限公司 | 英屬處女群島，有限責任公司 | 於香港投資控股 | 普通股1股 每股1美元 | 100% |
| 華凌（廣州）電器有限公司（「華電公司」） | 中國，有限責任公司 | 於中國銷售華凌品牌之產品 | 註冊資本 港幣10,000,000元 | 100% |

**(b)** 公司

| | **傢俬、裝置及電子設備**<br>*港幣千元* | **汽車**<br>*港幣千元* | **總額**<br>*港幣千元* |
|---|---|---|---|
| 成本： | | | |
| 於二零零三年一月一日 | 686 | 1,869 | 2,555 |
| 添置 | 13 | – | 13 |
| 處置 | (28) | – | (28) |
| 於二零零三年十二月三十一日 | 671 | 1,869 | 2,540 |
| 累計折舊： | | | |
| 於二零零三年一月一日 | (394) | (1,637) | (2,031) |
| 本年計提 | (105) | (113) | (218) |
| 處置 | 14 | – | 14 |
| 於二零零三年十二月三十一日 | (485) | (1,750) | (2,235) |
| 賬面淨值： | | | |
| 於二零零三年十二月三十一日 | 186 | 119 | 305 |
| 於二零零二年十二月三十一日 | 292 | 232 | 524 |

**(c)** 本集團之土地使用權及樓宇於五十年租約期內持有，該土地使用權位於香港以外地區。

**(d)** **投資物業**

該投資物業為位於中國廣州市國信大廈之十一個樓層及十二個車位，租約年期為50年。

投資物業每三年評估一次。該投資物業約值168,000,000元（二零零二年：168,000,000元），於二零零一年十二月三十一日由獨立專業估值師威格斯香港有限公司評估。重估減值在物業價值重估儲備中衝銷。

董事會認為該等投資物業於二零零三年十二月三十一日之賬面價值與市值相近。

賬面淨值約港幣245,975,000元（二零零二年：95,916,000元）之物業、廠房及設備已用作抵押作為本集團短期銀行貸款之擔保。

## 12. 物業，廠房及設備

### (a) 集團

| | 投資物業 港幣千元 | 在建工程 港幣千元 | 土地及樓宇 港幣千元 | 廠房及機器 港幣千元 | 傢俬、裝置及電子設備 港幣千元 | 汽車 港幣千元 | 電腦設備 港幣千元 | 模具及其他設備 港幣千元 | 總額 港幣千元 |
|---|---|---|---|---|---|---|---|---|---|
| 成本值／估值： | | | | | | | | | |
| 於二零零三年一月一日 | 168,000 | 1,789 | 259,297 | 564,674 | 62,595 | 19,049 | 15,490 | 177,226 | 1,268,120 |
| 添置 | – | 13,260 | 9,267 | 8,540 | 2,593 | 1,319 | 521 | 5,015 | 40,515 |
| 轉撥 | – | (12,635) | (82) | 4,073 | 7,700 | 160 | – | 784 | – |
| 處置 | – | – | (122) | (41,071) | (516) | (2,947) | – | – | (44,656) |
| 匯兑調整 | – | (61) | (1,205) | (2,710) | (228) | (92) | (107) | (959) | (5,362) |
| 於二零零三年十二月三十一日 | 168,000 | 2,353 | 267,155 | 533,506 | 72,144 | 17,489 | 15,904 | 182,066 | 1,258,617 |
| 代表： | | | | | | | | | |
| 成本值 | – | 2,353 | 267,155 | 533,506 | 72,144 | 17,489 | 15,904 | 182,066 | 1,090,617 |
| 估值 | 168,000 | – | – | – | – | – | – | – | 168,000 |
| | 168,000 | 2,353 | 267,155 | 533,506 | 72,144 | 17,489 | 15,904 | 182,066 | 1,258,617 |
| 累計折舊及減值： | | | | | | | | | |
| 於二零零三年一月一日 | – | (550) | (62,288) | (280,753) | (35,031) | (12,956) | (3,138) | (103,742) | (498,458) |
| 本年計提 | – | – | (12,274) | (37,580) | (5,459) | (1,342) | (3,060) | (15,437) | (75,152) |
| 處置 | – | – | 7 | 39,765 | 393 | 2,160 | – | – | 42,325 |
| 匯兑調整 | – | – | 178 | 664 | 432 | 75 | 56 | 445 | 1,850 |
| 於二零零三年十二月三十一日 | – | (550) | (74,377) | (277,904) | (39,665) | (12,063) | (6,142) | (118,734) | (529,435) |
| 賬面淨值： | | | | | | | | | |
| 於二零零三年十二月三十一日 | 168,000 | 1,803 | 192,778 | 255,602 | 32,479 | 5,426 | 9,762 | 63,332 | 729,182 |
| 於二零零二年十二月三十一日 | 168,000 | 1,239 | 197,009 | 283,921 | 27,564 | 6,093 | 12,352 | 73,484 | 769,662 |

**(b) 五位最高薪酬人士**

本年度集團內五名最高薪酬人士包括兩名(二零零二年：三名)董事，其酬金已載於上文分析。其餘三名(二零零二年：兩名)最高薪人士之酬金分析如下：

| | 二零零三年<br>*港幣千元* | 二零零二年<br>*港幣千元* |
|---|---|---|
| 本薪金、房屋津貼、其他津貼及實物利益 | 1,359 | 1,061 |
| 退休金供款 | 259 | 138 |
| | 1,618 | 1,199 |

其餘三名(二零零二年：兩名)最高薪人士之酬金組別如下：

| | 人數 | |
|---|---|---|
| **酬金組別** | **二零零三年** | **二零零二年** |
| 港幣0元－港幣1,000,000元 | 3 | 2 |

**11. 無形資產**

**集團**

| | 商譽<br>*港幣千元* | 出租車執照<br>*港幣千元* | 總額<br>*港幣千元* |
|---|---|---|---|
| 截至二零零三年十二月三十一日止年度 | | | |
| 期初賬面淨值 | 4,761 | 5,855 | 10,616 |
| 本年度攤銷 *(附註四)* | (680) | (351) | (1,031) |
| 期末賬面淨值 | 4,081 | 5,504 | 9,585 |
| 於二零零三年十二月三十一日 | | | |
| 成本 | 6,801 | 6,506 | 13,307 |
| 累計攤銷 | (2,720) | (1,002) | (3,722) |
| 賬面淨值 | 4,081 | 5,504 | 9,585 |
| 於二零零二年十二月三十一日 | | | |
| 成本 | 6,801 | 6,506 | 13,307 |
| 累計攤銷 | (2,040) | (651) | (2,691) |
| 賬面淨值 | 4,761 | 5,855 | 10,616 |

## 9. 每股虧損

每股基本及攤薄虧損是根據股東應佔集團虧損港幣76,976,000元(二零零二年:港幣250,359,000元)計算。

每股基本虧損是按年內已發行普通股之加權平均數1,382,030,711(二零零二年:1,381,727,588)股計算。

每股攤薄虧損根據1,383,854,099(二零零二年:1,383,094,294)股普通股計算,即年內已發行普通股之加權平均數,加上假設所有未行使之認股權證及購股權皆已行使而被視作無償發行之加權平均數1,823,388(二零零二年:1,366,706)股普通股計算。

## 10. 董事及高級管理人員酬金

### (a) 董事酬金

年內本公司向董事支付之酬金總額如下:

| | 二零零三年<br>*港幣千元* | 二零零二年<br>*港幣千元* |
|---|---|---|
| 袍金 | 150 | 177 |
| 其他酬金: | | |
| 基本薪金、房屋津貼、<br>其他津貼及實物利益 | 3,301 | 4,405 |
| 酌情發放之花紅 | – | 82 |
| 為董事(及前任董事)作出之<br>退休金供款 | 93 | 71 |
| | 3,544 | 4,735 |

上述披露之董事袍金包括向獨立非執行董事支付之款項港幣150,000元(二零零二年:港幣150,000元)。

支付予董事之酬金組別如下:

| **酬金組別** | **董事人數**<br>**二零零三年** | <br>**二零零二年** |
|---|---|---|
| 港幣0元-港幣1,000,000元 | 7 | 7 |
| 港幣1,000,001元-港幣1,500,000元 | 1 | – |
| 港幣1,500,001元-港幣2,000,000元 | 1 | 1 |
| 港幣2,000,001元-港幣2,500,000元 | – | 1 |

截至二零零二年及二零零三年十二月三十一日止年度,各董事均無放棄任何薪酬。

**5. 財務費用，淨值**

| | 二零零三年 *港幣千元* | 二零零二年 *港幣千元* |
|---|---|---|
| 短期銀行貸款之利息 | 33,308 | 39,205 |
| 利息收入 | (2,969) | (7,216) |
| 銀行收費 | 1,943 | 1,409 |
| | 32,282 | 33,398 |

**6. 稅項**

由於本集團並無賺取任何應課香港利得稅收入，故此並無提取任何香港利得稅準備。中國企業所得稅乃根據本年之估計應課稅利得按當地之現行稅率計算。

| | 二零零三年 *港幣千元* | 二零零二年 *港幣千元* |
|---|---|---|
| 企業所得稅 | 6,506 | 3,237 |

本集團有關除稅前虧損之稅項與假若採用本公司本土國家之稅率而計算之理論稅額之差額如下：

| | 二零零三年 *港幣千元* | 二零零二年 *港幣千元* |
|---|---|---|
| 除稅前虧損 | (67,626) | (239,883) |
| 按中國法定稅率33%計算 (二零零二年：33%) | (22,316) | (79,161) |
| 稅率差異影響 | 15,382 | 14,781 |
| 稅前不可抵扣之費用 | 7 | 13 |
| 未確認遞延稅項資產 | 13,433 | 67,604 |
| 稅項支出 | 6,506 | 3,237 |

於二零零三年十二月三十一日之未撥備遞延稅項詳情見附註二十五。

**7. 股東應佔虧損**

計入本公司賬目之虧損為港幣61,124,000元（二零零二年：港幣261,658,000元）。

**8. 股息**

截至二零零三年十二月三十一日止年度，本公司並無宣派任何股息（二零零二年：無）。

## 4. 經營虧損

經營虧損已計入及扣除下列項目：

| | 二零零三年<br>*港幣千元* | 二零零二年<br>*港幣千元* |
|---|---|---|
| 扣除： | | |
| 折舊－自有物業、廠房及設備 | 75,152 | 76,573 |
| 處置物業、廠房及設備損失 | 2,331 | 8,312 |
| 物業、廠房及設備之減值準備 | — | 8,321 |
| 包括董事酬金在內之僱員支出 *（附註十）* | 88,828 | 89,212 |
| 退休金計劃供款 *（附註二十二）* | 8,181 | 8,323 |
| 存貨成本 | 1,120,471 | 945,481 |
| 存貨殘次準備 | — | 10,462 |
| 貿易應收款項之呆賬準備 | — | 22,701 |
| 其他應收款項之呆賬準備 | 1,988 | 10,376 |
| 土地及樓宇經營租賃租金 | 7,838 | 12,218 |
| 核數師酬金 | 1,334 | 1,411 |
| 產品保養準備 *（附註二十）* | 19,415 | 18,137 |
| 研究及開發費用 | 7,779 | 10,224 |
| 無形資產細則 *（附註十一）* | | |
| －商譽 | 680 | 680 |
| －出租車執照 | 351 | 537 |
| 計入： | | |
| 匯兑淨收益 | 3,161 | 3,433 |
| 呆賬撥回 | 16,559 | — |
| 存貨跌價撥回 | 6,452 | 5,043 |
| 存貨殘次撥回 | 3,579 | — |

按地區劃分的在中國國內和對國外出口的空調銷售分析如下：

| | 二零零三年<br>*港幣千元* | 二零零二年<br>*港幣千元* |
|---|---|---|
| 國內銷售 | 585,735 | 501,801 |
| 出口銷售 | | |
| 歐洲 | 151,909 | 109,928 |
| 美洲 | 118,184 | 69,137 |
| 亞太 | 149,069 | 59,324 |
| 非洲 | 757 | 5,017 |
| 出口銷售總額 | 419,919 | 243,406 |
| 合計 | 1,005,654 | 745,207 |

按地區劃分的在中國國內和對國外出口的小型冰箱銷售分析如下：

| | 二零零三年<br>*港幣千元* | 二零零二年<br>*港幣千元* |
|---|---|---|
| 國內銷售 | 73,578 | 45,060 |
| 出口銷售 | | |
| 歐洲 | 23,106 | 10,958 |
| 美洲 | 69,319 | 47,808 |
| 亞太 | 92,172 | 95,248 |
| 非洲 | 5,969 | 2,391 |
| 出口銷售總額 | 190,566 | 156,405 |
| 合計 | 264,144 | 201,465 |

由於本集團百分之九十之資產總額及資本支出皆位於／發生在中國大陸，因此，並無呈列。資產總額及資本支出之地區分部資料分析。

**從屬分部報告形式—地區分部**

集團三項業務分部在以下五個主要地區經營：

| | | |
|---|---|---|
| 中國大陸 | — | 家用電器製造及分銷 |
| 歐洲 | — | 家用電器分銷 |
| 其他亞太地區 | — | 家用電器分銷 |
| 美洲 | — | 家用電器分銷 |
| 非洲 | — | 家用電器分銷 |

地區分部之間並無買賣活動。對地區分部之財務信息分析如下：

按地區劃分的在中國國內和對國外出口的冰箱銷售分析如下：

| | 二零零三年<br>*港幣千元* | 二零零二年<br>*港幣千元* |
|---|---:|---:|
| 國內銷售 | 238,660 | 272,552 |
| 出口銷售 | | |
| 歐洲 | 36,380 | 17,865 |
| 亞太 | 27,958 | 23,001 |
| 非洲 | 278 | 352 |
| 美洲 | 248 | 630 |
| 出口銷售總額 | 64,864 | 41,848 |
| 合計 | 303,524 | 314,400 |

| | 冰箱業務<br>二零零二年<br>港幣千元 | 空調業務<br>二零零二年<br>港幣千元 | 小型冰箱業務<br>二零零二年<br>港幣千元 | 其他業務<br>二零零二年<br>港幣千元 | 抵銷<br>二零零二年<br>港幣千元 | 集團<br>二零零二年<br>港幣千元 |
|---|---|---|---|---|---|---|
| 營業額 | 314,400 | 745,207 | 201,465 | – | – | 1,261,072 |
| 分部業績 | (135,307) | (159,509) | 18,708 | 96,925 | – | (179,183) |
| 未分配成本 | | | | | | (20,639) |
| 經營虧損 | | | | | | (199,822) |
| 財務費用 | (21,676) | (18,117) | (191) | (251) | 6,839 | (33,396) |
| 未分配財務費用 | | | | | | (2) |
| 應佔聯營公司虧損 | | | | | | (6,663) |
| 稅前虧損 | | | | | | (239,883) |
| 稅項 | – | (221) | (2,677) | (339) | – | (3,237) |
| 稅後虧損 | | | | | | (243,120) |
| 少數股東權益 | | | | | | (7,239) |
| 股東應佔虧損 | | | | | | (250,359) |
| 分部資產 | 407,170 | 768,713 | 261,517 | 13,975 | – | 1,451,375 |
| 聯營公司權益 | | | | | | 30,260 |
| 未分配資產 | | | | | | 194,675 |
| 總資產 | | | | | | 1,676,310 |
| 分部負債 | 423,784 | 587,529 | 165,163 | 4,028 | – | 1,180,504 |
| 未分配負債 | | | | | | 23,012 |
| 總負債 | | | | | | 1,203,516 |
| 資本性支出 | 10,347 | 26,404 | 64,619 | 744 | – | 102,114 |
| 折舊 | 34,518 | 36,306 | 5,267 | 482 | – | 76,573 |
| 除商譽外之無形資產攤銷 | – | – | – | 537 | – | 537 |
| 商譽之攤銷 | | | | | | 680 |
| 其他非現金性(收入)／支出 | | | | | | |
| －存貨跌價撥回 | (4,257) | (786) | – | – | – | (5,043) |
| －存貨殘次(撥回)／準備 | (927) | 11,389 | – | – | – | 10,462 |
| －呆賬準備／(撥回) | 14,054 | 8,667 | (20) | – | – | 22,701 |
| －其他應收款呆賬準備 | – | 10,376 | – | – | – | 10,376 |
| －物業，廠房及設備減值準備 | 8,321 | – | – | – | – | 8,321 |

集團其他業務主要為持有投資物業及出租小汽車及物業，兩者的規模皆不足以作獨立分部報告。

| | 冰箱業務<br>二零零三年<br>港幣千元 | 空調業務<br>二零零三年<br>港幣千元 | 小型冰箱業務<br>二零零三年<br>港幣千元 | 其他業務<br>二零零三年<br>港幣千元 | 抵銷<br>二零零三年<br>港幣千元 | 集團<br>二零零三年<br>港幣千元 |
|---|---|---|---|---|---|---|
| 營業額 | 303,524 | 1,005,654 | 264,144 | – | – | 1,573,322 |
| 分部業績 | (40,355) | 11,038 | 10,415 | (4,803) | – | (23,705) |
| 未分配成本 | | | | | | (10,442) |
| 經營虧損 | | | | | | (34,147) |
| 財務費用 | (11,981) | (22,939) | (2,741) | (20) | 5,357 | (32,324) |
| 未分配財務費用 | | | | | | 42 |
| 應佔聯營公司虧損 | | | | | | (1,197) |
| 稅前虧損 | | | | | | (67,626) |
| 稅項 | (1,148) | (3,112) | (1,795) | (451) | – | (6,506) |
| 稅後虧損 | | | | | | (74,132) |
| 少數股東權益 | | | | | | (2,844) |
| 股東應佔虧損 | | | | | | (76,976) |
| 分部資產 | 674,491 | 911,513 | 243,543 | 10,687 | – | 1,840,234 |
| 聯營公司權益 | | | | | | 29,063 |
| 未分配資產 | | | | | | 144,129 |
| 總資產 | | | | | | 2,013,426 |
| 分部負債 | 653,001 | 790,297 | 134,540 | 5,317 | – | 1,583,155 |
| 未分配負債 | | | | | | 25,381 |
| 總負債 | | | | | | 1,608,536 |
| 資本性支出 | 9,948 | 16,662 | 13,861 | 44 | – | 40,515 |
| 折舊 | 25,800 | 37,082 | 11,800 | 470 | – | 75,152 |
| 除商譽外之無形資產攤銷 | – | – | – | 351 | – | 351 |
| 商譽之攤銷 | | | | | | 680 |
| 其他非現金性(收入)／支出 | | | | | | |
| －存貨跌價撥回 | (9,684) | 3,232 | – | – | – | (6,452) |
| －－存貨殘次(撥回)／準備 | (3,138) | (1,150) | 709 | – | – | (3,579) |
| －呆賬準備／(撥回) | (1,872) | (14,672) | (15) | – | – | (16,559) |
| －其他應收款呆賬準備 | – | – | 1,988 | – | – | 1,988 |

## 3. 營業額、收益及分部資料

本公司為一間投資控股公司。本集團之主要業務為生產及銷售家庭電器，包括冰箱、空調機及小型冰箱。本年度列賬之收益如下：

| | 二零零三年<br>*港幣千元* | 二零零二年<br>*港幣千元* |
|---|---|---|
| 冰箱銷售 | 303,524 | 314,400 |
| 空調機銷售 | 1,005,654 | 745,207 |
| 小型冰箱銷售 | 264,144 | 201,465 |
| | 1,573,322 | 1,261,072 |
| 其他業務收入 | | |
| 租賃收入 | 5,091 | 4,277 |
| 減：租賃收入之成本 | (351) | (209) |
| | 4,740 | 4,068 |
| 政府補貼收入 | 4,847 | 3,026 |
| 廢料銷售 | 2,807 | 5,261 |
| 其他 | 2,761 | 1,405 |
| | 15,155 | 13,760 |
| 總收益 | 1,588,477 | 1,274,832 |

**主要分部報告形式—業務分部**

集團經營三項主要業務分部：

冰箱業務　－　製造及分銷廣泛類別之冰箱

空調機業務　－　製造及分銷廣泛類別之空調機

小型冰箱業務　－　製造及分銷廣泛類別之小型冰箱

**(l) 或然負債及或然資產**

或然負債指因已發生的事件而可能引起之責任，此等責任需就某一宗或多宗事件會否發生才能確認，而集團並不能完全控制這些未來事件會否實現。或然負債亦可能是因已發生的事件引致之現有責任，但由於可能不需要消耗經濟資源，或責任金額未能可靠地衡量而未有入賬。

或然負債不會被確認，但會在賬目附註中披露。假若消耗資源之可能性改變導致可能出現資源消耗，此等負債將被確立為撥備。

或然資產指因已發生的事件而可能產生之資產，此等資產需就某一宗或多宗事件會否發生才能確認，而集團並不能完全控制這些未來事件會否實現。

或然資產不會被確認，但會於可能收到經濟效益時在賬目附註中披露。若實質確定有收到經濟效益時，此等效益才被確立為資產。

**(m) 收益確認**

銷貨收益在擁有權之風險及回報轉移時確認，通常亦即為貨品付運予客戶及所有權轉讓時。

利息收入依據未償還本金額及適用利率按時間比例確認。

經營租賃之租金收入於租賃期間內按直線法確認。

**(n) 借貸成本**

凡直接與購置、興建或生產某項資產（該資產必須經過頗長時間籌備以作預定用途或出售）有關之借貸成本，均資本化為資產之部分成本。

所有其他借貸成本均於發生年度內在綜合損益表支銷。

**(o) 分部報告**

按照本集團之內部財務報告，本集團已決定將業務分部資料作為主要分部報告，而地區分布資料則作為從屬形式呈列。

未分配成本指集團整體性開支。分部資產主要包括無形資產、物業、廠房及設備、存貨、應收款項及銀行結餘與現金；主要排除投資物業在外。分部負債指經營負債，而不包括例如税項及若干集團整體性之貸款等項目。資本性開支包括購入無形資產及物業、廠房及設備的費用。

至於地區分部報告，銷售額乃按照客戶所在國家計算。總資產及資本性開支按資產所在地計算。

**(j) 僱員福利**

*(i) 僱員應享假期*

僱員在年假和長期服務休假之權利在僱員應享有時確認。本集團為截至結算日止僱員已提供之服務而產生之年假及長期服務休假之估計負債作出撥備。

*(ii) 退休金責任*

本集團已安排本集團之香港僱員參加一項由獨立受托人管理的既定供款計劃，強制性公積金計劃(「強積金計劃」)。按照中華人民共和國(「中國」)法規，本集團設於中國大陸之附屬公司為本集團當地僱員向政府資助之既定供款計劃按月供款。

集團之供款於供款相關期內在損益表支銷。

*(iii) 權益補償福利*

本集團向董事及僱員授出購股權。假若該等購股權按授出日期股份之市價授出並按該價格行使，則不會確認補償成本。購股權被行使時，所得款項扣除任何交易成本後撥入股本(面值)及股份溢價。

**(k) 遞延稅項**

遞延稅項採用負債法就資產負債之稅基與它們在賬目之賬面值兩者之短暫時差作全數撥備。遞延稅項採用在結算日前已頒布或實質頒布之稅率釐定。

遞延稅項資產乃就有可能將未來應課稅溢利與可動用之短暫時差抵銷而確認。

遞延稅項乃就附屬公司及聯營公司之短暫時差而撥備，但假若可以控制時差之撥回，並有可能在可預見未來不會撥回則除外。

往年度，遞延稅項乃因應就課稅而計算之盈利與賬目所示之盈利二者間之時差，根據預期於可預見將來支付或可收回之負債及資產而按現行稅率計算。採納經修訂之會計準則第12號為會計政策之變動。遞延稅項會計政策之變動對截至二零零三年及二零零二年十二月三十一日止綜合賬目呈報之金額無重要影響。

除出售投資物業之收益或虧損外，出售物業、廠房及設備之收益或虧損將列算於綜合損益表內。出售物業，廠房及設備之收益或虧損乃出售所得收入淨額與資產賬面值之差額。

**(d) 政府補貼**

當能夠合理地保證集團會符合附帶條件以及補貼將可收取時，政府補貼確認入賬。

與收入有關之補貼遞延及按擬補償之成本配合所需期間在損益表中記賬。

**(e) 經營租賃**

經營租賃是指擁有資產之風險及回報實質上由出租公司保留之租賃。租賃款額在扣除自出租公司收取之任何獎勵金後，於租賃期內以直線法在綜合損益表中支銷。

**(f) 存貨**

存貨包括製成品及在製品，按成本值與可變現淨值二者之較低者入賬。成本值以先進先出法計算，並包括原材料、直接人工及所有生產經常開支之應佔部份。可變現淨值乃按預計銷售所得款項扣除估計營銷費用計算。

**(g) 貿易應收賬款**

凡被視為呆賬之貿易應收賬款，均提撥準備。在資產負債表內列賬之貿易應收賬款已扣除有關之準備金。

**(h) 現金及現金等價物**

現金及現金等價物按成本在資產負債表內列賬。在現金流量表中，現金及現金等價物包括庫存現金及銀行通知存款。

**(i) 產品保養撥備**

當本集團因已發生的事件須承擔現有之法律性或推定性的責任，而解除責任時有可能消耗資源，並在責任金額能夠可靠地作出估算的情況下，需確立撥備。

本集團為結算日仍在保用期產品之維修或更換確立撥備。此項撥備乃按照過往維修及更換產品之程度而計算。

*(ii) 在建工程*

在建工程指建造中的廠房和物業，在建工程按成本值減累計減值損失列賬。包括工地成本、廠房及設備及其他直接成本加上於建造，安裝，測試期間的利息費用及為該等項目所借之外幣貸款所產生之匯兑差額。

於該等資產竣工並可投入使用前，概不就在建工程計提折舊。

*(iii) 其他物業、廠房及設備*

除投資物業及在建工程外，其他物業、廠房及設備按成本值減累計折舊及累計減值損失入賬。資產之原值包括購買價及使資產達致運作狀況及運往現址作擬定用途之直接成本。在物業，廠房及設備投入運作後產生之支出，如維修保養及經常費用等，一般自費用發生時於損益表中扣除。倘當時之情況清楚顯示該項支出導致未來因使用該項物業、廠房及設備而獲得之經濟效益增加，則將該項支出撥作物業、廠房及設備之額外成本。

*(iv) 折舊*

其他物業之租約土地按租約年期折舊，其他物業，廠房及設備則於扣除估計殘值後，以直線法於其估計可用年限內將其成本值減累計減值虧損撇銷。各項資產之估計可使用年限如下：

| | **估計可使用年限** |
|---|---|
| 土地使用權 | 50年 |
| 樓宇 | 10-30年 |
| 廠房及機器 | 10-20年 |
| 傢俬、裝置及電子設備 | 5-10年 |
| 汽車 | 5-10年 |
| 電腦設備 | 5年 |
| 模具及其他設備 | 2-10年 |

*(v) 減值與出售盈虧*

在每年結算日，在建工程、其他物業、廠房及設備皆透過集團內部及外界所獲得的資訊，評核該等資產有否減值。如有跡象顯示該等資產出現減值，則估算其可收回價值，及在合適情況下將減值虧損入賬以將資產減至其可收回價值。此等減值虧損在綜合損益表入賬，但假若某資產乃按估值列賬，而減值虧損不超過該資產之重估盈餘，此等虧損則當作估值減少。

於二零零一年一月一日或以後產生之收購商譽計入無形資產，並於其估計可用年期以直線法攤銷。所有收購產生之商譽按十年攤銷。

*(ii) 出租車牌照*

購入出租車牌照之開支將予資本化，並以直線法按不超過20年之可使用年期攤銷。由於出租車牌照並無活躍市場，故其價值不會被進行重估。

*(iii) 研究及開發成本*

研究成本在發生時作為費用支銷。當能夠證明開發中產品技術之可行性及有意完成該產品，而亦有資源協助、成本可予識別，及有能力出售或使用該資產而能賺取盈利，則將新產品或改良產品之設計及測試之開發所涉及之成本確認為無形資產，並以直線法按不超過5年之期間攤銷，以反映將相關經濟效益確認之模式。不符合上述條件之開發成本在發生時作為費用支銷。已入賬為支出之開發成本不會在往後期間確認為資產。

*(iv) 無形資產減值*

如有跡象顯示出現減值，則無形資產之賬面值，包括之前已在儲備記賬之商譽，均需評估及即時撇減至可收回價值。其產生之任何減值均記入綜合損益表。

**(c) 物業、廠房及設備**

*(i) 投資物業*

投資物業乃在土地及樓宇中所佔之權益，而該等土地及樓宇之建築工程及發展經已完成，因其具有投資價值而持有，任何租金收入均按公平原則磋商。

投資物業皆由獨立估值師最少每隔三年估值一次。估值是以個別物業之公開市值為計算基準，而土地及樓宇並不分開估值。估值會用於年度賬目內。重估之增值撥入投資物業重估儲備，減值則首先以整個組合為基礎與先前之增值對銷，然後從經營盈利中扣除。其後任何增值將撥入經營盈利，惟最高以先前扣減之金額為限。

在出售投資物業時，重估儲備中與先前估值有關之已變現部分，將從投資物業重估儲備轉撥至綜合損益表。

所有集團內公司間之重大交易及結餘已於綜合賬目時對銷。

少數股東權益指外界股東在附屬公司之經營業績及資產淨值中擁有之權益。

在本公司之資產負債表內，附屬公司之投資以成本值扣除減值虧損準備入賬。本公司將附屬公司之業績按已收及應收股息入賬。

*(ii) 聯營公司*

聯營公司為附屬公司以外，集團持有其股權作長期投資，並對其管理具有重大影響力之公司。

綜合損益表包括集團應佔聯營公司之本年度業績，而綜合資產負債表則包括集團應佔聯營公司之資產淨值及收購產生之商譽／負商譽（扣除累計攤銷）。

當聯營公司之投資賬面值已全數撇銷，便不再採用權益會計法，除非集團就該聯營公司已產生承擔或有擔保之承擔。

本集團與其聯營公司間交易之未變現盈利按集團應佔該等聯營公司之權益撇銷；除非交易提供所轉讓資產減值之憑證，否則將未變現虧損撇銷。

*(iii) 外幣換算*

以外幣為本位之交易，均按交易當日之匯率折算。於結算日以外幣顯示之貨幣資產與負債則按結算日之匯率折算。由此產生之匯兑盈虧均計入損益表。

附屬公司及聯營公司以外幣顯示之資產負債表均按結算日之匯率折算，而損益表則按平均匯率折算。由此產生之匯兑盈虧作為儲備變動入賬。

**(b) 無形資產**

*(i) 商譽*

商譽指收購成本超出於收購日集團應佔所收購附屬公司之淨資產之數額。

於二零零一年一月一日前產生之收購商譽已於儲備中對銷。若該商譽有耗蝕，所產生之任何減值均記入損益表。

## 賬目附註

### 1. 編製基準

截至二零零三年十二月三十一日止年度，本集團錄得股東應佔綜合虧損淨值為港幣76,976,000元，及於當日之淨流動負債為港幣337,251,000元。賬目乃假設本集團將繼續經營之基準，並計及下列各項後編製而成：

(a) 本集團採用了多種有效的方法繼續提升其經營業績，包括開拓新的市場及施行成本控制。

(b) 如賬目附註二十一所述，以維持本集團日常營運資金之銀行貸款即將在二零零四年到期。為了保持足夠的資金支持，本集團正在與銀行方面溝通以續簽及／或延長貸款期限，及取得額外融資。於二零零三年十二月三十一日尚未償還且在本賬目簽署日之前已到期之銀行貸款約港幣196,000,000元，已於期後續簽了一年，並在此期間，無任何貸款額度被銀行撤回。

(c) 倘若本集團與現有之銀行之協商不盡成功，本集團將積極拓展其他融資渠道。如賬目附註三十所述，於二零零四年二月，本公司透過一股份配售及認購協議按每股0.40港元之價格發行200,000,000股予第三方投資者。本公司已收到認購之所得款項淨額約為港幣77,000,000元，該款項將用以提升本集團之生產力及作為本集團之一般營運資金。

### 2. 主要會計政策

本賬目乃按照香港公認會計原則及香港會計師公會頒布之會計標準編製。賬目並依據歷史成本常規法編製，惟若干物業乃按公平值列賬(見下文會計政策)。

於本年度，本集團採納由香港會計師公會頒布之會計準則第35號「政府補貼及政府資助之披露」及會計準則第12號「所得税」，分別於二零零二年七月一日及二零零三年一月一日或以後開始之會計期間生效。

採納上述新會計準則對以前年度呈報之金額無重要影響。

**(a) 集團會計**

*(i) 綜合賬目*

綜合賬目包括本公司及各附屬公司截至十二月三十一日止之賬目。

附屬公司指本公司直接或間接控制董事會之組成、超過半數投票權或持有過半數發行股本之實體。

## 綜合現金流量表

*截至二零零三年十二月三十一日止年度*

| | 附註 | 二零零三年 港幣千元 | 二零零二年 港幣千元 |
|---|---|---|---|
| 經營產生之現金流入淨額 | 26(a) | 150,011 | 162,559 |
| 已付利息 | | (33,308) | (39,205) |
| 已收利息 | | 2,969 | 7,216 |
| 支付海外稅項 | | (11,060) | (6,885) |
| 已付銀行手續費 | | (1,943) | (1,409) |
| 經營活動之現金流入淨額 | | 106,669 | 122,276 |
| 投資活動 | | | |
| 購置物業、廠房及設備 | | (27,255) | (73,788) |
| 在建工程增加 | | (13,260) | (28,326) |
| 增加投資於聯營公司 | | – | (1,113) |
| 其他非流動資產增加 | | (13) | (872) |
| 收取股利 | | – | 326 |
| 收取政府補貼 | | 4,847 | 3,026 |
| 投資活動之現金流出淨額 | | (35,681) | (100,747) |
| 融資活動前之現金流入淨額 | | 70,988 | 21,529 |
| 融資活動 | | | |
| 發行普通股 | | 34 | 309 |
| 發行股份費用 | | (3) | (9) |
| 新借銀行貸款 | | 571,630 | 533,986 |
| 償還銀行貸款 | | (563,310) | (538,592) |
| 償還其他短期貸款 | | – | (30,000) |
| 收到少數股東投資之現金 | | 7,174 | – |
| 已抵押銀行存款增加 | | (128,059) | – |
| 融資活動之現金流出淨額 | 26(b) | (112,534) | (34,306) |
| 現金及現金等價物減少 | | (41,546) | (12,777) |
| 一月一日之現金及現金等價物 | | 174,262 | 187,039 |
| 十二月三十一日之現金及現金等價物 | | 132,716 | 174,262 |
| 現金及現金等價物結餘分析 | | | |
| 銀行結餘及現金 | | 132,716 | 174,262 |

**綜合權益變動表**

*截至二零零三年十二月三十一日止年度*

| | 附註 | 二零零三年 港幣千元 | 二零零二年 港幣千元 |
|---|---|---|---|
| 於一月一日之總權益 | | 431,460 | 681,677 |
| 未於損益表確認之虧損淨額 換算海外附屬公司及聯營公司財務報表之匯兑差額 | 24 | (977) | (158) |
| | | 430,483 | 681,519 |
| 本年度虧損 | 24 | (76,976) | (250,359) |
| 發行股份 | 23, 24 | 34 | 309 |
| 股份發行費用 | 24 | (3) | (9) |
| 於十二月三十一日之總權益 | | 353,538 | 431,460 |

**資產負債表**

*二零零三年十二月三十一日結算*

| | 附註 | 二零零三年 港幣千元 | 二零零二年 港幣千元 |
|---|---|---|---|
| 非流動資產 | | | |
| 物業、廠房及設備 | 12 | 305 | 524 |
| 於附屬公司之權益 | 13 | 311,772 | 359,680 |
| | | 312,077 | 360,204 |
| 流動資產 | | | |
| 貿易及其他應收款 | 16 | 409 | 445 |
| 銀行結餘及現金 | | 1,600 | 15,239 |
| | | 2,009 | 15,684 |
| 流動負債 | | | |
| 應付關聯公司 | 29 | 461 | 2,553 |
| 貿易及其他應付款 | 18 | 9,390 | 8,007 |
| | | 9,851 | 10,560 |
| 流動(負債)／資產淨值 | | (7,842) | 5,124 |
| 總資產減流動負債 | | 304,235 | 365,328 |
| 資金來源： | | | |
| 股本 | 23(a) | 138,204 | 138,188 |
| 儲備 | 24 | 166,031 | 227,140 |
| | | 304,235 | 365,328 |

## 綜合資產負債表

*二零零三年十二月三十一日結算*

| | 附註 | 二零零三年<br>港幣千元 | 二零零二年<br>港幣千元 |
|---|---|---|---|
| 非流動資產 | | | |
| 無形資產 | *11* | 9,585 | 10,616 |
| 物業、廠房及設備 | *12* | 729,182 | 769,662 |
| 聯營公司權益 | *14* | 29,063 | 30,260 |
| 其他非流動資產 | | 2,462 | 2,449 |
| | | 770,292 | 812,987 |
| 流動資產 | | | |
| 存貨 | *15* | 549,900 | 396,596 |
| 應收關聯公司 | *29* | 116 | 593 |
| 貿易及其他應收款 | *16* | 370,504 | 249,054 |
| 預付增值税 | *17* | 61,839 | 42,818 |
| 已抵押銀行存款 | *18(b)* | 128,059 | — |
| 銀行結餘及現金 | | 132,716 | 174,262 |
| | | 1,243,134 | 863,323 |
| 流動負債 | | | |
| 應付關聯公司 | *29* | 9,260 | 18,320 |
| 貿易及其他應付款 | *18* | 1,041,341 | 612,804 |
| 應付税項 | *19* | 1,748 | 25,814 |
| 產品保養之撥備 | *20* | 17,399 | 16,110 |
| 短期銀行貸款，已擔保 | *21* | 510,637 | 491,876 |
| | | 1,580,385 | 1,164,924 |
| 流動負債淨值 | | (337,251) | (301,601) |
| 總資產減流動負債 | | 433,041 | 511,386 |
| 資金來源： | | | |
| 股本 | *23(a)* | 138,204 | 138,188 |
| 儲備 | *24* | 215,334 | 293,272 |
| 股東權益 | | 353,538 | 431,460 |
| 少數股東權益 | | 51,352 | 41,334 |
| 非流動負債 | | | |
| 長期銀行貸款 | *21* | 28,151 | 38,592 |
| | | 433,041 | 511,386 |

**綜合損益表**

*截至二零零三年十二月三十一日止年度*

| | 附註 | 二零零三年 港幣千元 | 二零零二年 港幣千元 |
|---|---|---|---|
| 營業額 | 3 | 1,573,322 | 1,261,072 |
| 銷售成本 | | (1,273,263) | (1,093,402) |
| 毛利 | | 300,059 | 167,670 |
| 其他收入 | 3 | 15,155 | 13,760 |
| 其他經營開支 | | (5,096) | (1,570) |
| 分銷成本 | | (224,804) | (207,790) |
| 一般行政及營運支出 | | (119,461) | (171,892) |
| 經營虧損 | 4 | (34,147) | (199,822) |
| 財務費用、淨值 | 5 | (32,282) | (33,398) |
| 應佔聯營公司虧損 | | (1,197) | (6,663) |
| 除稅前虧損 | | (67,626) | (239,883) |
| 稅項 | 6 | (6,506) | (3,237) |
| 淨虧損 | | (74,132) | (243,120) |
| 少數股東權益 | | (2,844) | (7,239) |
| 股東應佔虧損 | 7 | (76,976) | (250,359) |
| 股息 | 8 | – | – |
| 每股基本虧損 | 9 | HK(5.6)港仙 | HK(18.1)港仙 |
| 每股攤薄虧損 | 9 | HK(5.6)港仙 | HK(18.1)港仙 |

## 基本不明朗因素

為達致本核數師之意見，本核數師已考慮編製　貴集團賬目時就所採用持續經營基准而於賬目附註一所作披露是否足夠。如賬目附註一所述，　貴集團截至二零零三年十二月三十一日止年度之股東應佔虧損為港幣76,976,000元而當日之淨流動負債額約為港幣337,251,000元。　貴集團主要運用短期貸款作為日常營運資金之來源。如賬目附註二十一所述，　貴集團之若干短期貸款將於二零零四年到期。　貴集團正在與銀行方面溝通以續簽及／或延長貸款期限及增加融資以滿足預計需要。截至二零零三年十二月三十一日到期之約港幣196,000,000元銀行貸款已續簽了一年，而且，無任何貸款額度被銀行收回。同時，　貴集團正採取措施提高其經營之收益性及現金流轉。

此賬目乃根據持續經營基準編製，其合法性視乎能否成功提高收益性及現金流轉，續借或延長短期貸款或實施其他財務方案及另外之籌資渠道。此賬目並無包括任何當　貴集團未能持續經營時所應作出之調整。有關該基本不明朗因素狀況之詳情於賬目附註一闡述。本核數師認為基本不明朗因素已於賬目內容充分考慮及披露，於此本核數師並無保留意見。

## 意見

本核數師認為，上述之賬目足以真實兼公平地顯示貴公司與　貴集團於二零零三年十二月三十一日結算時之財務狀況，及　貴集團截至該日止年度之虧損及現金流量，並按照香港《公司條例》妥為編製。

**羅兵咸永道會計師事務所**
*香港執業會計師*

香港，二零零四年四月二十二日

## 經審核綜合財務報表

下文(由本頁至第57頁)為本集團截至二零零三年十二月三十一日止年度財務報表之核數師報告之覆本，乃收錄於本公司二零零三年年報內。核數報告所指之頁碼乃指本公司二零零三年年報所指之頁碼。



羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈22樓
電話 (852) 2289 8888
傳真 (852) 2810 9888
www.pwchk.com

**致華凌集團有限公司全體股東**

*(前稱國信華凌集團有限公司)*
*(於香港註冊成立之有限公司)*

本核數師已完成審核第30至第85頁之賬目，該等賬目乃按照香港普遍採納之會計原則編製。

## 董事及核數師各自之責任

香港《公司條例》規定董事須編製真實兼公平之賬目。在編製該等真實兼公平之賬目時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

本核數師之責任是根據審核之結果，對該等賬目出具獨立意見，並按照香港《公司條例》第141條僅向整體股東報告，除此之外本報告另無其他目的。本核數師不會就本報告的內容向任何其他人士負上或承擔任何責任。

## 意見之基礎

本核數師已按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與賬目所載數額及披露事項有關之憑證，亦包括評審董事於編製賬目時所作之重大估計和判斷，所採用之會計政策是否適合 貴公司與 貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需之資料及解釋為目標，以便獲得充分憑證，就該等賬目是否存有重大錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已評估該等賬目所載之資料在整體上是否足夠。本核數師相信我們之審核工作已為下列意見提供合理之基礎。

## 三年概要

以下為本集團截至二零零三年十二月三十一日止三個財政年度之業績概要，乃摘錄自本公司截至二零零三年十二月三十一日止三個年度之年報：

| | 截至十二月三十一日止年度 | | |
|---|---|---|---|
| | 二零零三年 | 二零零二年 | 二零零一年 |
| | (港幣千元) | (港幣千元) | (港幣千元) |
| 營業額 | 1,573,322 | 1,261,072 | 1,650,988 |
| 銷售成本 | (1,273,263) | (1,093,402) | (1,216,590) |
| 毛利 | 300,059 | 167,670 | 434,398 |
| 其他收入 | 15,155 | 13,760 | 32,848 |
| 其他經營開支 | (5,096) | (1,570) | (2,784) |
| 分銷開支 | (224,804) | (207,790) | (244,776) |
| 一般行政及營運支出 | (119,461) | (171,892) | (146,543) |
| 經營虧損 | (34,147) | (199,822) | 73,143 |
| 財務費用、淨值 | (32,282) | (33,398) | (36,613) |
| 應佔聯營公司虧損 | (1,197) | (6,663) | 70 |
| 除税前虧損 | (67,626) | (239,883) | 36,600 |
| 税項 | (6,506) | (3,237) | (13,689) |
| 淨虧損 | (74,132) | (243,120) | 22,911 |
| 少數股東權益 | (2,844) | (7,239) | (12,152) |
| 股東應佔虧損 | (76,976) | (250,359) | 10,759 |
| 股息 | – | – | – |
| 每股盈利／(虧損) | | | |
| 一基本 | (5.6)港仙 | (18.1)港仙 | 0.8港仙 |
| 一攤薄 | (5.6)港仙 | (18.1)港仙 | 0.8港仙 |

*附註：* 概無根據香港普遍採納之會計準則之規定須分開披露之非經常／特殊項目。

持有人(受購股權之原有屆滿日所限)有權於取得該控制權後十二個月期間內任何時間，行使全部或部份購股權(以尚未行使者為限)，該等期間屆滿時後任何購股權均須終止及終結。由於美的國際已於買賣協議完成時取得貴公司之控制權(按一九九三年購股權計劃之涵義)，董事繼而已於二零零四年十一月三十日向當時購股權持有人發出通知，而購股權之屆滿日期為二零零五年十一月十日。

此　致

香港
灣仔皇后大道東183號
合和中心
41樓4108至10室
華凌集團有限公司

*獨立董事委員會*　台照

代表
**道亨證券有限公司**
*執行董事*
**蔡詠詩**

*企業融資董事*　　*企業融資董事*
**梁念吾**　　**甄文星**
謹啟

二零零四年十二月八日

吾等認為，股份收購建議之條款就獨立股東而言屬公平合理，並建議獨立董事會推薦獨立股東接納股份收購建議。

欲於收購建議期間變現其股份價值之獨立股東，倘經扣除所需開支（如經紀佣金、證監會交易徵費、投資者賠償徵費及聯交所交易費）後之所得款項淨額高於接納股份收購建議後應收之所得款項淨額，則應考慮於市場銷售股份。

然而，若有獨立股東經考慮股份建議收購之資料、美的國際之背景或其就　貴集團之未來意向，以及新委任董事之經驗後，仍受　貴集團之新管理層及新控權股東吸引，則應考慮保留部份或全部彼等之股份。

該等獨立股東應注意，儘管於最後期間股份交投相對活躍，並以高於股份收購價交易，然而於最後期間該等活躍交投能否持續屬未知之數，故彼等可於收購建議結束後以高於股份收購價之價格出售彼等之股份。

**2.　購股權收購建議**

經考慮第IV節「有關購股權收購建議之主要考慮因素」所載列有關購股權收購建議之主要因素後，特別是(i)第一類購股權現時屬價外值；(ii)收購價每份第二類購股權0.106港元相等於第二類購股權之「透視」值；(iii)收購價每份第三類購股權0.139港元相等於第三類購股權之「透視」值；及(iv)載列於上文第III節內吾等對股份收購價之公平合理之考慮，吾等認為每份第一類購股權收購價0.01港元、每份第二類購股權收購價0.106港元及每份第三類購股權收購價0.139港元均屬公平合理。據此，吾等建議獨立董事委員會推薦獨立股東接納股份收購建議。

欲於收購建議期間變現其購股權價值之購股權持有人，倘經扣除行使價及所需開支後之所得款項淨額高於接納購股權收購建議後應收之所得款項淨額，則應考慮於市場銷售行使購股權下認購權所得之股份。

然而，若有購股權持有人經考慮購股權收購建議之資料、美的國際之背景或其就　貴集團之未來意向，以及新委任董事之經驗後，仍受　貴集團之新管理層吸引，則應考慮保留部份或全部彼等之購股權或行使部份或全部彼等之購股權認購權並保留彼等之股份。儘管如此，購股權持有人應注意，購股權乃根據一九九三年購股權計劃發行。誠如董事會函件所述，根據一九九三年購股權計劃之規章，倘任何人士取得　貴公司之控股權，董事須之後在實際可行情況下，通知當時每名購股權持有人，而各購股權

滿時後任何購股權均須終止及終結。由於美的國際已於買賣協議完成時取得　貴公司之控制權(按一九九三年購股權計劃之涵義)，董事繼而已於二零零四年十一月三十日向當時購股權持有人發出通知，而購股權之屆滿日期為二零零五年十一月十日。

## V. 推薦意見

### 1. 股份收購建議

經考慮上述因素及理由後，特別是：

- 股份收購價較股份於截至二零零四年十月二十九日(即股份暫停買賣前之最後完整交易日)止的一年期間及一個月之平均收市價分別溢價約11.1%及折讓約8.6%。股份於一年期間內合共247個交易日中有180日以低於股份收購價交易；

- 股份於一年期間於聯交所之每日平均交投量相對淡靜，　貴公司於一年期間內大部份時間之交投量佔公眾持股量均低於2%；

- 股份收購價較　貴集團於二零零三年十二月三十一日每股股份之經審核有形資產淨值約0.249港元、於二零零四年六月三十日之每股股份未經審核有形資產淨值約0.244港元以及重新評估有形資產淨值約0.197港元分別溢價約40.6%、43.4%及77.7%，此乃可資比較公司中之最高者；

- 由於截至二零零三年十二月三十一日止年度錄得股東應佔經審核綜合虧損，因此並無計算　貴公司市盈率，而其餘五間可資比較公司之市盈率介乎約5.1倍至13.0倍(七間可資比較公司中有兩間於彼等各自之最近財政年度錄得虧損，因此並無計算該等公司之市盈率)；

- 截至二零零三年十二月三十一日止年度，　貴公司並無宣派股息，而四間可資比較公司之股息率介乎約5.9%至約6.4%(七間可資比較公司中有三間於彼等各自之最近財政年度並無宣派股息)；及

- 貴集團於截至二零零三年十二月三十一日止三個財政年度及截至二零零四年六月三十日止六個月之財務表現均出現波動，連續兩個半財政年度錄得股東應佔虧損，而　貴集團於未來短期內可能仍須面對艱難之經營環境(於上文「III.經考慮股份收購建議之主要因素」一節內「4.貴集團之經營環境」分段內論述)。　貴集團於未來短期內能否轉虧為盈仍屬未知之數，

有限公司多個高級管理職位，負責財務及整體管理，財務管理經驗相當豐富。目前，袁女士為美的集團有限公司之董事兼財務總監。

張權先生，36歲，獲澳大利亞國立大學頒發國際管理學碩士學位。張先生於一九九一年加盟美的集團有限公司，先後擔任美的集團有限公司多個高級管理職位，經驗相當豐富。目前，張先生為廣東美的電器股份有限公司轄下之製冷事業本部之總裁助理及財務總監。

基於上述資料，新委任董事於中國其中一家最大家電生產商美的集團有限公司擁有豐富經驗，故吾等認為新委任董事具備家電業所需之知識及經驗，將有助　貴公司未來之業務發展。

## IV. 有關購股權收購建議之主要考慮因素

在評估購股權收購建議是否公平合理時，吾等經計及：

- 800,000份可供第一類購股權持有人於二零零七年九月三十日前任何時間按行使價每股股份0.93港元認購合共800,000股股份之未行使第一類購股權，現時屬價外值；

- 可供第二類購股權持有人於二零一零年二月十七日前任何時間按行使價每股股份0.244港元認購股份之未行使第二類購股權之數目為零份(所有第二類購股權已於最後實際可行日期行使)。收購價每股第二類購股權0.106港元，相等於第二類購股權之「透視」值，即股份收購價與第二類購股權認購價之差額；

- 160,000份可供第三類購股權持有人於二零一零年七月四日前任何時間按行使價每股股份0.211港元認購合共160,000股股份之未行使第三類購股權。收購價每份第三類購股權0.139港元，相等於第三類購股權之「透視」值，即股份收購價與第三類購股權認購價之差額；及

- 吾等就股份收購價是否公平合理之考慮已載列於上文第三節。

購股權持有人應注意，購股權乃根據一九九三年購股權計劃發行。誠如董事會函件所述，根據一九九三年購股權計劃之規章，倘任何人士取得　貴公司之控股權，董事須之後在實際可行情況下，通知當時每名購股權持有人，而各購股權持有人(受購股權之原有屆滿日所限)有權於取得該控制權後十二個月期間內任何時間，行使全部或部份購股權(以尚未行使者為限)，該等期間屆

務請獨立股東留意，在收購建議結束時，倘公眾人士所持之股份不足25%，則美的國際將須流通出售股份以維持公眾人士持股量充足之情況，而任何因此而進行之流通出售股份事項可能會導致股份價格下降。

**7. 董事會之控制及管理**

按收購建議文件內之工商東亞函件所述，預期三名現任董事，分別為李宇君先生、黃偉華先生（均為執行董事）及羅榮生先生（獨立非執行董事）將會辭任，而根據收購守則第7條，有關辭任於收購建議首個結束日期或收購建議成為或宣佈成為無條件之日（以較遲者為準）方告生效。其他現任董事（包括陳維端先生及林明勇先生兩位獨立非執行董事）將仍繼續擔任董事。按受要約方文件內之董事會函件進一步載述，緊隨於二零零四年十一月十七日寄發收購建議文件後，五名新董事已獲委任為董事，分別為方洪波先生、劉亮先生、栗建偉先生、袁利群女士及張權先生。方洪波先生、劉亮先生及張權先生已獲委任為執行董事，栗建偉先生及袁利群女士則獲委任為非執行董事。

以下為摘錄自收購建議文件內之新委任董事資料概述：

方洪波先生，37歲，獲新加坡國立大學頒發工商管理學碩士學位。方先生於一九九二年加盟美的集團有限公司，先後擔任美的集團有限公司多個高級管理職位，負責空調事業部的銷售及整體管理，經驗相當豐富。目前，方先生為廣東美的電器股份有限公司之董事兼轄下製冷事業本部總裁。

劉亮先生，42歲，獲上海交通大學頒發機械工程學士學位。劉先生於一九九一年加盟美的集團有限公司，先後擔任美的集團有限公司多個高級管理職位，負責空調事業部的推廣、銷售及整體管理，經驗相當豐富。目前，劉先生為廣東美的電器股份有限公司製冷事業本部之副總裁。

栗建偉先生，38歲，獲復旦大學頒發工商管理學碩士學位。栗先生於一九九四年加盟美的集團有限公司，先後擔任美的集團有限公司有關戰略發展之多個高級管理職位。目前，栗先生為美的集團有限公司之董事兼投資總監。

袁利群女士，35歲，獲澳大利亞國立大學頒發國際管理學碩士學位。袁女士於一九九二年加盟美的集團有限公司，先後擔任美的集團

## 5. 美的國際之背景

美的國際之背景詳情載列於收購建議文件內之工商東亞函件。按收購建議文件內之工商東亞函件所述，美的國際是一家於二零零四年七月二十八日於香港註冊成立之有限公司，其99.9%股權由美的集團有限公司實益擁有，0.09%股權由何享健先生(美的國際之董事)實益擁有，餘下之0.01%股權由盧德燕女士實益擁有。何享健先生、栗建偉先生及梁國平先生均為美的國際之董事。

按收購建議文件內之工商東亞函件所述，美的集團有限公司是中國最大家庭電器製造商之一。美的集團有限公司之家電產品包括空調、電風扇、電飯煲、微波爐等，於中國內銷，並銷售至全球各地，包括香港、美國、歐洲、日本、加拿大及俄羅斯。美的集團有限公司於中國多個城市(包括順德、中山、蕪湖、武漢、淮安及重慶)設有生產設施。

## 6. 對 貴集團業務之意向

按收購建議文件內之工商東亞函件所述，美的集團有限公司及其管理層職員對銷售和製造家電方面於管理、採購、銷售網絡、市場推廣、研究開發及生產技術方面均具豐富經驗、市場認識及雄厚實力。美的集團有限公司透過美的國際購入 貴公司之控股權益，目的是透過美的集團有限公司及 貴集團在經營及管理方面緊密合作，以產生協同效應及經濟規模效益，藉以增強雙方日後之業務發展。

美的國際擬於收購建議結束後保持 貴公司於聯交所之上市地位。美的國際之董事及獲委任加入董事會之新董事已共同及個別向聯交所承諾，於收購建議結束後將採取適當步驟，以確保公眾人士持有之股份數目符合聯交所規定。

**根據上市規則第14.81(3)條，聯交所已表明，倘於收購建議結束後，公眾人士持有之股份數目低於適用於 貴公司之最低指定百分比(即25%)，或倘聯交所相信：**

**(i) 股份買賣出現或可能出現造市；或**

**(ii) 公眾人士所持有之股份數量不足以維持有秩序之市場，**

**則聯交所將考慮行使其酌情權暫停股份之買賣。**

誠如表7所示，由於競爭激烈，家電之零售價於過去數年有所下跌，對市場參與者之盈利能力構成不利影響。

根據中國國務院發展研究中心市場經濟研究所進行之一項市場研究顯示(節錄自經濟導報社刊登一篇題為《中國空調市場「名」進「雜」退》之文章(「該文章」))，從總體上看，二零零三年至二零零五年國內空調市場競爭已由分散走向集中。「格力」、「美的」(美的集團有限公司用以推銷其產品之品牌)、「科龍」、「海爾」等十個排名靠前之品牌於二零零三年所佔之市場份額約達85.47%，較二零零二年增加了近10個百分點，剩餘之約14.53%由全國200多個中小品牌和雜牌分割。

該文章亦指出，從二零零二年九月到二零零三年七月期內期間，中國空調之生產總量約為20,000,000台，銷售總量約為11,000,000台，期內新增庫存數量約為2,360,000台，加上二零零二年底約7,000,000台之庫存，至七月底整個行業之庫存約為10,000,000台。迄今為止，空調業整體銷售量比去年增加約1.16%，而銷售收入卻減少了約17.01%。累積之空調庫存可降低家電生產商之盈利能力。

根據於中國商務部網站刊登之一篇標題為《中國冰箱業兩極分化擴大》(Widened polarization of refrigerator industry in China)之文章所述，中國本土冰箱生產商未具備能力與市場接軌，彼等能做的只有擴大其生產量。當地冰箱市場充斥著本土品牌被合併及被收購之事件，此乃本地品牌面對外國品牌強勢挑戰之自救方法。本地生產商未能與冰箱市場接軌主要可歸咎於：(i)本土生產商未具備一條龍生產鏈，故冰箱壓縮機之生產須倚靠合作企業，以及(ii)不平衡之產品發展，以致產品出現嚴重之兩極化現象；當中大部份外國冰箱生產商主力發展能帶來高毛利之豪華高端冰箱市場，而本土生產商則留守低檔市場。

基於上述因素，特別是(i)激烈之市場競爭導至家電價格水平持續下調；(ii)空調市場由分散經營走向集中；(iii)累積之家電庫存促使價格水平進一步下調；及(iv)外國與本土生產商產品之兩極化，市場參與者之盈利能力或將進一步下降，以致 貴集團於未來短期內仍須面對艱難之經營環境。

根據中國國家統計局頒佈之數據所示，中國家電零售物價指數於二零零一年、二零零二年及二零零三年分別較去年同期下降6.1%、5.8%及5.8%。根據該等數據，吾等認為此與　貴集團對過往兩個財政年度業績欠佳之解釋相符合。

貴集團於中期期間之未經審核營業額較截至二零零三年六月三十日止六個月上升約31.8%至約1,200,000,000港元。儘管於中期期間之營業額有所改善，然而中期期間之主要材料鋼、銅、塑膠價格均大幅漲價，加上出口退稅政策之調整，致使產品成本上升，為　貴集團之毛利水平帶來不利影響。因此，毛利率由二零零三財政年度同期約12.3%下降至約10.8%，而中期期間之未經審核綜合股東應佔虧損由二零零三財政年度同期約27,600,000港元上升約61.6%至約44,600,000港元。

誠如上文所載，　貴集團於截至二零零三年十二月三十一日止過往三個財政年度及截至二零零四年六月三十日止六個月之財務表現均出現波動，連續兩個半財政年度錄得股東應佔虧損。即使營業額上升，　貴集團之財務表現仍然轉壞，中期期間之股東應佔虧損較二零零三財政年度同期急升約61.6%。誠如上文所述　貴集團經營業績欠佳，　貴集團於未來短期內能否轉虧為盈仍屬未知之數。

## 4. 貴集團之經營環境

貴集團主要從事生產及銷售家電，包括空調、冰箱及小型冰箱。

誠如　貴集團之二零零三年年報所述，於二零零三年內家電業之一線品牌主動開始「洗牌」工作，紛紛以低價促銷來擴大市場份額，造成惡性價格競爭。根據中國國家統計局頒佈之數據所示，家電之國內零售價於過去數年有所下跌。下表概述了由一九九四年至二零零三年期間中國家電零售價之波動：

**表7：由一九九四年至二零零三年期間中國家電零售價之按年變動**

| | 一九九四年 | 一九九五年 | 一九九六年 | 一九九七年 | 一九九八年 | 一九九九年 | 二零零零年 | 二零零一年 | 二零零二年 | 二零零三年* |
|---|---|---|---|---|---|---|---|---|---|---|
| 按年百分比增加／(減少) | 6.7% | 0.7% | (1.3%) | (4.4%) | (6.1%) | (6.0%) | (6.4%) | (6.1%) | (5.8%) | (5.8%) |

*附註：*

* 家電於二零零三年乃歸類為「家用電器及音像器材」類別。

影響。由於在其他營運成本及融資成本上並無出現重大下降， 貴集團於二零零二財政年度錄得虧損，二零零二財政年度之股東應佔虧損約為250,000,000港元。

貴集團於二零零三財政年度之營業額約達1,573,000,000港元，較二零零二財政年度同期上升約24.8%。根據 貴公司之二零零三財政年度之年報， 貴集團面對激烈之市場競爭、突發之非典型肺炎疫情、涼夏氣候、售價下滑及成本上漲之壓力。透過嚴格控制成本、提高營運效率、推進品牌建設及加強產品開發等措施， 貴集團於二零零三財政年度之表現有所改善。按董事所告知， 貴集團二零零三年財政年度之邊際毛利與上一年度比較由約13.3%增至約19.1%，主要由於(i) 貴集團因於二零零一年十二月三十一日錄得以製成品存貨約達397,500,000港元（於二零零二年十二月三十一日約為201,000,000港元），而於二零零二年財政年度以大幅折讓之價格出售大量舊型號的空調及冰箱，而該等產品之新型號於二零零三年財政年度錄得較高邊際毛利；及(ii) 貴集團從產品開發至採購中心積極控制成本，就項目安裝及物流運輸推行投標系統，以節省成本；及(iii)生產量增加減低單位成本所分配之固定成本，導致空調及冰箱於二零零三財政年度之銷量達致690,700台及786,000台，較二零零二財政年度之銷售分別增加約66%及24%。 貴集團整體管理費用率和銷售費用率分別較二零零二財政年度下降約6%及2%，致使股東應佔虧損下降約69.2%至約77,000,000港元。

貴集團的存貨量由二零零二年十二月三十一日之約396,600,000港元增至二零零三年十二月三十一日之約549,900,000港元，相當於升幅約38.7%。按董事所告知，有關升幅主要由於年底保存了存貨，以滿足二零零四年上半年之預期本地銷售量。截至二零零四年六月三十日止六個月之營業額較去年同期增加約31.8%可資證明。根據 貴公司所提供之資料， 貴集團於二零零三年十二月三十一日之製成品約為189,400,000港元，於二零零四年上半年售出，佔 貴集團於二零零三年十二月三十一日之總製成品約66.3%。 貴公司二零零三年年報亦指出， 貴集團擬進一步擴充業務，因此，存貨於二零零三年十二月三十一日之增幅乃與管理層之擴充計劃一致。

獨立股東應注意， 貴集團於截至二零零三年十二月三十一日止兩個年度之財務報表已按持續經營基準編製，該基準之有效性視乎多項因素而定，包括改善盈利能力及現金流量之措施成功、更新及／或延長短期銀行信貸或另行獲取其他融資資源之措施成功，以及獲得額外融資。賬目內並無計及可因 貴集團無法持續經營而導致之任何調整。核數師於 貴公司二零零二年及二零零三年年報內表示，彼等認為有關賬目內已充份反映及披露基本不明確因素，而彼等亦無就此作出保留意見。

司為佳。因此，吾等認為股份收購建議能為獨立股東提供變現彼等之投資之機會。

### 3. 財務表現

貴集團主要從事製造及銷售家庭電器用品，包括空調、冰箱及小型冰箱。下表為 貴集團於截至二零零三年十二月三十一日止三個財政年度及截至二零零四年六月三十日止六個月之經審核／未經審核綜合營業額、經營溢利／(虧損)及股東應佔溢利／(虧損)摘要：

**表6： 貴集團截至二零零三年十二月三十一日止三個年度之經審核綜合業績及截至二零零四年六月三十日止六個月之未經審核綜合業績**

| | 截至十二月三十一日止年度之經審核綜合業績 | | | 截至二零零四年六月三十日止六個月之未經審核綜合業績 |
|---|---|---|---|---|
| | 二零零一年(「二零零一財政年度」) | 二零零二年(「二零零二財政年度」) | 二零零三年(「二零零三財政年度」) | (「中期期間」) |
| | *千港元* | *千港元* | *千港元* | *千港元* |
| 營業額 | 1,650,988 | 1,261,072 | 1,573,322 | 1,199,522 |
| 經營溢利／(虧損) | 73,143 | (199,822) | (34,147) | (20,156) |
| 股東應佔溢利／(虧損) | 10,759 | (250,359) | (76,976) | (44,625) |

根據 貴公司二零零一年度年報， 貴集團之空調銷售量於二零零一財政年度錄得穩定增長，售出之空調及冰箱數目與截至二零零零年十二月三十一日止年度(「二零零零財政年度」)相比，增加約10%。但 貴集團於二零零一財政年度之空調及冰箱業務之營業額分別下降約10%及6%，以致整體營業額下降約9.0%。董事認為營業額下降乃因中國家電產品市場價格競爭激烈，以致整體價格水平大幅下降，並令行內之整體毛利率嚴重下跌。加上其他經營成本(包括分銷成本、行政成本及融資成本)與二零零零財政年度相約，因此，與二零零零財政年度相比， 貴集團之股東應佔溢利下跌約88.1%。

二零零二財政年度方面， 貴集團之營業額由二零零一財政年度約1,651,000,000港元下跌至約1,261,000,000港元，跌幅約為23.6%。根據 貴公司之二零零二財政年度之年報，該跌幅主要受國內空調產品零售價下調之

份時難以不會重大影響股份之市價；及(iii)股份收購價格較　貴集團最近期公佈之重新評估每股有形資產淨值、最近期公佈之未經審核每股有形資產淨值及重新評估每股有形資產淨值（為可資比較公司中最高）分別溢價40.6%、43.4%及77.7%。吾等認為股份收購建議為獨立股東提供變現彼等於　貴公司之股權之機會。

**2. 市盈率及股息率**

為評估股份收購價之合理性，吾等亦參考了可資比較公司之市盈率（「市盈率」）及股息率，結果摘要如下：

**表5：　貴公司及七間可資比較公司之市盈率及股息率**

| 股份代號 | 公司名稱 | 市盈率（倍） | 股息率（%） |
|---|---|---|---|
| **382** | **貴公司** | | |
| | • 按二零零四年十月二十九日收市價計算 | 不適用 | 不適用 |
| | • 按收購價計算 | 不適用 | 不適用 |
| 81 | 蜆殼電器工業（集團）有限公司 | 8.3 | 6.1 |
| 229 | 利民實業有限公司 | 8.7 | 6.2 |
| 607 | 匯多利國際控股有限公司 | 5.1 | 5.9 |
| 684 | 亞倫國際集團有限公司 | 9.1 | 6.4 |
| 723 | 安歷士國際控股有限公司 | 不適用 | 不適用 |
| 921 | 廣東科龍電器股份有限公司 | 13.0 | 不適用 |
| 2326 | 百靈達國際控股有限公司 | 不適用 | 不適用 |
| | **平均** | **8.8** | **6.2** |

*附註：* 市盈率及股息率乃按可資比較公司各自於最近期公佈之經審核損益賬所披露之資料，以及於二零零四年十月二十九日各自之股份收市價計算。

截至二零零三年十二月三十一日止年度，股東應佔經審核綜合虧損約為77,000,000港元，即每股虧損約5.6港仙。因此並無計算　貴公司市盈率。吾等注意到由於兩間可資比較公司於過往財政年度錄得虧損，因此並無計算該等公司之市盈率。其餘五間可資比較公司之市盈率介乎約5.1倍至13.0倍，平均約為8.8倍。

截至二零零三年十二月三十一日止年度，　貴公司並無宣派股息。吾等注意到四間可資比較公司之股息率介乎約5.9%至6.4%，平均約為6.2%，其餘三間可資比較公司於過往財政年度並無宣派股息。

上述比較列出大部份可資比較公司錄得溢利，當中四間於過往財政年度派付股息，此表明大部份可資比較公司之營運表現及股息率均較　貴公

業務相類而該等公司之每股有形資產淨值較彼等於二零零四年十月二十九日各自之股份收市價之溢價／折讓之概要載列如下：

**表4：　貴公司及所有可資比較公司之資產淨值**

| 股份代號 | 公司名稱 | 股價[1]較最近期每股有形資產淨值[2]之溢價／(折讓)(%) |
|---|---|---|
| **382** | 貴公司[3] | |
| | — 根據於二零零三年十二月三十一日之經審核每股有形資產淨值約0.249港元 | 40.6 |
| | — 根據於二零零四年六月三十日之未經審核每股有形資產淨值約0.244港元 | 43.4 |
| | — 根據重新評估每股有形資產淨值約0.197港元 | 77.7 |
| 81 | 蜆殼電器工業(集團)有限公司 | (57.4) |
| 229 | 利民實業有限公司 | 18.1 |
| 607 | 匯多利國際控股有限公司 | 32.5 |
| 684 | 亞倫國際集團有限公司 | (5.0) |
| 723 | 安歷士國際控股有限公司 | (69.0) |
| 921 | 廣東科龍電器股份有限公司 | 13.1 |
| 2326 | 百靈達國際控股有限公司 | (22.5) |

*附註：*(1) 根據於二零零四年十月二十九日(即股份暫停買賣前之完整交易日)股份之收市價計算

(2) 根據最近刊發之財務報表計算

(3) 根據股份收購價計算

於二零零四年十月二十九日，即股份暫停買賣前最後一個完整交易日，三間可資比較公司之股份買賣價分別較彼等最近期公佈之有形資產淨值溢價約13.1%至32.5%，其他公司之股份買賣價較彼等各自最近期公佈之每股有形資產淨值折讓約5.0%至69.0%，平均折讓價約為38.5%。

基於(i)除於二零零四年一月七日至二零零四年二月二十七日期間，及於二零零四年九月二十七日至二零零四年十月二十九日期間外，股份於一年期間內大部份時間之買賣價均較股份收購價每股股份0.35港元為低；(ii)除於二零零三年十二月及二零零四年一月外，股份在一年期間於聯交所之成交相對較疏落，因此股東可能於出售彼等所持有之股

度之核數師進行法定審核。基於受要約方文件附錄一「重大變動」一節所披露之資料， 貴集團重新評估有形資產淨值(「重新評估有形資產淨值」)，載列如下：

**表3：貴集團之重新評估有形資產淨值**

| | *千港元* |
|---|---|
| 貴集團於二零零四年六月三十日之未經審核有形資產淨值 | 386,204 |
| 減：於二零零四年十一月十一日因重估投資物業而產生之虧絀 | (70,264) |
| 於二零零四年八月及十一月出售物業而產生之虧損淨額 | (3,771) |
| 貴集團之重新評估有形資產淨值 | 312,169 |
| 貴集團之每股重新評估有形資產淨值(根據於最後實際可行日期經兩名董事行使購股權所附之權利擴大之已發行股份1,588,036,408股(詳情載於受要約方文件附錄三「權益披露」內「董事買賣本公司之證券」一節)計算) | 0.197港元 |

按董事所告知， 貴集團於二零零四年六月三十日之未經審核有形資產淨值(按估值報告經重估投資物業所產生虧絀作出調整後)，以及於二零零四年八及十一月出售物業所產生之虧損淨額計算，重新評估之有形資產淨值約為312,200,000港元或每股約0.197港元(根據於最後實際可行日期之1,588,036,408股已發行股份計算)，於二零零四年十月二十九日之收市價為0.405港元，較每股重新評估有形資產淨值溢價約105.6%，而股份收購價較該每股重新評估有形資產淨值溢價約77.7%。

吾等比較在香港上市之公司，以為 貴集團之有形資產淨值提供一般參考。吾等參考了七間主要從事生產及銷售電器用品之公司(「可資比較公司」)，該等公司之生產及銷售業務之收益佔上一個財政年度總營業額超過50%。吾等認為可資比較公司之業務性質與 貴集團之

誠如表2所示，股份於一年期間於聯交所之交投量相對淡靜，除二零零四年一月及二月外，於最後實際可行日期已發行股份及公眾持股量之平均每日交投量分別約為0.10%至0.58%及0.20%至1.23%不等；於二零零四年一月及二月，已發行股份之平均每日交投量分別約為2.36%及2.29%，而於最後實際可行日期則分別約為5.01%及4.85%。

於刊發有關收購建議之該公佈後，股份交易於最後期間再度活躍，其平均每日交投量佔於最後實際可行日期全部已發行股份約1.33%，而整個最後期間之股份均以高於股份收購價交易。該活躍之股份交投可反映市場對收購建議之反應。然而，獨立股東應注意，於最後期間該等活躍交投能否持續屬未知之數，故彼等可於收購建議結束後以高於股份收購價之價格出售彼等之股份。

*(c) 每股資產淨值*

於二零零三年十二月三十一日，　貴集團之經審核綜合有形資產淨值(「有形資產淨值」)約為344,000,000港元，或約為每股股份0.249港元(按當時已發行股份1,382,036,408股計算)。股份於二零零四年十月二十九日(即股份暫停買賣前最後一個完整之交易日)之收市價為0.405港元，較於二零零三年十二月三十一日之每股有形資產淨值溢價約62.7%。股份收購價則為0.35港元，較於二零零三年十二月三十一日之每股有形資產淨值溢價約40.6%。

基於　貴集團於二零零四年六月三十日之未經審核有形資產淨值約386,200,000港元或約為每股股份0.244港元(按於二零零四年六月三十日當時已發行股份1,582,036,408股計算)，股份於二零零四年十月二十九日之收市價0.405港元較於二零零四年六月三十日每股未經審核有形資產淨值溢價約66.0%。股份收購價則為0.35港元，較二零零四年六月三十日之每股未經審核有形資產淨值溢價約43.4%。

於威格斯資產評估顧問有限公司編製之估值報告(「估值報告」，載於受要約方文件附錄二)中有關物業權益之會計處理方法，乃載於受要約方文件董事會函件中「有關本集團之資料」一段。吾等與　貴公司之管理層就會計處理方法及估值報告進行商討，而董事告知吾等因重估投資物業會產生約70,300,000港元之虧絀，而彼等並不知悉根據估值報告任何將就餘下物業作出之調整。謹請獨立股東參閱董事會函件內「有關本集團之資料」中有關本集團之會計處理方法之詳情，及亦應注意，在本文所述因對投資物業進行估值所產生之虧絀及除投資物業外之物業之會計處理方法須經　貴公司截至二零零四年十二月三十一日止年

相近。吾等在細閱　貴公司刊發之公佈及觀察一年期間之恒生中資企業指數後，仍未能總結出二零零四年一月七日至二零零四年二月二十七日期間股價上升之任何理由。

基於上述因素，特別是股份於一年期間內大部份時間(247個交易日中之180日)均以低於股份收購價交易，連同下述之考慮因素，吾等認為股份收購價屬公平合理。

*(b) 股份交投量*

下表載列由二零零三年十月三十日至最後實際可行日期期間之股份交投量：

**表2：於一年期間及最後期間之股份交投量**

| 該月份／期間 | 該月份／期間之總交投量 *(股份)* | 該月份／期間之平均每日交投量 *(股份)* | 該月份／期間之平均每日交投量對全部已發行股本之百分比[1] *(%)* | 該月份／期間之平均每日交投量對公眾持股量之百分比[2] *(%)* |
|---|---|---|---|---|
| **二零零三年** | | | | |
| 十月(三十日至三十一日) | 3,700,000 | 1,850,000 | 0.12 | 0.25 |
| 十一月 | 77,701,130 | 3,885,057 | 0.24 | 0.52 |
| 十二月 | 43,562,100 | 2,074,386 | 0.13 | 0.28 |
| **二零零四年** | | | | |
| 一月 | 675,639,268 | 37,535,515 | 2.36 | 5.01 |
| 二月 | 726,435,206 | 36,321,760 | 2.29 | 4.85 |
| 三月 | 212,500,000 | 9,239,130 | 0.58 | 1.23 |
| 四月 | 53,260,383 | 2,803,178 | 0.18 | 0.37 |
| 五月 | 40,588,000 | 2,029,400 | 0.13 | 0.27 |
| 六月 | 31,798,000 | 1,514,190 | 0.10 | 0.20 |
| 七月 | 68,830,000 | 3,277,619 | 0.21 | 0.44 |
| 八月 | 55,964,000 | 2,543,818 | 0.16 | 0.34 |
| 九月 | 165,340,000 | 7,873,333 | 0.50 | 1.05 |
| 十月(一日至二十九日) | 175,330,000 | 9,227,895 | 0.58 | 1.23 |
| 最後期間 | 465,700,666 | 21,168,212 | 1.33 | 2.83 |

*資料來源：Infocast*

*附註：*
(1) 按於最後實際可行日期之1,588,036,408股已發行股份計算。
(2) 按於最後實際可行日期公眾人士持有之748,999,600股股份計算。

誠如圖1所示，股份收市價於一年期間大幅波動，於二零零四年一月二十六日飆升至一年期間之最高股價每股股份0.520港元，然後逐步回落，於二零零四年五月十八日下跌至一年期間之最低股價每股股份0.176港元。自此之後，股份於一年期間餘下時間逐步回升。吾等曾細閱　貴公司在一年期間刊發之公佈，以尋求導致該等波動之原因。吾等注意到，於二零零三年十二月底及二零零四年一月股價大幅上升期間，　貴公司(i)曾於二零零四年一月七日、二零零四年一月十四日及二零零四年一月十九日分別發出三篇電傳訊息知會公眾，稱董事已知悉當時之股價及股份交投量上升，並聲明彼等並不知悉該等上升之任何原因；及(ii)曾於二零零四年一月三十日刊發有關以先舊後新方式配售合共200,000,000股新股份予不少於六名獨立第三方之公佈；完成配股後，廣州國際集團有限公司(控權股東)之股權由約48.48%減至42.36%。

於一年期間之下半年，股價穩步上揚，　貴公司(i)曾於二零零四年七月八日刊發有關從當時之第二大股東收購土地使用權之公佈；及(ii)曾於二零零四年十月六日發出一篇電傳訊息知會公眾，稱董事已知悉當時之前不久期間，股價及股份交投量上升，並聲明彼等並不知悉該等上升之任何原因。

吾等亦曾將股價與恒生中資企業指數作一比較研究，以評估一年期間內股價之走勢有否受中國公司之整體表現影響。

**圖2：於一年期間之股份收市價及恒生中國企業指數之相關性**


180
160
140
120
100
80
60
40
20
0
03年10月30日
03年12月8日
04年1月19日
04年2月27日
04年4月7日
04年5月18日
04年6月28日
04年8月5日
04年9月13日
04年10月25日
股份收市價
恒生中資企業指數

*資料來源*：Infocast

吾等從圖2注意到，除二零零四年一月七日至二零零四年二月二十七日期間外，股份於一年期間之收市價走勢大致與恒生中資企業指數

股份收購價較股份於二零零四年十月二十九日(即股份暫停買賣前之最後完整交易日)之股份收市價折讓約13.6%,以及較股份於截至二零零四年十月二十九日止十日及一個月之平均收市價均折讓約8.6%。股份收購價較股份於截至二零零四年十月二十九日止三個月、六個月及一年之平均收市價溢價約3.9%至21.5%不等。

圖1顯示股份由二零零三年十月三十日(即二零零四年十月二十九日前一年之日期)起期間於聯交所之每日收市價及交投量:

**圖1:於一年期間及最後期間之股份收市價及交投量**


股份收購價=每股0.35港元
股份收市價(港元)
交投量(股份)
0.60
0.50
0.40
0.30
0.20
0.10
0.00
500,000,000
450,000,000
400,000,000
350,000,000
300,000,000
250,000,000
200,000,000
150,000,000
100,000,000
50,000,000
0
03年10月30日
03年12月1日
03年12月11日
04年1月5日
04年1月29日
04年2月9日
04年3月10日
04年3月12日
04年4月14日
04年4月28日
04年5月14日
04年6月10日
04年6月16日
04年7月20日
04年7月26日
04年8月19日
04年9月6日
04年9月20日
04年10月20日
04年10月25日
04年11月24日
04年12月2日

*資料來源*:Infocast

誠如圖1所示,除於二零零四年一月七日至二零零四年二月二十七日期間及於二零零四年九月二十七日至二零零四年十月二十九日期間外,股份於一年期間之大部份時間一直以低於股份收購價每股股份0.35港元交易。股份於一年期間於聯交所之最高及最低收市價分別為二零零四年九月二十六日錄得之0.520港元及二零零四年五月十八日錄得之0.176港元。股份收購價分別較該等最高及最低收市價折讓約32.7%及溢價約98.9%。

股份於二零零四年十一月一日至三日期間暫停買賣以待刊發該公佈。股份於二零零四年十一月四日(股份恢復買賣後首個交易日)之每股收市價為每股股份0.40港元,股份收購價較其折讓12.5%。於最後期間,股份於聯交所之最高及最低收市價分別為二零零四年十一月二十四日錄得之0.41港元及於二零零四年十一月五、九、十七、十八、十九、二十二及二十三日及二零零四年十二月三日錄得之0.38港元。股份收購價較該等最高及最低股份收市價分別折讓約14.6%及約7.9%。

根據買賣協議，收購價每股股份0.35港元（「股份收購價」）與美的國際就每股出售股份將向賣方支付之購買價相同。第一類購股權現時屬價外值，每份未行使之第一類購股權為其名義值0.01港元（「第一類購股權收購價」）。收購價每份第二類購股權0.106港元，相等於第二類購股權之「透視」值，即股份收購價與根據第二類購股權每股股份0.244港元之認購價之差額。收購價每份第三類購股權0.139港元，相等於第三類購股權之「透視」值，即股份收購價與根據第三類購股權每股股份0.211港元之認購價之差額。

## III. 經考慮股份收購建議之主要因素

在構思吾等就股份收購建議之條款而向獨立董事委員會作出之推薦意見及提供之意見時，吾等曾考慮下列之主要因素：

### 1. 股份之股價表現及交投量

*(a) 股價表現*

股份收購價為每股股份0.35港元。表1載列以下期間股份之平均收市價以及股份收購價相對該等價格之溢價／折讓：

**表1：股份收購價相較不同期間股份平均收市價之溢價／折讓**

| | 平均收市價<br>*(港元)* | 股份收購價相較不同期間股份平均收市價之溢價／折讓<br>*(%)* |
|---|---|---|
| 於二零零四年十月二十九日，即股份於二零零四年十一月一日上午九時三十六分暫停買賣（「暫停買賣」）以待刊發該公佈前之最後完整交易日 | 0.405 | (13.6) |
| 截至二零零四年十月二十九日（包括該日在內）十個連續完整交易日 | 0.383 | (8.6) |
| 截至二零零四年十月二十九日止一個月 | 0.383 | (8.6) |
| 截至二零零四年十月二十九日止三個月 | 0.337 | 3.9 |
| 截至二零零四年十月二十九日止六個月 | 0.288 | 21.5 |
| 截至二零零四年十月二十九日止十二個月（「一年期間」） | 0.315 | 11.1 |
| 於最後實際可行日期 | 0.395 | (11.4) |
| 由二零零四年十一月四日（暫停買賣後首個交易日）至最後實際可行日期期間（「最後期間」） | 0.389 | (10.0) |

要約方文件所載資料準確性之理由充分，並為吾等之意見提供合理基礎。然而，吾等並無對　貴集團之業務、事務或未來前景進行任何獨立調查。

吾等並無考慮獨立股東及購股權持有人就是否接納收購建議之稅項影響，蓋稅項影響須視乎彼等各自之情況而定。特別是居住在香港境外或須繳納海外稅項或香港證券交易稅之獨立股東及購股權持有人應考慮其各自就收購建議之稅項狀況，倘有任何疑問，應諮詢彼等各自之專業顧問。

## II. 背景

### 1. 買賣協議

按該公佈所載述，美的國際與賣方已於二零零四年十月三十一日訂立買賣協議。根據買賣協議，賣方同意出售而美的國際同意購買670,076,808股股份，現金代價為234,526,882.80港元（相當於每股股份0.35港元）。買賣協議已於二零零四年十一月十一日完成。

### 2. 收購建議

完成買賣協議時，美的國際及其一致行動人士擁有合共670,076,808股股份，佔　貴公司當時已發行股本約42.4%，並須根據收購守則第26.1條，就美的國際及其一致行動人士尚未擁有或同意將予收購之全部已發行股份提出強制性有條件現金收購建議，以及根據收購守則第13條，美的國際亦須就全部未行使購股權提出類似收購建議。獨立股東應注意，收購建議將視乎及取決於美的國際所接獲有關股份（連同美的國際及其一致行動人士於收購建議之前及期間已擁有或同意將予收購之股份）之有效接納，將令彼等持有　貴公司之投票權達50%以上，方為有效。倘在收購建議結束前美的國際並無就有關股份接獲能令股份收購建議成無條件之足夠有效接納，則收購建議預計將會失效。由工商東亞代表美的國際向股東及購股權持有人提出收購建議之基準如下：

**股份收購建議**

每股股份 ............................................. 現金0.35港元

**購股權收購建議**

每份未行使之第一類購股權 ............................ 現金0.01港元
每份未行使之第二類購股權 ............................ 現金0.106港元
每份未行使之第三類購股權 ............................ 現金0.139港元

及座落於其上之24幢樓宇之全部權益、權利及業權。該等交易構成本公司之須予披露及關連交易。道亨證券就該等交易獲委任為本公司獨立董事委員會及獨立股東之獨立財務顧問，並就該等交易之條款之公平及合理性提供意見。

吾等建議獨立董事委員會建議獨立股東及購股權持有人在決定如何回應收購建議前，應細閱收購建議文件及受要約方文件。

由三名獨立非執行董事陳維端先生、羅榮生先生及林明勇先生組成之獨立董事委員會，已根據收購守則第2.1條成立，以考慮收購建議之條款，並就收購建議向股東及購股權持有人提供推薦意見。

誠如董事會函件所述， 貴公司認為，所有執行董事及非執行董事並無具備足夠獨立性出任獨立董事委員會成員。就執行董事而言，彼等均由賣方或其控股公司(或與其受同一監督之其他實體)或美的國際提名加入董事會，及／或為賣方之控股公司(或與其受同一監督之其他實體)或美的國際之控股公司之高級人員或僱員。因此，全體執行董事可能被視為於收購建議中直接或間接擁有權益，而就擔任獨立董事委員會成員而言並無足夠獨立性。

董事會函件進一步載述，就非執行董事而言，張新華先生及陳宇航先生為廣州國營白雲農工商聯合公司(「**廣州白雲**」)之高級人員或僱員，該公司亦提名張先生及陳先生加入董事會。根據 貴公司所獲披露之資料，根據證券及期貨條例第XV部，截至最後實際可行日期，廣州白雲擁有 貴公司已發行股本約10.3%權益。 貴公司明白到，賣方、其控股公司及廣州白雲均受廣州市政府之共同監督。因此，就收購守則第2.8條而言，廣州白雲可能歸入賣方「聯屬公司」之涵義，並被假定於收購建議中擁有間接權益。此外，由於栗建偉先生為美的國際之董事而栗建偉先生及袁利群女士為美的國際之控股公司美的集團有限公司之董事及僱員，彼等亦被視為於收購建議中擁有直接或間接權益。因此，非執行董事並無具備足夠獨立性成為獨立董事委員會之成員。

於構思吾等之推薦意見時，吾等乃依賴由美的國際董事及 貴公司董事分別提供並載於收購建議文件及受要約方文件之資料及陳述之準確性，並假設收購建議文件及受要約方文件所作出或提述之一切資料及陳述在各重大方面均屬真實及準確。吾等並無理由懷疑美的國際及 貴公司各自之董事向吾等提供之資料及陳述之真實性、準確性及完整性並已獲 貴公司及美的國際各自之董事告知，收購建議文件及受要約方文件所提供及所指之資料並無遺漏重大事實。吾等認為，吾等已審閱足夠資料以達致知情觀點，證明倚賴收購建議文件及受

*以下為道亨證券就收購建議致獨立董事委員會之意見函件全文，為供載入本受要約方文件而編製。*



**道亨證券有限公司**
**DaoHeng**Securities Ltd.

敬啟者：

**工商東亞融資有限公司**
**代表美的國際控股有限公司**
**就收購華凌集團有限公司全部已發行股份**
**(美的國際控股有限公司及其一致行動人士**
**已擁有或同意將予收購之股份除外)及華凌集團有限公司**
**全部未行使購股權提出強制性有條件現金收購建議**

## I. 緒言

吾等茲提述獲　貴公司委聘為獨立財務顧問，就收購建議之條款向獨立董事委員會提供意見，有關詳情載於二零零四年十一月十七日由美的國際致股東及購股權持有人之收購建議文件內之工商東亞函件，以及　貴公司致股東及購股權持有人之受要約方文件(本函件乃其中一部份)內。除文義另有所指外，受要約方文件所界定之詞彙與本函件所用者具相同涵義。

於二零零四年七月八日，　貴公司宣佈其訂立兩項協議，據此中國雪櫃實業有限公司(一間中外合資合營企業，　貴公司擁有95%權益)向一關連人士購入(i)一塊位於廣州市白雲區同寶路8號之土地，作價人民幣25,704,133.80(相當於約24,249,182.83港元)；及(ii)一塊位於廣州市白雲區同和北路暫編10號之土地



**HUALING HOLDINGS LIMITED**
**華凌集團有限公司**
*(於香港註冊成立之有限公司)*
**(股份代號：382)**

敬啟者：

作為獨立董事委員會，吾等已獲委任就收購建議向　閣下提供意見。收購建議之詳情載於日期為二零零四年十二月八日致股東及購股權持有人之文件(「受要約方文件」)所載之董事會函件，本函件為其中一部份。除文義另有所指外，受要約方文件所界定之詞彙與本函件所採用者具有相涵義。

吾等謹請　閣下垂注(i)受要約方文件第5至14頁所載之董事會函件；及(ii)受要約方文件第16至36頁所載，有關道亨證券就收購建議發表意見之函件；及(iii)受要約方文件各附錄所載之其他資料；及(iv)收購建議文件。

經考慮收購建議之條款及道亨證券之意見後，吾等認為，收購建議之條款就獨立股東而言屬公平合理，並建議獨立股東及購股權持有人接納收購建議，或倘於公開市場出售股份之所得款項淨額(經扣除一切交易費用後)高於收購建議應收之款項淨額，則考慮於市場上出售其股份，而就購股權持有人而言，於行使購股權項下之認購權後，考慮於市場出售其股份。獨立股東及購股權持有人於考慮美的國際之資料及其就本集團未來之意向，以及新委任董事之經驗後，仍受本集團之新管理層及新控權股東吸引，則應考慮保留彼等部份或全部之股份或購股權，或就購股權持有人而言，行使彼等根據購股權之部份或全部認購權及保留彼等據此之股份。購股權持有人應注意，受要約方文件之董事會函件指出，購股權之屆滿日期已改為二零零五年十一月十日。

此　致

*股東及購股權持有人*　台照

獨立董事委員會
*獨立非執行董事*
**羅榮生先生**
**陳維端先生**
**林明勇先生**
謹啟

二零零四年十二月八日

謹請　閣下參閱收購建議文件附錄一「收購建議之其他條款」所載有關接納程序及付款之資料。

## 推薦意見

務請　閣下垂注分別載於本受要約方文件第15頁及第16至36頁之獨立董事會函件及道亨證券函件，當中載有獨立董事委員會之推薦意見及道亨證券致獨立董事委員會之意見。

## 就接納收購建議之意向

於最後實際可行日期，若干董事於股份及購股權中擁有權益。該等董事於股份及購股權之權益詳情載於受要約方文件附錄三「權益披露」一節。於最後實際可行日期：(i)獨立非執行羅榮生先生已向本公司表明，其可能接納股份收購建議或倘其滿意有關出售所產生之所得款項淨額高於股份收購建議應收之所得款項淨額，則於公開市場出售現時由其所擁有之股份；(ii)亦為獨立非執行董事之陳維端先生已向本公司表明，其將持有現時由其持有作投資用途之股份；及(iii)非執行董事張新華先生已向本公司表明會接納購股權收購建議。

於最後實際可行日期，廣州白雲(為擁有本公司已發行股本約10.3%之實益擁有人)已向本公司表明其尚未決定是否接納股份收購建議。

## 其他資料

建議　閣下閱覽收購建議文件及接納表格有關收購建議之條款及條件、接納程序及付款之資料。亦謹請　閣下垂注本受要約方文件各附錄所載之其他資料。

此　致

*列位股東及購股權持有人*　台照

承董事會命
*執行董事*
**劉亮**
*謹啟*

二零零四年十二月八日

3. 第三類資產－將由本集團購入之物業權益：

該等物業包括兩塊位於廣州沙河區之工業土地及樓宇(「土地及樓宇」)。土地及樓宇之總收購成本為人民幣54,300,917.3元(約51,227,280.5港元)，而座落於其上自一九九零初以來已由本集團用作生產用途之樓宇於二零零三年十二月三十一日之賬面值為23,160,000港元。於二零零四年十一月十一日之估值報告中並無賦予土地及樓宇任何商業價值。然而，假設土地及樓宇之業權屬本集團所有，而本集團有權在無須支付政府額外地價或其他繁重款項之情況下轉讓附有土地使用權餘下年期之土地及樓宇，土地及樓宇於二零零四年十一月十一日之公開市值為人民幣89,700,000元(約84,622,642港元)。

根據本集團之會計政策，由於本集團擬於購入土地及樓宇後將之用作本集團之生產基地，本集團於土地使用權轉讓完成後將之以「土地及樓宇」入賬。鑑於(i)本集團已經及將會繼續在其日常業務過程中將土地及樓宇用作其生產基地，而(ii)本集團尚未接獲任何通知現有用途將須予以中斷；及(iii)董事會目前無意於收購完成後出售、轉讓或處置土地及樓宇，董事會並不知悉任何根據估值報告將予作出之調整。

根據本集團之會計政策及按本集團所得資料，倘本集團將不再取得該等物業現時之用途或因其他原因須將予中斷，本公司將確認減值虧損。

重估物業之虧絀及上文所載之會計處理方法須於財政年度末經本公司核數師進行法定審核。

謹請　閣下垂注本受要約方文件附錄一所載「重大變動」(d)段及本受要約方文件所載之「道亨證券函件」內「III.經考慮股份收購建議之主要因素」一節中1(c)段「每股有形資產淨值」有關重估本集團物業權益之會計處理方法。

## 接納及付款

閣下如欲接納收購建議，應確保填妥相關接納表格並須不遲於二零零四年十二月二十二日(星期三)下午四時正前及如收購建議成為或宣佈成為無條件，則為收購建議成為或宣佈成為無條件後十四日(以較遲者為準)或其他較後日期及／或美的國際可能釐定並在執行人員之同意下宣佈之日期，盡快交回過戶登記處(就**白色**接納表格而言)或本公司之公司秘書(就**黃色**接納表格而言)。

本集團之投資物業、在建工程及土地及樓宇(已計入本集團截至二零零三年十二月三十一日止年度之經審核財務報表)已收錄於本受要約方文件附錄二之估值報告內，惟有關之業權及擁有權以二零零四年十一月十一日(獨立物業估值師威格斯資產評估顧問有限公司編製物業估值之日)由本集團所持有者為限。

鑑於按估值報告重估有關物業權益，本集團預期將採納下列於受要約方文件附錄二所載，由威格斯資產評估顧問有限公司編製之估值報告所述有關物業權益之會計處理方法：

1. 第一類資產－由本集團持作投資之物業權益：

   本公司將貫徹遵照財務報表所述有關投資物業之會計政策，並將於財務報表編製日期按照該等物業權益之任何估值作出調整。

   本集團財務報表所述之第一類資產於二零零三年十二月三十一日之賬面值為168,000,000港元，而估值報告所述第一類資產於二零零四年十一月十一日在現況下之公開市值為人民幣103,600,000元(約97,736,000港元)。

2. 第二類資產－由本集團持有及佔用之物業權益：

   該等物業乃按成本值減累計折舊及累計減值虧損後入賬。按估值報告所述，第二類資產於二零零三年十二月三十一日之賬面值為169,180,000港元而第二類資產於二零零四年十一月十一日在況下之公開市值為人民幣137,368,000元(約129,592,000港元)。

   根據本集團之會計政策，董事會並不知悉任何根據估值報告將予作出之調整。於二零零四年十一月十一日之估值報告中，若干第二類資產並無賦予商業價值，乃由於在大部份情況下本集團就該等物業缺乏有效之合法業權，以致本集團不能在市場上自由轉讓、按揭或租賃該等物業。然而，鑑於(i)該等物業現時主要由本集團於其日常業務過程中用作生產基地、辦公室、貨倉及員工宿舍，而(ii)本集團並無接獲任何通知現有用途將須予以中斷；及(iii)董事會目前無意於市場上出售、轉讓或處置該等物業，董事會並不知悉任何根據估值報告將予作出之調整。

   根據本集團之會計政策及按本集團所得資料，倘本集團將不再取得該等物業現時之用途或因其他原因須將予中斷，本公司將確認減值虧損。

(iii) 生產量增加以降低個別單位所分配之固定成本。

本集團截至二零零三年十二月三十一日止年度之存貨約為549,900,000港元，較去年增加約38.7%。存貨水平增加主要由於下列原因所致：

(i) 於二零零四年上半年存有大量存貨滿足中國本地出口銷售訂單；及

(ii) 符合管理層之擴充計劃。

本集團於二零零三年十二月三十一日止約189,400,000港元之製成品乃於二零零四年上半年出售。佔本集團於二零零三年十二月三十一日止之製成品總額約66.3%。

謹請 閣下垂注於本受要約方文件附錄一「經審核綜合財務報表」所轉載之本公司截至二零零三年十二月三十一日止年度之核數師報告。

截至二零零四年六月三十日止六個月內，總營業額約達1,199,522,000港元，較去年同期上升約32%。總營業額上升主要由於出口銷售額錄得約601,000,000港元，較去年同期增加約31%。本集團各產品總銷售量達約1,202,200台，較去年同期上升35%。總銷售量中，其中503,000台為國內市場銷售，而699,200台則為出口銷售，內銷及出口分別較去年同期上升約35%及37%。截至二零零四年六月三十日止六個月，本集團錄得股東應佔虧損淨額約為45,000,000港元（截至二零零三年止六個月約為28,000,000港元），主要乃由於製造商之間持續的激烈競爭以及原料價格持續高企所致。

無論空調及冰箱的銷售量整體上都比去年同期有較大的增長，其中空調的銷售量總額為663,500台，冰箱則為538,700台，分別比去年同期增長49%及21%。本集團在國內市場的空調銷售量上較去年同期增長達87%。

亦謹請 閣下垂注本受要約方文件附錄一「中期業績」一節所載，本集團截至二零零四年六月三十日止六個月之未經審核綜合中期業績連同二零零三年同期之比較數字。

於最後實際可行日期，已發行股份及尚未行使購股權數目分別為1,588,036,408股及960,000份。本公司股本及購股權條款之詳情載於受要約方文件附錄三「股本及購股權」一節。

## 有關本集團之資料

本集團主要從事製造及銷售家庭電器，包括空調、冰箱及小型冰箱。本集團主要於中國、亞太區、歐洲、美洲及非洲經營業務。

截至二零零三年十二月三十一日止年度，本集團錄得股東應佔虧損淨額約77,000,000港元(截至二零零二年十二月三十一日止年度約為250,000,000港元)，而本集團於二零零三年十二月三十一日之資產淨值約為433,000,000港元(於二零零二年十二月三十一日約為511,000,000港元)。有關虧損主要由於下列原因所致：

(i) 中國電器市場業內之競爭激烈，導致本公司維持相對較低價格之策略以保持市場份額，而另一方面，本公司須招致更多銷售開支以推廣其產品及維持分銷渠道，引致毛利較低以及較高之營運開支；及

(ii) 原料如鋼鐵、塑膠、壓縮機之成本不斷上升，與此同時，公用成本如能源價格亦不斷上升，引致經營成本增加，因此，本公司不能維持較高之毛利水平。

於截至二零零三年十二月三十一日止年度內，空調銷售量約達691,000台，較去年銷售量增加約66%。營業額約達1,005,654,000港元，與去年比較，錄得約35%之升幅；營業額增加主要由於空調出口銷售收益及出口銷量分別達419,919,000港元及331,000台，相當於升幅分別約72%及67%。冰箱業務方面，銷售量約達786,000台； 較去年上升約24 %。而營業額則比去年上升約10%， 約達567,668,000港元。營業額增加主要由於冰箱出口銷售收益及出口銷量分別達255,430,000港元及429,000台，相當於升幅分別約29%及31%。於中國於二零零一年加入世貿組織後，中國之家電企業的競爭優勢變得明顯，推動本集團出口業務出現重大增幅。

本集團截至二零零三年十二月三十一日止年度之整體毛利約為300,059,000港元，較去年上升約79%。整體毛利增加主要由於下列原因所致：

(i) 於二零零二年以大幅折扣出售大量舊型號之空調及冰箱，而於二零零三年出售之空調及冰箱貢獻較高的邊際毛利；

(ii) 推行中央採購及重新設計新型號以削減單位成本；及

## 強制性收購

根據收購建議文件，美的國際及其一致行動人士並無意行使公司條例之條文下可能賦予有關在股份收購建議結束後強制收購並未購入之任何已發行股份之權利。

## 維持本公司之上市地位

收購建議文件指出，美的國際擬於收購建議結束後維持本公司之上市地位。根據收購建議文件，美的國際之董事及於二零零四年十一月十七日獲委任加入董事會之新董事已共同及個別地向聯交所承諾，於收購建議結束後採取適當步驟，以確保公眾人士持有之股份數目符合聯交所規定。

**根據上市規則第14.81(3)條，聯交所已表明，倘於收購建議結束後，公眾人士持有之股份數目低於適用於本公司之最低指定百分比(即25%)，或倘聯交所相信：**

**(i) 股份買賣出現或可能出現造市；或**

**(ii) 公眾人士所持有之股份數量不足以維持有秩序之市場，**

**則聯交所將考慮行使其酌情權暫停股份之買賣。**

## 重組本公司董事會

收購建議文件提及，緊隨收購建議文件寄發後，將提名五名新董事為董事，分別為方洪波先生、劉亮先生、栗建偉先生、袁利群女士及張權先生。方洪波先生、劉亮先生及張權先生將獲委任為執行董事，而栗建偉先生及袁利群女士則將獲委任為非執行董事。有關委任於二零零四年十一月十七日(即收購建議文件寄發日期)生效。收購建議文件亦指出，預期三名現任董事，分別為執行董事李宇君先生及黃偉華先生以及獨立非執行董事羅榮生先生將會辭任，而根據收購守則第7條，有關辭任將於收購建議首個結束日期或收購建議成為或宣佈成為無條件之日(以較遲者為準)生效。收購建議文件亦指出，其他現任董事(包括兩名獨立非執行董事陳維端先生及林明勇先生)預期將仍繼續留任董事會。此外，本公司亦將委任一名新獨立非執行董事在羅榮生先生辭任生效日期或之前取替其職務。

董事會亦注意到上述有關美的國際就本公司之意向。

十二日(首個結束日期)下午四時正前成為無條件，則預期收購建議將告失效。倘收購建議成為或宣佈成為無條件或失效，美的國際將另行發表公佈。

收購建議條款及條件之進一步詳情載於收購建議文件內。

**美的國際之資料**

本節之資料乃摘錄自收購建議文件。謹請 閣下垂注載於收購建議文件內的其他資料。

根據收購建議文件，美的國際乃一家於二零零四年七月二十八日於香港註冊成立之有限公司，其99.9%股權由美的集團有限公司擁有、0.09%股權由何享健先生(美的國際董事)實益擁有，而餘下之0.01%股權由盧德燕女士實益擁有。按收購建議文件所述，何享健先生、栗建偉先生及梁國平先生均為美的國際之董事。美的國際、其董事及其一致行動之人士於本公司之股權載於收購建議文件附錄二第三段「權益披露」。

按收購建議文件所述，除訂立買賣協議外，美的國際自註冊成立日期以來並無從事任何業務，及除履行其根據買賣協議及收購建議下付款責任之財務資源外，亦無擁有任何重大資產。

根據收購建議文件，美的集團有限公司乃中國最大家庭電器製造商之一。美的集團有限公司之家庭電器產品包括空調、電風扇、電飯煲、微波爐等，於中國內銷，並銷售至全球各地，包括香港、美國、歐洲、日本、加拿大及俄羅斯。美的集團有限公司於中國多個城市(包括順德、中山、蕪湖、武漢、淮安及重慶)設有生產設施。

**美的國際對本公司之意向**

謹請 閣下垂注下文所載有關美的國際就本公司之意向，有關資料乃摘錄自收購建議文件。同時謹請 閣下垂注載於收購建議文件內的其他資料。

**有關本公司之意向**

根據收購建議文件，美的國際有意繼續經營本集團之現有業務，且暫時並無計劃為本集團注入任何新增資產或除日常業務以外重新調配本集團之資產，而美的國際在有需要時將評估現有僱員之資格及重新制訂本集團之人力資源策略，據此將招聘用新僱員、重調現有僱員職能及／或遣散表現或資格未符理想之現有僱員。

## 收購建議

收購建議(包括股份收購建議及購股權收購建議)須受收購建議文件所載之條款及條件所限，有關條款及條件由工商東亞代表美的國際按下列基準作出：

### 股份收購建議

每股股份 ........................................ 現金0.35港元

### 購股權收購建議

每份未行使之第一類購股權 ........................ 現金0.01港元

每份未行使之第二類購股權 ........................ 現金0.106港元

每份未行使之第三類購股權 ........................ 現金0.139港元

在接納股份收購建議及當股份收購建議成為無條件時，股東將向美的國際出售彼等之股份(不附帶一切留置權、申索及產權負擔)，及所附有之一切權利(包括於寄發收購建議文件日期時或之後宣派、作出或支付之所有股息及分派)。在接納購股權收購建議後，購股權持有人將交出及放棄購股權所附之認購權利，該購股權將由本公司註銷。

購股權乃根據一九九三年購股權計劃發行。根據一九九三年購股權計劃之規章，倘任何人士取得本公司之控股權，董事須在實際可行情況下盡快通知當時每名購股權持有人，而各購股權持有人(受購股權之原有屆滿日所限)有權於取得該控制權後十二個月期間內任何時間，行使全部或部份購股權(以尚未行使者為限)，該等期間屆滿時後任何購股權均須終止及終結。

由於美的國際於買賣協議完成時已取得本公司之控制權(按一九九三年購股權計劃之涵義)，董事已於二零零四年十一月三十日向當時之購股權持有人發出通知，因此，購股權之屆滿日期為二零零五年十一月十日。於最後實際可行日期，所有第二類購股權已獲行使。

將由本公司吸納與收購建議有關之估計費用約為1,500,000港元。

### 收購建議之條件

收購建議將有待美的國際根據股份收購建議已接獲有關股份(連同美的國際及其一致行動人士於收購建議之前及期間已擁有或同意將予收購之股份)之有效接納，令彼等持有本公司之投票權達50%或以上，方為有效。倘美的國際並無接獲有關股份之足夠有效接納，致使股份收購建議於二零零四年十二月二

司當時全部已發行股本約42.4%，並須根據收購守則第26.1條及第13條，就美的國際及其一致行動人士尚未擁有或同意將予收購之全部已發行股份提出強制性有條件現金收購建議，以及註銷所有尚未行使之購股權。

由三名獨立非執行董事陳維端先生、羅棨生先生及林明勇先生組成之獨立董事委員會，已根據收購守則第2.1條成立，以考慮收購建議之條款，並就收購建議向股東及購股權持有人提供推薦意見。

本公司認為，所有執行董事及非執行董事並無具備足夠獨立性出任獨立董事委員會成員。就執行董事而言，彼等均由賣方或其控股公司(或與其受同一監督之其他實體)或美的國際提名加入董事會，及／或為賣方之控股公司(或與其受同一監督之其他實體)或美的國際之控股公司之高級人員或僱員。因此，全體執行董事可能被視為於收購建議中直接或間接擁有權益，而就擔任獨立董事委員會成員而言並無足夠之獨立性。

就非執行董事而言，張新華先生及陳宇航先生為廣州國營白雲農工商聯合公司(「**廣州白雲**」)之高級人員或僱員，該公司亦提名張先生及陳先生加入董事會。根據證券及期貨條例第XV部向本公司披露之資料，截至最後實際可行日期，廣州白雲擁有本公司已發行股本約10.3%之權益。本公司明白到，賣方、其控股公司及廣州白雲均受廣州市政府之共同監督。因此，就收購守則第2.8條而言，廣州白雲可能歸入賣方「聯屬公司」之涵義，並被當作於收購建議中擁有間接權益。再者，由於栗建偉先生為美的國際之董事，而栗建偉先生及袁利群女士為美的國際之控股公司美的集團有限公司之董事及僱員，彼等亦被視為於收購建議中擁有直接或間接權益。因此，非執行董事並無具備足夠獨立性出任獨立董事委員會之成員。

道亨證券已獲委任為獨立財務顧問，以考慮收購建議之條款及就此方面向獨立董事委員會提供推薦意見。



# HUALING HOLDINGS LIMITED
# 華凌集團有限公司

*(於香港註冊成立之有限公司)*

*執行董事：*
李宇君先生*(董事長)*
陳小石先生
梁偉文先生
黃偉華先生
方洪波先生
劉亮先生
張權先生

*註冊辦事處：*
香港
灣仔
皇后大道東183號
合和中心
41樓4108-10室

*非執行董事：*
張新華先生
陳宇航先生
栗建偉先生
袁利群女士

*獨立非執行董事：*
陳維端先生
羅榮生先生
林明勇先生

敬啟者：

**有關工商東亞融資有限公司代表美的國際控股有限公司**
**就收購全部已發行股份**
**(美的國際控股有限公司及其一致行動人士已擁有或同意**
**將予收購之股份除外)及註銷**
**全部未行使購股權提出強制性有條件現金收購建議**

## 緒言

於二零零四年十月三十一日，美的國際與賣方訂立買賣協議，據此，美的國際同意購買由賣方同意出售及促使出售之670,076,808股股份，緊隨買賣協議於二零零四年十一月十一日完成後，美的國際及其一致行動人士合共擁有本公

| | | |
|---|---|---|
| 「收購守則」 | 指 | 香港公司收購及合併守則 |
| 「第一類購股權」 | 指 | 根據一九九三年購股權計劃授予本公司董事及僱員並於最後實際可行日期仍未行使之購股權，賦予其持有人權利可按行使價每股股份0.93港元認購新股份 |
| 「第二類購股權」 | 指 | 根據一九九三年購股權計劃授予本公司董事及僱員並於最後實際可行日期仍未行使之購股權，賦予其持有人權利可按行使價每股股份0.244港元認購新股份 |
| 「第三類購股權」 | 指 | 根據一九九三年購股權計劃，授予本公司董事及僱員並於最後實際可行日期仍未行使之購股權，賦予其持有人權利可按行使價每股股份0.211港元認購新股份 |
| 「賣方」 | 指 | Able Profit Investment Limited，於英屬處女群島註冊成立之有限公司 |
| 「**白色**接納表格」 | 指 | 股份收購建議之接納及過戶表格 |
| 「**黃色**接納表格」 | 指 | 購股權收購建議之接納及過戶表格 |
| 「港元」 | 指 | 香港法定貨幣港元 |
| 「人民幣」 | 指 | 中國法定貨幣人民幣 |
| 「%」 | 指 | 百分比 |

*本受要約方文件已採納1港元兑人民幣1.06元之匯率，僅供參考之用。*

| | | |
|---|---|---|
| 「購股權持有人」 | 指 | 購股權之持有人 |
| 「購股權收購建議」 | 指 | 工商東亞代表美的國際根據收購守則就註銷全部未行使購股權提出之強制性有條件現金收購建議 |
| 「中國」 | 指 | 中華人民共和國，僅就本受要約方文件而言，不包括香港、中國澳門特別行政區及台灣 |
| 「股份過戶登記處」 | 指 | 本公司之香港股份過戶登記分處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心46樓 |
| 「買賣協議」 | 指 | 美的國際與賣方於二零零四年十月三十一日就賣方出售及美的國際購買出售股份而訂立之有條件買賣協議，該協議於二零零四年十一月十一日完成 |
| 「出售股份」 | 指 | 美的國際根據買賣協議收購之670,076,808股股份，佔於最後實際可行日期本公司已發行股本之42.2% |
| 「證監會」 | 指 | 香港證券及期貨事務監察委員會 |
| 「證券及期貨條例」 | 指 | 香港法例第571章證券及期貨條例 |
| 「股份」 | 指 | 本公司股本中每股面值0.10港元之股份 |
| 「股東」 | 指 | 股份之持有人 |
| 「股份收購建議」 | 指 | 工商東亞代表美的國際根據收購守則就收購全部未由美的國際或其一致行動人士擁有或同意將予收購之已發行股份，按每股股份0.35港元之價格提出之強制性有條件現金收購建議 |
| 「聯交所」 | 指 | 香港聯合交易所有限公司 |

| | | |
|---|---|---|
| 「工商東亞」 | 指 | 工商東亞融資有限公司，視作根據證券及期貨條例登記，可進行第1、4、6及9類受證券及期貨條例規管活動(為買賣證券、就證券提供意見、就公司融資提供意見以及資產管理)之持牌機構 |
| 「獨立董事委員會」 | 指 | 本公司成立之獨立董事委員會，獲委任就收購建議向股東及購股權持有人提供意見，委員會成員由三名獨立非執行董事組成，分別為陳維端先生、羅榮生先生及林明勇先生 |
| 「獨立股東」 | 指 | 除美的國際及與其一致行動人士及彼等各自之聯繫人士以外之股東 |
| 「最後實際可行日期」 | 指 | 二零零四年十二月三日，即本受要約方文件付印前為確定其中所載若干資料之最後實際可行日期 |
| 「上市規則」 | 指 | 聯交所證券上市規則 |
| 「美的國際」 | 指 | 美的國際控股有限公司，於香港註冊成立之有限公司 |
| 「一九九三年購股權計劃」 | 指 | 本公司於一九九三年十一月二十六日採納，並於二零零三年六月二十七日終止之購股權計劃 |
| 「收購建議」 | 指 | 股份收購建議及購股權收購建議 |
| 「收購建議文件」 | 指 | 由工商東亞代表美的國際向股東及購股權持有人所發行，日期為二零零四年十一月十七日之收購建議文件，載有收購建議之條款及條件及其他資料 |
| 「受要約方文件」 | 指 | 本公司根據收購守則就收購建議向股東及購股權持有人刊發之本回應文件 |
| 「購股權」 | 指 | 第一類購股權、第二類購股權及第三類購股權 |

*於本文件中，除文義另有指明外，下列詞彙具有以下涵義：*

| | | |
|---|---|---|
| 「該公佈」 | 指 | 本公司與美的國際就買賣協議及收購建議所刊發日期為二零零四年十一月三日之聯合公佈 |
| 「聯繫人士」 | 指 | 具上市規則所賦予之涵義 |
| 「董事會」 | 指 | 董事會 |
| 「結束日期」 | 指 | 首個結束日期，或倘收購建議獲延長，則為根據收購守則獲延長之收購建議結束日期 |
| 「本公司」 | 指 | 華凌集團有限公司，於香港註冊成立之有限公司，其已發行股份於聯交所主板上市 |
| 「公司條例」 | 指 | 香港法例第32章公司條例 |
| 「道亨證券」 | 指 | 道亨證券有限公司，為根據證券及期貨條例可從事第1, 4, 6, 7及9類根據證券及期貨條例之受規管活動(證券買賣、就證券提供意見、就公司融資提供意見、提供自動買賣服務及資產管理)之視作持牌法團，並為獨立董事委員會之獨立財務顧問 |
| 「董事」 | 指 | 本公司董事 |
| 「執行人員」 | 指 | 證監會企業融資部執行董事或其任何代表 |
| 「首個結束日期」 | 指 | 二零零四年十二月二十二日，按收購建議文件所述已由原先之預期首個結束日期二零零四年十二月十五日順延 |
| 「接納表格」 | 指 | **白色**接納表格及**黃色**接納表格 |
| 「本集團」 | 指 | 本公司及其附屬公司 |
| 「香港」 | 指 | 中國香港特別行政區 |

# 目錄

*頁次*

**閣下如**對本文件任何方面或應採取之行動**有任何疑問**，應諮詢 閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

**閣下如已**將名下之本公司股份全部**售出或轉讓**，應立即將本文件送交買主或承讓人，或經手買賣或轉讓之銀行、持牌證券交易商或其他代理商，以便轉交買主或承讓人。




HUALING HOLDINGS LIMITED
華凌集團有限公司

*(於香港註冊成立之有限公司)*

(股份代號：**382**)

# 有關工商東亞融資有限公司代表美的國際控股有限公司就收購華凌集團有限公司全部已發行股份（美的國際控股有限公司及其一致行動人士已擁有或同意將予收購之股份除外）及註銷華凌集團有限公司全部未行使購股權提出強制性有條件現金收購建議而致股東及購股權持有人之推薦意見

**獨立董事委員會之獨立財務顧問**

**道亨證券有限公司**


SECTION
179
WASH. D.C.
JAN 1 0 2005
RECEIVED
PROCESSING
SEC MAIL


道亨證券有限公司
DaoHengSecurities Ltd.

載有獨立董事委員會就收購建議而發表之推薦意見之函件載於本文件第15頁。

載有道亨證券有限公司就收購建議而致獨立董事委員會之函件載於本文件第16至36頁。

二零零四年十二月八日